Form 20-F
period 2023-06-30
LEAD REAL ESTATE CO., LTD
filed 2023-11-15
CIK 1888980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41814

Kabushiki Kaisha Lead Real Estate

(Exact name of Registrant as specified in its charter)

Lead Real Estate Co., Ltd

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of principal executive offices)

Eiji Nagahara, President, Chief Executive Officer and Representative Director

Telephone: +81 3-5784-5127

Email: nagahara@lead-real.co.jp

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	LRE	The Nasdaq Stock Market LLC
Ordinary shares*		The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the registration of the American depositary shares on The Nasdaq Stock Market LLC. Each American depositary share represents one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,641,900 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);
●	“ADSs” are to the American Depositary Shares of Lead Real Estate Co., Ltd, each of which represents one Ordinary Share (defined below);
●	“Lead Real Estate” are to Lead Real Estate Co., Ltd, a joint-stock corporation with limited liability organized under Japanese law;
●	“LRE Dallas” are to Lead Real Estate Global Co., Ltd., a Texas corporation, which is wholly owned by Lead Real Estate;
●	“LRE HK” are to Lead Real Estate HK Co. Limited, a private company limited by shares organized under Hong Kong law, which is wholly owned by Lead Real Estate;
●	“Ordinary Shares” are to the ordinary shares of Lead Real Estate;
●	“Real Vision” are to Real Vision Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law, which is wholly owned by Lead Real Estate;
●	“Sojiya Japan” are to Sojiya Japan Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law. Lead Real Estate and Mr. Eiji Nagahara, our president, chief executive officer, and representative director, each hold 50% of the equity interests in Sojiya Japan; and
●	“we,” “us,” “our,” “our Company,” or the “Company” are to Lead Real Estate and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2023, 2022, and 2021. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY144.47= $1.00, which was the foreign exchange rate on June 30, 2023 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on July 3, 2023. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/20230703/.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

The luxury residential property markets in Tokyo, Kanagawa prefecture, and Sapporo are highly competitive and if we cannot continue to successfully identify and secure an adequate inventory of development sites in these areas at commercially reasonable costs, our operations could be adversely impacted.

The luxury residential property markets in Tokyo, Kanagawa prefecture, and Sapporo are highly competitive with limited greenfield land and development sites available for acquisitions. The results of our property development operations depend in part upon our continuing ability to successfully identify and acquire an adequate number of land and development sites in desirable locations in our markets. To date, we primarily identify land and development sites through local real estate agencies. There can be no assurance that our long-standing relationships with these agencies will continue, that an adequate supply of land and development sites that meet our specifications will continue to be available to us through these agencies on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to the acquisitions of land and development sites than we have historically. We may not successfully obtain desired land and development sites due to the increasingly intense competition. An insufficient supply of land and development sites in one or more of our markets, or our inability to purchase or finance land and development sites on reasonable terms could have a material adverse effect on our sales, profitability, reputation, ability to service our debt obligations, and future cash flows, which could impact our ability to compete for land. Any land shortages or any decrease in the supply of suitable land at commercially reasonable costs could limit our ability to develop new projects or result in increased site deposit requirements or land costs. Moreover, the supply of potential development sites in Tokyo, Kanagawa prefecture, and Sapporo will diminish over time and we may find it increasingly difficult to identify and acquire attractive land and development sites through real estate agencies at commercially reasonable costs in the future. Our land acquisition costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenue, earnings, and margins.

Revenue generated from our condominium development and sales is uncertain and volatile.

Historically, the revenue generated from our condominium development and sales has been uncertain and volatile. For the fiscal years ended June 30, 2023, 2022, and 2021, revenue generated from sales of our condominiums was JPY7,270,200 thousand (approximately $50,323 thousand), JPY5,207,600 thousand (approximately $39,508 thousand), and JPY1,583,643 thousand (approximately $1,204 thousand), accounting for approximately 42%, 36%, and 14% of our total revenue, respectively. Because we sell the entire condominiums, we have a relatively small number of condominium projects per year but much higher average sale price per project, which may result in lumpy and uneven revenue during a period of time. If we fail to predict the revenue generated from sales of our condominiums in the future, or if such revenue continues to be uncertain and volatile, it could adversely impact our business, prospects, liquidity, financial condition, and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

Real estate development is capital intensive. To date, we have funded our land acquisitions for single-family home development primarily through short-term bank loans, typically with terms ranging from three to six months, and we have funded our land acquisitions for condominium development using cash generated from our operations. As of June 30, 2023, we had approximately JPY5,899,155 thousand (approximately $40,833 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2023, we repaid JPY11,409,670 thousand (approximately $72,795 thousand) and renewed JPY10,947,410 thousand (approximately $78,976 thousand) of our short-term borrowings. As of June 30, 2022, we had approximately JPY6,361,415 thousand (approximately $46,881 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2022, we repaid JPY7,535,860 thousand (approximately $55,537 thousand) and renewed JPY9,446,200 thousand (approximately $69,616 thousand) of our short-term borrowings. As of June 30, 2021, we had approximately JPY4,451,075 thousand (approximately $32,803 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2021, we repaid JPY7,626,187 thousand (approximately $56,203 thousand) and renewed JPY8,046,791 thousand (approximately $59,302 thousand) of our short-term borrowings. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

Our ability to secure sufficient financing for land acquisitions depends on a number of factors that are beyond our control, including market conditions in the capital markets, lenders’ perceptions of our creditworthiness, the Japanese economy, and the Japanese government regulations that affect the availability and cost of financing for real estate companies. Further financing may not be available to us on favorable terms, if at all. If we are unable to obtain short-term financing in an amount sufficient to support our operations, it may be necessary, to suspend or curtail our operations, which would have a material adverse effect on our business and financial condition. In that event, current shareholders would likely experience a loss of most of or all of their investment.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of June 30, 2023, we had approximately JPY5,899,155 thousand (approximately $40,833 thousand) in short-term borrowings and JPY5,437,668 thousand (approximately $37,639 thousand) in long-term borrowings outstanding.

The amount of our debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;
●	limiting our ability to obtain additional financing;
●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;
●	increasing the cost of any additional financing; and

●	limiting the ability of our subsidiaries to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows impacting our ability to meet our payment obligations under our debts. Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control.

We rely on key relationships with service providers and agencies across the real estate development industry, and to the extent they experience pressures in raw materials, labor, or timely construction and delivery of projects, it could in turn have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations.

We primarily rely on service providers, including contractors, to perform the construction of substantially all of our single-family homes and condominiums, including the selection and procurement of raw materials used in the construction as well as the construction and delivery of the projects. If our contractors fail to timely construct and deliver projects, we will be subject to penalties for such delay under our contracts with customers. We also primarily rely on real estate agencies to identify land and development sites for acquisition as well as customers. Therefore, to the extent such service providers and agencies experience pressures in raw materials (especially an increase in the price of lumber), labor (including an increase in labor cost), or timely construction and delivery of projects, such pressures may pass through to us, which could increase our cost and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

Our Glocaly platform is in its nascent stage and may experience volatility in performance, and there can be no assurance that we can take advantage of the amendments to the Japanese law that allow electronic delivery of certain documents required for real estate transactions.

We launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums. See “Item 4. Information on The Company—B. Business Overview—Glocaly Platform” for more information. However, our Glocaly platform is still in its nascent stage and has not generated revenue as of the date of this annual report. Therefore, it may experience volatility in performance as we continue to improve and upgrade the platform. We may be unable to successfully develop and maintain our Glocaly platform, which could adversely impact our business, prospects, and results of operations.

In addition to functioning as an interactive media platform, our Glocaly platform has the potential to expand into a multilingual and seamless transaction platform targeting both domestic and foreign buyers for transacting condominiums in Japan. Although all procedures in real estate transactions were previously not allowed to be conducted electronically in Japan, amendments to Japanese law allow electronic delivery of certain documents required for real estate transactions starting from May 2022. Although we expect to have the first-mover advantage in the area of electronic real estate transactions, there can be no assurance that we can take advantage of the amendments in relation to our business using Glocaly platform.

Our construction of single-family homes and condominiums is dependent on the availability, skill, and performance of contractors.

We engage contractors to perform the construction of substantially all of our single-family homes and condominiums and to select and obtain raw materials used in the construction. Accordingly, the timing and quality of our construction depend on the availability and skill of our contractors. While we anticipate being able to cooperate with reliable contractors and believe that our relationships with contractors are good, we can provide no assurance that skilled contractors will continue to be available at reasonable rates and in our markets. In addition, as we expand into new markets, we typically must develop new relationships with contractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. The inability to contract with skilled contractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Under our contracts with customers in relation to our single-family homes and condominiums and in accordance with Japanese law, the properties we develop are subject to a 10-year quality warranty. Despite our quality control efforts, we may discover from time to time that our contractors have engaged in improper construction practices or have installed defective materials in our residential condominiums or buildings. Negligence or poor work quality by any contractors may result in structural defects or substandard construction quality in our single-family homes or condominiums, which could in turn cause us to suffer project delays, cost overruns, and financial losses, harm our reputation, or expose us to third-party claims. Even if the contractor performing the construction work in such instances is ultimately held responsible for the consequences of any such property defects, any such incidents could have lasting adverse effects on us. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. In addition, contractors may make use of third-party subcontractors with which we have no direct relationship, further limiting our ability to manage the foregoing risks. Although our construction contracts with contractors contain provisions designed to protect us, we may be unable to successfully enforce these provisions and, even if we are able to successfully enforce these provisions, the contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings, or encounter financial or other difficulties, such as supply shortages, labor disputes, or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

A shortage of building materials or labor, or increases in their costs, could delay home construction or increase its cost, which could materially and adversely affect us.

Our contractors are responsible for procuring almost all of the raw materials used in our project developments. The real estate development industry experiences labor and raw material shortages from time to time, including shortages in lumber in particular. Shortages in lumber in particular could result in an increase in our construction cost paid to the contractors, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations. For example, the price of lumber has been increasing since the beginning of 2021, which has in turn increased the payments to our contractors. These labor and raw material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures, or a result of broader economic disruptions, such as the COVID-19 pandemic. In addition, our success in our existing markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials through contractors on terms that are favorable to us. Such markets may exhibit a reduced level of skilled labor relative to increased property development demand in these markets. In the event of shortages in labor or raw materials in such markets, local contractors, tradespeople, and suppliers may choose to allocate their resources to developers with an established presence in the market and with whom they have longer-standing relationships with. Labor and raw material shortages and price increases for labor and raw materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our business could be materially and adversely disrupted by an epidemic or pandemic (such as the COVID-19 pandemic), or similar public threat, or fear of such an event, and the measures that the governmental authorities implement to address it.

An epidemic, pandemic, or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, along with any associated economic and social instability or distress, have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations.

On March 11, 2020, the World Health Organization declared the outbreak of the COVID-19 virus to be a global pandemic, and in April 2020, the Japanese government issued the Declaration of a State of Emergency, whereby the Japanese government ordered non-essential activities and businesses across Japan to close as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted many business sectors across Japan, including the sectors in which we operate, especially in Tokyo. The COVID-19 pandemic has not materially impacted our business operations and operating results. Core demand for single-family homes and condominiums remains high, which is reflected in our higher revenue growth and operating profits. On the supply and construction side, however, our business has faced inflation in the prices of raw materials and labor costs associated with supply chain shortages resulting from the pandemic, which may adversely impact our margins. As of the date of this annual report, we have passed the rising costs through to our customers in the form of higher average sale prices and also mitigated increases in our construction costs through fixed cost subcontractor arrangements, where the subcontractor bears the cost inflation, thereby preserving our margins. Although we currently expect this trend to continue for future supply side driven inflationary pressures, we cannot guarantee that we will be able to pass all cost increases to our customers and subcontractors or avoid adverse impacts on our margins. See “—A shortage of building materials or labor, or increases in their costs, could delay home construction or increase its cost, which could materially and adversely affect us.” In addition, the COVID-19 pandemic has resulted in changes to the way we conduct our real estate development and sales, including holding remote meetings with customers and taking certain precautionary measures for customers who visit our offices (such as using alcohol disinfectant). While we continue to assess the COVID-19 pandemic, at this time we cannot estimate with any degree of certainty the full impact of the COVID-19 pandemic on our financial condition and future results of operations. The ultimate impacts of the COVID-19 pandemic and related mitigation efforts will depend on future developments, including the duration of the COVID-19 pandemic, the acceptance and effectiveness of vaccines, the impact of COVID-19 and related containment and mitigation measures on our customers, contractors, and employees, workforce availability, and the timing and extent to which normal economic and operating conditions resume. To the extent that the COVID-19 pandemic adversely impacts our business, results of operations, liquidity, or financial condition, it may also have the effect of increasing many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section.

We may be unable to complete our property development projects on time, or at all.

The progress and costs for our development projects can be adversely affected by many factors, including:

●	delays in obtaining necessary licenses, permits, or approvals from government agencies or authorities;
●	shortages of materials, equipment, contractors, and skilled labor;
●	disputes with our contractors;
●	failures by our contractors to comply with our designs, specifications, or standards;
●	difficult geological situations or other geotechnical issues;
●	onsite labor disputes or work accidents;
●	epidemics or pandemics, such as the COVID-19 pandemic; and
●	natural catastrophes or adverse weather conditions.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenue, cash flows, and reputation.

Our results of operations may fluctuate from period to period.

Our results of operations tend to fluctuate from period to period. The number of properties that we can develop or complete during any particular period is limited due to the substantial capital required for land acquisitions and construction, as well as the lengthy development periods required before positive cash flows may be generated.

The recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period. Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenue, which are revised on a regular basis as the work progresses. Any material deviation between actual and estimated total project sales and costs may result in an increase, a reduction, or an elimination of reported revenue or costs from period to period, which will affect our net income.

Our hotel operations are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

Our hotel operations are subject to a number of business, financial, and operating risks inherent to the hospitality industry, including:

●	competition from hospitality providers in the localities where we operate our hotels;
●	relationships with business partners;
●	increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;
●	the ability of third-party Internet and other travel intermediaries who sell our hotel services to guests to attract and retain customers;
●	cyclical fluctuations and seasonal volatility in the hospitality industry;
●	changes in desirability of geographic regions of our hotels, changes in geographic concentration of our operations and customers, and shortages of desirable locations for development;
●	changes in the supply and demand for hotel services, including rooms, food and beverage, and other products and services;
●	changes in governmental policies (including in areas such as trade, travel, immigration, healthcare, and related issues); and
●	political instability, pandemics (such as the COVID-19 pandemic), geopolitical conflict, heightened travel security measures, and other factors that may affect travel.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for hospitality products and services, or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenue and limit opportunities for growth.

Contraction in the global economy or low levels of economic growth could adversely affect our revenue and profitability as a hotel operator.

Consumer demand for our hotel services is linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in demand for our products and services due to general economic conditions could negatively affect our business by limiting the amount of fee revenue we are able to generate from our hotel properties and decreasing the revenue and profitability of our hotel properties. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance, and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotel services decreases, our business operations and financial performance and results may be adversely affected.

We are subject to risks inherent in the residential leasing business.

As we lease apartment building units to individual customers in Japan and Dallas, Texas, we are subject to varying degrees of risk inherent to the residential leasing business, including:

●	changes in the economic climate in the markets in which we lease apartment buildings, including interest rates, the overall level of economic activity, the availability of consumer credit, unemployment rates, and other factors;
●	a lessening of demand for the apartment units that we own;
●	competition from other available residential units and development of competing apartment units;
●	changes in market rental rates;
●	changes in real estate taxes and other operating expenses (such as cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, pest control, staffing, and other general costs);
●	changes in laws and regulations affecting properties (including tax, environmental, zoning and building codes, and housing laws and regulations);
●	our inability to maintain the quality and safety of our apartment units;
●	the perception of tenants and prospective tenants as to the attractiveness, convenience, and safety of our apartments or the neighborhoods in which they are located; and
●	Adverse geopolitical conditions, health crises, dislocations in the credit markets, and other factors that could affect our ability to collect rents and late fees from tenants.

Any of these factors could have a material adverse impact on results of our operations or financial condition.

Rent control laws and other regulations that limit our ability to increase rental rates may negatively impact our rental income and profitability of our residential leasing business.

Various levels of governmental agencies may introduce rent control laws or other regulations that limit our ability to increase rental rates, which may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly become applicable to certain of our properties, our revenue from and the value of such properties can be adversely affected.

If our tenants seek early termination of their leases or fail to meet their obligations under their leases, our business, results of operations, and financial condition may be materially and adversely affected.

Our tenants may seek early termination of their leases or fail to meet their obligations in connection with the leases. If a tenant defaults on his/her payment obligations and fails to cure the default within the applicable grace period, we may terminate the lease and repossess the apartment pursuant to the lease and relevant laws. We also need to return prepaid rents to the relevant tenant, as applicable, which might have negative impact on our cash flow. In the event of lease breach or early termination, we may not be able to find a new tenant to fill the vacancy in a timely manner, under the same terms or at all, and the security deposit or penalty of the defaulting tenant may not be sufficient to cover our losses for the period in between the leases. Our business, results of operations, and financial condition would be adversely affected, if a significant number of our tenants seek early termination or fail to meet their obligations in connection with the lease.

In addition, tenants may use our apartments for illegal purposes or engage in illegal activities in our apartments, damage or make unauthorized structural changes to our apartments, refuse to leave the apartments upon default or termination of the lease, disturb nearby tenants with noise, trash, odors, or eyesores, sublet our apartments in violation of our lease, or permit unauthorized persons to live in our apartments. Although the tenants are responsible for damages caused by their wrongful conduct, we may still suffer from negative impact on our business and reputation. Damage to our apartments may delay re-leasing, necessitate expensive repairs, or impair the rental income of the apartments, resulting in a lower-than-expected rate of return.

If we are unable to attract, train, assimilate, and retain employees that embody our culture, including project managers and senior managers, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees, including project managers. If we are unable to hire and retain project managers capable of effectively coordinating external parties that work on our projects, our ability to develop new projects may be impaired, the construction of our existing projects could be materially adversely affected, and our brand image may be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We place substantial reliance on the industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Eiji Nagahara, our founder, president, chief executive officer, and representative director, is particularly important to our future success due to his substantial experience and reputation in the real estate development industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Any unauthorized use of our brand or trademark may adversely affect our business.

We currently own 19 trademarks for real estate related services in Japan and have three pending trademark applications in Japan and the U.S. We rely on the Japanese and U.S. intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks, and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks, and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

We do not have sufficient insurance to cover potential losses and claims.

We currently maintain fire insurance and insurance coverage against liability from tortious acts or other personal injuries on our project sites. However, we do not have insurance coverage against potential losses or damages with respect to our properties before their delivery to customers. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. While we believe that our practice is in line with the general practice in the Japanese property development industry and there have not been instances when we had to incur losses, damages, and liabilities because of the lack of insurance coverage, there may be such instances in the future as we develop more properties, which may in turn adversely affect our financial condition and results of operations.

We are subject to various laws and regulations, including those regarding the leasing, purchasing, and selling of real property, and violations of, or changes to, such laws and regulations may adversely affect our business.

The businesses we engage in are subject to various laws and regulations in Japan.

We are subject to the Building Lots and Buildings Transaction Business Act of Japan (Act No. 176 of 1952, as amended), or the Building Lots and Buildings Transaction Business Act, which regulates the lease, sale, and purchase of buildings and building lots or brokerage of sale and purchase or leasing thereof and which requires a license from the Minister of Land, Infrastructure, Transport, and Tourism of Japan or the governor of a prefecture, as the case may be. Violations of the Building Lots and Buildings Transaction Business Act could result in our licenses being revoked or our business being suspended, which could materially impact our ability to continue our operations in these businesses. In addition to the above, our real estate business is subject to several other national and local regulations concerning matters such as zoning, public bidding procedures, environmental restrictions, and health and safety compliance, and we are required to obtain numerous governmental permits and approvals.

Our real estate business is also subject to the Building Standards Act of Japan (Act No. 201 of 1950, as amended), or the Building Standards Act, which subjects our building operations to extensive regulation and supervision regarding the methods of construction, as well as safety matters. Violations of the Building Standards Act and other building construction regulations could result in the suspension of construction, the demolition, or the reconstruction of a building, repairs, or limiting use of a building to only certain conforming parts of the building.

Changes to other laws and regulations with more general applicability to Japanese corporations, such as tax laws and accounting rules, could also have an impact on our financial condition and results of operations. Violations of laws and regulations could result in significant regulatory sanctions against us, including the suspension or revocation of our governmental permits and approvals, which could have a negative impact on our reputation and materially affect our results of operations.

Changes in applicable laws and regulations could also result in reduced flexibility in conducting our business and increased compliance costs or may have other adverse effects on our business, financial condition, and results of operations.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

As of the date of this annual report, we primarily operate in the real estate development markets in Tokyo, Kanagawa prefecture, and Sapporo and we primarily generate revenue from these markets. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these areas, than the operations of more geographically diversified competitors. These risks include:

●	changes in economic conditions and unemployment rates;
●	changes in laws and regulations;
●	a decline in the number of home purchasers;
●	changes in competitive environment; and
●	natural disasters.

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that any of the areas in which we develop real properties is more severely impacted by any such adverse condition, as compared to other areas or countries.

A downturn in the economy of the markets in which we operate could adversely impact purchases of real properties. Factors that could affect customers’ willingness to make real property purchases include general business conditions, levels of employment, interest rates and tax rates, the availability of mortgage, and customer confidence in future economic conditions. In the event of an economic downturn, home purchase habits could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minster Fumio Kishida and the former administration of Prime Minister Yoshihide Suga and Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting spending on real properties. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We have established subsidiaries in the U.S. and Hong Kong and plan to expand our operations in these markets and in Southeast Asia, especially the Philippines. The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international operations, we may need to recruit and hire new project management, sales, marketing, and support personnel in the countries in which we have or will establish new subsidiaries or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing and sales channels. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer.

Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to real estate development and sales;
●	compliance with multiple and potentially conflicting regulations in Asia and North America;
●	difficulties in staffing and managing foreign operations;
●	longer collection cycles;
●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;
●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;
●	localized spread of infection resulting from the COVID-19 pandemic, including any economic downturns and other adverse impacts;
●	difficulties in enforcing agreements through foreign legal systems;
●	impact of different real estate trends in different regions;
●	fluctuations in currency exchange rates that may affect real property demand and may adversely affect the profitability in JPY of real properties provided by us in foreign markets where payment for our real properties is made in the local currency;
●	changes in general economic, health, and political conditions in countries where our properties are sold;
●	potential labor strike, lockouts, work slowdowns, and work stoppages; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

From time to time, we may become involved in disputes with the development and sale of our properties or other aspects of our business and operations, including labor disputes with employees. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments.

Environmental contamination on properties that we own or have sold could adversely affect our results of operations.

In Japan, under the Soil Contamination Countermeasures Act of Japan (Act No. 53 of 2002, as amended), or the Soil Contamination Countermeasures Act, if a local governor finds that the level of soil pollution in a given area of land due to hazardous or toxic substances exceeds the standards prescribed by the Ministry of the Environment of Japan and that area of land is polluted to such an extent that it has caused or may cause harm to human health, the governor must designate the area of land as a polluted area and the governor may order the current owner of such land to remove or remediate hazardous or toxic substances on or under the land in accordance with a plan for removal and remediation, in principle, whether or not the current owner knew of, or was responsible for, the presence of such hazardous or toxic substances.

The environmental surveys that we generally conduct in connection with our properties, such as to discover hazardous or toxic substances in the soil, groundwater, and buildings, may be inadequate to fully uncover the problems of the types they are intended to identify, which are often hidden or impossible to detect without special expertise and equipment. The presence of hazardous or toxic substances on our properties, or our failure to properly remediate any such contamination, may adversely affect our ability to sell, develop, or lease our properties or borrow using the affected properties as collateral. If hazardous or toxic substances are discovered on any of our properties, the affected properties could fall in value, completion of development may be delayed, and we may be required to incur substantial unforeseen costs to remediate the underlying hazard and discharge the related environmental liabilities. Furthermore, if actual harm to human health results from the presence of hazardous or toxic substances on our properties, we may incur significant damages, regulatory sanctions, or damage to our brand and reputation. The realization of any of such risks related to environmental contamination could have a material adverse effect on our business, financial condition, and results of operations.

Our businesses are subject to risks related to natural or man-made disasters, pandemics, and other catastrophic events.

Our business is subject to the risk of natural disasters, such as earthquakes, typhoons, tsunamis, flooding, and volcanic eruptions, as well as man-made disasters, such as fire, industrial accidents, war, riots, or terrorism. We are also exposed to the risk of pandemics, such as the COVID-19 pandemic, public health issues, and other catastrophic events. Should a disaster or other catastrophic event occur, our personnel could suffer injuries, our operations could be disrupted, and we may experience construction delays, including delays in initiating development or construction of properties, or become unable to complete the construction of properties under development. In addition, we may be unable to sell our properties in inventory and our properties could decrease in value or be directly and severely damaged. We may also be required to incur expenses to restore or replace damaged properties in inventory or other facilities we rely on to operate our business.

Japan is earthquake-prone and has historically experienced numerous large earthquakes that have resulted in extensive property damage, such as the earthquake on March 11, 2011, or the Great East Japan Earthquake, and the earthquakes that occurred in Kumamoto in April 2016. Developments on reclaimed land are subject to an increased risk of soil liquefaction, which can be triggered by an earthquake. Although we generally avoid developing projects on reclaimed land, it is possible that some of our future developments will be located on reclaimed land. Although we will conduct assessments of the reclaimed land as we deem necessary, the assessments may not be sufficient to detect the extent of any risk of liquefaction in the event of an earthquake. Typhoons also frequently hit various regions of Japan. For instance, major typhoons affected parts of Japan in the fall of 2019. Although we have not experienced material disruptions to our business or physical damage resulting from typhoons in the past, we cannot guarantee that such disruptions or physical damage will not happen in the future. In addition, we focus primarily on developing and selling real estate located in Tokyo, Kanagawa prefecture, and Sapporo, making us particularly vulnerable to any natural or man-made disasters that occur in this area. Even if our facilities do not incur physical damage, any loss or limit to our use of utilities, such as electricity, could disrupt our businesses. Our insurance against damage or liability caused by typhoons and other natural disasters may not be sufficient to cover repair costs or other losses, and we generally maintain no insurance coverage relating to earthquakes or business interruption insurance.

Changes in the policies of the Japanese government that affect demand for housing and investment properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate.

Demand in the Japanese residential real estate market is significantly affected by the policies of the Japanese government, which currently include low interest rate policies that result in the availability of housing loans from banks with highly discounted mortgage rates and preferential tax treatment in connection with housing loans, and the availability of publicly sponsored long-term mortgage products. Some of these housing-related policies were put in place by the Japanese government to help counteract the effect of the consumption tax rate increase in 2014 on housing demand and were further modified to help mitigate the impact of the consumption tax rate increase in 2019. Such policies may change or be discontinued in the future or may not continue to contribute to increased demand for single-family homes and condominiums as intended. Changes in residential property taxes, consumption taxes incurred when purchasing a residence, or other housing-related policies that increase the cost of owning, acquiring, or selling real estate may adversely affect the ability or willingness of prospective home buyers to purchase a single-family home or condominium, which may materially and adversely affect our business, financial condition, and results of operations.

Demand for residential real estate properties for investment purposes is also affected by government policies. For example, under Japanese tax laws, it has been possible for individuals to receive favorable tax deductions relating to investments in used rental buildings located overseas. When such used rental buildings are sold, rental losses that have been disregarded when calculating depreciation expenses for a used rental building located outside of Japan using the simplified method to determine useful life may be deducted from the accumulated depreciation expenses that should be excluded when calculating the property’s basis for sale, resulting in a higher basis and thus lower capital gains.

We may incur losses due to defects relating to our properties.

We may be liable for unforeseen losses, damages, or injuries suffered by third parties at properties that we develop, own, sell, or lease as a result of defects in such properties. In Japan, pursuant to the Civil Code of Japan (Act No. 89 of 1896, as amended), or the Civil Code, the owner of a structure or property attached to land is strictly liable to a third party who suffers damages due to defects in such structure or property. Our business, financial condition, or results of operations could be adversely affected as a result of our incurring any such liability. We may also incur significant costs to remedy construction defects in properties that we develop, own, lease, or sell under warranty. Following the completion of our real estate development projects, we may be liable for unforeseen losses, damages, or injuries to third parties at properties we own or sell arising from construction defects.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Although we currently generate an insignificant amount of our revenue from markets outside of Japan, we expect that an increasing portion of our revenue and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business.

Future acquisitions may have a material adverse effect on our ability to manage our business and our results of operations and financial condition.

We may acquire businesses, technologies, services, or products which are complementary to our core real estate development and sales business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business or our results of operations and financial condition. In addition, we may need to fund any such acquisitions through the incurrence of additional debt or the sale of additional debt or equity securities, which would result in increased debt service obligations, including additional operating and financing covenants, or liens on our assets, that would restrict our operations, or dilution to our shareholders.

Risks Related to Our Ordinary Shares and the Trading Market

Share ownership is concentrated in the hands of our management, who are able to exercise a direct or indirect controlling influence on us.

As of the date of this annual report, our directors and executive officers together beneficially own approximately 90.1% of our Ordinary Shares issued and outstanding, excluding treasury shares with no voting rights. These shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of a substantial amount of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 13,641,900 Ordinary Shares are issued and outstanding, 1,986,100 Ordinary Shares are issued as treasury shares, and 1,143,000 ADSs (representing 1,143,000 Ordinary Shares) are issued, outstanding and freely tradeable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	the trading volume of the ADSs on Nasdaq;
●	sales of the ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. See “Item 15. Controls And Procedures” for more information.

As a foreign private issuer, we have followed home country practice even though we are considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

As of the date of this annual report, Mr. Eiji Nagahara, our president, chief executive officer, and representative director, owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;
●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and
●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.” Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Ordinary Shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Direct acquisition of our Ordinary Shares, in lieu of ADSs, is subject to a prior filing requirement under the amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act of Japan and related regulations.

Under the amendments in 2019 to the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) (“FEFTA”) and related regulations, direct acquisition of our Ordinary Shares, in lieu of ADSs, by a Foreign Investor (as defined herein under “Item 10. Additional Information—D. Exchange Controls”) could be subject to the prior filing requirement under FEFTA, regardless of the amount of shares to be acquired. A Foreign Investor wishing to acquire direct ownership of our Ordinary Shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the Foreign Investor will not be permitted to acquire our Ordinary Shares directly.

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs since the depositary received clearance for the acquisition of our Ordinary Shares underlying the ADS in May 2023. In addition, any Foreign Investor expecting to receive delivery of our Ordinary Shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading the ADSs once the depositary receives clearance for the deposit of the underlying Ordinary Shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our Ordinary Shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying Ordinary Shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

The discussion above is not exhaustive of all possible foreign exchange controls requirements that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of our Ordinary Shares or the ADSs by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, see “Item 10. Additional Information—D. Exchange Controls.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against us or the depositary arising from or relating to our Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS owners and holders are not deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS owners and holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on the jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

Subject to the terms of the deposit agreement, the depositary has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses and any taxes or other government charges. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended (the “Securities Act”), but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary or its agents into U.S. dollars, subject to certain conditions and the terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon cancellation and surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee and a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee of our board. As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer.

If we cannot satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with the continued listing requirements and other rules of Nasdaq. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting. If Nasdaq subsequently delists the ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;
●	reduced liquidity with respect to the ADSs;
●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or
●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2022 taxable year. However, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company (“PFIC”) Consequences.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

Corporate History and Structure

We started our business through Lead Real Estate in Tokyo, Japan, in March 2001 as a limited liability company, which was subsequently reorganized in November 2003 into a joint-stock corporation (kabushiki kaisha) with limited liability.

In July 2006, Mr. Eiji Nagahara, our president, chief executive officer, and representative director, established Lead Proset Farm Co., Ltd as a joint-stock corporation with limited liability in Japan, which was changed into Real Vision Co., Ltd. in December 2008 and became a wholly owned subsidiary of Lead Real Estate in March 2021. Real Vision was established for the provision of property management service to the properties we developed.

In February 2014, Mr. Nagahara established LRE HK, a private company limited by shares in Hong Kong, which became a wholly owned subsidiary of Lead Real Estate in May 2015. LRE HK was established for the expansion of our overseas business in Asia.

We further expanded geographically to the United States through the establishment of Lead Real Estate Dallas, LLC, a limited liability company in Texas, the U.S., in September 2017, which was converted into Lead Real Estate Global Co., Ltd., a Texas corporation, in October 2020. LRE Dallas was established for the expansion of our overseas business in the U.S. Lead Real Estate has also been qualified and authorized to transact intrastate business in California since Decmeber 2014.

In January 2020, together with Mr. Nagahara, we established Sojiya Japan, as a joint-stock corporation with limited liability in Japan, for the provision of cleaning services for our properties. Lead Real Estate and Mr. Nagahara each hold 50% of the equity interests in Sojiya Japan.

In October 2014, Mr. Nagahara established JP Shuhan, as a joint-stock corporation with limited liability in Japan. Mr. Nagahara currently holds 100% of the equity interests in JP Shuhan.

In August 2019, Mr. Nagahara established LRE Cayman, as a company limited by shares under the laws of the Cayman Islands. Mr. Nagahara currently holds 100% of the equity interests in LRE Cayman.

Based on our analysis, we have concluded that Sojiya Japan and LRE Cayman are our variable interest entities under Accounting Standards Codification 810-10-05-08A in the fiscal years ended June 30, 2023, 2022, and 2021. See our consolidated financial statements and related notes included elsewhere in this annual report.

On September 29, 2023, we closed our initial public offering (the “IPO”) of 1,143,0900 ADSs at a price to the public of $7.00 per ADS. Each ADS represents one ordinary share of the Company. In connection with the IPO, the ADSs began trading on the Nasdaq Global Market under the symbol “LRE” on September 27, 2023.

The following chart illustrates our corporate structure as of the date of this annual report.

*	Indicates less than 1%

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)	Represents an aggregate of 209,880 Ordinary Shares held by 25 shareholders of Lead Real Estate, each one of which holds less than 5% of our equity interests, as of the date of this annual report.
(2)	Mr. Nagahara holds 100% of the equity interests in JP Shuhan.
(3)	Mr. Nagahara holds 100% of the equity interests in LRE Cayman.
(4)	Mr. Nagahara holds 50% of the equity interests in Sojiya Japan.

Corporate Information

Our headquarters are located at 6F, MFPR Shibuya Nanpeidai Building 16-11, Nampeidai-cho, Shibuya-ku, Tokyo, 150-0036, Japan, and our phone number is +81 03-5784-5127. Our website address is http://www.lead-real.co.jp/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Lead Real Estate Global Co., Ltd., located at 6860 North Dallas Pkwy, Suite 200, Plano, TX 75024.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B.	Business Overview

We are a developer of luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo. In addition, we operate hotels in Tokyo and lease apartment building units to individual customers in Japan and Dallas, Texas. Our goal is to accurately understand the characteristics and needs of our customers and to create more comfortable and secure living environments.

We primarily generate revenue from developing and selling single-family homes and condominiums. Since our inception in 2001, we have delivered more than 1,000 single-family homes and 25 condominiums. The target customers of our single-family homes are wealthy family buyers who are looking for luxury single-family homes as their primary residence, while the target customers of our condominiums are institutional customers who look to purchase entire condominiums for investment purposes. We rely on real estate agencies to help identify land and development sites for acquisition and customers for our luxury residential properties and generally acquire land parcels from private landowners. We outsource the design work and construction for our luxury residential property projects to third-party design firms and construction companies, while coordinating and closely supervising the projects through our internal teams to maximize quality of the projects. In addition, we launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums.

We utilize a homebuilding model designed to minimize risks, in which we typically identify customers for our single-family homes before acquiring the land and commencing construction and build our condominiums in highly-marketable locations, resulting in an aggregate of only five cancelations during the fiscal years ended June 30, 2023, 2022, and 2021. When developing a single-family home or condominium, we typically deliver the land to the customer before starting the construction of the building and deliver the completed building to the customer six to 12 months after the land delivery, in order to quickly recover our payment for the land. The tables below summarize the units of land and building we delivered during the fiscal years ended June 30, 2023, 2022, and 2021.

	Fiscal Year Ended		Fiscal Year Ended		Fiscal Year Ended
	June 30, 2023		June 30, 2022		June 30, 2021
	Land	Building	Land	Building	Land	Building
	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries
Type	(Units)	(Units)	(Units)	(Units)	(Units)	(Units)
Single-family homes	90	65	94	81	102	50
Condominiums	13	7	12	9	4	4

To diversify our revenue streams and supplement our real estate sales, we have expanded into other businesses related to real estate since 2018. During the fiscal years ended June 30, 2023, 2022, and 2021, we operated six, four, and four hotels in Tokyo, respectively. During the fiscal years ended June 30, 2023, 2022, and 2021, we leased apartment units in 15, 17, and 17 apartment buildings to 52, 77, and 118 individual customers, respectively.

For the fiscal years ended June 30, 2023, 2022, and 2021, we had total revenue of JPY17,442,249 thousand (approximately $120,733 thousand), JPY14,321,186 thousand (approximately $108,650 thousand), and JPY11,255,277 thousand (approximately $85,390 thousand), respectively, and profit of JPY536,484 thousand (approximately $3,713 thousand), JPY493,995 thousand (approximately $3,748 thousand), and JPY276,802 thousand (approximately $2,100 thousand), respectively. Revenue generated from real estate sales accounted for approximately 98.2%, 98.5%, and 98.5% of our total revenue for the same fiscal years, respectively. Revenue derived from other sources accounted for approximately 1.8%, 1.5%, and 1.5% of our total revenue for the same fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Developer of luxury residential properties in prime locations across Tokyo, Kanagawa prefecture, and Sapporo

We are a real estate developer in Japan. Our revenue increased approximately 387% in the past 10 years. Since our establishment, we have strategically focused on the development of luxury residential properties, including single-family homes and condominiums, and gradually expanded our product and service offerings into hotel operations and residential leasing. We also launched our Glocaly platform in October 2021. Our business model covers the full cycle of luxury residential property development, from land acquisitions and design to construction and delivery.

The single-family homes and condominiums we develop are mainly located in central and southern Tokyo, which are considered prime locations across Tokyo and Kanagawa prefecture, and in Sapporo. We delivered an aggregate of 196 single-family homes and 20 condominiums in the three fiscal years ended June 30, 2023, and we had 47 single-home projects and five condominium projects ongoing as of June 30, 2023. In addition to the prime locations of the properties we develop, we have been recognized for the quality and design of our products. Specifically, we received the Good Design Award for our Excellence Building Futako-Tamagawa issued by the Japan Institute of Design Promotion in 2020.

Easy access to land parcels as a result of our long operating history and strong brand awareness

As a real estate developer, we strategically focus on prime locations in Tokyo, Kanagawa prefecture, and Sapporo. In identifying suitable land parcels, we consider various factors, including the supply and demand dynamics in local areas, preferences of our target individual and institutional customers, land prices, and proximity to downtown and convenient transportation. We generally acquire land parcels from private landowners through the introduction by real estate agencies. These real estate agencies are inclined to refer opportunities to us because of our good reputation and capabilities and the business relationships we have built over the years while working with them, many of which have cooperated with us for over 15 years. As a result, we are generally able to avoid excessive bidding pressures, as the agencies that we work with know the types of land parcels that are best suited to our preferences and they proactively choose to source such land parcels to us, which gives us advantages over competitors.

In addition, our “Lead Real” brand is widely recognized in Tokyo, Kanagawa prefecture, and Sapporo. We have developed more than 1,000 luxury residential properties since our inception in 2001 and this achievement has helped us attract partners and build trust in our brand. In particular, Mr. Eiji Nagahara, our president, chief executive officer, and representative director, is highly respected in the Tokyo real estate development industry for the quality and design of our products. Leveraging Mr. Nagahara’s decades of goodwill and relationships built over his career, together with the strong brand awareness of our brand, we enjoy easy access to land parcels in our target areas.

Strong project oversight and execution capabilities

We demonstrate our effective decision-making capabilities and efficient execution capabilities in managing our development projects. In addition to basic compliance with zoning, building codes, and safety, we staff personnel at each project to provide us with daily reports on key risks, progress, and issues. We implement a system of checks and balances for risk control purposes and we refrain from transacting in high-risk businesses that we determine to be speculative in nature, with uncertain end demand or in unfavorable locations. In addition, we utilize an outsourcing model with trusted contractors who directly handle labor and supply hurdles.

We have strong execution capabilities as a result of the ways we develop and sell our single-family homes and condominiums. For our single-family homes, individual customers are identified before we acquire the land and commence construction, so we do not experience any pressure on holding inventory as a result of such a lower-risk model. For our condominiums, we typically build in highly-marketable locations, which makes it easy to find buyers.

Experienced management team with industrial expertise

Our executive officers, most of whom have worked with our company for over 10 years, have on average over 20 years of experience in the Japanese real estate development industry and considerable strategic planning and business management expertise. Mr. Eiji Nagahara, our president, chief executive officer, and representative director, has more than 25 years of experience in developing single-family homes and condominiums in Japan.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Target prime real estate opportunities across the Kanto Region to continue to grow

Our growth will primarily focus on new prime real estate opportunities in Tokyo and Kanagawa prefecture. Currently, our single-family homes and condominium are primarily located in central and southern Tokyo, which are considered to be prime locations. We will continue to leverage our strong brand name and long-standing relationships with other industry participants to further develop properties in these areas. In addition, we plan to expand to prime real estate locations across the Kanto Region, which encompasses seven prefectures of Japan, including Gunma, Tochigi, Ibaraki, Saitama, Tokyo, Chiba, and Kanagawa, in order to further grow our real estate sales.

Further strengthen and leverage our relationships with local real estate agencies

Relationships with local real estate agencies are essential to our business operation. We primarily rely on real estate agencies to identify land and development sites for acquisition as well as customers. We will further strengthen our relationships with local real estate agencies which we have been cooperating with as well as establish relationships with new local real estate agencies in existing and new markets. We intend to further leverage our relationships with local real estate agencies to facilitate our access to development land parcels and customers.

Continue to develop and improve our Glocaly platform

Our interactive media platform, Glocaly, has the potential to expand into a multilingual and seamless transaction platform targeting both domestic and foreign buyers for transacting condominiums in Japan. We will continue to develop and improve the features of our Glocaly platform to make them more helpful and friendly to users of our platform. In addition, as electronic transactions of real estate became permissible under Japanese law starting from May 2022, we expect to have the first-mover advantage by enabling electronic real estate transactions on Glocaly and providing features such as the electronic know your customer (“eKYC”) process, online contracting and digital legal documentations, and artificial intelligence-powered chatbots in more than 100 languages to facilitate the transactions.

Further expand our operations overseas

We will continue to expand our operations overseas. We have been leasing apartment building units to individual customers in Dallas, Texas since 2020 and Mr. Eiji Nagahara has built personal relationships with landowners and local builders in Texas over the years. In the long term, we plan to acquire land or residential properties in Dallas as well as other cities and states in the U.S. and further expand our operations in the U.S. through acquisition and joint ventures. Along with our plan to expand our Glocaly platform to Hong Kong, we will further expand our footprints in Hong Kong, including partnering with local agencies. We will also continue to expand our operations in Southeast Asia, especially the Philippines. We chose the Philippines as our focus of expansion in Southeast Asia because it is a location attractive to Japanese investors, and we expect to be able to acquire lands in the Philippines at a relatively low price. Our expansion plans are subject to, among other things, our ability to obtain sufficient capital to execute such plans, of which there can be no assurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Expansion into different countries subjects us to risks associated with entry and operations in those countries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.”

Our Business Model

We currently generate revenue from the following principal sources:

●	Real Estate Sales. We develop and sell luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo.
●	Other Sources. We operate hotels in Tokyo and lease apartment building units to individual customers in Japan and Dallas, Texas.

The following tables presents our revenue for the fiscal years ended June 30, 2023, 2022, and 2021.

	Revenue (Japanese Yen in Thousands)
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
Real Estate Sales	17,125,309	14,108,455	11,090,778
Other	316,939	212,731	164,497
Total	17,442,248	14,321,186	11,255,275

Real Estate Sales

Our real estate sales business model is based on our proven track record of identifying and developing prime land and building high-quality residential properties. We have a highly-qualified team, whose skills and knowledge span across all key areas of real estate development and operations, including, among others, land identification and acquisition, government licensing and relations, project management, and commercialization and sales. Our experienced team, together with the standardization of our processes and our sophisticated management tools, enables us to consistently launch new projects, as well as successfully undertake a large number of projects at the same time.

We manage and actively participate in every aspect of our luxury residential property development, from search and acquisition of the land, to product design, marketing, sales, construction management, purchase of supplies, post-sale services, and financial planning, with the assistance of specialized companies at each development stage. While the decisions and control of these functions remain with us, actual execution of certain functions, such as architecture and construction, is entrusted to specialized companies under our close supervision. The specialized companies we work with include real estate agencies, which help us identify land and development sites for acquisition and customers for our luxury residential properties, and design firms and construction companies, to which we outsource the design work and construction for our luxury residential property projects. We do not work with financing companies to obtain financing for our customers. For details about our relationships with real estate agencies, design firms, and construction companies, see “—Our Project Development Process—Opportunity Identification and Land Acquisition,” “—Our Project Development Process—Project Planning and Design,” and “—Our Project Development Process—Project Construction and Management,” respectively. This business model enables us to achieve excellence in production for each location and segment, ensure effective working capital management, and choose the best possible partner for each aspect of the work, all while keeping an organizational structure that can adapt to changes in business volume.

Luxury Residential Properties

Single-family Homes

We develop and sell of single-family homes to individual customers, primarily in Tokyo, Kanagawa prefecture, and Sapporo. Our target individual customers are wealthy family buyers who look for luxury single-family homes as primary residence in Tokyo, Kanagawa prefecture, and Sapporo.

The entire process of a given single-family home project, from land acquisitions to delivery of the completed project, typically takes approximately 10 months.

The following tables show the key operating results for our development and sales of single-family homes for the fiscal years ended June 30, 2023, 2022, and 2021, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2023	June 30, 2022	June 30, 2021
Number of projects at the beginning of the period	64	79	55
New orders added during the period	49	66	74
Delivered projects(1) during the period	65	81	50
Number of projects at the end of the period	48	64	79
Average sale price for delivered projects during the period (including land)	JPY115,937 thousand	JPY98,752 thousand	JPY99,596 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.

Condominiums

We develop and sell entire low-rise and mid-rise condominiums to institutional customers, which include blue chip private equity buyers, foreign real estate investment funds, and local strategic bidders. Current rental rates for condominiums in Tokyo, Kanagawa prefecture, and Sapporo are depressed relative to historical and regional levels, and we expect them to increase gradually following the implementation of anticipated economic reforms. As a consequence, we believe a lack of long-term capital investments and limited focus from international investors have created opportunities for investments in condominiums.

The entire process of a given condominium project, from land acquisitions to delivery of the completed project, typically takes approximately 12 months.

In addition to the construction of new condominiums, our developments of condominiums also include renovation of existing condominiums, which we acquire from third parties, leveraging our design and architect capabilities.

The following table shows the key operating results for our development and sales of condominiums for the fiscal years ended June 30, 2023, 2022, and 2021, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2023	June 30, 2022	June 30, 2021
Number of projects at the beginning of the period	3	2	1
New orders added during the period	9	10	5
Delivered projects(1) during the period	7	9	4
Number of projects at the end of the period	5	3	2
Average sale price for delivered projects during the period (including land)	JPY708,759 thousand	JPY470,957 thousand	JPY395,911 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.

Our Project Development Process

We have a systematic and standardized process of project development for our single-family homes and condominiums, which we implement through several well-defined phases as follows:

Opportunity Identification and Land Acquisition

The first stage of our development process involves the identification of new opportunities. We identify land and development sites for acquisition as well as customers through introduction by real estate agencies. We do not have any agreements with these real estate agencies that require them to continue to source land and development sites or customers to us on an advantageous basis or at all. Instead, we rely on the business relationships we have built over the years while working with these real estate agencies, many of which have cooperated with us for over 15 years. Since our inception in 2001, we have developed more than 1,000 luxury residential properties in Tokyo, Kanagawa prefecture, and Sapporo, making us one of the few developers that have a proven track record of developing luxury residential properties in these areas. The wide recognition of our brand and Mr. Eiji Nagahara’s decades of good will and relationships built over his career also help us becomea trusted partner of real estate agencies. See “—Our Competitive Strengths—Easy access to land parcels as a result of our long operating history and strong brand awareness.” As a result, real estate agencies that we work with proactively choose to source land parcels that are best suited to our preferences to us, and we are generally able to avoid excessive bidding pressures. During the fiscal years ended June 30, 2023, 2022, and 2021, 60, 56, and 45 real estate agencies introduced approximately 150, 130, and 100 land parcels and approximately 150, 130, and 100 customers to us, respectively. In identifying suitable land parcels, we consider various factors, including the supply and demand dynamics in local areas, preferences of our target individual and institutional customers, land prices, and proximity to downtown and convenient transportation.

We generally acquire land parcels from private landowners. For our single-family home projects, after both land spots and individual customers are identified through the introduction of real estate agencies, we acquire the land through financing with short-term bank loans (typically with terms ranging from three to six months and interest rates ranging from 1.5% to 3.2%). For our condominium projects, as bank loans are generally not available for financing land acquisitions for condominiums due to the larger size and higher risk of such projects, we typically fund such land acquisitions using cash generated from our operations.

Project Planning and Design

We plan internally and outsource our design to our trusted design partners. We have an internal project management team that organizes timelines and coordinates all external parties and activities (including design).

Our project planning and design process includes concept and architectural design, construction and engineering design, budgeting, and financial analysis and projections. We believe careful planning is essential to control costs, quality, and timing of our projects.

We outsource our design work to reputable third-party design firms. Our internal project management team, with eight employees as of June 30, 2023, works closely with project managers as well as external designers and architects to ensure that our designs comply with Japanese laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create residential properties with high-quality design by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighborhood.

During the fiscal years ended June 30, 2023, 2022, and 2021, we cooperated with 15, 15, and 12 third-party design firms, respectively. In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed, and the price quoted. Our internal project management team monitors the progress and quality of the design firms to ensure that they meet our requirements.

Marketing and Sales

We maintain an initial bid list of customers who have high intent of purchasing from us. We also identify customers through introduction by real estate agencies. Such agencies are responsible for our marketing and sales activities under our brand name.

For sales of our single-family homes, we typically enter into a land sales contract and a construction contract with each individual customer.

●	For land sales, upon signing the land sales contract with customers, we typically receive 10% of the sale price from individual customers, with the remaining 90% to be payable upon the land transfer being recorded. The proceeds we receive from land transfer are used to repay the short-term bank loans we use to finance our land acquisition.
●	For construction, upon signing the construction contract with customers, we receive 10% of the purchase price from individual customers, with the remaining 90% to be payable upon the construction completion and the transfer of property ownership being recorded. We use our own operating funds for the construction of the single-family homes. The construction of the single-family homes (including the purchase of raw materials) is outsourced to contractors.

For sales of our condominiums, we typically enter into a single contract, which covers both land sales and building construction, with each institutional customer. Upon signing the contract, we typically receive less than 10% of the purchase price from the institutional customer, with the remaining to be payable upon the construction completion and the transfer of property ownership being recorded. We use our own operating funds for both the land acquisition and the construction of the condominiums. The construction of the condominiums (including the purchase of raw materials) is outsourced to contractors.

Project Construction and Management

We adopt a general contractor/subcontractor model, and we have an internal operation team that coordinates all projects.

We outsource substantially all of our construction work to independent construction companies and generally hire one contractor for each project. We have established a selection procedure in order to ensure compliance with our quality and workmanship standards. When inviting candidates to bid, we consider the construction companies’ professional qualifications, reputation, track record, past cooperation with us, and financial condition and resources. We also review the qualifications and performance of our construction contractors on an annual basis. We closely supervise and manage the entire project construction process, utilizing our enterprise resource planning systems to monitor and analyze information regarding the process on a real-time basis. We collect information throughout the development cycle on the entire project and from our contractors to avoid unanticipated delays and cost overruns.

Our construction contracts typically provide for fixed payments, subject to adjustments for some types of excess, such as design changes during construction or changes in government-suggested steel prices. Contractors are typically responsible for procuring the necessary raw materials, as well as providing engineering and construction services.

During the fiscal years ended June 30, 2023, 2022, and 2021, we outsourced projects to 13, 13, and 11 construction companies, respectively. For the same fiscal years, payments to our single largest construction contractor accounted for 15%, 15%, and 20%, respectively, of our total payments under our construction contracts. For the same fiscal years, payments to our five largest construction contractors accounted for 80%, 75%, and 80%, respectively, of our total payments under our construction contracts.

After-sale Services and Delivery

The delivery cycles generally range from six to nine months and are set out in the construction contracts entered into with our customers, and we are subject to penalty payments to the purchasers for any delay in delivery caused by us. We closely monitor the progress of construction of our residential property projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has been completed, has passed the requisite government inspections, and is ready for delivery, we will notify our customer and hand over keys and possession of the property. After the completion and delivery of the property, we receive the remaining 90% of purchase price of the construction contract. We assist our customers in various title registration procedures relating to their properties.

Quality Control

Under our contracts with customers in relation to our single-family homes and condominiums and in accordance with Japanese law, the properties we develop are subject to a 10-year quality warranty. We emphasize quality control to ensure that our buildings and residential units meet our standards and provide high-quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our properties in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts.

Our contractors are also subject to our quality control procedures, including examination of materials and supplies, on-site inspection, and production of progress reports. We require our contractors to comply with relevant Japanese laws and regulations, as well as our own standards and specifications.

Other Sources of Revenue

In addition to developing and selling single-family homes and condominiums, we also generate revenue from hotel operations and residential leasing.

Hotel Operations

We operate hotels under our brand, ENT TERRACE, in Tokyo. During the fiscal years ended June 30, 2023, 2022, and 2021, we operated six, four, and four hotels, respectively. Our hotels are generally located near train stations and popular tourist attractions. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, recent occupancy levels, and seasonal occupancy fluctuations. Our ENT TERRACE Akihabara hotel has a 9.5 points or higher rating on Bookings.com as of the date of this annual report.

The table below summarizes information about our hotels as of the date of this annual report.

				Starting
				Room Rate
Name	Location	Year Opened	Maximum Capacity	(Per Night)
ENT TERRACE Komagome	Toshima Ward, Tokyo	August 2019	11	$288
ENT TERRACE Horikiri Shobuen	Katsushika Ward, Tokyo	March 2020	6	$77
ENT TERRACE Shinagawa Higashi-oi	Shinagawa Ward, Tokyo	October 2020	12	$62 per floor
ENT TERRACE Omori Sanno Kosher Hotel	Ota Ward, Tokyo	June 2021	7	$329
ENT TERRACE Asakusa	Taito Ward, Tokyo	October 2022	48	$300 per floor
ENT TERRACE Akihabara	Chiyoda Ward, Tokyo	February 2023	40	$300 per floor

Residential Leasing

We lease apartment building units to individual customers both in Japan and in Dallas, Texas. During the fiscal years ended June 30, 2023, 2022, and 2021, we leased apartment units in 15, eight, and 17 apartment buildings to 52, 13, and 118 individual customers, respectively. The rent is typically between JPY20,000 (approximately $147) and JPY1,000,000 (approximately $7,369) and the lease terms usually range from 24 to 36 months. We also provide other services such as property brokerage, property management, and utilities services.

Glocaly Platform

We launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums. Our Glocaly platform is designed to engage customers of our condominiums globally with our condominiums as well as partnered condominiums for sales across Tokyo, Kanagawa prefecture, and Sapporo, with potentially localized portfolio in other countries/regions, such as the U.S. and Hong Kong. Glocaly leverages interactive media to attract sellers and customers and facilitate matching of them. Our proprietary database and algorithm are expected to respond to customers with tailored condominium suggestions based on demographics and preference. Glocaly also connects to financing providers and other affiliated service providers, such as renovation, to make it more convenient for our customers. The features of Glocaly include customized selections of condominiums, the eKYC process, an interactive media portal, including videos and 360-degree views of condominiums, and artificial intelligence-powered translation in more than 100 languages, making Glocaly a platform that can be accessed by investors around the world.

We currently expect our Glocaly platform to generate revenue by December 2023, from the following aspects: (i) transactional spread (commission) paid by the sellers who utilize our platform; (ii) membership fees paid by sellers who subscribe and list properties on our platform; (iii) advertising fees from selling advertisement space and banners on our platform; and (iv) charges for other value-added services, including transaction services and interactive media services.

Our Glocaly platform, by enabling electronic real estate transactions, has the potential to expand to a multilingual and seamless transaction platform targeting both domestic and foreign buyers for transacting condominiums in Japan. Although all procedures in real estate transactions were previously not allowed to be conducted electronically in Japan, amendments to Japanese law allow electronic delivery of certain documents required for real estate transactions starting from May 2022. We expect to have the first-mover advantage in the area of electronic real estate transactions and expect the Glocaly transaction platform to modernize the high friction, inefficient nature of traditional real estate transactions in Japan. If electronic real estate transactions are enabled on Glocaly, we expect the platform to have certain additional features, including online contracting and digital legal documentations and artificial intelligence-powered chatbots in more than 100 languages to facilitate the transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our Glocaly platform is in its nascent stage and may experience volatility in performance, and there can be no assurance that we can take advantage of the amendments to the Japanese law that allow electronic delivery of certain documents required for real estate transactions.”

Competition

We primarily face competition in the luxury residential property industry in Tokyo, Kanagawa prefecture, and Sapporo. The luxury residential property industry in Tokyo, Kanagawa prefecture, and Sapporo is competitive. We compete primarily with local residential property developers as well as large national and overseas residential property developers that have also started to enter these markets. As a boutique real estate developer, we compete on the basis of, among other things, customers, desirable lots, the types of products offered, brand recognition, price, design and quality, financing, raw materials, and skilled labor. Increased competition may prevent us from acquiring attractive lots on which we can build condominiums or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our condominiums that may adversely impact our margins and revenue. Our competitors may independently develop land and construct condominium units that are superior or substantially similar to our products and, because they are or may be significantly larger, have a longer operating history, and/or have greater resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. We also compete with other residential property developers that have longstanding relationships with agencies, subcontractors, and suppliers in the markets in which we operate or may operate in the future. We believe that, through our long operating history and strong brand awareness as well as our in-depth understanding of the residential property market in Tokyo, Kanagawa Prefecture, and Sapporo, we will be able to react more quickly than these competitors to market opportunities and changes in market trends.

Intellectual Property

We rely on a combination of trademarks, service marks, domain name registrations, and contractual restrictions to establish and protect our brand name and logos, marketing designs, and internet domain names.

As of the date of this annual report, we have registered:

●	19 trademarks in Japan for real estate-related services and other goods and services directly and indirectly related to our business operations; and
●	10 domain names in Japan.

As of the date of this annual report, we have two pending trademark applications in Japan and one pending trademark application in the U.S.

Insurance

We currently maintain fire insurance and insurance coverage against liability from tortious acts or other personal injuries on our project sites. However, we do not have insurance coverage against potential losses or damages with respect to our properties before their delivery to customers. In addition, our contractors typically do not maintain insurance coverage on our properties under construction. We believe that our contractors should bear liabilities from tortuous acts or other personal injuries on our project sites, and we do not maintain insurance coverage against such liabilities. There are certain types of losses, such as losses from natural disasters, terrorist attacks, construction delays, and business interruptions, for which insurance is either not available or not available at a reasonable cost. We believe our practice is consistent with the customary industry practice in Japan.

Environmental Matters

As a real estate developer in Japan, we are subject to various environmental laws and regulations in Japan. These include regulations on air pollution, noise emissions, as well as water and waste discharge. We in the past have never paid any penalties associated with the breach of any such laws and regulations. Compliance with existing environmental laws and regulations has not had a material adverse effect on our financial condition and results of operations, and we do not believe it will have such an impact in the future.

In addition, we have adopted an environmentally friendly approach for our property development. We primarily use lumber as raw material for the construction, such that our properties typically have long life span and our constructions involve less energy and less carbon emissions.

Employees

We had 62, 46, and 37 full-time employees as of June 30, 2023, 2022, and 2021, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of June 30, 2023:

Function	Number
Management	8
Finance	4
Planning and development	12
Project construction management	8
Sales and marketing	18
Property management	9
Administrative and human resources	3
Total	62

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 14-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in the labor regulations; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality agreements with our employees to protect our intellectual property rights.

In addition to our full-time employees, we had two, one, and one independent contractors as of June 30, 2023, 2022, and 2021, respectively. These independent contractors are primarily responsible for planning and development of our projects.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 4,243 square feet, with a lease term from December 2020 to November 2023 and a monthly rent of JPY2,027,420 (approximately $14,941). The lease agreement automatically renews for successive three-year terms, unless either party notifies the other party of its intention to the contrary in writing no later than six months before the expiration of the then current term. The lease will be automatically renewed in December 2023 as there has been no notification as of the date of this annual report.

As of the date of this annual report, we own an aggregate of 27,815 square feet of buildings and land in Tokyo (other than inventories for our real estate development and sales).

We lease offices in Yokohama, Japan, from an independent third party with an area of approximately 1,293 square feet, with a lease term from September 2021 to August 2024 and a monthly rent of JPY518,519 (approximately $3,821). We are required to notify the landlord at least six months in advance if we would like to renew the lease.

We also lease offices in Sapporo, Japan, from an independent third party with an area of approximately 766 square feet, with a lease term from April 2021 to March 2024 and a monthly rent of JPY193,770 (approximately $1,428). The lease agreement automatically renews for successive one-year terms, unless we notify the landlord of our intention to the contrary in writing no later than three months before the expiration of the then current term or the landlord notifies us of its intention to the contrary in writing no later than six months before the expiration of the then current term.

We believe that our existing facilities are sufficient for our near-term needs.

Seasonality

Our business is not subject to seasonal fluctuations.

Japanese Regulations

Construction, Repair, and Remodeling of Buildings

Our business involving the construction, repair, and remodeling of buildings is generally subject to the Building Standards Act. Under this law, any entity that constructs, substantially repairs, or remodels, whether by itself or through a third-party contractor, any building that is larger than a certain size or that is located in certain designated areas must obtain a certificate of prior confirmation for the planned construction, repair, or remodeling as well as a certificate of completion thereof from an inspector appointed by the local authorities. Such certificates confirm that the building, repair, or remodeling conforms to the standards prescribed by the Building Standards Act and relevant regulations. In addition, the local authorities may order the suspension of construction or the demolition, reconstruction, remodeling, or repair of any building, or may prohibit or limit the use of any building, if the building does not conform to the relevant building standards. Such standards include those relating to the use, height, and structure of buildings, including the seismic design, the building-to-land area ratio, and fire prevention, security, and sanitation requirements.

The relevant site may be subject to general restrictions under the City Planning Act of Japan (Act No. 100 of 1968, as amended), which designates areas where certain usage is not allowed. If and when we intend to perform development activities in specified designated areas, we must firstly obtain permission from the relevant governor.

Sales and Brokerage of Real Estate

Our business involving property sales and brokerage of real estate transactions is subject to the Building Lots and Buildings Transaction Business Act. Under this law, any person who intends to engage in the business of the sale and purchase of buildings and building lots or the brokerage of sale and purchase or leasing thereof, referred to by this law as a real estate trader, must firstly obtain a license from the Minister of Land, Infrastructure, Transport, and Tourism or the relevant governor of the municipal government in Japan. The minister or the relevant governor may revoke such license or order the suspension of business for a period of up to one year if the real estate trader enters into a transaction that violates the Building Lots and Buildings Transaction Business Act or otherwise engages in substantially inappropriate conduct. This law also requires real estate traders to employ, or otherwise enlist the services of, a certain number of qualified and registered real estate transaction managers.

The Building Lots and Buildings Transaction Business Act imposes various obligations on real estate traders in connection with their business. For instance, real estate traders must ensure that their real estate transaction managers deliver to property purchasers, lessees and/or certain relevant parties documents setting forth important matters relating to the property and provide sufficient explanations to these parties before entering into real estate contracts. In addition, the Building Lots and Buildings Transaction Business Act places limits on the size of deposits that may be collected from a purchaser and on liquidated damages payable to real estate traders and also provides restrictions on advertisements relating to the business of real estate traders.

In May 2022, the amendments to the Building Lots and Buildings Transaction Business Act and related regulations came into effect, allowing documents that were previously required to be delivered in writing, such as the documents setting forth important matters relating to the property, to be delivered by electronic means, subject to the consent of the property purchasers, lessees, and/or certain relevant parties. The amendments, in effect, allow real estate transactions to be completed entirely online.

Lease of Buildings

Leases of buildings in Japan are governed principally by the Civil Code and the Act on Land and Building Leases. In relation to building lease transactions, the Act on Land and Building Leases generally takes priority over the Civil Code principally in terms of protection of rights of lessees. Except where the Act on Land and Building Leases provides otherwise, its provisions are compulsorily applicable to building leases, regardless of the terms of the relevant lease agreement, especially where the terms are less favorable to a lessee than the provisions of the Act on Land and Building Leases.

Lease Term

A building lease agreement may have either a fixed or an indefinite term. Under the Act on Land and Building Leases, however, a building lease having a term of less than one year is deemed to have an indefinite term. Even if the building lease is for a fixed term of one year or more, unless the landlord gives notice of its intention not to renew the lease generally six months prior to the expiration of the term, the lease is automatically deemed to be renewed without a fixed term.

The Act on Land and Building Leases provides that a building lease may be terminated by the landlord on six months’ notice, although a longer notice period may be required if such longer period is provided for in the relevant lease agreement. However, in the case of building leases having a fixed term of one year or more, the lease generally cannot be terminated prior to the end of that term unless the lease agreement specifically provides otherwise.

Notwithstanding the foregoing, the landlord may not give notice of intention not to renew, or of termination of, a lease unless it has a justifiable reason for not renewing or terminating the lease in light of a number of factors, including: each of the landlord’s and the lessee’s need for the building for its own use; the history of the building lease; the present use of the building; the current condition of the building; and the amount of money the landlord is offering to pay the lessee in consideration of vacating the building.

Adjustment of Rent

The Act on Land and Building Leases provides that either party to a building lease agreement may demand that the rent be increased or decreased, regardless of the provisions of the lease agreement, if the rent has become unreasonable (i) as a result of any increase or decrease in taxes or other charges imposed on the leased building or the underlying land, (ii) as a result of any increase or decrease in the price of such building or land or any other change in economic condition, or (iii) in light of the rents of comparable buildings in the immediate area. This provision of the Act on Land and Building Leases, however, will not permit a landlord to demand an increase in rent if the relevant lease agreement provides that the rent shall not increase for a specific period.

If no agreement is reached between the parties with respect to an increase or decrease in the amount of the rent, either party may seek a court order. In such case, the court will determine whether and to what extent the amount of the rent shall be adjusted taking into consideration various factors, including those described in (i) through (iii) above. If the court determines that the rent should be decreased, the landlord will be ordered to return any excess rent collected after the lessee’s initial demand and to pay interest on such excess amount, if any, at a rate of 10% per annum.

Special Fixed-term Building Lease

The Act on Land and Building Leases provides that the rules regarding renewals of lease agreements do not apply to a type of special fixed-term building lease known as teiki tatemono chintaishaku. Further, the landlord and the lessee may exclude the application of the rules regarding adjustment of rent described above.

Environmental Regulation

Our leasing, development, and reconstruction operations are subject to the Soil Contamination Countermeasures Act. Under this law, if a local governor finds that the level of soil pollution in a given area of land due to hazardous or toxic substances exceeds the standards prescribed by the Ministry of the Environment of Japan and that area of land is polluted to such an extent that it has caused or may cause harm to human health, the governor must designate the area of land as a polluted area and the governor may order the current owner of such land to remove or remediate hazardous or toxic substances on or under the land in accordance with a plan for the removal and remediation, in principle, whether or not the current owner knew of, or was responsible for, the presence of such hazardous or toxic substances.

Liability for Defect of Warranty and Non-Conformity to the Contract

In connection with our property sales businesses, pursuant to the Civil Code or other certain laws, we may be subject to potential liabilities for “defects” in relation to a contract for sale or work entered into on or before March 31, 2020 or “non-conformity to the contract” in relation to a contract for sale or work entered into on and after April 1, 2020. On April 1, 2020, the Act Partially Amending the Civil Code came into force and the provisions of the liability for defect of warranty were wholly amended such that the concept of “defects” was replaced by the concept of “non-conformity to the contract” with clarification of liabilities arising from such non-conformity.

Under the Civil Code, if there is any latent defect or any non-conformity to the contract in the subject matter of a sale or if there is any defect or any non-conformity to the contract in the subject matter of work performed, the seller or the constructor of buildings or building lots is statutorily liable for the defect of warranty or the non-conformity to the contract vis-à-vis the purchaser or the contractee. These statutory liabilities are generally available for one year from (i) the date on which the purchaser becomes aware of the latent defect or the non-conformity to the contract with respect to the kind or quality, (ii) the time of the delivery of the subject matter of work performed with defects, or (iii) the date on which the contractee becomes aware of the non-conformity to the contract with respect to the kind or quality. In case of non-conformity to the contract, after the above-mentioned partial amendment to the Civil Code, these statutory liabilities can be enforced by a cancellation of the underlying sale, by requesting deduction of sale price, by requesting realization of conformity, or by requesting damages, which may include resale profit. The Building Lots and Buildings Transaction Business Act generally prohibits real estate traders, as sellers of buildings or building lots, from modifying these liabilities unfavorably to the purchaser.

The Housing Quality Assurance Act of Japan (Act No. 81 of 1999, as amended), imposes stricter liability against sellers of newly built houses including new condominium units and constructors of new houses, under which a seller and a constructor of a new house is statutorily liable for a defect of the primary parts of the house for 10 years from delivery of it under certain conditions, and any agreement which purports to modify these liabilities unfavorably to the purchaser or the contractee is void.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. We comply with these regulations.

Personal Information

The Personal Information Protection Act of Japan (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including our group companies, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with any order issued by the Personal Information Protection Commission or any other relevant authorities to take necessary measures to comply with the law could subject us to criminal and/or administrative sanctions. As a result of recent amendments, anonymously processed information (tokumei kako joho), pseudonymized information (kamei kako joho), and individual-related information (kojin kanren joho) are subject to the Personal Information Protection Act.

U.S. Regulations

As a residential apartment provider in the U.S., we are subject to various federal, state, and local laws. Our apartment units must comply with Title III of the Americans with Disabilities Act (the “ADA”) to the extent that they are “public accommodations” or “commercial facilities” as defined in the ADA. The ADA does not consider apartment buildings to be public accommodations or commercial facilities, except for portions of such properties that are open to the public.

In addition, the Fair Housing Amendments Act of 1988 requires apartment buildings first occupied after March 13, 1990 to be accessible to the handicapped. Other laws also require apartment communities to be handicap accessible. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants.

Under various federal, state, and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under, or in the property. This liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of the substances. Other law imposes on owners and operators certain requirements regarding conditions and activities that may affect human health or the environment. Failure to comply with applicable requirements could complicate our ability to lease an affected property and could subject us to monetary penalties, costs required to achieve compliance, and potential liability to third parties.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities” and “—B. Business Overview—Environmental Matters.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023, 2022, and 2021

(In thousands, except change % data)	Fiscal Years Ended June 30,
	2023 ($)	2023 (¥)	2022 (¥)	2021 (¥)
Revenue:
Real estate sales	118,539	17,125,308	14,108,455	11,090,778
Other revenue	2,194	316,940	212,731	164,497
Total revenue	120,733	17,442,248	14,321,186	11,255,275
Cost of revenue and operating expenses:
Cost of sales – real estate	100,327	14,494,256	11,812,347	9,652,072
Cost of sales – other	1,326	191,544	73,037	116,154
Selling, general and administrative expenses	13,058	1,886,530	1,786,614	1,033,402
Total cost of revenue and operating expenses	114,711	16,572,330	13,671,998	10,801,628
Operating income	6,021	869,918	649,188	453,647
Other income / (expense)	42	6,060	186,007	(9,770)
Interest expense	(116)	(16,731)	(23,333)	(56,650)
Total other income (expense)	(74)	(10,671)	162,674	(66,420)
Income before income taxes	5,948	859,247	811,862	387,227
Income taxes	2,234	322,765	283,479	134,869
Net income	3,713	536,482	528,383	252,358
Net loss attributable to the noncontrolling interests	4	523	(370)	(27,132)
Net income attributable to ordinary shareholders	3,717	537,008	528,753	279,490
Foreign currency translation gain (loss)	37	5,384	19,056	(1,062)
Total comprehensive income	3,755	542,389	547,809	278,428

Supplemental Disclosures	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
(In thousands, except change % data)	June 30, 2023	June 30, 2022	June 30, 2022
Gross margin %	15.8%	17.0%	13.2%
Operating Profit %	5%	4.5%	4.0%
Single-family home land deliveries – Units	90	94	102
Single-family home land deliveries – Average Sale price (¥ in Thousands)	91,128	75,129	77,461
Single-family home building deliveries – Units	65	81	50
Single-family home building deliveries – Average Sale price (¥ in Thousands)	24,809	23,626	22,202
Condominium land deliveries – Units	13	12	4
Condominium land deliveries – Average Sale price (¥ in Thousands)	384,815	322,996	217,321
Condominium building deliveries – Units	7	9	4
Condominium building deliveries – Average Sale price (¥ in Thousands)	323,944	147,961	178,590

Revenue

Revenue from real estate sales increased by 21.4% to JPY17,125,309 (approximately $118,539) in the fiscal year ended June 30, 2023 from JPY14,108,454 thousand (approximately $103,976 thousand) in the fiscal year ended June 30, 2022, primarily driven by the following factors:

●	90 units of land deliveries for single-family home in the fiscal year ended June 30, 2023, down from 94 units delivered in the prior fiscal year. Average sale price increased by 21% year-over-year to JPY91,128 thousand (approximately $631 thousand);
●	65 units of single-family home building deliveries in the fiscal year ended June 30, 2023, down from 81 units delivered in the prior fiscal year. Average sale price increased by 2% year-over-year to JPY24,809 thousand (approximately $172 thousand);
●	13 units of land deliveries for condominiums in the fiscal year ended June 30, 2023, up from 12 units delivered in the prior fiscal year. Average sale price increased by 19% year-over-year to JPY384,815 thousand (approximately $2,664 thousand); and
●	seven units of condominium building deliveries in the fiscal year ended June 30, 2023, down from nine units delivered in the prior fiscal year. Average sale price increased by 119% year-over-year to JPY323,944 thousand (approximately $2,242 thousand).

Revenue from real estate sales increased by 27.2% to JPY14,108,454 thousand (approximately $103,976 thousand) in the fiscal year ended June 30, 2022 from JPY11,090,778 thousand (approximately $81,736 thousand) in the fiscal year ended June 30, 2021. Such change was primarily due to the following factors:

●	12 units of land deliveries for condominiums in the fiscal year ended June 30, 2022, up from four units delivered in the prior fiscal year. Average sale price increased by 49% year-over-year to JPY322,996 thousand (approximately $2,380 thousand);
●	81 units of single-family home building deliveries in the fiscal year ended June 30, 2022, up from 50 units delivered in the prior fiscal year. Average sale price increased by 6.4% year-over-year to JPY23,626 thousand (approximately $174 thousand);
●	nine units of condominium building deliveries in the fiscal year ended June 30, 2022, up from four units delivered in the prior fiscal year. Average sale price decreased by 17% year-over-year to JPY147,961 thousand (approximately $1,090 thousand); and
●	the above-noted increases to revenue in fiscal year 2022 were offset by 94 units of land deliveries for single-family homes in the fiscal year ended June 30, 2022, down from 102 units delivered in the prior fiscal year. Average sale price decreased by 3% year-over-year to JPY75,129 thousand (approximately $554 thousand) primarily due to location of development projects.

Other revenue increased by 49.0% to JPY316,939 (approximately $2,194) in the fiscal year ended June 30, 2023 from JPY212,731 thousand (approximately $1,568 thousand) in the fiscal year ended June 30, 2022, primarily due to an increase in hotel revenue, attributed to the successful launch of two new hotels, ENT TERRACE Asakusa and ENT TERRACE Akihabara, during the fiscal year ended June 30, 2023.

Other revenue increased by 29.3% to JPY212,731 thousand (approximately $1,568 thousand) in the fiscal year ended June 30, 2022 from JPY164,497 thousand (approximately $1,212 thousand) in the fiscal year ended June 30, 2021, primarily due to higher miscellaneous sales, including higher property management revenue, real estate brokerage commissions, and higher hotel revenue compared to the prior fiscal year.

Cost of Revenue and Gross Margin

Cost of revenue for real estate sales increased by 22.7% to JPY14,294,254 (approximately $100,327) in the fiscal year ended June 30, 2023, from JPY11,812,347 thousand (approximately $87,054 thousand) in the fiscal year ended June 30, 2022, primarily reflecting increases in construction cost, such as labor costs and material costs.

Cost of revenue for real estate sales increased by 22.4% year-over-year to JPY11,812,347 thousand (approximately $87,054 thousand) in the fiscal year ended June 30, 2022, primarily reflecting higher direct costs associated with higher revenue.

Gross margin decreased to 15.8% in the fiscal year ended June 30, 2023, compared to 17% in the fiscal year ended June 30, 2022, primarily driven by the increase in construction costs, such as labor costs and material costs.

Gross margin increased to 17% in the fiscal year ended June 30, 2022, compared to 13.2% in the fiscal year ended June 30, 2021, primarily driven by higher deliveries of condominiums and higher average selling price of land.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were JPY1,886,533 (approximately $13,058) in the fiscal year ended June 30, 2023, compared to JPY1,786,614 thousand (approximately $13,167 thousand) in the fiscal year ended June 30, 2022. As a percentage of revenue, selling, general, and administrative expenses decreased to 10.8% in the fiscal year ended June 30, 2023, from 12.5% in the fiscal year ended June 30, 2022, due to reduced IPO preparation expenses.

Selling, general, and administrative expenses were JPY1,786,614 thousand (approximately $13,167 thousand) in the fiscal year ended June 30, 2022, compared to JPY1,033,402 thousand (approximately $7,616 thousand) in the fiscal year ended June 30, 2021. As a percentage of revenue, selling, general, and administrative expenses increased to 12.5% in the fiscal year ended June 30, 2022, from 9.2% in the fiscal year ended June 30, 2021, due to higher indirect costs, including expensed IPO preparation expenses, offset by higher revenue.

Operating Margin

As a result of the foregoing, operating income increased by 41.0% year-over-year to JPY869,918 (approximately $6,021) in the fiscal year ended June 30, 2023 and operating profit margin increased to 5.0%, and operating income increased by 43% to JPY649,188 thousand (approximately $4,784 thousand) in the fiscal year ended June 30, 2022 from JPY453,647 thousand (approximately $3,343 thousand) in the fiscal year ended June 30, 2021 and operating profit margin increased from 4.5% to 4.0%.

Interest Expenses

Interest expenses decreased to JPY16,731 (approximately $116) in the fiscal year ended June 30, 2023 from JPY23,333 thousand (approximately $172 thousand) in the fiscal year ended June 30, 2022, reflecting higher amounts of capitalized interest associated with an increase in the number of our development projects, which offset increases in net borrowings and interest expense.

Interest expenses decreased to JPY23,333 thousand (approximately $172 thousand) in the fiscal year ended June 30, 2022 from JPY56,650 thousand (approximately $417 thousand) in the fiscal year ended June 30, 2021, reflecting higher amounts of capitalized interest associated with our increased number of development projects, which offset higher net borrowings and interest incurred.

Other Income, net

Other income was JPY6,062 (approximately $42) in the fiscal year ended June 30, 2023 compared to other expenses of JPY186,007 thousand (approximately $1,371 thousand) in the fiscal year ended June 30, 2022, primarily due to the absence of proceeds from the sale of fixed assets.

Other income was JPY186,007 thousand (approximately $1,371 thousand) in the fiscal year ended June 30, 2022 compared to other expenses of JPY9,770 thousand (approximately $72 thousand) in the fiscal year ended June 30, 2021, primarily due to gain on sale of fixed assets.

Provision for Income Taxes

For the fiscal years ended June 30, 2023, 2022, and 2021, we had a tax provision of JPY322,765 thousand (approximately $2,236 thousand), JPY283,479 thousand (approximately $2,089 thousand), and JPY134,869 thousand (approximately $994 thousand), respectively, which resulted in an overall effective income tax rate of 37.5%, 36.1%, and 32.8%, respectively. The overall effective income tax rate was higher in fiscal year 2023 compared to fiscal year 2022, primarily reflecting higher deductions and other adjustments. The overall effective income tax rate was higher in fiscal year 2022 compared to fiscal year 2021, primarily reflecting the impact of deductions and book-tax adjustments.

Profit (Loss)

As a result of the foregoing, our net income attributable to ordinary shareholders increased by 1.5% to JPY536,484 (approximately $3,713) in the fiscal year ended June 30, 2023 from JPY528,383 thousand (approximately $3,894 thousand) in the fiscal year ended June 30, 2022, and our net income attributable to ordinary shareholders increased by 109.4% to JPY528,383 thousand (approximately $3,894 thousand) in the fiscal year ended June 30, 2022 from JPY252,358 thousand (approximately $1,860 thousand) in the fiscal year ended June 30, 2021.

B.	Liquidity and Capital Resources

We believe we have a prudent strategy for company-wide cash management, including controls related to cash outflows for lot purchases and general contractor and subcontractor management as well as access to short-term borrowings and shortened cash conversion cycles related to our land delivery strategy.

As of June 30, 2023, 2022, and 2021, we had JPY786,373 thousand (approximately $5,443 thousand), JPY403,108 thousand (approximately $3,058 thousand), and JPY480,322 thousand (approximately $3,644 thousand) in cash and deposits, respectively.

We intend to generate cash from the sale of our inventory net of loan release payments on our short-term land bank financing and we intend to re-deploy the net cash generated from the sale of inventory to acquire land and further grow our operations over the next three years.

Our principal uses of capital are land acquisitions, building construction, operating expenses, and payment for routine liabilities. We primarily use funds generated by operations and available borrowings to meet our short-term working capital requirements, and utilize shareholder funding for select growth opportunities when appropriate. We are focused on generating high margins in our development operations and acquiring desirable land positions while maintaining our asset-light land financing strategy that conserves liquidity while allowing us to remain opportunistic in achieving growth in the prime locations across Tokyo, Kanagawa prefecture, and Sapporo.

We believe our current liquidity will be sufficient to meet our capital expenditure needs, primarily working capital needs for our real estate development business, both in the next 12 months and the long term. We employ short-term land loans in the purchases of lots earmarked for buyer homes, which are usually repaid with the cash flows from the land sales to the end buyer within a three-to-five-month period. This short payback period for the land portion of our real estate development business releases liquidity that allows us to complete the subsequent building development without requiring major external financing. We believe the local credit markets in Japan will continue to be accessible and that our financing partners will continue to provide loans in support of our operations as has been the case throughout our history. We believe our current liquidity is well-positioned to meet our capital expenditure needs in the future.

Cash Flows

The following table summarizes our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended June 30,
(¥ in Thousands)	2023	2022	2021
Cash flows from operating activities:
Net income	¥536,482	¥528,383	¥252,358
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	76,522	43,945	37,326
Loss on disposal of assets	—	1,106,677
Deferred income taxes	8,744	(10,939)	6,766
Changes in assets and liabilities:
Accounts receivable, net	(206,566)	171,985	244,692
Real estate inventory	(1,555,861)	(4,306,865)	(591,778)
Prepaid and other current assets	29,124	62,130	(100,265)
Intangible asset, net	(1,477)	(54,735)	(48,426)
Operating lease	21,165	45,966	(804)
Other assets	(60,835)	(59,201)	303,928
Accounts payable	43,245	105,567	180,822
Customer deposits	13,981	61,928	58,133
Accrued expenses and other current liabilities	(22,507)	(625,720)	(588,373)
Net cash used in operating activities	(1,117,983)	(2,930,879)	(244,655)
Cash flows from investing activities:
Purchases of property and equipment	(1,244,116)	(537,294)	(170,231)
Proceeds from sale of property and equipment	—	510,091	—
Purchase of investments	(4,126)	(3,670)	(10,700)
Proceeds from sale of investments in marketable securities	—	11,789	42,039
Other – net investing	702	—	(21,541)
Net cash used in investing activities	(1,247,540)	(19,084)	(160,433)
Cash flows from financing activities:
Proceeds from notes payable	14,688,192	5,649,300	8,046,791
Payments on notes payable	(11,944,327)	(2,811,364)	(7,626,187)
Proceeds from ordinary share issuance	—	14,225	100,000
Proceeds from sale of treasury shares	—	1,079	—
Other financing – net	461	(453)	35,000
Net cash provided by financing activities	2,744,326	2,852,787	555,604
Effect of exchange rate change on cash and cash equivalents	4,462	19,962	271
Net increase in cash and cash equivalents	383,265	(77,214)	150,787
Cash and cash equivalents, beginning of year	403,108	480,322	329,535
Cash and cash equivalents, end of year	786,373	¥403,108	¥480,322

Operating Activities

Net cash used in operating activities was JPY1,117,982 thousand (approximately $7,739 thousand) for the fiscal year ended June 30, 2023, compared to JPY2,930,879 thousand (approximately $22,236 thousand) for the fiscal year ended June 30, 2022. The decrease in net cash used in operating activities was primarily attributable to the declined inventory purchase compared to the prior year.

Net cash used in operating activities was JPY2,930,879 thousand (approximately $22,236 thousand) for the fiscal year ended June 30, 2022, compared to JPY244,655 thousand (approximately $1,856 thousand) for the fiscal year ended June 30, 2021. The increase in net cash used in operating activities was primarily attributable to a higher amount of cash used for homebuilding inventory, particularly land for condominiums, partially offset by higher net income.

Investing Activities

Net cash used in investing activities was JPY1,247,540 thousand (approximately $8,636 thousand) for the fiscal year ended June 30, 2023, compared to JPY19,084 thousand (approximately $145 thousand) for the fiscal year ended June 30, 2022. The increase in net cash used in investing activities was primarily attributable to the increase in our investments in tools and equipment. We acquired additional tools and epuipment to support increased construction projects and inventory growth compared to the prior year.

Net cash used in investing activities was JPY19,084 thousand (approximately $145 thousand) for the fiscal year ended June 30, 2022, compared to JPY160,433 thousand (approximately $1,217 thousand) for the fiscal year ended June 30, 2021. The decrease in net cash used in investing activities was primarily attributable to lower purchases of property, plant, and equipment and intangible assets associated with investments in our hotel operation business and the sale of property and equipment in the fiscal year ended June 30, 2022 resulting in proceeds of JPY510,091, as compared to no similar sale in the fiscal year ended June 30, 2021, offset by lower proceeds from sales of investment securities compared to the prior year.

Financing Activities

Net cash provided by financing activities was JPY2,744,326 thousand (approximately $18,997 thousand for the fiscal year ended June 30, 2023, compared to JPY2,852,787 thousand (approximately $21,643 thousand) for the fiscal year ended June 30, 2022. The decrease in net cash provided by financing activities was primarily attributable to the decrease in inventory compared to the prior year, as we use loans to finance our inventory purchase.

Net cash provided by financing activities was JPY2,852,787 thousand (approximately $21,643 thousand) for the fiscal year ended June 30, 2022, compared to JPY555,604 thousand (approximately $4,215 thousand) for the fiscal year ended June 30, 2021. The increase in net cash provided by financing activities was primarily attributable to lower debt repayments in the fiscal year ended June 30, 2022 compared to the prior year.

Credit Facilities

As of June 30, 2023, 2022, and 2021, we had total short-term land loans of JPY5,899,156 thousand (approximately $40,833), JPY6,361,415 thousand (approximately $48,262 thousand) and JPY4,451,075 thousand (approximately $33,769 thousand), respectively, with various lenders. These borrowings are collateralized by the land parcels we buy and in turn sell to the ultimate customers. The maturities on these short-term land loans were up to 12 months with a cost of capital ranging from 1.2% to 3.95% annually.

Our long-term borrowings, excluding the current portion, for the fiscal years ended June 30, 2023, 2022, and 2021 consisted of aggregate principal balances of JPY5,437,668 thousand (approximately $37,639 thousand, JPY2,231,544 thousand (approximately $16,930 thousand) and JPY1,303,948 thousand (approximately $9,893 thousand), respectively, at a cost of capital ranging from 1.3% to 5.5% annually.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2023, 2022, and 2021.

Contractual Obligations

Scheduled contractual obligations required for the five years following June 30, 2023 and thereafter are as follows:

(in thousands of ¥)	Payments Due by Period Subsequent to June 30, 2023
	2024	2025	2026	2027	2028	Thereafter	Total
Short Term Land Borrowings	5,285,509	—	—	—	—	—	5,285,509
Long-term debt, including current portion	613,647	3,137,152	688,647	100,332	100,674	1,410,863	6,051,315
Interest on long-term debt	126,454	95,704	29,115	24,931	23,409	215,795	515,408
Operating lease obligations	57,853	58,413	21,133	—	—	—	137,399
Finance lease obligations	19,983	17,842	15,591	12,428	3,846	367	70,057
Total	6,103,446	3,309,111	754,486	137,691	127,929	1,627,025	12,059,688

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2022 to June 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Our Business Environment and Current Outlook

During the fiscal years ended June 30, 2023, 2022, and 2021, we continued to experience strong demand for our real properties despite the COVID-19 pandemic. We believe the strong demand for new real properties was due to a number of factors, including a supply-demand imbalance resulting from over a decade of underproduction of new real properties, low mortgage rates, a tight supply of resale real properties, favorable demographics, and a renewed appreciation for the importance of homes. We believe many of these factors will continue to support demand in the foreseeable future.

In response to the strong demand and in an effort to drive profitability and manage growth, we continued to raise prices for our single-family home and condominium projects.

Competitive Landscape

We primarily face competition in the luxury residential property industry in Tokyo, Kanagawa prefecture, and Sapporo. We compete primarily with local residential property developers as well as large national and overseas residential property developers that have also started to enter these markets. As a boutique real estate developer, we compete on the basis of, among other things, customers, desirable lots, the types of products offered, brand recognition, price, design and quality, financing, raw materials, and skilled labor.

Land Acquisition and Development

Our business is subject to many risks because of the extended length of time that it takes to obtain the necessary approval on a property, complete the land improvements on it, and build and deliver a single-family home or condominium after a buyer signs an agreement of sale. We attempt to reduce some of these risks and improve our capital efficiency by utilizing one or more of the following methods: selling land lots financed via short-term land loans first to the end buyer in order to recoup costs and improve the liquidity profile of our sales cycle; generally commencing construction of a single-family home only after both land and development contracts are signed simultaneously; beginning building construction only after receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis.

The COVID-19 Pandemic Affecting Our Results of Operations

The ongoing COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

The COVID-19 pandemic has not materially impacted our business operations and operating results. Core demand for single-family homes and condominiums remains high, which is reflected in our higher revenue growth and operating profits. On the supply and construction side, however, our business has faced inflation in the prices of raw materials and labor costs associated with supply chain shortages resulting from the pandemic, which may adversely impact our margins. As of the date of this annual report, we have passed the rising costs through to our customers in the form of higher average sale prices and also mitigated increases in our construction costs through fixed cost subcontractor arrangements, where the subcontractor bears the cost of inflation, thereby preserving our margins. Although we currently expect this trend to continue for future supply side driven inflationary pressures, we cannot guarantee that we will be able to pass all cost increases to our customers and subcontractors or avoid adverse impacts on our margins.

As of the date of this annual report, the daily life of the Japanese residents is largely back to its normal state, with the Japanese government allowing travel in and out of the country, subject to customary vaccination records and basic health precautionary measures. We believe the worst impacts of the pandemic are behind us and anticipate a gradual recovery or mean reversion toward normal consumer demand in the country.

E.	Critical Accounting Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include real estate inventory and cost of sales, impairment of real estate inventory and property and equipment, warranty reserves, loss contingencies, incentive compensation expenses, and deferred income taxes.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Eiji Nagahara	55	President, Chief Executive Officer, and Representative Director
Daisuke Takahashi	47	Chief Financial Officer
Takashi Nihei	48	Director and General Manager of Development Division
Hidekazu Hamagishi	44	Director and General Manager of Accounting Department
Akiya Ueki	67	Director and Audit and Supervisory Committee Member
Hiroyuki Saito	56	Independent Director and Audit and Supervisory Committee Member
Ryoma Iida	37	Independent Director and Audit and Supervisory Committee Member

Mr. Eiji Nagahara is our founder and has served as our president since November 2003 and our chief executive officer and representative director since March 2001. Prior to founding our Company, Mr. Nagahara worked at multiple real estate companies, including FEC Co., Ltd. from June 1999 to February 2001, Mibu Co., Ltd. from July 1997 to May 1999, and Uptown Co., Ltd. from October 1995 to June 1997. In September 2019, Mr. Nagahara received his certificate as a Certified International Property Specialist.

Mr. Daisuke Takahashi has served as our chief financial officer since January 2021. Prior to joining our Company, Mr. Takahashi served as the managing director and chief financial officer of Japan Card Products Co., Ltd., a Belgium and Japan joint company engaging in manufacturing business, from August 2019 to August 2020, as the financial planning and analysis manager of Starbucks Coffee Japan Ltd from November 2017 to July 2019, as the chief accountant of Fujita Corporation Co., Ltd, a construction company, in Doha, Qatar, from January 2015 to October 2017, as the chief consultant of Chuo Sogo Business Consulting Co., Ltd, a financial advisory company, from June 2014 to December 2014, and as the accounting manager of A.I Global Sun Partners Co., Ltd., an accounting firm, in Ho Chi Minh City, Vietnam, from November 2011 to August 2013. Mr. Takahashi passed all four sections of the Uniform CPA Examination in February 2015. Mr. Takahashi received his bachelor’s degree of Marine Science from Hokkaido University in March 2001.

Mr. Takashi Nihei has served as our director since July 2021 and our general manager of development division since February 2006. Prior to joining our Company, Mr. Nihei worked at I-Deal Co., Ltd., a real estate company, from March 2004 to February 2006 and Kyowajyuhan Co., Ltd., a real estate company, from October 2002 to January 2004. From April 1997 to July 2002, Mr. Nihei worked at La-table., Ltd, which mainly engages in the restaurant business. Mr. Nihei received his diploma in Management Business from Tokyo Shoko Gakuin Technical College in March 1996.

Mr. Hidekazu Hamagishi has served as our director since July 2021 and as our general manager of accounting department since July 2012. Prior to joining our Company, Mr. Hamagishi worked at Aisei Drug Co., Ltd., a pharmaceutical company, from December 2011 to March 2012. Engaging in the financial service business, he worked at Ibis Consulting Co., Ltd. from July 2011 to November 2011, First Management Service Co., Ltd. from March 2011 to June 2011, and SME Guarantee Organization Co., Ltd. from April 2010 to March 2011. Mr. Hamagishi served as the manager of Kasuga Publishing Co., Ltd., a publishing company, from April 2009 to August 2009 and as the chief accountant of S-net Co., Ltd., a real estate company, from July 2008 to January 2009. From January 2006 to May 2008, Mr. Hamagishi worked at Human Design Limited Company, an administrative outsourcing company. From April 2002 to December 2005, Mr. Hamagishi worked at Nissan Satio Saitama Co., Ltd., an automobile company. Mr. Hamagishi received his Bachelor of Law degree from Daito Bunka University in March 2002.

Mr. Akiya Ueki, has served as our director and audit and supervisory committee member since September 2023. Prior to that, he served as an administrator at our Company from May 2023 to September 2023. He served as a general manager of internal audit at Renewable Japan Co. from May 2021 to April 2023, and as a general manager of audit office at Tokyo Tatemono Real Estate Sales Co. Ltd. from July 2013 to April 2021. Mr. Akiya Ueki obtained his Bachelor’s degree in Law from Tokyo University in 1979.

Mr. Hiroyuki Saito has served as our independent director and audit and supervisory committee member since July 2021. Mr. Saito established Saito Certified Public Accountant Office in March 2006, which mainly provides merger and acquisition consulting services to companies in Japan, and established Mitsuba Audit Corporation in March 2021, which conducts accounting audits. Prior to establishing Saito CPA Office, Mr. Saito worked for Ernst & Young ShinNihon LLC and its affiliated companies for 16 years until he retired in 2006, where he was engaged in various business activities, including accounting audits, IPO consulting, and merger and acquisition consulting. Mr. Saito worked for Ginga Audit Corporation as a senior partner from December 2008 to November 2019. He worked for Minamiaoyama Audit Corporation as a senior partner from December 2019 to March 2020. Mr. Saito received his Bachelor of Business Administration degree from Aoyama Gakuin University in March 1990. In August 1993, he received his certificate as a Certified Public Accountant in Japan.

Mr. Ryoma Iida has served as our independent director and audit and supervisory committee member since July 2021. Mr. Iida established Allegro Law Office in 2020, and has worked as an attorney at law mainly in transaction disputes, corporate governance, labor disputes, bankruptcy, and business revitalization. Mr. Iida worked as a school legal affairs specialist of Kobe City Board of Education from April 2020 to March 2021. He worked for Umegae Chuo Legal Profession Corporation as a lawyer from January 2014 to December 2019, where he was engaged in resolution for various disputes between companies as well as individuals. He passed Japanese bar examination on 2012 and was registered with the Osaka Bar Association on December 2013. Mr. Iida holds a Juris Doctor degree from Osaka University Law School.

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

B.	Compensation

In accordance with the Companies Act, compensation for our directors, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or executive officer at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended June 30, 2023, we paid an aggregate of JPY89,980,008 (approximately $682,649) as compensation to our executive officers and directors and we set aside or accrued JPY149,903,338 (approximately $1,137,268) to provide pension, retirement, or other similar benefits to our directors and executive officers.

C.	Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three but not more than 10 directors (excluding those who are member of the audit and supervisory committee) and no more than five directors who are member of the audit and supervisory committee. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office or, in the case of a director who is a member of the audit and supervisory committee, two years after the same. Our directors may, however, serve any number of consecutive terms.

The board of directors (excluding those directors who are members of the audit and supervisory committee) appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members (excluding those who are members of the audit and supervisory committee) a chairperson and a president, or one or more vice-presidents, senior managers, and executive managers of the board.

Our board of directors consists of six directors, among whom Hiroyuki Saito and Ryoma Iida satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Limitation of Liability of Directors and Accounting Auditors (kaikei kansa-nin)

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and accounting auditors (kaikei kansa-nin) from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than JPY1 million or an amount stipulated in laws and regulations. Our articles of incorporation also provide that we may enter into agreements with our accounting auditors (kaikei kansa-nin) to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and officers may incur in connection with their conduct as our directors or executive officers.

Audit and Supervisory Committee

We currently have an audit and supervisory committee consisting of three members, Akiya Ueki, Hiroyuki Saito, and Ryoma Iida. The audit and supervisory committee, in accordance with our Regulations of the Audit and Supervisory Committee, (i) audits the execution by our directors of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, or non-reappointment of the accounting auditor to be submitted to general meetings of shareholders by the board of directors. With respect to financial reporting, the audit and supervisory committee has the statutory duty to examine financial statements and business reports to be submitted to the shareholders by a representative director and is authorized to report its opinion to the ordinary general meeting of shareholders.

In addition to our audit and supervisory committee, we must appoint accounting auditors (kaikei kansa-nin) from independent certified public accountants or an independent audit firm in Japan. The accounting auditors have the statutory duties of examining the financial statements to be submitted to the shareholders by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant directors and the audit and supervisory committee. The accounting auditors also audit the financial statements to be included in the securities reports that, if required, will be filed with the relevant local finance bureau of the Ministry of Finance. We have appointed Hideki Otaki as our accounting auditor.

Controlled Company

Mr. Eiji Nagahara, our president, chief executive officer, and representative director, holds approximately 89.6% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;
●	our director nominees be selected or recommended solely by independent directors; and
●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.” Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our named executive officers and directors;

●	all our named executive officers and directors as a group; and
●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 13,641,900 Ordinary Shares outstanding as of the date of this annual report, excluding 1,986,100 issued treasury shares with no voting rights.

Information with respect to beneficial ownership has been furnished by each named executive officer, director, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Eiji Nagahara	12,220,837	89.6%
Daisuke Takahashi	45,455	*
Takashi Nihei	18,182	*
Hidekazu Hamagishi	4,546	*
Akiya Ueki	—	—
Hiroyuki Saito	—	—
Ryoma Iida	—	—
All directors and executive officers as a group (seven individuals):	12,289,020	90.1%
5% Shareholders:
Eiji Nagahara	12,220,837	89.6%
*	Represents less than 1% of the number of Ordinary Shares outstanding.

Note:

(1)	Unless otherwise indicated, the business address of each of the individuals is 6F, MFPR Shibuya Nanpeidai Building 16-11, Nampeidai-cho, Shibuya-ku Tokyo, 150-0036, Japan.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. As of the date of this annual report, none of our issued and outstanding Ordinary Shares are held in the United States. None of the Company’s major shareholders have any different or special voting rights with respect to their Ordinary Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

During the fiscal year ended June 30, 2023 and up to the date of this annual report, we have not engaged in any related party transactions.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, may have, or have had in the recent past, any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

On September 29, 2023, we paid an aggregate of JPY24,997,800 (approximately $173,031) as cash dividends to shareholders as of June 30, 2023. Since our inception and as of the date of this annual report, we have not declared or paid cash dividends on our Ordinary Shares other than as described herein.

Our board of directors may suggest to the shareholders meeting in the future that it resolves to pay dividends. Any decision to make such a suggestion in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act.

Subject to the terms of the deposit agreement for the ADSs, holders of our ADSs will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax or any other taxes or other governmental charges applicable to, such dividends. The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in Japanese yen.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our ADSs are listed on the Nasdaq Global Market under the symbol “LRE.” Holders of our ADSs should obtain current market quotations for their ADSs.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “LRE.” Holders of our ADSs should obtain current market quotations for their ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-266762), as amended, initially filed with the SEC on August 11, 2022.

C.	Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

Foreign Exchange Regulations

The FEFTA and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Ordinary Shares acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Ordinary Shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or
(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or
(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;
(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;
(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;
(iv)	investment partnerships and limited liability partnerships for investment, etc. (including foreign partnerships) in which the ratio of capital contribution from exchange non-residents is 50% or more of the total amount of capital contribution by all partners, or in which a majority of the managing partners are exchange non-residents; or
(v)	corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by a foreign investor of shares of a Japanese corporation from a non-foreign investor requires pre or post facto reporting by the foreign investor through an exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	shares are acquired due to the occurrence of an event of inheritance, bequest, gratis allotment of shares, or acquisition of shares with a call provision; or
(ii)	both the investment ratio and the voting right ratio (total of closely related parties) of all shares held after the share acquisition are less than 10% (provided that the nationality of the foreign investor is that of the listed country or Japan, and the business purpose of the issuing company under its articles of incorporation falls under the category of post facto reporting industry); or
(iii)	the acquisition falls under any other case prescribed in Article 55-5 of the FEFTA, Article 3.1 of the Cabinet Order on Inward Direct Investment, etc., and Articles 3.2 and 3.3 of the Order on Inward Direct Investment, etc.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E.	Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares or the ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or the ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure may also be available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares or the ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares or the ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;

●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	persons that elect to mark their securities to market;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);
●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;
●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or
●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus
2.	One-third of his or her days in the United States in the immediately preceding year; plus
3.	One-sixth of his or her days in the United States in the second preceding year.

The following summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our recent intial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2023 taxable year. However, it is possible that for our 2024 taxable year or for any subsequent year more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Global Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Global Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC. Our ADSs began trading on the Nasdaq Global Market on September 27, 2023 under the symbol “LRE.”

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-266762), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

For information about our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J.	Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily related to interest rates changes.

Interest Rate Risk

Our operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenue, gross margin, and net income. We do not enter into, nor do we intend to enter into in the future, derivative financial instruments for trading or speculative purposes to hedge against interest rate fluctuations. Given that we operate primarily in Japan where interest rates have remained low for many decades and the current consensus macro view is for rates to remain low in the foreseeable future, we do not anticipate steeply increasing interest rates as a probable event that would adversely impact our operations.

Foreign Currency Exchange Risk

Our functional currency is the Japanese yen, whereas our foreign wholly-owned subsidiaries are denominated in other currencies. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates may result in a material impact on our consolidated financial statements. To date, we have not had a formal hedging program with respect to foreign currencies, but we may do so in the future if our exposure to foreign currencies should become more significant.

Credit Risk

We hold cash in bank deposits financial institutions in Japan which are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. We have not experienced any losses on such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Registration or transfer fees	Transfer and registration of our Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it retains for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You are responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-266762, which was declared effective by the SEC on September 26, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,143,000 ADSs at a price to the public of $7.00 per ADS. On September 27, 2023, the ADSs began trading on the Nasdaq Global Market under the ticker symbol “LRE.” EF Hutton, division of Benchmark Investments, LLC, and Boustead Securities, LLC acted as the joint book-running managers for the Company’s offering. On September 29, 2023, the Company announced the closing of its offering. The Company received aggregate gross proceeds of $8,001,000 from its offering, before deducting underwriting discounts and other related expenses. The Company received aggregate net proceeds of US$7,156,420 from its offering, after deducting underwriting discounts and other related expenses. As of October 31, 2023, the Company used $5.5 million of the proceeds as follows: approximately 60% for domestic business expansion, including expanding our condominium development and sales in Japan; approximately 10% for the development of our Glocaly platform, including sales and marketing, feature development, and server maintenance costs; and approximately 30% for general corporate purposes.

We still intend to use the proceeds from that offering as disclosed in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

As of June 30, 2023, we identified material weaknesses in our internal control over financial reporting, which related to the fact that our internal audit function was not set up properly. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are mainly as follows:

1.	We are still in the process of designing entity level controls, including deploying Internal regulations or rules in relation to areas such as accounting, internal audit, evaluation of internal control over financial reportings, enterprise risk management, and budget controls.
2.	We do not have sufficient accounting personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules to develop and perform sufficient internal controls over financial reporting, including segregation of duties, and maintaining working papers with sufficient evidence in a timely manner.
3.	We have not designed and implemented sufficient general information technology controls in relation to the accounting systems due to the delay of the system replacement and unclear segregation of duties to manage them.

Notwithstanding the identified material weaknesses, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations, and cash flows in conformity with U.S. GAAP.

We intend to undertake measures to improve our internal control over financial reporting to address the material weakness identified, including:

1.	Designing entity level controls, including deploying internal regulations or rules in relation to areas such as accounting, internal audit, evaluation of internal control over financial reportings, enterprise risk management, and budget controls, by forming a team with external professionals.
2.	Using external professionals with sufficient knowledge of the U.S. GAAP, SEC reporting rules, and internal control practice to support timely disclosure and develop internal controls over financial reporting, including sufficient segregation of duties, and working papers with tracable evidences.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2024, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate audit and supervisory committee. The function of our audit and supervisory committee and each committee member is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our audit and supervisory committee is comprised of three members, each of which satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors have adopted a code of business conduct and ethics, which is applicable to all of our directors and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by BF Borgers CPA PC, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Audit fees(1)	$841,500	$731,500	$—
Audit-Related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total	$841,500	$731,500	$—
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—As a foreign private issuer, we have followed home country practice even though we are considered a ‘controlled company’ under Nasdaq corporate governance rules, which could adversely affect our public shareholders.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we have followed Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of six directors, two of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;
●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, the majority of the members of the audit and supervisory committee must be outside directors. We currently have a three-member audit and supervisory committee and two of the committee members are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Supervisory Committee” for additional information;
●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;
●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and oversee our corporate governance practices; and
●	Nasdaq Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our articles of incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending June 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Articles of Incorporation of the Registrant, as amended (English Translation) (incorporated by reference to Exhibit 3.1 of our Report of Foreign Private Issuer on Form 6-K (File No. 001-41814), filed with the U.S. Securities and Exchange Commission on October 6, 2023)

2.1

Form of Deposit Agreement among the Registrant, the depositary, and the owners and holders of the ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

2.2	Specimen American depositary receipt (included in Exhibit 2.1)
2.3*	Description of the rights of each class of securities registered
4.1

English Translation of Form of Land Sales Contract (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.2

English Translation of Form of Construction Contract (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.3

English Translation of Form of General Intermediary Contract (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.4

English Translation of Form of Exclusive Intermediary Contract (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

8.1

Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lead Real Estate Co., Ltd

	By:	/s/ Eiji Nagahara
Eiji Nagahara
President, Chief Executive Officer, and Representative Director
(Principal Executive Officer)

Date: November 15, 2023

LEAD REAL ESTATE CO., LTD

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Lead Real Estate Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lead Real Estate Co., Ltd as of June 30, 2023 and 2022, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2022

Lakewood, CO

November 15, 2023

LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND 2022

(Japanese yen in thousands, except share data)

	June 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	¥786,373	¥403,108
Accounts receivable, net	467,634	261,068
Real estate inventory	10,401,640	8,845,779
Prepaid and other current assets	236,918	266,042
Total current assets	11,892,565	9,775,997
Property and equipment, net	3,236,291	2,049,056
Intangible asset, net	97,382	115,546
Investments in marketable securities	31,561	31,657
Right-of-use assets, operating lease, net	204,029	155,886
Investments	20,831	16,850
Other assets	332,586	271,751
Total assets	¥15,815,245	¥12,416,743
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	¥645,680	¥602,435
Current portion of notes payable	5,899,156	6,361,415
Customer deposits	298,956	284,975
Current portion of lease liabilities	88,755	58,696
Accrued expenses and other current liabilities	249,348	305,354
Total current liabilities	7,181,895	7,612,875
Notes payable, net of current portion	5,437,668	2,231,544
Deferred tax liabilities, net	75,320	66,576
Lease liabilities, net of current portion	187,473	148,224
Other liabilities	189,956	156,457
Total liabilities	13,072,312	10,215,676
SHAREHOLDERS’ EQUITY
Common stock, 50,000,000 shares authorized, 14,485,000 shares issued and 12,498,900 shares outstanding as of June 30, 2023 and June 30, 2022	344,145	344,145
Retained earnings	2,538,053	2,001,048
Treasury stock, at cost, 1,986,100 as of June 30, 2023 and June 30, 2022	(154,121)	(154,121)
Non-controlling interest	(6,767)	(6,244)
Accumulated translation gain	21,623	16,239
Total shareholders' equity	2,742,933	2,201,067
Total liabilities and shareholders' equity	¥15,815,245	¥12,416,743

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JUNE 30, 2023, 2022, AND 2021

(Japanese yen in thousands, except share and per share data)

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Revenue:
Real estate sales	¥17,125,308	¥14,108,455	¥11,090,778
Other revenue	316,940	212,731	164,497
Total revenue	17,442,248	14,321,186	11,255,275
Expenses:
Cost of sales - real estate	14,494,256	11,812,347	9,652,072
Cost of sales – other	191,544	73,037	116,154
Selling, general and administrative	1,886,530	1,786,614	1,033,402
Total expenses	16,572,330	13,671,998	10,801,628
Operating income	869,918	649,188	453,647
Other income (expense):
Interest expenses	(16,731)	(23,333)	(56,650)
Other, net	6,060	186,007	(9,770)
Total other income (expense), net	(10,671)	162,674	(66,420)
Income before income taxes	859,247	811,862	387,227
Income taxes	322,765	283,479	134,869
Net income	536,482	528,383	252,358
Net loss attributable to the noncontrolling interests	(523)	(370)	(27,132)
Net income attributable to common stockholders	537,005	528,753	279,490
Foreign currency translation gain (loss)	5,384	19,056	(1,062)
Total Comprehensive income	¥542,389	¥547,809	¥278,428
Earnings per share:
Basic	¥43.39	¥43.83	¥22.30
Diluted	¥43.39	¥43.83	¥22.30
Weighted average shares outstanding:
Basic	12,498,900	12,498,900	12,485,000
Diluted	12,498,900	12,498,900	12,485,000

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JUNE 30, 2023, 2022, AND 2021

(Japanese yen in thousands, except share data)

					Non
	Common Stock		Retained	Treasury	controlling	Translation	Total
	Shares	Amount	Earnings	Stock	interest	gain / (loss)	Equity
BALANCE—June 30, 2020	12,360,000	¥229,920	¥1,192,805	¥(155,200)	¥21,258	¥(1,755)	¥1,287,028
Net income	—	—	279,490	—	—	—	279,490
Issuance of shares	125,000	100,000	—	—	—	—	100,000
Loss attributable to non controlling interest	—	—	—	—	(27,132)	—	(27,132)
Translation loss	—	—	—	—	—	(1,062)	(1,062)
BALANCE—June 30, 2021	12,485,000	¥329,920	¥1,472,295	¥(155,200)	¥(5,874)	¥(2,817)	¥1,638,324
Net income	—	—	528,753	—	—	—	528,753
Issuance of shares	13,900	14,225	—	1,079	—	—	15,304
Loss attributable to non controlling interest	—	—	—	—	(370)	—	(370)
Translation gain	—	—	—	—	—	19,056	19,056
BALANCE—June 30, 2022	12,498,900	¥344,145	¥2,001,048	¥(154,121)	¥(6,244)	¥16,239	¥2,201,067
Net income	—	—	537,005	—	—	—	537,005
Loss attributable to non controlling interest	—	—	—	—	(523)	—	(523)
Translation Gain	—	—	—	—	—	5,384	5,384
BALANCE—June 30, 2023	12,498,900	¥344,145	¥2,538,053	¥(154,121)	¥(6,767)	¥21,623	¥2,742,933

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2023, 2022, AND 2021

(Japanese yen in thousands)

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Cash flows from operating activities:
Net income	¥536,482	¥528,383	¥252,358
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	76,522	43,945	37,326
Loss on disposal of assets	—	1,106,677	966
Deferred income taxes, net	8,744	(10,939)	6,766
Changes in assets and liabilities:
Accounts receivable, net	(206,566)	171,985	244,692
Real estate inventory	(1,555,861)	(4,306,865)	(591,778)
Prepaid and other current assets	29,124	62,130	(100,265)
Intangible asset, net	(1,477)	(54,735)	(48,426)
Operating lease, net	21,165	45,966	(804)
Other assets	(60,835)	(59,201)	303,928
Accounts payable	43,245	105,567	180,822
Customer deposits	13,981	61,928	58,133
Accrued expenses and other current liabilities	(22,507)	(625,720)	(588,373)
Net cash used in operating activities	(1,117,983)	(2,930,879)	(244,655)
Cash flows from investing activities:
Purchases of property and equipment	(1,244,116)	(537,294)	(170,231)
Proceeds from sale of property and equipment	—	510,091	—
Purchase of investments	(4,126)	(3,670)	(10,700)
Proceeds from sale of investments in marketable securities	—	11,789	42,039
Other - net investing	702	—	(21,541)
Net cash used in investing activities	(1,247,540)	(19,084)	(160,433)
Cash flows from financing activities:
Proceeds from notes payable	14,688,192	5,649,300	8,046,791
Payments on notes payable	(11,944,327)	(2,811,364)	(7,626,187)
Proceeds from common stock issuance	—	14,225	100,000
Proceeds from sale of treasury stocks	—	1,079	—
Other - net financing	461	(453)	35,000
Net cash provided by financing activities	2,744,326	2,852,787	555,604
Effect of exchange rate change on cash and cash equivalents	4,462	19,962	271
Net increase (decrease) in cash and cash equivalents	383,265	(77,214)	150,787
Cash and cash equivalents, beginning of year	403,108	480,322	329,535
Cash and cash equivalents, end of year	¥786,373	¥403,108	¥480,322
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥100,314	¥163,314	193,655
Income taxes	¥238,032	¥206,529	51,305

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS

Organization and Description of the Business

Lead Real Estate Co., Ltd, together with its wholly owned subsidiaries (the “Company” or “Lead Real Estate”), is headquartered in Tokyo, Japan. The Company is a developer of luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The consolidated financial statements of the Company include Lead Real Estate and the entities below:

Percentage of
	Date of Incorporation or	Place of	direct or indirect
Name	Acquisition	Incorporation	economic ownership
Subsidiaries
Lead Real Estate Global Co., Ltd (“LRE Dallas”)	September 2017	Texas	100% by Lead Real Estate
Lead Real Estate HK Co., Limited (“LRE HK”)	February 2014	Hong Kong	100% by Lead Real Estate
Real Vision Co., Ltd. (“Real Vision”)	July 2006	Japan	100% by Lead Real Estate
Consolidated VIEs
Lead Real Estate Cayman Limited (“LRE Cayman”)	August 2019	Cayman Islands	100% by CEO
Sojiya Japan K.K.	January 2020	Japan	50% by Lead Real Estate and 50% by CEO
Unconsolidated VIE
JP Shuhan Co., Ltd. (“JP Shuhan”)	January 2020	Japan	100% by CEO, deconsolidated

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lead Real Estate, its wholly owned subsidiaries, and the Company’s consolidated variable interest entities (“VIEs”) as described in the domestic and foreign operations above. All intercompany accounts and transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence, but not control, are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a VIE. If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investees, its obligation to absorb the expected losses of the investee, and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. See Note 10.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include real estate inventory and cost of sales, impairment of real estate inventory and property and equipment, warranty reserves, loss contingencies, incentive compensation expenses, and deferred income taxes.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies a five-step model that requires entities to exercise judgment when considering the terms of the contract(s), which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (vi) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

Revenue from real estate sales is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company generates revenue primarily from real estate sales, which includes the sale and development of land parcels and their respective single-family home and condominium buildings. Revenue from real estate sales is recorded at the time each sale is closed, title and possession are transferred to the customer and the Company has no significant continuing involvement with the real estate. The remaining sources of revenue, deemed insignificant as a percentage of total revenue or operating profits, consist of leasing, property and building management, hotel, and other miscellaneous revenue streams.

Real Estate Sales

The Company’s primary source of revenue is the development and sale of luxury single-family homes and condominiums, including land, in its principal market, Japan. Transactions in this segment are conducted through two contracts, a land sales contract (the “Land Sales Contract”) and a construction contract (the “Construction Contract”), which demarcate two distinct performance obligations, delivering a land parcel and delivering the completed building, respectively.

The Land Sales Contract outlines the terms and condition of the land sale, while the Construction Contract summarizes the terms of the construction which the Company is to perform for the customer. When entering into a new build-to-suit transaction, the Land Sales Contract and the Construction Contract are executed concurrently. Under the Land Sales Contract, the Company bills customers (i) upon the execution of the contract and (ii) when control of the land is transferred to the customer, and customers generally pay within the same day of each billing. The Company does not record receivables under its Land Sales Contracts as the Company collects land sales revenue recognized within the same day. Under the Construction Contract, the Company bills customers (i) upon the execution of the contract and (ii) upon the transfer of a completed building to a buyer on the closing date, and customers generally pay within the same day of each billing. The Company records receivables under its Construction Contracts since construction development revenue is recognized over time based on the input method. The deposit made by the customer at the time of contract execution varies by contract and is generally either a fixed percentage of the aggregate sale price or a flat fee. Advances received are recorded under customer deposits.

The Company generally sells the land based on market price plus a minor markup and sets the selling price per home based on cost plus margin. The Company has performed an assessment and its contracts do not contain significant financing terms. Performance obligations are satisfied at the point in time when control of the asset is transferred to the customer, which is generally when title to and possession of the land parcel or the completed building and the risks and rewards of ownership are transferred to the buyer on the closing date.

Land sales revenue is recognized at the point in time when control of the land is transferred to the customer, which is generally when title and possession of the land parcel and the risks and rewards of ownership are transferred to the buyer on the closing date. When the transfer of a completed building to a buyer on the closing date is related to work as part of the Construction Contract the Company entered into with the buyer, construction development revenue is recognized over time based on the input method. In applying the input method, the Company utilizes costs incurred through the construction process relative to the total expected costs of construction to recognize revenue. The measures of progress during this construction process include:

●	design meeting: where the customer decides on the floor plan and selects interior and exterior materials to be used for construction;
●	construction preparation: where we begin site survey and project management assignments with subcontractors;
●	completion of framework (basic building structure): where we complete the foundations of the home along with the basic structure;
●	completion of remaining building elements: where each of the remaining building elements are completed and interim inspections are conducted;
●	demolition of scaffolding: completion of exterior wall work and the start of home interior work;
●	confirmation meeting with customer: completion of interior and exterior work and all outstanding work related to the home; and
●	property delivery: delivery of the home, including final modification work as requested by the customer.

The Company uses these measures of progress to delineate costs incurred by it during the home construction process. The amount of costs incurred in each stage of the construction process are divided against the Company’s total expected construction costs and the ratios from such calculation are applied against the total contract value to recognize revenue over time according to the input method.

With the land title transferred to the buyer upon the closing of the Land Sales Contract, the Company’s construction of the building on the land both creates and enhances a customer-controlled asset and leads to the buyer receiving and benefiting from the Company’s performance obligation as the work under the Construction Contract is conducted. When the transfer of a completed building to a buyer on the closing date is related to sales of existing fully constructed single-family homes and condominiums the Company did not develop, non-development revenue is recognized at a point in time, upon the execution of the sales contract. The Company’s contract liabilities, consisting of deposits received from customers for sold but undelivered homes, totaled ¥298,956 thousand and ¥284,975 thousand as of June 30, 2023 and 2022, respectively. Out of the outstanding customer deposits held as of June 30, 2023 and 2022, the Company recognized ¥255,300 thousand and ¥143,043 thousand in real estate sales during the fiscal years ended June 30, 2023 and 2022, respectively.

Revenue includes forfeited deposits, which occur when home sale or land sale contracts that include a nonrefundable deposit are cancelled.

Sales and broker commissions are incremental costs incurred to obtain a contract with a customer that would not have been incurred if the contract had not been obtained. Sales and broker commissions are expensed upon fulfillment of a home closing. Advertising costs are costs to obtain a contract that would have been incurred regardless of whether the contract was obtained and are recognized as an expense when incurred. Sales and broker commissions and advertising costs are recorded within sales and marketing expenses presented in the Company’s consolidated statements of comprehensive income as selling expenses.

The Company issues a standard industry warranty against defects for period of 10 years for its single-family homes and condominiums. This warranty requirement against defects is not a performance obligation as it exists to protect customers from the risk of purchasing defective products and is not an additional service provided to the customer.

Disaggregation of Revenue

Revenue is disaggregated among land and non-development, construction development, and other revenue. Land sales and non-development revenue includes (i) sales of land for single-family homes and condominiums and (ii) sales of already completed single-family homes and condominiums that the Company did not develop, where delivery is recorded, and subsequent revenue recognized, through a signed sales contract with the end buyer. Construction development revenue reflects revenue from the Company’s Construction Contracts for which the Company actually performs. The Company’s revenue, disaggregated by revenue stream for the fiscal years ended June 30, 2023, 2022, and 2021 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Land sale and non-development	¥15,730,839	¥12,147,506	¥9,624,106
Construction development	1,394,469	1,960,949	1,466,672
Real estate sales revenue	¥17,125,308	¥14,108,455	¥11,090,778

Other Revenue

The Company generates other revenue, which includes leasing income, property and building management income, and revenue from other miscellaneous sources. The primary components of revenue for the fiscal years ended June 30, 2023, 2022, and 2021 were as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Lease	75,775	65,391	87,436
Property management	22,544	30,426	36,244
Other	218,621	116,914	40,817
Other revenue	¥316,940	¥212,731	¥164,497

Foreign Operations

The Company’s reporting and functional currency is the Japanese yen. The functional currency of the Company’s wholly owned subsidiary, Real Vision, is the Japanese yen, whereas the functional currency of LRE Dallas and LRE Cayman is the United States dollar. The functional currency of LRE HK is the Hong Kong Dollar. The functional currency of the Company’s consolidated VIE, Sojiya Japan, and unconsolidated VIE, JP Shuhan, is the Japanese yen. Assets and liabilities are translated using the fiscal year end foreign exchange rate, and income and expenses are translated using the weighted average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of foreign subsidiaries, net of related income tax effects, are credited or charged directly to the foreign currency translation adjustment account, a component of accumulated other comprehensive gain (loss). The tax effects related to the foreign currency translation of financial statements of the consolidated subsidiaries and VIEs are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the fiscal year-end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gain (loss). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period. The effects of translation and remeasurement related to foreign currency transactions are recorded in the statements of comprehensive income.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Concentration of Credit Risk and Significant Vendors

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents at high-quality and accredited financial institutions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk beyond the normal credit risk associated with its cash and cash equivalents.

No single customer accounted for 10% or more of the Company’s total revenue for the fiscal years ended June 30, 2023, 2022, and 2021.

No single contractor accounted for 10% or more of the Company’s total cost for the fiscal year ended June 30, 2023. Approximately 20% of the Company’s outstanding accounts payable was attributable to Kabushiki Kaisha Kenshin for the fiscal years ended June 30, 2022 and 2021.

Segment Reporting

ASC Topic 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-makers (“CODMs”) in deciding how to allocate resources and in assessing performance. The Company’s CODMs primarily evaluate performance based on the number of single-family homes or condominiums closed, average sale price, and financial results. Segment profitability is measured by net and comprehensive income.

The Company’s primary and sole operating segment is real estate sales, with the balance of revenue categorized under real estate sales.

Noncontrolling Interest

The Company’s noncontrolling interests reflect consolidation effects of LRE Cayman and Sojiya Japan. Losses attributable to these noncontrolling interests are presented in the consolidated statements of comprehensive income as net loss attributable to the noncontrolling interests.

Cash and Cash Equivalents and Concentration of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Company’s cash and cash equivalents accounts may exceed Japanese government insured limits, up to ¥10,000 thousand, from time to time and could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in its demand deposit accounts.

Accounts Receivable

The Company’s accounts receivable consists primarily of receivables from general contractors and subcontractors, and receivables resulting from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected losses (i.e., doubtful accounts). The Company monitors the financial condition of its contractors and records provisions for estimated losses on receivables when it believes contractors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. The allowance for doubtful accounts related to accounts receivable was ¥6,009 thousand and ¥1,200 thousand at June 30, 2023 and 2022, respectively.

Real Estate Inventory

Inventories consist of raw entitled land, finished lots, and construction in process (“CIP”), including capitalized interest. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to fair value. Inventories include the costs of direct land acquisition, land development, construction, capitalized interest, real estate taxes, and direct overhead costs incurred related to land acquisition and development and single-family home and condominium construction. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Land and development costs are typically allocated to individual lots on a pro rata basis based on the number of lots in the development, and the costs of lots are transferred to construction work in progress when construction begins. Sold units are expensed on a specific identification basis as cost of contract revenue earned. Cost of contract revenue earned for single-family homes and condominiums closed includes the specific construction costs of each single-family home or condominium and all applicable land acquisition, land development, and related costs allocated to each residential lot. Inventories are carried at the lower of accumulated cost or net realizable value.

Land, development, and other project costs, including interest and property taxes incurred during development and home construction, net of expected reimbursable development costs, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges are allocated to the cost of individual homes using the specific identification method. Costs that are not specifically identifiable to a home are allocated on a pro rata basis, which the Company believes approximate the costs that would be determined using an allocation method based on relative sales values since the individual lots or homes within a community are similar in value. Inventory costs for completed homes are expensed to cost of sales as homes are closed. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining unsold lots and homes in the community on a pro rata basis.

In accordance with ASC Topic 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting its review for indicators of impairment on a community level, management evaluates, among other things, the margins on homes that have been closed, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of communities using a discounted cash flow model. The Company reviews the performance and outlook of its inventories for indicators of potential impairment on a annual basis. In addition to considering market and economic conditions, the Company assesses current sales absorption levels and recent sales’ profitability. The Company looks for instances where sale prices for a single-family home or condominium in backlog or potential sale prices for a future sold single-family home or condominium would be at a level that results in a negative gross margin. No such impairments were recognized in the fiscal years ended June 30, 2023 and  2022. Impairment charge of ¥18,092 thousand was recognized as other expenses on the Consolidated Statement of Comprehensive Income in the fiscal year ended June 30, 2021, for the Company’s condominium asset located in Meguro district of Tokyo.

Capitalized Interest

Interest and other financing costs are capitalized as cost of inventory during community development and home construction activities, in accordance with ASC Topic 835, Interest and expensed in cost of sales as homes in the community are closed. To the extent the debt exceeds qualified assets, a portion of the interest incurred is expensed.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service, the asset will be used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no events or circumstances identified during the fiscal years ended June 30, 2023, 2022, and 2021 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment, intangible assets, and leasehold improvements during the fiscal years ended June 30, 2023, 2022, and 2021.

Investment at cost

The equity method is generally used to account for equity investments over which significant influence, but not majority equity interest or control, is exerted in an investee company. Generally, the accompanying shareholding is between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. The Company did not have any investment that would be accounted for under the equity method in the fiscal years ended June 30, 2023, 2022, and 2021.

Investments in equity securities in which the Company does not have significant influence, and for which there is not a readily determinable fair value, are recorded at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer.

When the Company evaluates whether these non-marketable equity securities are impaired, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have a significant adverse effect on the fair value of the securities (an impairment indicator).

The Company uses such impairment indicators as follows:

1)	a significant deterioration in the earnings performance or business prospects of the investee;
2)	a significant adverse change in the regulatory, economic, or technological environment of the investee;
3)	a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and
4)	a recent example of the new issuance of a security, in which the issue price is less than its cost.

The Company estimates the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined by considering various unobservable inputs which are available to the Company, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. The Company recognizes impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

The carrying amount of non-marketable securities is recorded at cost as fair value is not readily determinable. The investment at cost amount was ¥20,831 thousand and ¥16,850 thousand as of June 30, 2023 and 2022, respectively. The Company did not recognize any impairment during these periods.

Warranty Reserve

Future direct warranty costs are accrued and charged to cost of sales in the period when the related home is closed. The Company provides a limited warranty for its single-family homes and condominiums for a period of 10 years. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective construction during such warranty period at no cost to the homebuyer. At the time a home is sold, the Company records an estimate of warranty expense based on historical warranty costs. An analysis of the warranty reserve is performed periodically to ensure the adequacy of the reserve. The warranty reserve was ¥46,116 thousand and ¥54,302 thousand as of June 30, 2023 and 2022, respectively, and was included in accrued expenses and other current liabilities on the consolidated balance sheets.

Customer Deposits

Customer deposits are amounts collected from customers in conjunction with the execution of the single-family home or condominium sales contract. Customer deposits represent advances received on construction contracts in progress and are applied against the final settlement due at the home closing. In the event of contract default or termination, the customer deposit is forfeited and recognized as revenue. The customer deposits were ¥298,956 thousand and ¥284,975 thousand as of June 30, 2023 and 2022, respectively.

Cost of Sales

Cost of sales includes the lot purchase costs and demolition costs associated with each lot, construction costs of each home, capitalized interest, building permits and other local municipality related costs, internal and external realtor commissions, and warranty costs (both incurred and estimated to be incurred). Land, development, and other allocated costs, including interest and property taxes, incurred during development and construction are capitalized and expensed to cost of sales when the sale of a single-family home or condominium is closed, and revenue is recognized.

Selling and Commission Costs

Sales commissions are paid and expensed based on homes closed. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥30,507 thousand, ¥39,341 thousand, and ¥28,374 thousand recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

Income Taxes

Income taxes are computed in accordance with the provision of ASC Topic, 740, Income Taxes. Income taxes are accounted for on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for all future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition and measurement are reflected in the period in which the change in judgement occurs.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the consolidated financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Earnings Per Share

In accordance with ASC 260-10, Earnings Per Share, basic earnings per share is based on the weighted average number of ordinary shares outstanding. Diluted earnings per share is based on the weighted average number of ordinary shares and dilutive securities outstanding.

Recently Announced Accounting Standards

Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes — Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for non-public entities, are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard on July 1, 2022. The adoption of this standard did not have a material effect on its financial position or results of operation.

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to accounts receivable. This standard is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. The Company is currently in process of evaluating the impact of this standard on the Company’s consolidated financial statements.

Acquired Contract Assets and Contract Liabilities

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Acquired Contract Assets and Contract Liabilities, which improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination by providing consistent recognition guidance. This standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted, including in an interim period, for any period for which financial statements have not yet been issued. The Company is currently in process of evaluating the impact of this standard on the Company’s consolidated financial statements.

Investments

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for fiscal years and interim periods beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB’s ongoing monitoring of global reference rate reform activities. The standard permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. In December 2022, the FASB deferred the sunset date of the temporary guidance in ASC Topic 848 from December 31, 2022 to December 31, 2024. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

3.REAL ESTATE INVENTORY

Inventories consist of raw entitled land, finished lots, and construction in process (“CIP”), including capitalized interest. Raw land is purchased with the intent to develop such land into finished lots. Finished lots are held with the intent of building and selling a single-family home or condominium. The asset is owned by the Company either as a result of developing purchased raw land or purchasing developed lots. CIP represents the homebuilding activity associated with both single-family homes and condominiums to be sold and existing speculative inventory, which primarily consists of condominiums. CIP includes the cost of the developed lot as well as all of the direct costs incurred to build the home. The cost of the home is expensed on a specific identification basis.

Real estate inventory consisted of the following as of June 30, 2023 and 2022 (in thousands):

	June 30,
	2023	2022
Real estate, including land	¥10,089,739	¥8,192,861
Construction in progress	311,901	652,918
Real estate inventory	¥10,401,640	¥8,845,779

Interest is capitalized and included within each inventory category above. Interest and financing costs incurred under the Company’s debt obligations, as more fully discussed in Note 7, are capitalized to qualifying real estate projects under development and homes under construction.

4.PROPERTY AND EQUIPMENT

As of June 30, 2023 and 2022, property and equipment consisted of the following (in thousands):

		June 30,
	Useful Life	2023	2022
	(years)
Land	Infinite	1,792,025	1,006,622
Property and Buildings	4-47	¥1,273,946	¥669,102
Machinery and Equipment	10-17	156,580	158,104
Tools, Furniture, and Fixtures	4-20	32,738	22,945
Construction in progress		147,147	300,035
Less: Accumulated depreciation		(166,145)	(107,752)
Property and equipment, net		¥3,236,291	¥2,049,056

The Company recorded depreciation expenses on property and equipment of ¥56,881 thousand, ¥30,263 thousand, and ¥30,226 thousand for the fiscal years ended June 30, 2023, 2022, and 2021, respectively. The Company records depreciation expense in selling, general, and administrative expenses on the consolidated statements of comprehensive income.

5.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of June 30, 2023 and 2022 (in thousands):

	June 30,
	2023	2022
Income taxes payable	¥190,453	¥241,245
Warranty reserves	46,116	54,302
Other deposits received	4,029	4,716
Accrued vacation	3,442	1,561
Other current liabilities	5,308	3,530
Accrued expenses and other current liabilities	¥249,348	¥305,354

6.WARRANTY RESERVES

The Company establishes warranty reserves to provide for estimated future expenses as a result of construction and product defects, product recalls, and litigation incidental to its homebuilding business. Estimates are determined based on management’s judgment, considering factors such as historical spending and sales pace. The table below presents the activity related to warranty reserves, which are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Actual realized payments for warranty claims are expensed through cost of sales.

The Company generally provides homebuyers with a one-year warranty on the house and a 10-year limited warranty for major defects in structural elements, such as framing components and foundation systems.

Changes to warranty reserves were as follows for the fiscal years ended June 30, 2023, 2022, and 2021 (in thousands):

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Warranty reserves, beginning of period	¥54,302	¥24,009	¥27,500
Warranty provision	6,489	47,899	201
Warranty expenditures	(14,675)	(17,606)	(3,692)
Warranty reserves, end of period	¥46,116	¥54,302	¥24,009

7.NOTES PAYABLE

The Company’s short-term borrowings consist primarily of land loans collateralized on specific lots for real estate sales typically paid upon delivery of the lot. The Company’s long-term borrowings are used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial.

Notes payable consisted of the following as of June 30, 2023 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	2,124,821	1/15/2020-5/31/2057	2.753%	¥1,719,187
Lender 2	2,220,400	9/27/2018-6/4/2025	3.727%	1,632,000
Lender 3	977,000	1/30/2023-7/29/2023	2.700%	957,000
Lender 4	872,400	10/21/2022-4/30/2025	3.500%	872,400
Lender 5	874,800	7/7/2022-5/30/2025	1.674%	813,800
Other lenders	7,672,402	3/23/2016-4/30/2052	0.46%-6.00%	5,401,037
Aggregate outstanding principal balances				11,336,824
Less: current portion and short-term notes payable				5,899,156
Long-term portion of notes payable				¥5,437,668

Notes payable consisted of the following as of June 30, 2022 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	¥1,988,100	8/24/2018-6/5/2023	3.45-3.60%	¥1,869,100
Lender 2	¥1,441,200	1/15/2020-12/31/2029	2.60-3.00%	1,176,290
Lender 3	¥340,000	12/27/2017-8/25/2032	1.65-2.35%	569,250
Lender 4	¥485,000	10/30/2020-7/31/2024	2.80%	482,915
Lender 5	¥480,000	6/10/2022-6/17/2024	2.50%	480,000
Other lenders	¥4,285,366	3/23/2016-4/30/2052	0.46-6.00%	4,015,404
Aggregate outstanding principal balances				8,592,959
Less: current portion and short-term note payable				6,361,415
Long-term portion of notes payable				¥2,231,544

As of June 30, 2023, the annual aggregate maturities of notes payable during each of the next five years were as follows (in thousands):

Amount
2024	¥5,899,156
2025	3,137,152
2026	688,647
2027	100,332
2028	100,674
Thereafter	1,410,863
Total notes payable	¥11,336,824

Included in real estate inventory was capitalized interest of ¥250,151 thousand, ¥304,545 thousand, and ¥138,983 thousand for the fiscal years ended June 30, 2023, 2022, and 2021, respectively. Interest activity, including other financing costs for notes payable for the periods presented is as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Interest incurred	¥191,612	¥211,206	¥177,232
Less: Amounts capitalized	(174,881)	(187,873)	(120,582)
Interest expense	¥16,731	¥23,333	¥56,650

8.INCOME TAXES

The Company generates taxable income primarily in Japan. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 30.6% for the fiscal years ended June 30, 2023, 2022, and 2021.

The components of income tax expenses were as follows as of June 30, 2023, 2022, and 2021 (in thousands):

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Current	¥314,021	¥294,418	¥128,103
Deferred	8,744	(10,939)	6,766
Total	¥322,765	¥283,479	¥134,869

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the fiscal years ended June 30, 2023, 2022, and 2021 is as follows:

	For the Fiscal Years Ended June 30,
	2023	2022	2021
Statutory tax rate	30.6%	30.6%	30.6%
Deductions and other adjustments	6.9%	5.5%	2.2%
Effective tax rate	37.5%	36.1%	32.8%

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The primary components of deferred tax assets and liabilities were as follows as of June 30, 2023 and 2022 (in thousands):

	June 30,
	2023	2022
Deferred tax assets:
Reserves and Allowances	¥61,842	¥56,349
Intangibles	11,331	14,393
Inventories	—	5,291
Investments in securities	14,646	14,719
Asset retirement obligation	2,495	1,862
Leases	944	1,275
Other	16,711	14,039
Total deferred tax assets	107,969	107,928
Deferred tax liabilities:
Inventories	150,082	138,445
Property and equipment	26,377	29,341
Prepaid Expenses	108	107
Intangible assets, including software	5,118	6,611
Leases	723	—
Advances received	—	—
Other	881	—
Total deferred tax liabilities	183,289	174,504
Net deferred tax liabilities	¥75,320	¥66,576

The Company recorded a net deferred tax liability of ¥75,320 thousand and ¥66,576 thousand as of June 30, 2023 and 2022, respectively. There was no valuation allowance for deferred tax assets as of June 30, 2023 and 2022. Based on the level of historical taxable income and projections for the future taxable income over the periods in which the deferred tax assets become deductible, management believes all deferred tax assets at June 30, 2023 and 2022, are fully realizable.

Interest and penalties related to income tax matters are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2023, 2022, and 2021.

9.EQUITY

As of June 30, 2023 and 2022, the Company had 50,000,000 ordinary shares authorized (reflecting the effect of an increase in the number of authorized ordinary shares of the Company from 1,000,000 to 50,000,000 on August 31, 2021). Each holder of ordinary shares is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total ordinary shares outstanding was 12,498,900 as of June 30, 2023 and 2022.

Lead Real Estate is subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Ordinary Shares

Under the Companies Act, issuances of ordinary shares are required to be credited to the ordinary shares account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts.

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semi-annual interim dividends may also be paid once a year upon resolution by the board of directors if the articles of incorporation of the company stipulates so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury shares. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Increases/decreases and transfer of ordinary shares, reserve, and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of ordinary shares. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that ordinary shares, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

Treasury Shares

The Companies Act also provides for companies to purchase treasury shares and dispose of such treasury shares by resolution of the board of directors. The amount of treasury shares purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

10.VARIABLE INTEREST ENTITIES

The Company is required to consolidate VIEs in which it has a controlling financial interest in accordance with ASC 810, Consolidation (ASC 810). A controlling financial interest will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company’s variable interest in VIEs may be in the form of equity ownership, contracts to purchase assets, management services and development agreements between the Company and a VIE, loans provided by the Company to a VIE or other member, and/or guarantees provided by members to banks and other parties.

Based on its analysis, the Company has consolidated LRE Cayman and Sojiya Japan in the fiscal years ended June 30, 2023, 2022, and 2021, along with the wholly-owned subsidiaries LRE Dallas, LRE HK, and Real Vision. The Company has one unconsolidated VIE,  JP Shuhan, during these periods.

Consolidated VIEs

For VIEs that the Company does consolidate, management has the power to direct the activities that most significantly impact the VIE’s economic performance. The Company does not guarantee the debts of the VIEs, and creditors of the VIEs have no recourse against the Company. LRE Cayman and Sojiya Japan were consolidated VIEs during the fiscal years ended June 30, 2023, 2022, and 2021. There were no other consolidated VIEs during these periods.

The table below displays the carrying amounts of the assets and liabilities related to the consolidated VIEs as of June 30, 2023 and 2022 (in thousands):

	June 30,
Consolidated – LRE Cayman	2023	2022
Assets	¥—	¥—
Liabilities	6,969	6,481
Equity	(6,969)	(6,481)
Total liabilities and equity	¥—	¥—

	June 30,
Consolidated – Sojiya Japan	2023	2022
Assets	¥401	¥472
Liabilities	—	—
Equity	401	472
Total liabilities and equity	¥401	¥472

Investment in Unconsolidated VIE and Other Equity Method Investments

For the VIE that the Company does not consolidate, the power to direct the activities that most significantly impact the VIE’s economic performance is held by a third party. These entities are accounted for as equity method investments.

The Company’s maximum exposure to loss is limited to its investment in the entities because the Company is not obligated to provide any additional capital to or guarantee any of the unconsolidated VIE’s debt.

JP Shuhan is the only entity deemed an unconsolidated VIE and was deconsolidated for the fiscal years ended June 30, 2023 and 2022. The Company owned 66.7% of the entity prior to the deconsolidation. The Company did not have any other entities that would qualify under the equity method accounting.

(Japanese yen in thousands)	June 30,
Unconsolidated – JP Shuhan	2023	2022
Assets	¥12,773	¥10,511
Liabilities	4,015	3,428
Equity	8,758	7,083
Total liabilities and equity	¥12,773	¥10,511

11.FAIR VALUE DISCLOSURES

ASC Topic 820, Fair Value Measurements (ASC 820), defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that differs from the transaction price or market price of the asset or liability.

ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 – Fair value is based on quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value is determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities, or quoted prices in markets that are not active.

Level 3 – Fair value is determined using one or more significant inputs that are unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

The Company utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents and investments in marketable securities in the accompanying consolidated balance sheets. The value of accounts payable and accrued expenses approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term debt approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2023 and 2022, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

The Company held investments in marketable securities of ¥31,561 thousand and ¥31,657 thousand as of June 30, 2023 and 2022, respectively.

12.RELATED PARTY TRANSACTIONS

On June 30, 2021, the Company borrowed ¥41,868 thousand from Mr. Eiji Nagahara, the Company’s chief executive officer, president, director, and representative director, with no interest rate. The Company repaid the debt in 2022 and there have been no other related party transactions since then.

13.COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties, including vendors, customers, investors, and the Company’s directors and officers. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. The Company is subject to claims or proceedings from time to time relating to the purchase, development and sale of real estate and homes and other aspects of its homebuilding operations. Management believes that these claims include usual obligations incurred by real estate developers and residential home builders in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to “Note 7. Notes Payable” for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended June 30, 2023, 2022, and 2021.

The Company has land purchase contracts, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. The Company does not have title to the property, and obligations with respect to the land purchase contracts are generally limited to the forfeiture of the related nonrefundable cash deposits.

Lease Obligations

Operating Leases

The Company recognizes lease obligations and associated right-of-use assets for its existing non-cancelable leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company has non-cancelable operating leases primarily associated with its corporate and regional office facilities. Operating lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectations regarding the terms. Variable lease costs such as common area costs and property taxes are expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Right-of-use assets, as included in the consolidated balance sheets, were ¥204,029 thousand and ¥155,886 thousand as of June 30, 2023 and 2022, respectively. Lease obligations, as included in the consolidated balance sheets, were ¥276,228 thousand and ¥206,920 thousand as of June 30, 2023 and 2022, respectively.

Operating lease cost, as included in general and administrative expenses in the Company’s consolidated statements of comprehensive income, totaled ¥61,848 thousand, ¥40,733 thousand, and ¥30,743 thousand for the fiscal years ended June 30, 2023, 2022, and 2021, respectively. Cash paid for the amounts included in the measurement of lease liabilities for operating leases for the fiscal years ended June 30, 2023, 2022, and 2021 was ¥62,652 thousand, ¥42,985 thousand, and ¥31,547 thousand, respectively. As of June 30, 2023 and 2022, the weighted-average discount rate was 3% and the Company’s weighted-average remaining life was 3.1 and 2.9 years, respectively. The Company did not have any significant lease contracts that had not yet commenced as of June 30, 2023 and 2022.

The Company conducts its operations in leased facilities and recognizes rent expenses on a straight-line basis over the term of the lease. The Company entered into operating lease agreements for offices in Tokyo, Yokohama, and Sapporo, Japan. The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of June 30, 2023 and 2022:

	June 30,
	2023	2022
Right-of-use assets - non current	¥204,029	¥155,886
Total operating lease assets	¥204,029	¥155,886

Operating lease liabilities - current	¥88,755	¥58,696
Operating lease liabilities – long-term	187,473	148,224
Total operating lease liabilities	¥276,228	¥206,920

The table below shows the future minimum payments under non-cancelable operating leases at June 30, 2023 (in thousands):

Year Ending December 31,	Operating Leases
2024	¥94,427
2025	79,464
2026	76,014
2027	34,036
2028	3,901
Thereafter	373
Total	288,215
Less: lease amount representing interest	(11,987)
Present value of lease liabilities	¥276,228

14.SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the consolidated balance sheet date through November 15, 2023, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements, other than the following:

Initial Public Offering

On September 29, 2023, the Company completed its initial public offering of 1,143,000 American Depositary Shares (“ADSs”) at a price to the public of $7.00 per ADS. Each ADS represents one ordinary share of the Company. The ADSs are traded on the Nasdaq Global Market. The Company recognized aggregate net proceeds of approximately ¥1,092,434 thousand after deducting the underwriting discounts of ¥94,994 thousand, which net amount was credited to shareholders' equity.

Dividend Payments

On September 29, 2023, the Company paid an aggregate of ¥24,998 thousand (approximately $173,031) as cash dividends to shareholders.