Form 20-F
period 2024-06-30
LEAD REAL ESTATE CO., LTD
filed 2024-10-31
CIK 1888980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Yes ☒ No ☐

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2024, 2023, and 2022. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY160.88 = $1.00, which was the foreign exchange rate on June 28, 2024 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on July 1, 2024. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/20240701/, exchange rate of JPY144.47=$1.00, which was the foreign exchange rate on June 30, 2023 (https://www.federalreserve.gov/releases/h10/20230703/), exchange rate of JPY135.69=$1.00, which was foreign exchange rate on June 30, 2022 (https://www.federalreserve.gov/releases/h10/20220705/).

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

Historically, the revenue generated from our condominium development and sales has been uncertain and volatile. For the fiscal years ended June 30, 2024, 2023, and 2022, revenue generated from sales of our condominiums was JPY11,811,213 thousand (approximately $73,416 thousand), JPY7,199,741 thousand (approximately $49,836 thousand), and JPY5,162,292 thousand (approximately $38,045 thousand), accounting for approximately 62%, 41%, and 35% of our total revenue, respectively. Because we sell the entire condominiums, we have a relatively small number of condominium projects per year but much higher average sale price per project, which may result in lumpy and uneven revenue during a period of time. If we fail to predict the revenue generated from sales of our condominiums in the future, or if such revenue continues to be uncertain and volatile, it could adversely impact our business, prospects, liquidity, financial condition, and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

Real estate development is capital intensive. To date, we have funded our land acquisitions for single-family home development primarily through short-term bank loans, typically with terms ranging from three to six months, and we have funded our land acquisitions for condominium development using long-term loans from local banks. As of June 30, 2024, we had approximately JPY4,923,796 thousand (approximately $30,605 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2024, we repaid JPY12,700,984 thousand (approximately $78,947 thousand) and renewed JPY12,531,641 thousand (approximately $77,894 thousand of our short-term borrowings. As of June 30, 2023, we had approximately JPY5,093,139 thousand (approximately $35,254 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2023, we repaid JPY10,293,315 thousand (approximately $71,249 thousand) and renewed JPY10,660,041 thousand (approximately $73,787 thousand) of our short-term borrowings. As of June 30, 2022, we had approximately JPY4,726,413 thousand (approximately $34,832 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2022, we repaid JPY9,175,148 thousand (approximately $67,618 thousand) and renewed JPY9,506,180 thousand (approximately $70,058 thousand) of our short-term borrowings. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

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

As of June 30, 2024, we had approximately JPY4,923,796 thousand (approximately $30,605 thousand) in short-term borrowings and JPY6,489,536 thousand (approximately $40,338 thousand) in long-term borrowings outstanding.

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

We launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums. See “Item 4. Information on The Company-B. Business Overview-Glocaly Platform” for more information. As of the date of this annual report, Glocaly has not generated revenue, though we have seen a growing number of client requests for property referrals through the platform. However, we cannot guarantee that Glocaly’s performance will remain stable as we continue to improve and upgrade the platform. Failure to properly maintain the platform could adversely impact our business, prospects, and results of operations.

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

Our contractors are responsible for procuring almost all of the raw materials used in our project developments. The real estate development industry experiences labor and raw material shortages from time to time, including shortages in lumber in particular. Shortages in lumber in particular could result in an increase in our construction cost paid to the contractors, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations. For example, the price of lumber has been increasing since the beginning of 2021, which has in turn increased the payments to our contractors. These labor and raw material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures, or a result of broader economic disruptions. In addition, our success in our existing markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials through contractors on terms that are favorable to us. Such markets may exhibit a reduced level of skilled labor relative to increased property development demand in these markets. In the event of shortages in labor or raw materials in such markets, local contractors, tradespeople, and suppliers may choose to allocate their resources to developers with an established presence in the market and with whom they have longer-standing relationships with. Labor and raw material shortages and price increases for labor and raw materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our business could be materially and adversely disrupted by an epidemic or pandemic, or similar public threat, or fear of such an event, and the measures that the governmental authorities implement to address it.

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

For example, pandemics like COVID-19 may impact our business by disrupting supply chains and inflating raw material and labor costs. During the COVID-19 pandemic, we managed these challenges by passing increased costs to customers through higher average sale prices and managing increases in our construction costs through fixed cost subcontractor arrangements, which helped maintain our margins.

Although COVID-19 has not materially impacted our operations during the fiscal years ended June 30, 2024, 2023, and 2022, there remains a risk that future disruptions, whether from another pandemic, economic downturns, or other external factors, could lead to supply chain issues, increased costs, or broader operational challenges. We cannot guarantee that we will be able to fully mitigate these adverse impacts in the future.

We may be unable to complete our property development projects on time, or at all.

The progress and costs for our development projects can be adversely affected by many factors, including:

●	delays in obtaining necessary licenses, permits, or approvals from government agencies or authorities;
●	shortages of materials, equipment, contractors, and skilled labor;
●	disputes with our contractors;
●	failures by our contractors to comply with our designs, specifications, or standards;
●	difficult geological situations or other geotechnical issues;
●	onsite labor disputes or work accidents;
●	epidemics or pandemics, such as the COVID - 19 pandemic; and
●	natural catastrophes or adverse weather conditions.

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

Our hotel operations are subject to a number of business, financial, and operating risks inherent to the hospitality industry, including:

●	competition from hospitality providers in the localities where we operate our hotels;
●	relationships with business partners;
●	increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;
●	the ability of third-party Internet and other travel intermediaries who sell our hotel services to guests to attract and retain customers;
●	cyclical fluctuations and seasonal volatility in the hospitality industry;
●	changes in desirability of geographic regions of our hotels, changes in geographic concentration of our operations and customers, and shortages of desirable locations for development;
●	changes in the supply and demand for hotel services, including rooms, food and beverage, and other products and services;
●	changes in governmental policies (including in areas such as trade, travel, immigration, healthcare, and related issues); and

●	political instability, pandemics (such as the COVID - 19 pandemic), geopolitical conflict, heightened travel security measures, and other factors that may affect travel.

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

We currently maintain fire insurance and insurance coverage against liability from tortious acts or other personal injuries on our project sites. However, we do not have enough insurance coverage against potential losses or damages with respect to our properties before their delivery to customers. Our contractors may not be sufficiently insured themselves or have the financial ability to absorb any losses that arise with respect to our projects or pay our claims. While we believe that our practice is in line with the general practice in the Japanese property development industry and there have not been instances when we had to incur losses, damages, and liabilities because of the lack of insurance coverage, there may be such instances in the future as we develop more properties, which may in turn adversely affect our financial condition and results of operations.

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

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The former administration of Prime Minster Fumio Kishida, Prime Minister Yoshihide Suga and Prime Minister Shinzo Abe have introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting spending on real properties. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

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

We are currently not in compliance with the continued listing requirements of Nasdaq. As a result, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with the continued listing requirements and other rules of Nasdaq. On August 12, 2024, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we are not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement as set forth in Nasdaq Listing Rule 5450(b)(1)(C) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), we have been provided 180 calendar days, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). To regain compliance, our MVPHS needs to close at $5,000,000 or more for a minimum of 10 consecutive business days at any time during the compliance period. In the event that we do not regain compliance by February 10, 2025, Nasdaq will provide written notification to us that the ADSs are subject to delisting. At that time, we may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if we do appeal the delisting determination by Nasdaq to the hearings panel, such an appeal would be successful. Alternatively, we may consider applying to transfer our securities to the Nasdaq Capital Market.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2023 taxable year. However, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

We further expanded geographically to the United States through the establishment of Lead Real Estate Dallas, LLC, a limited liability company in Texas, the U.S., in September 2017, which was converted into Lead Real Estate Global Co., Ltd., a Texas corporation, in October 2020. LRE Dallas was established for the expansion of our overseas business in the U.S. Lead Real Estate has also been qualified and authorized to transact intrastate business in California since December 2014.

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

Based on our analysis, we have concluded that Sojiya Japan and LRE Cayman are our variable interest entities under Accounting Standards Codification 810-10-05-08A in the fiscal years ended June 30,2024, 2023, and 2022. See our consolidated financial statements and related notes included elsewhere in this annual report.

On September 29, 2023, we closed our initial public offering (the “IPO”) of 1,143,000 ADSs at a price to the public of $7.00 per ADS. Each ADS represents one ordinary share of the Company. In connection with the IPO, the ADSs began trading on the Nasdaq Global Market under the symbol “LRE” on September 27, 2023.

The following chart illustrates our corporate structure as of the date of this annual report.

*	Indicates less than 1%

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)	Represents an aggregate of 205,334 Ordinary Shares held by 23 shareholders of Lead Real Estate, each one of which holds less than 5% of our equity interests, as of the date of this annual report.
(2)	Mr. Nagahara holds 50% of the equity interests in Sojiya Japan.
(3)	Mr. Nagahara holds 100% of the equity interests in LRE Cayman.

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

We primarily generate revenue from developing and selling single-family homes and condominiums. Since our inception in 2001, we have delivered approximately 1,200 single-family homes and 27 condominiums. The target customers of our single-family homes are wealthy family buyers who are looking for luxury single-family homes as their primary residence, while the target customers of our condominiums are institutional customers who look to purchase entire condominiums for investment purposes. We rely on real estate agencies to help identify land and development sites for acquisition and customers for our luxury residential properties and generally acquire land parcels from private landowners. We outsource the design work and construction for our luxury residential property projects to third-party design firms and construction companies, while coordinating and closely supervising the projects through our internal teams to maximize quality of the projects. In addition, we launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums.

We utilize a homebuilding model designed to minimize risks, in which we typically identify customers for our single-family homes before acquiring the land and commencing construction and build our condominiums in highly-marketable locations, resulting in an aggregate of only six cancelations during the fiscal years ended June 30, 2024, 2023, and 2022. When developing a single-family home or condominium, we typically deliver the land to the customer before starting the construction of the building and deliver the completed building to the customer six to 12 months after the land delivery, in order to quickly recover our payment for the land. The tables below summarize the units of land and building we delivered during the fiscal years ended June 30, 2024, 2023, and 2022.

	Fiscal Year Ended		Fiscal Year Ended		Fiscal Year Ended
	June 30, 2024		June 30, 2023		June 30, 2022
	Land	Building	Land	Building	Land	Building
	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries
Type	(Units)	(Units)	(Units)	(Units)	(Units)	(Units)
Single-family homes	71	41	88	39	93	66
Condominiums	33	4	16	1	11	2

To diversify our revenue streams and supplement our real estate sales, we have expanded into other businesses related to real estate since 2018. During the fiscal years ended June 30, 2024, 2023, and 2022, we operated six, six, and four hotels in Tokyo, respectively. During the fiscal years ended June 30, 2024, 2023, and 2022, we leased apartment units in 16, 19, and 21 apartment buildings to 61, 59, and 77 individual customers, respectively.

For the fiscal years ended June 30, 2024, 2023, and 2022, we had total revenue of JPY18,950,683 thousand (approximately $117,794 thousand), JPY17,415,248 thousand (approximately $128,346 thousand), and JPY14,687,014 thousand (approximately $108,239 thousand), respectively, and profit of JPY626,959 thousand (approximately $3,897 thousand), JPY611,918 thousand (approximately $3,804 thousand), and JPY551,622 thousand (approximately $3,429 thousand), respectively. Revenue generated from real estate sales accounted for approximately 97.6%, 98.2%, and 98.6% of our total revenue for the same fiscal years, respectively. Revenue derived from other sources accounted for approximately 2.4%, 1.8%, and 1.4% of our total revenue for the same fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Developer of luxury residential properties in prime locations across Tokyo, Kanagawa prefecture, and Sapporo

We are a real estate developer in Japan. Our revenue increased approximately 327.4% in the past 10 years. Since our establishment, we have strategically focused on the development of luxury residential properties, including single-family homes and condominiums, and gradually expanded our product and service offerings into hotel operations and residential leasing. We also launched our Glocaly platform in October 2021. Our business model covers the full cycle of luxury residential property development, from land acquisitions and design to construction and delivery.

The single-family homes and condominiums we develop are mainly located in central and southern Tokyo, which are considered prime locations across Tokyo and Kanagawa prefecture, and in Sapporo. We delivered an aggregate of 397 single-family homes and 64 condominiums in the three fiscal years ended June 30, 2024, and we had 25 single-family home projects and nine condominium projects ongoing as of June 30, 2024. In addition to the prime locations of the properties we develop, we have been recognized for the quality and design of our products. Specifically, we received the Good Design Award for our Excellence Building Futako-Tamagawa issued by the Japan Institute of Design Promotion in 2020.

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

In addition, our “Lead Real” brand is widely recognized in Tokyo, Kanagawa prefecture, and Sapporo. We have developed approximately 1,200 luxury residential properties since our inception in 2001 and this achievement has helped us attract partners and build trust in our brand. In particular, Mr. Eiji Nagahara, our president, chief executive officer, and representative director, is highly respected in the Tokyo real estate development industry for the quality and design of our products. Leveraging Mr. Nagahara’s decades of goodwill and relationships built over his career, together with the strong brand awareness of our brand, we enjoy easy access to land parcels in our target areas.

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

Further expand our operations locally and overseas

We plan to continue expanding our hotel business both throughout Japan and overseas.

Our strategy for local growth focuses on expanding our hotel operations across Japan. Beyond Tokyo, Kanagawa prefecture, and Sapporo, we are targeting regions such as Mie and Shimane prefectures for further growth. Specifically, we plan to launch a new hotel, ENT TERRACE GINZA PREMIUM, by the end of December 2024. These expansion plan will solidify our presence in Japan’s hospitality sector, allowing us to meet growing demand and broaden our market reach across the country.

On the international front, we have been leasing apartment building units to individual customers in Dallas, Texas since 2020 and Mr. Eiji Nagahara has built personal relationships with landowners and local builders in Texas over the years. In the long term, we plan to acquire land or residential properties in Dallas as well as other cities and states in the U.S. and further expand our operations in the U.S. through acquisition and joint ventures. Along with our plan to expand our Glocaly platform to Hong Kong, we will further expand our footprints in Hong Kong, including partnering with local agencies. We will also continue to expand our operations in Southeast Asia, especially the Philippines. We chose the Philippines as our focus of expansion in Southeast Asia because it is a location attractive to Japanese investors, and we expect to be able to acquire lands in the Philippines at a relatively low price. Our expansion plans are subject to, among other things, our ability to obtain sufficient capital to execute such plans, of which there can be no assurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.”

Expansion into different countries subjects us to risks associated with entry and operations in those countries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.”

Our Business Model

We currently generate revenue from the following principal sources:

●	Real Estate Sales. We develop and sell luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo.
●	Other Sources. We operate hotels in Tokyo and lease apartment building units to individual customers in Japan and Dallas, Texas.

The following tables presents our revenue for the fiscal years ended June 30, 2024, 2023, and 2022.

	Revenue (Japanese Yen in Thousands)
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
	June 30, 2024	June 30, 2023	June 30, 2022
Real Estate Sales	18,487,074	17,098,308	14,478,498
Other	463,609	316,940	208,516
Total	18,950,683	17,415,248	14,687,014

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

The following tables show the key operating results for our development and sales of single-family homes for the fiscal years ended June 30, 2024, 2023, and 2022, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Number of projects at the beginning of the period	48	64	79
New orders added during the period	30	49	66
Delivered projects(1) during the period	50	65	81
Number of projects at the end of the period	28	48	64
Average sale price for delivered projects during the period (including land)	JPY150,544 thousand	JPY115,937 thousand	JPY98,752 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.

Condominiums

We develop and sell entire low-rise and mid-rise condominiums to institutional customers, which include blue chip private equity buyers, foreign real estate investment funds, and local strategic bidders. Current rental rates for condominiums in Tokyo, Kanagawa prefecture, and Sapporo are on a gradual upward trend, and we expect them to continue rising steadily following the anticipated economic reforms. As a consequence, we believe a lack of long-term capital investments and limited focus from international investors have created opportunities for investments in condominiums.

The entire process of a given condominium project, from land acquisitions to delivery of the completed project, typically takes approximately 20 months.

In addition to the construction of new condominiums, our developments of condominiums also include renovation of existing condominiums, which we acquire from third parties, leveraging our design and architect capabilities.

The following table shows the key operating results for our development and sales of condominiums for the fiscal years ended June 30, 2024, 2023, and 2022, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2024 (2)	June 30, 2023	June 30, 2022
Number of projects at the beginning of the period	5	3	2
New orders added during the period	24	9	10
Delivered projects(1) during the period	21	7	9
Number of projects at the end of the period	8	5	3
Average sale price for delivered projects during the period (including land)	JPY395,636 thousand	JPY708,759 thousand	JPY470,957 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.
(2)	Including units of condominiums developed and sold by us.

Our Project Development Process

We have a systematic and standardized process of project development for our single-family homes and condominiums, which we implement through several well-defined phases as follows:

Opportunity Identification and Land Acquisition

The first stage of our development process involves the identification of new opportunities. We identify land and development sites for acquisition as well as customers through introduction by real estate agencies. We do not have any agreements with these real estate agencies that require them to continue to source land and development sites or customers to us on an advantageous basis or at all. Instead, we rely on the business relationships we have built over the years while working with these real estate agencies, many of which have cooperated with us for over 15 years. Since our inception in 2001, we have developed approximately 1,200 luxury residential properties in Tokyo, Kanagawa prefecture, and Sapporo, making us one of the few developers that have a proven track record of developing luxury residential properties in these areas. The wide recognition of our brand and Mr. Eiji Nagahara’s decades of good will and relationships built over his career also help us become a trusted partner of real estate agencies. See “—Our Competitive Strengths—Easy access to land parcels as a result of our long operating history and strong brand awareness.” As a result, real estate agencies that we work with proactively choose to source land parcels that are best suited to our preferences to us, and we are generally able to avoid excessive bidding pressures. During the fiscal years ended June 30, 2024, 2023, and 2022, 60, 60, and 56 real estate agencies introduced approximately 170, 150, and 130 land parcels and approximately 170, 150, and 130 customers to us, respectively. In identifying suitable land parcels, we consider various factors, including the supply and demand dynamics in local areas, preferences of our target individual and institutional customers, land prices, and proximity to downtown and convenient transportation.

We generally acquire land parcels from private landowners. For our single-family home projects, after both land spots and individual customers are identified through the introduction of real estate agencies, we acquire the land through financing with short-term bank loans (typically with terms ranging from six to 12 months and interest rates ranging from 1.5% to 4.2%). For our condominium projects, as bank loans are generally not available for financing land acquisitions for condominiums due to the larger size and higher risk of such projects, we typically fund such land acquisitions using cash generated from our operations.

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

We outsource our design work to reputable third-party design firms. Our internal project management team, with eight employees as of June 30, 2024, works closely with project managers as well as external designers and architects to ensure that our designs comply with Japanese laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create residential properties with high-quality design by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighborhood.

During the fiscal years ended June 30, 2024, 2023, and 2022, we cooperated with 15, 15, and 15 third-party design firms, respectively. In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed, and the price quoted. Our internal project management team monitors the progress and quality of the design firms to ensure that they meet our requirements.

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

During the fiscal years ended June 30, 2024, 2023, and 2022, we outsourced projects to 12, 13, and 13 construction companies, respectively. For the same fiscal years, payments to our single largest construction contractor accounted for 15%, 15%, and 15%, respectively, of our total payments under our construction contracts. For the same fiscal years, payments to our five largest construction contractors accounted for 80%, 80%, and 75%, respectively, of our total payments under our construction contracts.

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

Hotel Operations

We operate hotels under our brand, ENT TERRACE, in Tokyo. During the fiscal years ended June 30, 2024, 2023, and 2022, we operated six, six, and four hotels, respectively. Our hotels are generally located near train stations and popular tourist attractions. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, recent occupancy levels, and seasonal occupancy fluctuations. Our ENT TERRACE Akihabara hotel has a 9.5 points or higher rating on Bookings.com as of the date of this annual report.

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

Residential Leasing

We lease apartment building units to individual customers both in Japan and in Dallas, Texas. During the fiscal years ended June 30, 2024, 2023, and 2022, we leased apartment units in 16, 15, and 8 apartment buildings to 61, 52, and 13 individual customers, respectively. The rent is typically between JPY50,000 (approximately $311) and JPY500,000 (approximately $3,108) and the lease terms usually range from 24 to 36 months. We also provide other services such as property brokerage, property management, and utilities services.

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

We currently expect our Glocaly platform to generate revenue by December 2025, from the following aspects: (i) transactional spread (commission) paid by the sellers who utilize our platform; (ii) membership fees paid by sellers who subscribe and list properties on our platform; (iii) advertising fees from selling advertisement space and banners on our platform; and (iv) charges for other value-added services, including transaction services and interactive media services.

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

Employees

We had 70, 62, and 46 full-time employees as of June 30, 2024, 2023, and 2022, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of June 30, 2024:

Function	Number
Management	7
Finance	5
Planning and development	18
Project construction management	8
Sales and marketing	18
Property management	9
Administrative and human resources	5
Total	70

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

In addition to our full-time employees, we had two, two, and one independent contractors as of June 30, 2024, 2023, and 2022, respectively. These independent contractors are primarily responsible for planning and development of our projects.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 4,243 square feet, with a lease term from December 2022 to November 2024 and a monthly rent of JPY2,623,720 (approximately $14,826). The lease agreement automatically renews for successive three-year terms, unless either party notifies the other party of its intention to the contrary in writing no later than six months before the expiration of the then current term. The lease will be automatically renewed in December 2024.

As of the date of this annual report, we own an aggregate of 25,652 square feet of buildings and land in Tokyo (other than inventories for our real estate development and sales).

We lease offices in Yokohama, Japan, from an independent third party with an area of approximately 1,293.5 square feet, with a lease term from September 1, 2021 to August 31, 2024 and a monthly rent of JPY518,519 (approximately $3,821).

We also leased offices in Sapporo, Japan, in April 2018 from an independent third party with an area of approximately 766 square feet and a monthly rent of JPY193,770 (approximately $1,428). The lease agreement is for a term of three years, and it automatically renews for successive one-year terms, unless we notify the landlord of our intention to the contrary in writing no later than three months before the expiration of the then current term or the landlord notifies us of its intention to the contrary in writing no later than six months before the expiration of the then current term.

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

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2024, 2023, and 2022

(In thousands, except change % data)	Fiscal Years Ended June 30,
	2024 ($)	2024 (¥)	2023 (¥)	2022 (¥)
Revenue:
Real estate sales	114,912	18,487,074	17,098,308	14,478,498
Other revenue	2,882	463,609	316,940	208,516
Total revenue	117,794	18,950,683	17,415,248	14,687,014
Cost of revenue and operating expenses:
Cost of sales – real estate	97,720	15,721,271	14,466,459	12,023,652
Cost of sales – other	1,739	279,806	191,544	72,220
Selling, general and administrative expenses	12,749	2,051,040	1,817,970	1,704,042
Total cost of revenue and operating expenses	112,208	18,052,117	16,475,973	13,799,914
Operating income	5,586	898,566	938,275	887,100
Other income / (expense)	458	73,759	6,268	(25,596)
Interest expense	(114)	(18,286)	(16,731)	(23,333)
Total other income (expense)	344	55,473	(10,463)	(48,929)
Income before income taxes	5,930	954,039	928,812	838,171
Income taxes	2,038	327,869	317,418	286,919
Net income	3,892	626,170	611,918	551,252
Net loss attributable to the noncontrolling interests	(5)	(789)	(524)	(370)
Net income attributable to ordinary shareholders	3,897	626,959	611,918	551,622
Foreign currency translation gain (loss)	65	10,512	5,241	19,055
Total comprehensive income	3,962	637,471	617,159	570,677

Supplemental Disclosures	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
(In thousands, except change % data)	June 30, 2024	June 30, 2023	June 30, 2022
Gross margin %	15.6%	15.8%	17.6%
Operating Profit %	4.7%	5.4%	6.0%
Single-family home land deliveries – Units	71	88	93
Single-family home land deliveries – Average Sale price (¥ in Thousands)	76,841	97,343	77,891
Single-family home building deliveries – Units	41	39	66
Single-family home building deliveries – Average Sale price (¥ in Thousands)	30,320	34,142	26,252
Condominium land deliveries – Units	33	16	11
Condominium land deliveries – Average Sale price (¥ in Thousands)	353,026	447,739	446,555
Condominium building deliveries – Units	4	1	2
Condominium building deliveries – Average Sale price (¥ in Thousands)	40,335	35,915	125,093

Revenue

Revenue from real estate sales increased by 8.1% to JPY18,487,074 thousand (approximately $114,912 thousand) in the fiscal year ended June 30, 2024 from JPY17,098,308 (approximately $118,352 thousand) in the fiscal year ended June 30, 2023, primarily driven by the following factors:

●	71 units of land deliveries for single-family home in the fiscal year ended June 30, 2024, down from 88 units delivered in the prior fiscal year because the company focused on condominium development rather than single-family home. Average sale price decreased by 21.1% year-over-year to JPY76,841 thousand (approximately $478 thousands) because mainly the sales were in areas with low sales prices.
●	41 units of single-family home building deliveries in the fiscal year ended June 30, 2024, up from 39 units delivered in the prior fiscal year. Average sale price decreased by 11.2% year-over-year to JPY30,320 thousand (approximately $188 thousand) because the single-family homes are in the areas with low market value.

●	33 units of land deliveries for condominiums in the fiscal year ended June 30, 2024, up from 16 units delivered in the prior fiscal year. Average sale price decreased by 21.2% year-over-year to JPY353,026 thousand (approximately $2,194 thousand) because the number of units sold with low price increased.
●	4 units of condominium building deliveries in the fiscal year ended June 30, 2024, up from one units delivered in the prior fiscal year. Average sale price decreased by 7.2% year-over-year to JPY33,335 thousand (approximately $207 thousand) because the number of units of condominiums with low price increased.

Revenue from real estate sales increased by 18.1% to JPY17,098,308 thousand (approximately $118,352 thousand) in the fiscal year ended June 30, 2023 from JPY14,478,498 thousand (approximately $106,703 thousand) in the fiscal year ended June 30, 2022, primarily driven by the following factors:

●	88 units of land deliveries for single-family home in the fiscal year ended June 30, 2023, down from 93 units delivered in the prior fiscal year. Average sale price increased by 25.0% year-over-year to JPY97,343 thousand (approximately $674 thousand). Although the number of properties decreased, the unit price increased because properties were sold in higher-priced areas.
●	39 units of single-family home building deliveries in the fiscal year ended June 30, 2023, down from 66 units delivered in the prior fiscal year because the company focused on condominium development rather than single-family home. Average sale price increased by 30.1% year-over-year to JPY34,142 thousand (approximately $236 thousand) because the area where the homes were had high market value.
●	16 units of land deliveries for condominiums in the fiscal year ended June 30, 2023, up from 11 units delivered in the prior fiscal year because the company focused on condominium development rather than single-family home. Average sale price increased by 0.3% year-over-year to JPY447,739 thousand (approximately $3,099 thousand); and
●	one units of condominium building deliveries in the fiscal year ended June 30, 2023, down from two units delivered in the prior fiscal year. Average sale price decreased by 71.3% year-over-year to JPY35,915 thousand (approximately $249 thousand) because low sales price condominiums were sold.

Other revenue increased by 46.3% to JPY463,609 thousand (approximately $2,882 thousand) in the fiscal year ended June 30, 2024 from JPY316,940 thousand (approximately $2,194 thousand) in the fiscal year ended June 30, 2023. This growth was primarily driven by two hotels, which opened during the fiscal year ended June 30, 2023 and were in full operation for the full year throughout the fiscal year ended June 20, 2024.

Other revenue increased by 52.0% to JPY316,940 (approximately $2,194) in the fiscal year ended June 30, 2023 from JPY208,516 thousand (approximately $1,537 thousand) in the fiscal year ended June 30, 2022, primarily due to an increase in hotel revenue, attributed to the successful launch of two new hotels, ENT TERRACE Asakusa and ENT TERRACE Akihabara, during the fiscal year ended June 30, 2023.

Cost of Revenue and Gross Margin

Cost of revenue primarily includes the lot purchase costs and demolition costs associated with each lot, construction costs of each home, capitalized interest, building permits and other local municipality related costs, internal and external realtor commissions, and warranty costs (both incurred and estimated to be incurred)

Cost of revenue for real estate sales increased by 8.7% to JPY15,721,271 thousand (approximately $97,720 thousand) in the fiscal year ended June 30, 2024, from JPY14,466,459 thousand (approximately $100,135 thousand) in the fiscal year ended June 30, 2023, primarily reflecting increases in construction cost, such as labor costs and material costs since general market price in labor and material costs have been increasing.

Cost of revenue for real estate sales increased by 20.3% to JPY14,466,459 thousand (approximately $100,135 thousand) in the fiscal year ended June 30, 2023, from JPY12,023,652 thousand (approximately $88,611 thousand) in the fiscal year ended June 30, 2022, primarily reflecting increases in construction cost, such as labor costs and material costs since general market price in labor and material costs have been increasing.

Gross margin slightly decreased to 15.6% in the fiscal year ended June 30, 2024, compared to 15.8% in the fiscal year ended June 30, 2023, primarily driven by the increase in construction costs, such as labor costs and material costs.

Gross margin decreased to 15.8% in the fiscal year ended June 30, 2023, compared to 17.6% in the fiscal year ended June 30, 2022, primarily driven by the increase in construction costs, such as labor costs and material costs.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily consist of payroll expenses, sales commissions, consulting expenses, and taxes and public dues.

Selling, general, and administrative expenses were JPY2,051,040 thousand (approximately $12,749 thousand) in the fiscal year ended June 30, 2024, compared to JPY1,817,970 thousand (approximately $12,584 thousand) for the fiscal year ended June 30, 2023. As a percentage of revenue, these expenses increased to 10.8% in the fiscal year ended June 30, 2024, from 10.4% in the fiscal year ended June 30, 2023, due to IPO related expenses.

Selling, general, and administrative expenses were JPY1,817,970 thousand (approximately $12,584 thousand) in the fiscal year ended June 30, 2023, compared to JPY1,704,042 thousand (approximately $12,558 thousand) in the fiscal year ended June 30, 2022. The reason of the increase is due to variable cost such as sales commission, which increase as sales increase.

Operating Margin

As a result of the foregoing, operating income decreased by 4.3 % year-over-year to JPY898,566 thousand (approximately $5,585 thousand) in the fiscal year ended June 30, 2024 from JPY939,275 thousand (approximately $6,502 thousand ) in the prior fiscal year, and operating profit margin decreased to 5.0%, from 5.3% in the prior fiscal year.

Operating income increased by 5.9% year-over-year to JPY939,275 (approximately $6,502) in the fiscal year ended June 30, 2023 from JPY887,100 thousand (approximately $6,537 thousand) in the fiscal year ended June 30, 2022. Operating profit margin decreased from 6.0% in the fiscal year ended June 30, 2022 to 5.4% in the fiscal year ended June 30, 2023.

Interest Expenses

Interest expenses increased to JPY18,286 thousand (approximately $114 thousand) in the fiscal year ended June 30, 2024 from JPY16,731thousand (approximately $116thousand) in the fiscal year ended June 30, 2023, reflecting gradual increase in interest rates.

Interest expenses decreased to JPY16,731 thousand (approximately $116 thousand) in the fiscal year ended June 30, 2023 from JPY23,333 thousand (approximately $172 thousand) in the fiscal year ended June 30, 2022, reflecting higher amounts of capitalized interest associated with an increase in the number of our development projects, which offset increases in net borrowings and interest expense.

Other Income, net

Other income was JPY73,759 thousand (approximately $458 thousand) in the fiscal year ended June 30, 2024 compared to other income of JPY6,268 thousand (approximately $43 thousand) in the fiscal year ended June 30, 2023, primarily due to the cancellation penalties.

Other income was JPY6,268 thousand (approximately $43 thousand) in the fiscal year ended June 30, 2023 compared to other expenses of JPY25,596 thousand (approximately $189 thousand) in the fiscal year ended June 30, 2022, primarily due to the absence of proceeds from the sale of fixed assets.

Provision for Income Taxes

For the fiscal years ended June 30, 2024, 2023, and 2022, we had a tax provision of JPY327,869 thousand ($2,037 thousand), JPY317,418 thousand (approximately $2,197 thousand), and JPY286,919 thousand (approximately $2,115 thousand), respectively, which resulted in an overall effective income tax rate of 34.4%, 34.1%, and 34.2%, respectively. The overall effective income tax rate was higher in fiscal year 2024 compared to fiscal year 2023, primarily reflecting the impact of deductions and other adjustments. The effective tax rate in FY2023 is slightly lower than in FY2022, primarily reflecting lower deductions and other adjustments.

Profit (Loss)

As a result of the foregoing, our net income attributable to ordinary shareholders increased by 2.5% to JPY626,959 thousand (approximately $3,897 thousand) in the fiscal year ended June 30, 2024 from JPY611,918 thousand (approximately $3,804 thousand) in the fiscal year ended June 30, 2023, and our net income attributable to ordinary shareholders increased by 10.9% to JPY611,918 thousand (approximately $3,804 thousand) in the fiscal year ended June 30, 2023 from JPY551,622 thousand (approximately $3,429 thousand) in the fiscal year ended June 30, 2022.

B.	Liquidity and Capital Resources

We believe we have a prudent strategy for company-wide cash management, including controls related to cash outflows for lot purchases and general contractor and subcontractor management as well as access to short-term borrowings and shortened cash conversion cycles related to our land delivery strategy.

As of June 30, 2024, we had JPY1,300,684 thousand (approximately $8,085 thousand) in cash and deposits.

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

Cash Flows

The following table summarizes our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Cash flows from operating activities:
Net income	¥654,283	¥606,047	¥554,692
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	102,713	82,865	43,359
Loss on disposal of assets	5,852	—	—
Non-cash finance lease expense	23,847	20,523	15,684
Investment revaluation loss	1,965	96	658
Deferred income taxes, net	22,879	8,681	(10,944)
Changes in assets and liabilities:
Accounts receivable, net	(16,246)	(3,302)	5,475
Real estate inventory	1,122,406	(1,569,350)	(3,011,597)
Contract assets	199,522	(178,305)	166,551
Prepaid and other current assets	(290,238)	47,429	71,708
Operating lease, net	2,655	(805)	(2,122)
Other assets	15,890	11,963	4,677
Accounts payable	(130,709)	50,699	(607,092)
Contract liabilities	(130,271)	4,552	63,716
Accrued expenses and other current liabilities, and other liabilities	(12,653)	(730)	106,957
Net cash provided by (used in) operating activities	1,571,895	(919,637)	(2,598,278)
Cash flows from investing activities:
Purchases of property and equipment	(2,221,499)	(1,250,451)	(203,983)
Purchases of intangible assets	(6,359)	(2,438)	(22,674)
Purchase of investments securities	(15,203)	(8,150)	(1,460)
Proceeds from sale of investments in marketable securities	—	5,000	11,984
Net cash used in investing activities	(2,243,061)	(1,256,039)	(216,133)
Cash flows from financing activities:
Proceeds from notes payable	15,014,801	14,580,822	5,564,300
Payments on notes payable	(14,745,923)	(11,944,327)	(2,811,365)
Payments on IPO costs	(229,046)	(63,702)	(32,060)
Proceeds from common stock issuance	1,187,428	—	—
Proceeds from sale of treasury stocks	—	—	15,304
Dividend payments	(24,998)	—	—
Repayments of principal portion of finance lease liability	(25,689)	(18,262)	(15,427)
Net cash provided by financing activities	1,176,573	2,554,531	2,720,752
Effect of exchange rate change on cash and cash equivalents	8,904	4,410	16,445
Net increase (decrease) in cash and cash equivalents	514,311	383,265	(77,214)
Cash and cash equivalents, beginning of year	786,373	403,108	480,322
Cash and cash equivalents, end of year	¥1,300,684	¥786,373	¥403,108
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥352,355	¥292,581	¥220,081
Income taxes	¥316,050	¥396,669	¥212,223
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥2,613	¥103,771	¥62,683

Operating Activities

Net cash provided by operating activities was JPY1,571,895 thousand (approximately $9,771 thousand) for the fiscal year ended June 30, 2024, compared to JPY919,637 thousand (approximately $6,366 thousand) of net cash used during the fiscal year ended June 30, 2023. The increase in net cash provided by operating activities was primarily attributable to the declined inventory purchase compared to the prior year..

Net cash used in operating activities was JPY919,637 thousand (approximately $6,366 thousand) for the fiscal year ended June 30, 2023, compared to JPY2,598,278 thousand (approximately $19,141 thousand) for the fiscal year ended June 30, 2022. The decrease in net cash used in operating activities was primarily attributable to the declined inventory purchase compared to the prior year.

Investing Activities

Net cash used in investing activities was JPY2,243,061 thousand (approximately $13,942 thousand) for the fiscal year ended June 30, 2024, compared to JPY1,256,039 thousand (approximately $8,694 thousand) for the fiscal year ended June 30, 2023. The increase in net cash used in investing activities was primarily attributable to the reason that we acquired additional tools and equipment to support increased construction projects and inventory growth compared to the prior year.

Net cash used in investing activities was JPY1,256,039 thousand (approximately $8,694 thousand) for the fiscal year ended June 30, 2023, compared to JPY216,133 thousand (approximately $1,593 thousand) for the fiscal year ended June 30, 2022. The increase in net cash used in investing activities was primarily attributable to the increase in our investments in tools and equipment. We acquired additional tools and equipment to support increased construction projects and inventory growth compared to the prior year.

Financing Activities

Net cash provided by financing activities was JPY1,176,573 thousand (approximately $7,313) for the fiscal year ended June 30, 2024, compared to JPY2,554,531 thousand (approximately $17,682 thousand) for the fiscal year ended June 30, 2023. The decrease in net cash provided by financing activities was primarily attributable to the reduced need in inventory compared to the prior year, resulting in fewer loans required to finance inventory purchase.

Net cash provided by financing activities was JPY2,554,531 thousand (approximately $17,682 thousand for the fiscal year ended June 30, 2023, compared to JPY2,720,752 thousand (approximately $20,051 thousand) for the fiscal year ended June 30, 2022. The decrease in net cash provided by financing activities was primarily attributable to the decrease in inventory compared to the prior year, as we use loans to finance our inventory purchase.

Credit Facilities

As of June 30, 2024 and 2023,  we had total short-term land loans of JPY3,787,800 thousand (approximately $23,544 thousand) and JPY4,678,641 thousand (approximately $32,385 thousand) respectively with various lenders. These borrowings are collateralized by the land parcels we buy and in turn sell to the ultimate customers. The maturities on these short-term land loans were up to 12 months with a cost of capital ranging from 1.8% to 4.2% annually.

Our long-term borrowings, excluding the current portion, for the fiscal years ended June 30, 2024 and 2023, consisted of aggregate principal balances of JPY4,598,151 thousand (approximately $28,581 thousand) and JPY5,437,668 thousand (approximately $37,639 thousand) respectively, at a cost of capital ranging from 1.0% to 5.5% annually.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024, 2023, and 2022.

Contractual Obligations

Scheduled contractual obligations required for the five years following June 30, 2024 and thereafter are as follows:

(in thousands of ¥)	Payments Due by Period Subsequent to June 30, 2024
	2025	2026	2027	2028	2029	Thereafter	Total
Short Term Land Borrowings	4,923,796	—	—	—	—	—	4,923,796
Long-term debt, including current portion	1,881,858	773,685	1,816,615	130,976	131,349	1,755,053	6,489,536
Interest on long-term debt	121,086	56,148	35,211	32,091	29,961	242,746	517,243
Operating lease obligations	70,941	68,268	24,863	—	—	—	164,072
Finance lease obligations	23,172	21,246	18,745	10,815	3,243	298	77,519
Total	6,442,903	1,239,348	2,150,434	173,882	164,553	2,001,047	12,172,166

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2023 to June 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Our Business Environment and Current Outlook

During the fiscal years ended June 30, 2024, 2023, and 2022, we continued to experience strong demand for our real properties. We believe the strong demand for new real properties was due to a number of factors, including a supply-demand imbalance resulting from over a decade of underproduction of new real properties, low mortgage rates, a tight supply of resale real properties, favorable demographics, and a renewed appreciation for the importance of homes. Additionally, the weak yen and the stable Tokyo real estate market attracted increased interest from foreign investors. We believe many of these factors will continue to support demand in the foreseeable future.

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

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include revenue recognition and cost of sales.

Revenue recognition and cost of sales

Our primary source of revenue is the development and sale of luxury single-family homes and condominiums, including land, in its principal market, Japan. Revenue from sales of real estate is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration we expect to receive in exchange for those goods or services. If the land and building are transferred to the customer in a lump-sum transaction, construction is performed on our real estate and revenue is recognized when title and possession are transferred to the customer. If the land is transferred first, building takes place on the customer's property and revenue is recognized over time using milestone method.

With the land title transferred to the buyer upon the closing of the Land Sales Contract, the construction of the building on the land both creates and enhances a customer-controlled asset and leads to the buyer receiving and benefiting from our performance of obligation as the work under the Construction Contract is conducted.

Based on the fact, we recognize revenue and cost of sales for the Construction Contract over time using the milestone method. In applying the milestone method, the percentage of the revenue and cost of sales to be recognized when meeting each milestone is based on the percentage of estimated days required to complete the milestone out of estimated days to complete the total project. The estimated days required to complete each milestone and the total project are significant assumptions used in the milestone method that directly and significantly affect the amounts of revenue and cost of sales to be recognized.

We developed estimated days required to complete each milestone and the total project based on the standardized process for constructions under regulation the government has on the main milestone of the whole construction process as well as the historical experience. We believe that the number of days expected to achieve each milestone closely correlates to the actual construction costs based on the past experience. We closely monitor the accuracy and reasonableness of the estimated days required to complete each milestone and the total project as well as the actual costs incurred for each milestone and adjust them if necessary. There have been no significant changes in the process or assumptions used during the fiscal years ended June 30, 2024, 2023 and 2022. Due to the low number of uncompleted projects at each year end, any potential changes in number of estimated days for meeting each milestone or for completing the total project will not result in significant changes in revenue recorded.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Eiji Nagahara	56	President, Chief Executive Officer, and Representative Director
Daisuke Takahashi	48	Chief Financial Officer
Hidekazu Hamagishi	45	Director and General Manager of Accounting Department
Kenichi Homma	53	Director and General Manager of the Yokohama Supervisory Branch
Akiya Ueki	68	Director and Audit and Supervisory Committee Member
Hiroyuki Saito	57	Independent Director and Audit and Supervisory Committee Member
Ryoma Iida	38	Independent Director and Audit and Supervisory Committee Member

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

Mr. Kenichi Homma has served as our director since September 2024. Mr. Homma joined the Company in October 2020 and has served as the General Manager of the Yokohama Supervisory Branch. In July 2022, Mr. Homma was also appointed as the Executive Officer of the Company. Since joining the Company, Mr. Homma has been responsible for the development of the Company’s business mainly in Kanagawa Prefecture, and has continued to lead and promote the business by playing a central role in strategic planning and execution. His experience prior to joining the Company includes roles at Nikos Life Insurance Co., Tell Corporation, Inc., Yokohama Housing Sales Co., Tokyu Livable Inc., and Bader Home Co.

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

For the fiscal year ended June 30, 2024, we paid an aggregate of JPY92,083,346 (approximately $572,373) as compensation to our executive officers and directors and we set aside or accrued JPY128,895,000 (approximately $801,187) to provide pension, retirement, or other similar benefits to our directors and executive officers.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

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

Our board of directors consists of five directors, among whom Hiroyuki Saito and Ryoma Iida satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

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

Controlled Company

Mr. Eiji Nagahara, our president, chief executive officer, and representative director, holds approximately 89.7% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

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

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 13,641,900. Ordinary Shares outstanding as of the date of this annual report, excluding 1,986,100 issued treasury shares with no voting rights.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Eiji Nagahara	12,234,474	89.7%
Daisuke Takahashi	45,455	*
Hidekazu Hamagishi	4,546	*
Kenichi Homma	9,091	*
Akiya Ueki	—	—
Hiroyuki Saito	—	—
Ryoma Iida	—	—
All directors and executive officers as a group (seven individuals):	12,293,566	90.1%
5% Shareholders:
Eiji Nagahara	12,234,474	89.7%
*	Represents less than 1% of the number of Ordinary Shares outstanding.

Note:

(1)	Unless otherwise indicated, the business address of each of the individuals is 6F, MFPR Shibuya Nanpeidai Building 16-11, Nampeidai-cho, Shibuya-ku Tokyo, 150-0036, Japan.

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

During the fiscal year ended June 30, 2024 and up to the date of this annual report, we have not engaged in any related party transactions.

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

Dividend Policy

On September 29, 2023, we paid an aggregate of JPY24,997,800 (approximately $173,031) as cash dividends to shareholders as of June 30, 2023. On September 30, 2024, we paid an aggregate of JPY40,925,700 (approximately $254,386) as cash dividends to shareholders of record as of June 30, 2024 (Japan Standard Time), with an American depositary receipt record date of June 28, 2024 (Eastern Time). Since our inception and as of the date of this annual report, we have not declared or paid cash dividends on our Ordinary Shares other than as described herein.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our recent initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

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

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-266762), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-266762), which was declared effective by the SEC on September 26, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,143,000 ADSs at a price to the public of $7.00 per ADS. On September 27, 2023, the ADSs began trading on the Nasdaq Global Market under the ticker symbol “LRE.” EF Hutton, division of Benchmark Investments, LLC, and Boustead Securities, LLC acted as the joint book-running managers for the Company’s offering. On September 29, 2023, the Company announced the closing of its offering. The Company received aggregate gross proceeds of $8,001,000 from its offering, before deducting underwriting discounts and other related expenses. The Company received aggregate net proceeds of US$7,156,420 from its offering, after deducting underwriting discounts and other related expenses. As of June 30, 2024, the Company used $7.1 million of the proceeds as follows: approximately 60% for domestic business expansion, including expanding our condominium development and sales in Japan; approximately 10% for the development of our Glocaly platform, including sales and marketing, feature development, and server maintenance costs; and approximately 30% for general corporate purposes.

We still intend to use the proceeds from that offering as disclosed in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.

As of June 30, 2024, we identified material weaknesses in our internal control over financial reporting, which related to the fact that our internal audit function was not set up properly. The material weaknesses identified are mainly as follows:

1.	We are still in the process of designing entity level controls, including deploying Internal regulations or rules in relation to areas such as accounting evaluation of internal control over financial reporting, enterprise risk management, and budget controls.
2.	We do not have sufficient accounting personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules to develop and perform sufficient internal controls over financial reporting, including segregation of duties, and maintaining working papers with sufficient evidence in a timely manner.

Notwithstanding the identified material weaknesses, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations, and cash flows in conformity with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 15d-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f), as of June 30, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of June 30, 2024.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

We concluded material weaknesses in internal control over financial reporting based on the facts as follows:

1.	We are still in the process of designing entity level controls, including deploying Internal regulations or rules in relation to areas such as accounting, evaluation of internal control over financial reporting, enterprise risk management, and budget controls.
2.	We do not have sufficient accounting personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules to develop and perform sufficient internal controls over financial reporting, including segregation of duties, and maintaining working papers with sufficient evidence in a timely manner.

Due to the foregoing material weaknesses, management concluded that as of June 30, 2024, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

We have been undertaking measures to improve our internal control over financial reporting to address the material weakness identified, including:

1.	Designing entity level controls, including deploying internal regulations or rules in relation to areas such as accounting, evaluation of internal control over financial reporting, enterprise risk management, and budget controls, by forming a team with external professionals.
2.	Using external professionals with sufficient knowledge of the U.S. GAAP, SEC reporting rules, and internal control practice to support timely disclosure and develop internal controls over financial reporting, including sufficient segregation of duties, and working papers with traceable evidence.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2025, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2024	2023
Audit fees (1)	$947,600	$—
Audit-Related fees	—	—
Tax fees	—	—
All other fees	$30,000	—
Total	$977,600	$—

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by BF Borgers CPA PC, our former independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2024	2023
Audit fees(1)	$753,500	$841,500
Audit-Related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$753,500	$841,500
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Form 6-K filed with the SEC on August 16, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

In particular, as a foreign private issuer, we have followed Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of five directors, two of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, the majority of the members of the audit and supervisory committee must be outside directors. We currently have a three-member audit and supervisory committee and two of the committee members are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Supervisory Committee” for additional information;
●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executive officers and directors, and other compensation related matters;
●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and oversee our corporate governance practices; and
●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33 ⅓% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our articles of incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

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

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our Glocaly platform and our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

As a part of our overall risk management, LRE management and the board of directors regularly engage in the cybersecurity risk management process which is scoped to include the Company’s daily operations. As of the date of this annual report, the Company has not engaged any third-party service providers in this regard. We have instituted a comprehensive cybersecurity risk management program that employs various methods to monitor and assess our threat environment and risk profile. These methods include the use of manual and automated tools, conducting scans of the threat environment, evaluating our and our industry’s risk profile, evaluating threats reported to us and conducting vulnerabilities assessments. We have company-wide policies and procedures in place that further enhance our ability to identify and manage cybersecurity risks. Our employees receive ongoing training under our security policies.

In the year ended June 30, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

Governance

Board Oversight

At the board level, cybersecurity risk management has been delegated to Hidekazu Hamagishi, our Director and General Manager of Accounting Department, which oversees the Company’s risk management function. An IT senior management reports to Daisuke Takahashi, our CFO, and board members through the Company’s enterprise risk management process to provide updates on the Company’s cybersecurity risks, cybersecurity risk management, cyber incident response and respective developments within the organization.

Management Role

Our IT senior management is responsible for identifying and assessing cybersecurity risks under the supervision of our CFO on an ongoing basis, establishing processes designed to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation and remediation measures, and maintaining cybersecurity programs. Our cybersecurity programs are managed under the direction of IT senior management, and IT senior management monitors the prevention, detection, mitigation, and remediation of cybersecurity risks. IT senior management regularly updates board members on the Company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provides regular cybersecurity updates.

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
2.3

Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-41814), filed with the U.S. Securities and Exchange Commission on November 15, 2023)

4.1

English Translation of Form of Land Sales Contract (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.2

English Translation of Form of Construction Contract (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.3

English Translation of Form of General Intermediary Contract (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.4

English Translation of Form of Exclusive Intermediary Contract (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

8.1

Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

11.2

Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41814), filed with the U.S. Securities and Exchange Commission on November 15, 2023)

12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lead Real Estate Co., Ltd

	By:	/s/ Eiji Nagahara
Eiji Nagahara
President, Chief Executive Officer, and Representative Director
(Principal Executive Officer)

Date: October 31, 2024

LEAD REAL ESTATE CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

LEAD REAL ESTATE CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LEAD REAL ESTATE CO., LTD. (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

New York, New York

October 31, 2024

LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND 2023

(Japanese yen in thousands, except share data)

	June 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	¥1,300,684	¥786,373
Accounts receivable, net	22,859	6,613
Real estate inventory	9,267,825	10,390,231
Contract assets	236,499	436,021
Prepaid and other current assets	493,819	299,343
Total current assets	11,321,686	11,918,581
Property and equipment, net	5,449,101	3,302,912
Intangible asset, net	54,138	71,730
Investments in marketable securities	20,844	7,867
Right-of-use assets, operating lease, net	154,613	204,029
Investments	46,394	44,525
Other assets	170,588	186,478
Total assets	¥17,217,364	¥15,736,122
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	¥602,013	¥732,722
Current portion of notes payable	6,815,181	5,706,786
Contract liabilities	130,259	260,530
Current portion of operating lease liabilities	67,938	68,771
Accrued expenses and other current liabilities	356,856	355,164
Total current liabilities	7,972,247	7,123,973
Notes payable, net of current portion	4,598,151	5,437,668
Deferred tax liabilities, net	85,018	33,988
Operating lease liabilities, net of current portion	91,471	137,399
Other liabilities	233,109	240,030
Total liabilities	12,979,996	12,973,058
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 shares outstanding as of June 30, 2024, and 14,485,000 shares issued and 12,498,900 shares outstanding as of June 30, 2023 with no stated par value	1,206,765	344,145
Retained earnings	3,159,815	2,557,854
Treasury stock, at cost, 1,986,100 shares as of June 30, 2024 and June 30, 2023	(154,121)	(154,121)
Non-controlling interest	(7,558)	(6,769)
Accumulated translation gain	32,467	21,955
Total shareholders' equity	4,237,368	2,763,064
Total liabilities and shareholders' equity	¥17,217,364	¥15,736,122

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JUNE 30, 2024, 2023 AND 2022

(Japanese yen in thousands, except share and per share data)

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Revenue:
Real estate sales	¥18,487,074	¥17,098,308	¥14,478,498
Other revenue	463,609	316,940	208,516
Total revenue	18,950,683	17,415,248	14,687,014
Expenses:
Cost of sales - real estate	15,721,271	14,466,459	12,023,652
Cost of sales – other	279,806	191,544	72,220
Selling, general and administrative	2,051,040	1,817,970	1,704,042
Total expenses	18,052,117	16,475,973	13,799,914
Operating income	898,566	939,275	887,100
Other income (expense):
Interest expenses	(18,286)	(16,731)	(23,333)
Other, net	73,759	6,268	(25,596)
Total other income (expense), net	55,473	(10,463)	(48,929)
Income before income taxes	954,039	928,812	838,171
Income taxes	327,869	317,418	286,919
Net income	626,170	611,394	551,252
Net loss attributable to the noncontrolling interests	(789)	(524)	(370)
Net income attributable to common stockholders	626,959	611,918	551,622
Foreign currency translation gain	10,512	5,241	19,055
Total Comprehensive income	¥637,471	¥617,159	¥570,677
Earnings per share:
Basic	¥46.93	¥48.96	¥44.15
Diluted	¥46.93	¥48.96	¥44.15
Weighted average shares outstanding:
Basic	13,360,834	12,498,900	12,495,486
Diluted	13,360,834	12,498,900	12,495,486

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JUNE 30, 2024, 2023 AND 2022

(Japanese yen in thousands, except share data)

					Non
	Common Stock		Retained	Treasury	controlling	Translation	Total
	Shares	Amount	Earnings	Stock	interest	gain / (loss)	Equity
BALANCE—June 30, 2021	12,485,000	¥329,920	¥1,394,314	¥(155,200)	¥(5,875)	¥(2,341)	¥1,560,818
Net income	—	—	551,622	—	—	—	551,622
Sale of treasury stocks	13,900	14,225	—	1,079	—	—	15,304
Loss attributable to non-controlling interest	—	—	—	—	(370)	—	(370)
Translation gain	—	—	—	—	—	19,055	19,055
BALANCE—June 30, 2022	12,498,900	¥344,145	¥1,945,936	¥(154,121)	¥(6,245)	¥16,714	¥2,146,429
Net income	—	—	611,918	—	—	—	611,918
Loss attributable to non-controlling interest	—	—	—	—	(524)	—	(524)
Translation gain	—	—	—	—	—	5,241	5,241
BALANCE—June 30, 2023	12,498,900	¥344,145	¥2,557,854	¥(154,121)	¥(6,769)	¥21,955	¥2,763,064
Net income	—	—	626,959	—	—	—	626,959
Issuance of shares	1,143,000	862,620	—	—	—	—	862,620
Cash dividends declared (¥2 per share)	—	—	(24,998)	—	—	—	(24,998)
Loss attributable to non-controlling interest	—	—	—	—	(789)	—	(789)
Translation gain	—	—	—	—	—	10,512	10,512
BALANCE—June 30, 2024	13,641,900	¥1,206,765	¥3,159,815	¥(154,121)	¥(7,558)	¥32,467	¥4,237,368

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2024, 2023, AND 2022

(Japanese yen in thousands)

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Cash flows from operating activities:
Net income	¥626,170	¥611,394	¥551,252
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	102,713	82,865	43,359
Loss on disposal of assets	5,852	—	—
Non-cash finance lease expense	23,847	20,523	15,684
Investment revaluation loss	1,965	96	658
Deferred income taxes, net	50,993	3,334	(7,504)
Changes in assets and liabilities:
Accounts receivable, net	(16,246)	(3,302)	5,475
Real estate inventory	1,122,406	(1,569,350)	(3,011,597)
Contract assets	199,522	(178,305)	166,551
Prepaid and other current assets	(290,238)	47,429	71,708
Operating lease, net	2,655	(805)	(2,122)
Other assets	15,890	11,963	4,676
Accounts payable	(130,709)	50,699	(607,092)
Contract liabilities	(130,271)	4,552	63,716
Accrued expenses and other current liabilities, and other liabilities	(12,654)	(730)	106,958
Net cash provided by (used in) operating activities	1,571,895	(919,637)	(2,598,278)
Cash flows from investing activities:
Purchases of property and equipment	(2,221,499)	(1,250,451)	(203,983)
Purchases of intangible assets	(6,359)	(2,438)	(22,674)
Purchase of investments securities	(15,203)	(8,150)	(1,460)
Proceeds from sale of investments in marketable securities	—	5,000	11,984
Net cash used in investing activities	(2,243,061)	(1,256,039)	(216,133)
Cash flows from financing activities:
Proceeds from notes payable	15,014,801	14,580,822	13,173,313
Payments on notes payable	(14,745,923)	(11,944,327)	(10,420,378)
Payments on IPO costs	(229,046)	(63,702)	(32,060)
Proceeds from common stock issuance	1,187,428	—	—
Proceeds from sale of treasury stocks	—	—	15,304
Dividend payments	(24,998)	—	—
Repayments of principal portion of finance lease liability	(25,689)	(18,262)	(15,427)
Net cash provided by financing activities	1,176,573	2,554,531	2,720,752
Effect of exchange rate change on cash and cash equivalents	8,904	4,410	16,445
Net increase (decrease) in cash and cash equivalents	514,311	383,265	(77,214)
Cash and cash equivalents, beginning of year	786,373	403,108	480,322
Cash and cash equivalents, end of year	¥1,300,684	¥786,373	¥403,108
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥352,355	¥292,581	¥220,081
Income taxes	¥316,050	¥396,669	¥212,223
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥2,613	¥103,771	¥62,683

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

The consolidated financial statements of the Company include Lead Real Estate and the entities below:

Percentage of
	Date of Incorporation or	Place of	direct or indirect
Name	Acquisition	Incorporation	economic ownership
Subsidiaries
Lead Real Estate Global Co., Ltd (“LRE Dallas”)	September 2017	Texas	100% by Lead Real Estate
Real Vision Co., Ltd. (“Real Vision”)	July 2006	Japan	100% by Lead Real Estate
Lead Real Estate HK Co., Limited (“LRE HK”)	February 2014	Hong Kong	100% by Lead Real Estate
Consolidated VIEs
Lead Real Estate Cayman Limited (“LRE Cayman”)	August 2019	Cayman Islands	100% by CEO
Sojiya Japan K.K. (Sojiya Japan)	January 2020	Japan	50% by Lead Real Estate and 50% by CEO

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lead Real Estate, its wholly owned subsidiaries, and the Company’s consolidated variable interest entities (“VIEs”) as described in the Organization and Description of the Business above. All intercompany accounts and transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence, but not control, are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a VIE. If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investees, its obligation to absorb the expected losses of the investee, and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. See Note 11

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include revenue recognition and cost of sales.

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

Revenue from sales of real estate is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Revenue from the sale of land and buildings is recognized when title and possession are transferred to the customer. If the land and building are transferred to the customer in a lump-sum transaction, construction is performed on the Company's real estate and revenue is recognized when title and possession are transferred to the customer. If the land is transferred first, building takes place on the customer's property and revenue is recognized over time using milestone method.

The contract duration of construction projects is generally one to three years.

The remaining sources of revenue, deemed insignificant as a percentage of total revenue or operating profits, consist of leasing, property and building management, hotel, and other miscellaneous revenue streams.

Real Estate Sales

The Company’s primary source of revenue is the development and sale of luxury single-family homes and condominiums, including land, in its principal market, Japan. Transactions in this segment are conducted through two types of contracts, land sales contract (the “Land Sales Contract”) and construction contract (the “Construction Contract”), which demarcate two distinct performance obligations, delivering a land parcel and delivering the completed building, respectively. Those are considered two distinct performance obligations as the customer can benefit from both land and building on its own and the Company’s promise to transfer the land and building to the customer is separately identifiable from each other.

The Land Sales Contract outlines the terms and condition of the land sale, while the Construction Contract summarizes the terms of the construction which the Company is to perform for the customer. When entering into a new build-to-suit transaction, the Land Sales Contract and the Construction Contract are executed concurrently. Under the Land Sales Contract, the Company bills customers (i) upon the execution of the contract and (ii) when control of the land is transferred to the customer, and customers generally pay on the closing date. Under the Construction Contract, the Company bills customers (i) upon the execution of the contract and (ii) upon the transfer of a completed building to a buyer on the closing date, and customers generally pay within the same day of each billing. The Company records receivables under its Construction Contracts since construction development revenue is recognized over time based on the milestone method. The deposit made by the customer at the time of contract execution varies by contract and is generally either a fixed percentage of the aggregate sale price or a flat fee. Advances received are recorded under customer deposits.

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

When the transfer of a completed building to a buyer on the closing date is related to work as part of the Construction Contract the Company entered into with the buyer, construction development revenue is recognized over time based on the milestone method. The milestone method used for determining the timing of satisfaction of performance obligations is considered appropriate for performance obligations that the Company satisfies over time as the construction industry is highly developed in Japan and there is standardized process for constructions under regulation the government has on the main milestone of the whole construction process. In applying the milestones, the percentage of the revenue to be recognized when meeting each milestone is calculated using on the number of estimated days required to complete the milestone divided by the total estimated days to complete the  entire project, and the number of days expected to achieve each milestone is closely correlate to the construction costs. The measures of progress during this construction process include:

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

The Company recognizes real estate revenue at point of sale or based on milestone method depending on the key elements and nature of the contracts.

With the land title transferred to the buyer upon the closing of the Land Sales Contract, the Company’s construction of the building on the land both creates and enhances a customer-controlled asset and leads to the buyer receiving and benefiting from the Company’s performance obligation as the work under the Construction Contract is conducted. Based on the fact, recognizing revenue over time is considered appropriate. When the transfer of a completed building to a buyer on the closing date is related to sales of existing fully constructed single-family homes and condominiums the Company did not develop, non-development revenue is recognized at a point in time, upon the execution of the sales contract.

Revenue includes forfeited deposits, which occur when home sale or land sale contracts that include a nonrefundable deposit are cancelled.

Sales and broker commissions are incremental costs incurred to obtain a contract with a customer that would not have been incurred if the contract had not been obtained. Sales and broker commissions are expensed when incurred as amortization period would be one year or less. Advertising costs are costs to obtain a contract that would have been incurred regardless of whether the contract was obtained and are recognized as an expense when incurred. Sales and broker commissions and advertising costs are recorded within sales and marketing expenses presented in the Company’s consolidated statements of comprehensive income as selling expenses.

The Company issues a standard industry warranty against defects for period of 10 years for its single-family homes and condominiums. This assurance-type warranty against defects is not a performance obligation as it exists to protect customers from the risk of purchasing defective products and is not an additional service provided to the customer.

Disaggregation of Revenue by Type of Good or Service

Revenue is disaggregated among land sale and non-development, construction development, and other revenue. Land sales and non-development revenue includes (i) sales of land for single-family homes and condominiums and (ii) sales of already completed single-family homes and condominiums that the Company did not develop, where delivery is recorded, and subsequent revenue recognized, through a signed sales contract with the end buyer. Construction development revenue reflects revenue from the Company’s Construction Contracts for which the Company actually performs. The Company’s revenue, disaggregated by revenue stream for the fiscal years ended June 30, 2024, 2023, and 2022 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Land sale and non-development	¥17,110,619	¥15,730,839	¥12,517,549
Construction development	1,376,455	1,367,469	1,960,949
Real estate sales revenue	¥18,487,074	¥17,098,308	¥14,478,498

Other Revenue

The Company generates other revenue, which includes leasing income, property and building management income, and revenue from other miscellaneous sources. The primary components of revenue for the fiscal years ended June 30, 2023, 2022, and 2021 were as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Hotel	¥231,580	101,809	16,360
Lease	57,834	61,803	68,881
Commission	100,855	101,325	87,431
Property management	58,991	36,516	19,602
Other	14,349	15,487	16,242
Other revenue	¥463,609	¥316,940	¥208,516

Disaggregation of Revenue by Timing of Revenue Recognition

The Company recognizes revenue either at a point in time or over time depending on how performance obligations are satisfied. The Company’s revenue, disaggregated by timing of revenue recognition for the fiscal years ended June 30, 2024, 2023, and 2022 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Point in time	¥17,574,228	¥16,047,779	¥12,726,065
Over time	1,376,455	1,367,469	1,960,949
Total revenue	¥18,950,683	¥17,415,248	¥14,687,014

Foreign Operations

The Company’s reporting and functional currency is the Japanese yen. The functional currency of the Company’s wholly owned subsidiary, Real Vision, is the Japanese yen, whereas the functional currency of LRE Dallas and LRE Cayman is the United States dollar. The functional currency of LRE HK is the Hong Kong Dollar. The functional currency of the Company’s consolidated VIE, Sojiya Japan is the Japanese yen. Assets and liabilities are translated using the fiscal year end foreign exchange rate, and income and expenses are translated using the weighted average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of foreign subsidiaries, net of related income tax effects, are credited or charged directly to the foreign currency translation adjustment account, a component of accumulated other comprehensive gain (loss). The tax effects related to the foreign currency translation of financial statements of the consolidated subsidiaries and VIEs are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the fiscal year-end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gain (loss). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period. The effects of translation and remeasurement related to foreign currency transactions are recorded in the statements of comprehensive income.

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

No single customer accounted for 10% or more of the Company’s total revenue for the fiscal years ended June 30, 2024. One customer accounted for approximately 10% of the Company’s total revenue for the fiscal years ended June 30, 2023, and 2022. The Company’s accounts receivable had nil from this customer as of June 30, 2023 and 2022.

One contractor accounted for approximately 10% of the Company’s total cost of sales for the fiscal year ended June 30, 2024. No single contractor accounted for 10% or more of the Company’s total cost of sales for the fiscal years ended June 30, 2023 and 2022.

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

The Company primarily operates in Japan and the revenue is primarily generated in Japan, which is the only geographic reportable segment.

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

Accounts Receivable, Net

The Company’s accounts receivable consists primarily of receivables from general contractors and subcontractors, and receivables resulting from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected credit losses (i.e., doubtful accounts). The Company monitors the financial condition of its contractors and records provisions for estimated credit losses on receivables when it believes contractors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for expected credit losses is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts receivable. The allowance for expected credit losses related to accounts receivable was ¥1,200 thousand and ¥6,009 thousand at June 30, 2024 and 2023, respectively.

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

In accordance with ASC Topic 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting its review for indicators of impairment on a community level, management evaluates, among other things, the margins on homes that have been closed, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of communities based on the actual transaction prices of similar communities in the same area. The Company reviews the performance and outlook of its inventories for indicators of potential impairment on a annual basis. In addition to considering market and economic conditions, the Company assesses current sales absorption levels and recent sales’ profitability. The Company looks for instances where sale prices for a single-family home or condominium in backlog or potential sale prices for a future sold single-family home or condominium would be at a level that results in a negative gross margin. No such impairments were recognized in the fiscal years ended June 30, 2024, 2023 and 2022.

Contract Assets and Contract Liabilities

Contract assets represent the Company’s right to an amount of consideration in exchange for goods or services that the Company transferred to a customer when that right is conditional on something other than the passage of time.

Contract liabilities represent obligations to transfer goods or services to a customer for which the Company has received consideration, or for which an amount of consideration is due from the customer.

Capitalized Interest

Interest and other financing costs are capitalized as cost of inventory during community development and home construction activities, in accordance with ASC Topic 835, Interest and expensed in cost of sales as homes in the community are closed. To the extent the debt exceeds qualified assets, a portion of the interest incurred is expensed.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service, the asset will be used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no events or circumstances identified during the fiscal years ended June 30, 2024, 2023, and 2022 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment, intangible assets, and leasehold improvements during the fiscal years ended June 30, 2024, 2023, and 2022.

Investment at cost

The equity method is generally used to account for equity investments over which significant influence, but not majority equity interest or control, is exerted in an investee company. Generally, the accompanying shareholding is between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. The Company did not have any investment that would be accounted for under the equity method in the fiscal years ended June 30, 2024, 2023, and 2022.

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

The carrying amount of non-marketable securities is recorded at cost as fair value is not readily determinable. The investment at cost amount was ¥46,394 thousand and ¥44,525 thousand as of June 30, 2024 and 2023, respectively. The Company did not recognize any impairment or upward and downward adjustments resulting from observable price changes during these periods.

Warranty Reserve

Future direct warranty costs are accrued and charged to cost of sales in the period when the related home is closed. The Company provides a limited warranty for its single-family homes and condominiums for a period of 10 years. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective construction during such warranty period at no cost to the homebuyer. At the time a home is sold, the Company records an estimate of warranty expense based on historical warranty costs. An analysis of the warranty reserve is performed periodically to ensure the adequacy of the reserve. The warranty reserve was ¥32,746 thousand and ¥46,116 thousand as of June 30, 2024 and 2023, respectively, and was included in accrued expenses and other current liabilities on the consolidated balance sheets.

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

Selling and Commission Costs

Sales and broker commissions are expensed when incurred as amortization period would be one year or less in accordance with ASC 340-40-25-4. Sales and broker commissions were ¥67,723 thousand, ¥133,414 thousand, and ¥117,657 thousand recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2024, 2023, and 2022, respectively. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥25,812 thousand, ¥30,507 thousand, and ¥39,341 thousand recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2024, 2023, and 2022, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2024, 2023, and 2022.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. Income taxes paid also must be further disaggregated. This standard is effective for annual reporting periods beginning after December 15, 2024 for public business entities. Entities other than public business entities have an additional year to adopt it. Early adoption is permitted. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 201613”), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to accounts receivable. This standard is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. The adoption of this standard did not have a material effect on its financial position or results of operation.

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

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses. In addition, the standard enhances interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. This standard is effective for public entities fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

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

Real estate inventory consisted of the following as of June 30, 2024 and 2023 (in thousands):

	June 30,
	2024	2023
Real estate, including land	¥8,766,600	¥10,066,613
Construction in progress	501,225	323,618
Real estate inventory	¥9,267,825	¥10,390,231

Interest is capitalized and included within each inventory category above. Interest and financing costs incurred under the Company’s debt obligations, as more fully discussed in Note 7, are capitalized to qualifying real estate projects under development and homes under construction.

Certain notes payable are collateralized by certain inventories as disclosed under 8. NOTES PAYABLE.

4.CONTRACT ASSETS AND CONTRACT LIABILITIES

As of June 30, 2024, 2023 and 2022, the contract assets balance was ¥236,499 thousand, ¥436,021 thousand and ¥257,716 thousand, respectively.

Significant changes in the contract assets balances during the fiscal years ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
Beginning Balance	¥436,021	¥257,716
Reclassification of the beginning contract assets to receivables, as the result of rights to consideration becoming unconditional	(436,021)	(257,716)
Contract assets recognized, net of reclassification to receivables	236,499	436,021
Net change in contract assets	(199,522)	178,305
Ending Balance	236,499	436,021

As of June 30, 2024, 2023 and 2022 the contract liabilities balance was ¥130,259 thousand, ¥260,530 thousand and ¥255,978 thousand, respectively.

Significant changes in the contract liabilities balances during the fiscal years ended June 30, 2024 and 2023 are as follows:

	June 30,
	2024	2023
Beginning Balance	¥260,530	¥255,978
Reclassification of the beginning contract liabilities to revenue, as the result of performance obligations satisfied	(257,990)	(250,300)
Cash received in advance and not recognized as revenue	127,719	254,852
Net change in contract liabilities	(130,271)	4,552
Ending Balance	130,259	260,530

5.PROPERTY AND EQUIPMENT

As of June 30, 2024 and 2023, property and equipment consisted of the following (in thousands):

		June 30,
	Useful Life	2024	2023
	(years)
Land	Infinite	¥3,511,323	¥1,792,025
Property and Buildings	4-47	1,412,544	1,273,946
Machinery and Equipment	3-17	156,104	156,580
Tools, Furniture, and Fixtures	2-20	36,009	32,738
Finance lease right-of-use assets	2-7	160,393	130,635
Construction in progress		500,235	147,147
Less: Accumulated depreciation		(327,507)	(230,159)
Property and equipment, net		¥5,449,101	¥3,302,912

Land and property and buildings owned by the Company are utilized for the hotel operations in Tokyo and residential leasing in Tokyo and Dallas, Texas. Machinery and equipment are utilized for construction and development of real estate properties. Tools, furniture, and fixtures are utilized in the normal course of daily operations. Finance lease right-of-use assets primarily comprises of lease agreements for certain office equipment and vehicles.

The Company recorded depreciation expenses on property and equipment of ¥82,762 thousand, ¥63,216 thousand, and ¥29,677 thousand for the fiscal years ended June 30, 2024, 2023, and 2022, respectively. The Company records depreciation expense in cost of sales and selling, general, and administrative expenses on the consolidated statements of comprehensive income.

6.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of June 30, 2024 and 2023 (in thousands):

	June 30,
	2024	2023
Income taxes payable	¥169,035	¥190,453
Other deposits received	56,368	44,456
Accrued payroll expense	55,942	45,407
Warranty reserves	32,746	46,116
Short-term finance lease liabilities	23,172	19,983
Accrued vacation	6,320	3,442
Other current liabilities	13,273	5,307
Accrued expenses and other current liabilities	¥356,856	¥355,164

7.WARRANTY RESERVES

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

Changes to warranty reserves were as follows for the fiscal years ended June 30, 2024, 2023, and 2022 (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Warranty reserves, beginning of period	¥46,116	¥54,302	¥24,009
Provision (reversal) of warranty reserves	(13,217)	(3,506)	47,899
Warranty expenditures	(153)	(4,680)	(17,606)
Warranty reserves, end of period	¥32,746	¥46,116	¥54,302

8.NOTES PAYABLE

The Company’s short-term borrowings consist primarily of land loans collateralized on specific lots for real estate sales typically paid upon delivery of the lot. The Company’s long-term borrowings are used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial.

Notes payable consisted of the following as of June 30, 2024 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	1,984,440	1/15/2020 - 8/31/2042	2.602%	¥1,969,759
Lender 2	2,078,000	5/30/2022 - 4/6/2026	3.905%	1,809,000
Lender 3	1,186,000	12/27/2017 - 1/25/2045	1.952%	1,186,000
Lender 4	1,120,000	3/24/2023 - 3/24/2025	2.117%	905,272
Lender 5	866,000	4/28/2023 - 9/30/2026	2.750%	866,000
Other lenders	508,815	3/23/2016 - 4/30/2052	1.00 - 5.50%	4,677,301
Aggregate outstanding principal balances				11,413,332
Less: current portion and short - term notes payable				(6,815,181)
Long - term portion of notes payable				¥4,598,151

Notes payable consisted of the following as of June 30, 2023 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	1,832,821	1/15/2020 - 5/31/2057	2.637%	¥1,719,187
Lender 2	1,932,800	9/27/2018 - 6/4/2025	3.797%	1,632,000
Lender 3	977,000	1/30/2023 - 7/29/2023	2.700%	957,000
Lender 4	872,400	10/21/2022 - 4/30/2025	3.692%	872,400
Lender 5	874,800	7/7/2022 - 5/30/2025	1.713%	813,800
Other lenders	5,732,645	3/23/2016 - 4/30/2052	0.46 - 6.00%	5,150,067
Aggregate outstanding principal balances				11,144,454
Less: current portion and short - term notes payable				(5,706,786)
Long - term portion of notes payable				¥5,437,668

As of June 30, 2024, the annual aggregate maturities of notes payable during each of the next five years were as follows (in thousands):

Amount
2025	¥6,805,654
2026	773,685
2027	1,816,615
2028	130,976
2029	131,349
Thereafter	1,755,053
Total notes payable	¥11,413,332

The weighted average interest rates on short-term notes payable outstanding as of June 30, 2024 and 2023 were 3.03% and 2.92%, respectively.

As of June 30, 2024 and 2023, notes payable of ¥7,422,800 thousand and ¥8,713,641 thousand are collateralized by inventories of ¥8,702,861 thousand and ¥9,997,959 thousand.

Included in real estate inventory was capitalized interest of ¥247,072 thousand, ¥250,151 thousand, and ¥304,545 thousand for the fiscal years ended June 30, 2024, 2023,and 2022, respectively. Interest activity, including other financing costs for notes payable for the periods presented is as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Interest incurred	¥488,463	¥420,336	¥326,087
Less: Amounts capitalized	(470,177)	(403,605)	(302,754)
Interest expense	¥18,286	¥16,731	¥23,333

9.INCOME TAXES

The Company generates taxable income primarily in Japan. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in a statutory rate of approximately 30.6% for the fiscal years ended June 30,2024, 2023, and 2022.

The components of income tax expenses were as follows as of June 30,2024, 2023, and 2022 (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Current	¥276,876	¥314,084	¥294,423
Deferred	50,993	3,334	(7,504)
Total	¥327,869	¥317,418	¥286,919

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the fiscal years ended June 30, 2024, 2023, and 2022 is as follows:

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Statutory tax rate	30.6%	30.6%	30.6%
Permanent differences	(0.3)%	(2.5)%	(1.7)%
Prefecture, Local, and Enterprise Tax	3.5%	7.3%	7.1%
Tax credits	0.0%	(1.6)%	(1.3)%
Deductions and other adjustments	0.6%	0.4%	(0.5)%
Effective tax rate	34.4%	34.2%	34.2%

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The primary components of deferred tax assets and liabilities were as follows as of June 30, 2024 and 2023 (in thousands):

	June 30,
	2024	2023
Deferred tax assets:
Reserves and Allowances	¥49,545	¥61,842
Intangibles	11,331	11,331
Investments in securities	15,564	14,646
Asset retirement obligation	2,425	2,495
Accrued Commissions	20,737	40,852
Leases	767	944
Net Operating Loss	6,163	5,117
Others	16,537	17,036
Total deferred tax assets, gross	123,069	154,263
Less: valuation allowance	(5,186)	(4,572)
Total deferred tax assets, net	117,883	149,691
Deferred tax liabilities:
Inventories	169,761	150,082
Property and equipment	23,936	26,922
Prepaid Expenses	108	108
Intangible assets, including software	3,543	5,118
Leases	1,919	723
Others	3,634	726
Total deferred tax liabilities	202,901	183,679
Deferred tax liabilities, net	¥85,018	¥33,988

The Company recorded a net deferred tax liability of ¥85,018 thousand and ¥33,988 thousand as of June 30, 2024 and 2023, respectively. In valuing deferred tax assets, the Company uses judgment, considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, management has provided a full valuation allowance on deferred tax assets incurred for its subsidiaries in the amount of Y5,186 thousand and Y4,572 thousand as of June 30, 2024 and 2023, since it was determined that it was more likely than not that deferred tax assets would not be utilized in the foreseeable future. For Lead Real Estate Co., Ltd, there was no valuation allowance for deferred tax assets as of June 30, 2024 and 2023. Based on the level of historical taxable income and projections for the future taxable income over the periods in which the deferred tax assets become deductible, management believes all deferred tax assets at June 30, 2024 and 2023, are fully realizable.

Interest and penalties related to income tax matters are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2024, 2023, and 2022.

Changes to valuation allowance for deferred tax assets were as follows for the fiscal years ended June 30, 2024, 2023, and 2022 (in thousands):

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Valuation allowance, beginning of period	¥4,572	¥121	¥—
Net changes during the period	614	4,451	121
Valuation allowance, end of period	¥5,186	¥4,572	¥121

Out of total net operating loss of ¥27,602 thousand as of June 30, 2024, ¥3,807 thousand incurred in Japan will begin to expire in 2030 through 2034 and ¥23,795 thousand incurred in foreign jurisdictions have no expiration dates.

The Company is subject to taxation and files income tax returns in Japan and foreign jurisdictions. Tax years for the periods ended June 30, 2020 through June 30, 2024 for Japan jurisdiction and tax years for the periods ended June 30, 2022 through June 30, 2024 in major foreign jurisdictions remain subject to examination.

10.EQUITY

As of June 30, 2024 and 2023, the Company had 50,000,000 ordinary shares authorized (reflecting the effect of an increase in the number of authorized ordinary shares of the Company from 1,000,000 to 50,000,000 on August 31, 2021). Each holder of ordinary shares is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total ordinary shares outstanding was 13,641,900 and 12,498,900 as of June 30, 2024 and 2023, respectively.

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

11.VARIABLE INTEREST ENTITIES

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

Based on its analysis, the Company has consolidated LRE Cayman and Sojiya Japan in the fiscal years ended June 30, 2024, 2023, and 2022, along with the wholly - owned subsidiaries LRE Dallas, Real Vision and LRE HK. The Company has no unconsolidated VIE during these periods.

LRE Cayman and Sojiya Japan do not have substantial operations and their assets, liabilities and equity balances are immaterial.

12.FAIR VALUE DISCLOSURES

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

The Company utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents and investments in marketable securities in the accompanying consolidated balance sheets. The value of accounts payable and accrued expenses approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term debt approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2024 and 2023, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

The Company held investments in marketable securities of ¥20,844 thousand and ¥7,867 thousand as of June 30, 2024 and 2023, respectively. In the fiscal years ended June 30, 2024, 2023, and 2022, losses recognized on investments in marketable securities were as follows.

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Net losses recognized during the period on investments in marketable securities	¥1,965	¥96	¥658
Less: Net losses recognized during the period on investments in marketable securities sold during the period	—	—	—
Unrealized losses recognized during the reporting period on investments in marketable securities still held at the reporting date	¥1,965	¥96	¥658

13.RELATED PARTY TRANSACTIONS

On June 30, 2021, the Company borrowed ¥41,868 thousand from Mr. Eiji Nagahara, the Company’s chief executive officer, president, director, and representative director, with no interest rate. The Company repaid the debt in 2022 and there have been no other related party transactions since then.

14.COMMITMENTS AND CONTINGENCIES

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

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to “Note 8. Notes Payable” for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended June 30, 2024, 2023, and 2022.

The Company has land purchase contracts, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. The Company does not have title to the property, and obligations with respect to the land purchase contracts are generally limited to the forfeiture of the related nonrefundable cash deposits.

Lease Obligations

Operating Leases

The Company recognizes lease obligations and associated right-of-use assets for its existing non-cancelable leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company has non-cancelable operating leases primarily associated with its corporate and regional office facilities. Operating lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectations regarding the terms. Variable lease costs such as common area costs and property taxes are expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Right-of-use assets, as included in the consolidated balance sheets, were ¥154,613 thousand and ¥204,029 thousand as of June 30, 2024 and 2023, respectively. Lease obligations, as included in the consolidated balance sheets, were ¥159,409 thousand and ¥206,170 thousand as of June 30, 2024 and 2023, respectively.

On October 28, 2022, the Company entered into a sale and leaseback transaction of land and a building located in Tokyo, Japan for an aggregate sales price of ¥754,545 thousand, net of consumption tax. Under the transaction, the land and a building were sold and leased back for an initial term of four years. The aggregate annual rent payment for the property was approximately ¥27,815 thousand over the initial lease term. The property was qualified for a sale and leaseback and classified as an operating lease. The Company recorded revenue of ¥754,545 thousand, cost of sales of ¥598,374 thousand, and sales commission of ¥22,696 thousand under this sale and leaseback transaction. The related revenue, cost of sales, and sales commission were included in Real estate sales, Cost of sales – real estate, and Selling, general and administrative, respectively, in the Consolidated Statements of Comprehensive Income for the year ended June 30, 2023. To account for the leaseback, the Company included ¥87,311 thousand of the Right-of-use assets, operating lease, net, ¥25,615 thousand of current portion of lease obligation and ¥61,696 thousand of lease liabilities, net of current portion in the Consolidated Balance Sheet as of June 30, 2023.

Operating lease cost, as included in general and administrative expenses in the Company’s consolidated statements of comprehensive income, totaled ¥79,048 thousand, ¥64,710 thousand, and ¥42,742 thousand for the fiscal years ended June 30, 2024, 2023, and 2022, respectively. Cash paid for the amounts included in the measurement of lease liabilities for operating leases for the fiscal years ended June 30, 2024, 2023, and 2022 was ¥81,284 thousand, ¥66,946 thousand, and ¥47,189 thousand, respectively. As of June 30, 2024 and 2023, the weighted-average discount rate was 3% and the Company’s weighted-average remaining life was 2.4 and 3.2 years, respectively. The Company did not have any significant lease contracts that had not yet commenced as of June 30, 2024 and 2023.

The Company conducts its operations in leased facilities and recognizes rent expenses on a straight-line basis over the term of the lease. The Company entered into operating lease agreements for offices in Tokyo, Yokohama, and Sapporo, Japan. The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of June 30, 2024 and 2023:

	June 30,
	2024	2023
Right-of-use assets - non current	¥154,613	¥204,029
Total operating lease assets	¥154,613	¥204,029

Operating lease liabilities - current	¥67,938	¥68,771
Operating lease liabilities – long-term	91,471	137,399
Total operating lease liabilities	¥159,409	¥206,170

The table below shows the future minimum payments under non-cancelable operating leases at June 30, 2024 (in thousands):

Years Ending June 30,	Operating Leases
2025	¥70,941
2026	68,268
2027	24,863
2028	—
2029	—
Thereafter	—
Total	164,072
Less: lease amount representing interest	(4,663)
Present value of lease liabilities	¥159,409

15.SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the consolidated balance sheet date through October 31, 2024, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements.