Form 20-F
period 2025-06-30
LEAD REAL ESTATE CO., LTD
filed 2025-10-30
CIK 1888980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Eiji Nagahara, President, Chief Executive Officer, and Representative Director

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);
●	“ADSs” are to the American Depositary Shares of Lead Real Estate Co., Ltd, each of which represents one Ordinary Share (defined below);
●	“Lead Real Estate” are to Lead Real Estate Co., Ltd, a joint-stock corporation with limited liability organized under Japanese law;
●	“LRE Dallas” are to Lead Real Estate Global Co., Ltd., a Texas corporation, which is wholly owned by Lead Real Estate;
●	“LRE HK” are to Lead Real Estate HK Co. Limited, a private company limited by shares organized under Hong Kong law, which is wholly owned by Lead Real Estate;
●	“LRE Management” are to LRE Management Co., Ltd. (formerly known as Sojiya Japan Co., Ltd.), a joint-stock corporation with limited liability organized under Japanese law, which is wholly owned by Lead Real Estate;
●	“Ordinary Shares” are to the ordinary shares of Lead Real Estate;
●	“Real Vision” are to Real Vision Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law, which is wholly owned by Lead Real Estate; and
●	“we,” “us,” “our,” “our Company,” or the “Company” are to Lead Real Estate and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2025, 2024, and 2023. Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY144.1700 = $1.00, which was the foreign exchange rate on June 30, 2025 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on July 1, 2025. Historical and current exchange rate information may be found at https://www.federalreserve.gov/RELEASES/H10/hist/dat00_ja.htm, exchange rate of JPY160.88 = $1.00 which was the foreign exchange rate on June 28, 2024 (https://www.federalreserve.gov/RELEASES/H10/hist/dat00_ja.htm), and exchange rate of JPY144.47=$1.00, which was the foreign exchange rate on June 30, 2023 (https://www.federalreserve.gov/releases/h10/20230703/).

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

Historically, the revenue generated from our condominium development and sales has been uncertain and volatile. For the fiscal years ended June 30, 2025, 2024, and 2023, revenue generated from sales of our condominiums was JPY6,677,016 (approximately $46,313 thousand), JPY11,788,238 thousand (approximately $73,273 thousand), and JPY7,199,752 thousand (approximately $49,836 thousand), accounting for approximately 35%, 62%, and 41% of our total revenue, respectively. Because we sell the entire condominiums, we have a relatively small number of condominium projects per year but much higher average sale price per project, which may result in lumpy and uneven revenue during a period of time. If we fail to predict the revenue generated from sales of our condominiums in the future, or if such revenue continues to be uncertain and volatile, it could adversely impact our business, prospects, liquidity, financial condition, and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

Real estate development is capital intensive. To date, we have funded our land acquisitions for single-family home development primarily through short-term bank loans, typically with terms ranging from three to six months, and we have funded our land acquisitions for condominium development using long-term loans from local banks. As of June 30, 2025, we had approximately JPY5,000,212 thousand (approximately $34,683 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2025, we repaid JPY10,738,084 thousand (approximately $74,482 thousand) and renewed JPY10,814,500 thousand (approximately $75,012 thousand) of our short-term borrowings. As of June 30, 2024, we had approximately JPY4,923,796 thousand (approximately $30,605 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2024, we repaid JPY12,700,984 thousand (approximately $78,947 thousand) and renewed JPY12,531,641 thousand (approximately $77,894 thousand of our short-term borrowings. As of June 30, 2023, we had approximately JPY5,093,139 thousand (approximately $35,254 thousand) in short-term borrowings outstanding. During the fiscal year ended June 30, 2023, we repaid JPY10,293,315 thousand (approximately $71,249 thousand) and renewed JPY10,660,041 thousand (approximately $73,787 thousand) of our short-term borrowings. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

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

As of June 30, 2025, we had approximately JPY5,000,212 thousand (approximately $34,683 thousand) in short-term borrowings and JPY7,157,249 thousand (approximately $49,645 thousand) in long-term borrowings outstanding.

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

We launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums. See “Item 4. Information on The Company-B. Business Overview-Glocaly Platform” for more information. As of the date of this annual report, Glocaly has not generated revenue, though it functions as a sales promotion platform and has facilitated a growing number of client inquiries and property referrals. However, we cannot guarantee that Glocaly’s performance will remain stable as we continue to improve and upgrade the platform. Failure to properly maintain the platform could adversely impact our business, prospects, and results of operations.

In addition to functioning as a sales promotion platform, our Glocaly platform has the potential to expand into a multilingual and seamless transaction platform targeting both domestic and foreign buyers for transacting condominiums in Japan. Although all procedures in real estate transactions were previously not allowed to be conducted electronically in Japan, amendments to Japanese law allow electronic delivery of certain documents required for real estate transactions starting from May 2022. However, there can be no assurance that we can take advantage of the amendments in relation to our business using Glocaly platform.

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

Our hotel operations are subject to a number of business, financial, and operating risks inherent to the hospitality industry, including:

●	competition from hospitality providers in the localities where we operate our hotels;
●	relationships with business partners;
●	increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;
●	the ability of third-party Internet and other travel intermediaries who sell our hotel services to guests to attract and retain customers;
●	cyclical fluctuations and seasonal volatility in the hospitality industry;
●	changes in desirability of geographic regions of our hotels, changes in geographic concentration of our operations and customers, and shortages of desirable locations for development;
●	changes in the supply and demand for hotel services, including rooms, food and beverage, and other products and services;
●	changes in governmental policies (including in areas such as trade, travel, immigration, healthcare, and related issues); and
●	political instability, pandemics, geopolitical conflict, heightened travel security measures, and other factors that may affect travel.

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

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The recent administrations of the Japanese government have introduced policies to combat deflation and promote economic growth. The Bank of Japan’s monetary policy normalization, including the discontinuation of negative interest rates in 2024 and rate increases to 0.25%, creates ongoing economic uncertainty, may also adversely impact the Japanese economy, potentially impacting spending on real properties. Additionally, pandemics, natural disasters such as earthquakes and typhoons, and the current 10% consumption tax rate may adversely impact the Japanese economy and real property demand. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

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

Sales of a substantial amount of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 13,641,900 Ordinary Shares are issued and outstanding, 1,986,100 Ordinary Shares are issued as treasury shares, and 1,195,455 ADSs (representing 1,195,455 Ordinary Shares) are issued, outstanding, and freely tradeable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We were previously not in compliance with the continued listing requirements of Nasdaq but have since regained compliance. However, there can be no assurance that we will maintain compliance and any further non-compliance could result in delisting of the ADSs, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with the continued listing requirements and other rules of Nasdaq. On August 12, 2024, we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we were not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement as set forth in Nasdaq Listing Rule 5450(b)(1)(C) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), we were provided 180 calendar days, or until February 10, 2025, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). On February 12, 2025, we received a staff determination letter from the Listing Qualifications Department of Nasdaq, notifying us of the determination from the Nasdaq staff to delist our securities from the Nasdaq Global Market because the Company had not regained compliance with Nasdaq Listing Rule 5450(b)(1)(C). On March 17, 2025, we applied to transfer the ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. On March 25, 2025, our transfer to the Nasdaq Capital Market was approved, and effective March 27, 2025, the ADSs were transferred to the Nasdaq Capital Market. We have since regained compliance with the MVPHS requirement.

If we are unable to satisfy Nasdaq criteria for maintaining our listing in the future, the ADSs could be subject to delisting. If Nasdaq subsequently delists the ADSs from trading, we could face significant consequences, including:

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

A non-U.S. corporation such as us will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2024 taxable year. However, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

In January 2020, together with Mr. Nagahara, we established Sojiya Japan Co., Ltd., as a joint-stock corporation with limited liability in Japan, for the provision of cleaning services for our properties. Lead Real Estate and Mr. Nagahara each hold 50% of the equity interests in Sojiya Japan Co., Ltd. In November 2024, Mr. Nagahara transferred his shares in Sojiya Japan Co., Ltd. to Lead Real Estate. On July 1, 2025, Sojiya Japan Co., Ltd. changed its company name to LRE Management Co., Ltd.

In August 2019, Mr. Nagahara established LRE Cayman, as a company limited by shares under the laws of the Cayman Islands. Mr. Nagahara currently holds 100% of the equity interests in LRE Cayman.

Based on our analysis, we have concluded that LRE Cayman was our variable interest entity under Accounting Standards Codification 810-10-05-08A in the fiscal years ended June 30, 2025, 2024, and 2023. We have also concluded that LRE Management (formerly known as Sojiya Japan Co., Ltd.) was our variable interest entity until Mr. Nagahara transferred his 50% of the equity interests to Lead Real Estate in November 2024, after which LRE Management is a wholly owned subsidiary of Lead Real Estate. See our consolidated financial statements and related notes included elsewhere in this annual report.

On September 29, 2023, we closed our initial public offering (the “IPO”) of 1,143,000 ADSs at a price to the public of $7.00 per ADS. Each ADS represents one ordinary share of the Company. In connection with the IPO, the ADSs began trading on the Nasdaq Global Market under the symbol “LRE” on September 27, 2023.

On March 17, 2025, we applied to transfer the ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. On March 25, 2025, our transfer to the Nasdaq Capital Market was approved, and effective March 27, 2025, the ADSs were transferred to the Nasdaq Capital Market. The ADSs continue to trade under the symbol “LRE” and trading of the ADSs was unaffected by this change.

The following chart illustrates our corporate structure as of the date of this annual report.

*	Indicates less than 1%

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)	Represents an aggregate of 152,879 Ordinary Shares held by 17 shareholders of Lead Real Estate, each one of which holds less than 5% of our equity interests, as of the date of this annual report.
(2)	Mr. Nagahara holds 100% of the equity interests in LRE Cayman.

Corporate Information

Our headquarters are located at 6F, MFPR Shibuya Nanpeidai Building 16-11, Nampeidai-cho, Shibuya-ku, Tokyo, 150-0036, Japan, and our phone number is +81 3-5784-5127. Our website address is http://www.lead-real.co.jp/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Lead Real Estate Global Co., Ltd., located at 5900 Balcones Drive Suite 100 Austin, TX 78731.

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

We primarily generate revenue from developing and selling Single family homes, condominiums, and hotels. Since our inception in 2001, we have delivered approximately 1,300 single-family homes, 60 condominiums, and 8 hotels. The target customers of our single-family homes are wealthy family buyers who are looking for luxury single-family homes as their primary residence, while the target customers of our condominiums are institutional customers who look to purchase entire condominiums for investment purposes. We rely on real estate agencies to help identify land and development sites for acquisition and customers for our luxury residential properties and generally acquire land parcels from private landowners. We outsource the design work and construction for our luxury residential property projects to third-party design firms and construction companies, while coordinating and closely supervising the projects through our internal teams to maximize quality of the projects. In addition, we launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums.

We utilize a homebuilding model designed to minimize risks, in which we typically identify customers for our single-family homes before acquiring the land and commencing construction and build our condominiums in highly-marketable locations, resulting in an aggregate of only six cancelations during the fiscal years ended June 30, 2025, 2024, and 2023. When developing a single-family home or condominium, we typically deliver the land to the customer before starting the construction of the building and deliver the completed building to the customer up to one year for smaller projects and up to three years for larger projects after the land delivery, in order to quickly recover our payment for the land. The table below summarizes the units of land and building we delivered during the fiscal years ended June 30, 2025, 2024, and 2023.

	Fiscal Year Ended		Fiscal Year Ended		Fiscal Year Ended
	June 30, 2025		June 30, 2024		June 30, 2023
	Land	Building	Land	Building	Land	Building
	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries
Type	(Units)	(Units)	(Units)	(Units)	(Units)	(Units)
Single-family homes	70	24	71	41	88	39
Condominiums	20	5	33	4	17	1

To diversify our revenue streams and supplement our real estate sales, we have expanded into other businesses related to real estate since 2018. During the fiscal years ended June 30, 2025, 2024, and 2023, we operated 8, 6, and 6 hotels in Tokyo, respectively. During the fiscal years ended June 30, 2025, 2024, and 2023, we leased apartment units in 14, 16, and 19 apartment buildings to 37, 61, and 59 individual customers, respectively.

For the fiscal years ended June 30, 2025, 2024, and 2023, we had total revenue of JPY18,842,663 thousand (approximately $130,698 thousand), JPY18,950,683 thousand (approximately $117,794 thousand), and JPY17,415,248 thousand (approximately $120,546 thousand), respectively, and profit of JPY846,784 thousand (approximately $5,874 thousand), JPY626,959 thousand (approximately $3,897 thousand), and JPY611,918 thousand (approximately $4,236 thousand), respectively. Revenue generated from real estate sales accounted for approximately 97.2%, 97.6%, and 98.2% of our total revenue for the same fiscal years, respectively. Revenue derived from other sources accounted for approximately 2.8%, 2.4%, and 1.8% of our total revenue for the same fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Developer of luxury residential properties in prime locations across Tokyo, Kanagawa prefecture, and Sapporo

We are a real estate developer in Japan. Our revenue increased approximately 319% in the past 10 years. Since our establishment, we have strategically focused on the development of luxury residential properties, including single-family homes and condominiums, and gradually expanded our product and service offerings into hotel operations and residential leasing. We also launched our Glocaly platform in October 2021. Our business model covers the full cycle of luxury residential property development, from land acquisitions and design to construction and delivery.

The single-family homes and condominiums we develop are mainly located in central and southern Tokyo, which are considered prime locations across Tokyo and Kanagawa prefecture, and in Sapporo. We delivered an aggregate of 333 single-family homes and 80 condominiums in the three fiscal years ended June 30, 2025, and we had 23 single-family home projects and 7 condominium projects ongoing as of June 30, 2025. In addition to the prime locations of the properties we develop, we have been recognized for the quality and design of our products. Specifically, we received the Good Design Award for our Excellence Building Futako-Tamagawa issued by the Japan Institute of Design Promotion in 2020.

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

In addition, our “Lead Real” brand is widely recognized in Tokyo, Kanagawa prefecture, and Sapporo. We have developed approximately 1,300 luxury residential properties since our inception in 2001 and this achievement has helped us attract partners and build trust in our brand. In particular, Mr. Eiji Nagahara, our president, chief executive officer, and representative director, is highly respected in the Tokyo real estate development industry for the quality and design of our products. Leveraging Mr. Nagahara’s decades of goodwill and relationships built over his career, together with the strong brand awareness of our brand, we enjoy easy access to land parcels in our target areas.

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

Continue to develop and expand our hotel business

In addition to operating hotels under our brand ENT TERRACE, we plan to launch two new hotel brand series, the Jinryu Series and Global Premium Series, in December 2025 and April 2028, respectively. The Jinryu Series is inspired by Japanese mythology and is expected to be located mainly in Japanese traditional sites, such as Ise, Izumo, and Ikegami temples. The Global Premium Series is expected to be a collaboration with luxury brands, and we intend to incorporate luxury furniture inspired and designed by those brands.

In August 2025, we also started the operation of our “Master Lease Business” through LRE Management, which operates hotels, inns, and guest houses. The Master Lease Business mainly includes fixed term building lease agreements between owners of extended-stay type hotels and the Company. Specifically, after the purchase of a piece of land has been completed, the Company signs a fixed-term building lease reservation agreement and management reservation agreement with the new owner, pursuant to which the Company and the new owner will enter into a fixed term building lease agreement and management agreement upon completion of construction of the building. Under a fixed term building lease agreement and management agreement, the Company will agree to rent the hotel from the owner, operate the hotel business and property management, and generate revenue. In return, an agreed amount will be paid back to the owner in the form of rent by the Company.

Further expand our operations locally and overseas

We plan to continue expanding our hotel business both throughout Japan and overseas.

Our strategy for local growth focuses on expanding our hotel operations across Japan. Beyond Tokyo, Kanagawa prefecture, and Sapporo, we are targeting regions such as Mie and Shimane prefectures for further growth. Specifically, we launched a new hotel, Asakusabashi, in July 2025. These expansion plan will solidify our presence in Japan’s hospitality sector, allowing us to meet growing demand and broaden our market reach across the country.

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

Our Business Model

We currently generate revenue from the following principal sources:

●	Real Estate Sales. We develop and sell luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo.
●	Other Sources. We operate hotels in Tokyo and lease apartment building units to individual customers in Japan and Dallas, Texas.

The following tables presents our revenue for the fiscal years ended June 30, 2025, 2024, and 2023.

	Revenue (Japanese Yen in Thousands)
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
	June 30, 2025	June 30, 2024	June 30, 2023
Real Estate Sales	18,307,409	18,487,074	17,098,308
Other	535,254	463,609	316,940
Total	18,842,663	18,950,683	17,415,248

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

The following tables show the key operating results for our development and sales of single-family homes for the fiscal years ended June 30, 2025, 2024, and 2023, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2025	June 30, 2024	June 30, 2023
Number of projects at the beginning of the period	30	60	78
New orders added during the period	87	82	109
Delivered projects(1) during the period	94	112	127
Number of projects at the end of the period	23	30	60
Average sale price for delivered projects during the period (including land)	JPY122,682 thousand	JPY107,161 thousand	JPY131,495 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.

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

The entire process of a given condominium project, from land acquisitions to delivery of the completed project, typically takes up to three years.

In addition to the construction of new condominiums, our developments of condominiums also include renovation of existing condominiums, which we acquire from third parties, leveraging our design and architect capabilities.

The following table shows the key operating results for our development and sales of condominiums for the fiscal years ended June 30, 2025, 2024, and 2023, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2025 (2)	June 30, 2024	June 30, 2023
Number of projects at the beginning of the period	10	7	5
New orders added during the period	22	40	20
Delivered projects(1) during the period	25	37	18
Number of projects at the end of the period	7	10	7
Average sale price for delivered projects during the period (including land)	JPY373,196 thousand	JPY386,362 thousand	JPY483,654 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.
(2)	Including units of condominiums developed and sold by us.

Our Project Development Process

We have a systematic and standardized process of project development for our single-family homes and condominiums, which we implement through several well-defined phases as follows:

Opportunity Identification and Land Acquisition

The first stage of our development process involves the identification of new opportunities. We identify land and development sites for acquisition as well as customers through introduction by real estate agencies. We do not have any agreements with these real estate agencies that require them to continue to source land and development sites or customers to us on an advantageous basis or at all. Instead, we rely on the business relationships we have built over the years while working with these real estate agencies, many of which have cooperated with us for over 15 years. Since our inception in 2001, we have developed approximately 1,300 luxury residential properties in Tokyo, Kanagawa prefecture, and Sapporo, making us one of the few developers that have a proven track record of developing luxury residential properties in these areas. The wide recognition of our brand and Mr. Eiji Nagahara’s decades of good will and relationships built over his career also help us become a trusted partner of real estate agencies. See “—Our Competitive Strengths—Easy access to land parcels as a result of our long operating history and strong brand awareness.” As a result, real estate agencies that we work with proactively choose to source land parcels that are best suited to our preferences to us, and we are generally able to avoid excessive bidding pressures. During the fiscal years ended June 30, 2025, 2024, and 2023, 60, 60, and 60 real estate agencies introduced approximately 170, 170, and 150 land parcels and approximately 170, 170, and 150 customers to us, respectively. In identifying suitable land parcels, we consider various factors, including the supply and demand dynamics in local areas, preferences of our target individual and institutional customers, land prices, and proximity to downtown and convenient transportation.

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

We outsource our design work to reputable third-party design firms. Our internal project management team, with seven employees as of June 30, 2025, works closely with project managers as well as external designers and architects to ensure that our designs comply with Japanese laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create residential properties with high-quality design by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighborhood.

During the fiscal years ended June 30, 2025, 2024, and 2023, we cooperated with 15, 15, and 15 third-party design firms, respectively. In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed, and the price quoted. Our internal project management team monitors the progress and quality of the design firms to ensure that they meet our requirements.

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

During the fiscal years ended June 30, 2025, 2024, and 2023, we outsourced projects to 12, 12, and 13, construction companies, respectively. For the same fiscal years, payments to our single largest construction contractor accounted for 15%, 15%, and 15%, respectively, of our total payments under our construction contracts. For the same fiscal years, payments to our five largest construction contractors accounted for 80%, 80%, and 80%, respectively, of our total payments under our construction contracts.

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

Hotel Operations

We operate hotels under our brand, ENT TERRACE, in Tokyo. During the fiscal years ended June 30, 2025, 2024, and 2023, we operated eight, six, and six hotels, respectively. Our hotels are generally located near train stations and popular tourist attractions. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, recent occupancy levels, and seasonal occupancy fluctuations.

The table below summarizes information about our hotels as of the date of this annual report.

				Starting
				Room Rate
Name	Location	Year Opened	Maximum Capacity	(Per Night)
ENT TERRACE Komagome	Toshima Ward, Tokyo	August 2019	11	$288
ENT TERRACE Horikiri Shobuen	Katsushika Ward, Tokyo	March 2020	6	$77
ENT TERRACE Shinagawa Higashi-oi	Shinagawa Ward, Tokyo	October 2020	12	$62 per floor
ENT TERRACE Omori Sanno Kosher Hotel	Ota Ward, Tokyo	June 2021	7	$329
ENT TERRACE Asakusa	Taito Ward, Tokyo	October 2022	48	$400 per floor
ENT TERRACE Akihabara	Chiyoda Ward, Tokyo	February 2023	40	$350 per floor
ENT TERRACE Ginza	Chuo Ward, Tokyo	December 16, 2024	40	$600 per floor
ENT TERRACE Asakusabashi	Taito Ward, Tokyo	July 2025	33	$400 per floor

Residential Leasing

We lease apartment building units to individual customers both in Japan and in Dallas, Texas. During the fiscal years ended June 30, 2025, 2024, and 2023, we leased apartment units in 14, 16, and 19 apartment buildings to 37, 61, and 59 individual customers, respectively. The rent is typically between JPY43,000 (approximately $298) and JPY500,000 (approximately $3,468) and the lease terms usually range from 12 to 36 months. We also provide other services such as property brokerage, property management, and utilities services.

Glocaly Platform

We launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums. Our Glocaly platform is designed to engage customers of our condominiums globally with our condominiums as well as partnered condominiums for sales across Tokyo, Kanagawa prefecture, and Sapporo, with potentially localized portfolio in other countries/regions, such as the U.S. and Hong Kong. Glocaly leverages interactive media to attract sellers and customers and facilitate matching of them. Glocaly also connects to financing providers and other affiliated service providers, such as renovation, to make it more convenient for our customers. Our Glocaly platform currently functions as a sales promotion platform. The features of Glocaly include customized selections of condominiums, the electronic know your customer process, an interactive media portal, including videos and 360-degree views of condominiums, and artificial intelligence-powered translation in more than 100 languages, making Glocaly a platform that can be accessed by investors around the world.

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

Employees

We had 76, 70, and 62 full-time employees as of June 30, 2025, 2024, and 2023, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of June 30, 2025:

Function	Number
Management	7
Finance	5
Planning and development	18
Project construction management	7
Sales and marketing	21
Property management	10
Administrative and human resources	8
Total	76

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

In addition to our full-time employees, we had 2, 2, and 2, independent contractors as of June 30, 2025, 2024, and 2023, respectively. These independent contractors are primarily responsible for planning and development of our projects.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 4,243 square feet, with a lease term from December 2024 to November 2026 and a monthly rent of JPY2,623,720 (approximately $14,826). The lease agreement automatically renews for successive three-year terms, unless either party notifies the other party of its intention to the contrary in writing no later than six months before the expiration of the then current term. The lease will be automatically renewed in December 2026.

As of the date of this annual report, we own an aggregate of 4,101 square feet of buildings and land in Tokyo (other than inventories for our real estate development and sales).

We lease offices in Yokohama, Japan, from an independent third party with an area of approximately 1,293.5 square feet, with a lease term from September 1, 2024 to August 31, 2027 and a monthly rent of JPY518,519 (approximately $3,821).

We also leased offices in Sapporo, Japan, in April 2018 from an independent third party with an area of approximately 766 square feet and a monthly rent of JPY204,535 (approximately $1,418). The lease agreement is for a term of three years, and it automatically renews for successive one-year terms, unless we notify the landlord of our intention to the contrary in writing no later than three months before the expiration of the then current term or the landlord notifies us of its intention to the contrary in writing no later than six months before the expiration of the then current term.

We have also leased an office in Shinagawa-ku, Tokyo, Japan, from an independent third party. The office has an area of approximately 650 square feet. The lease term is from July 8, 2024, to July 7, 2026, with a monthly rent of JPY373,000 (approximately $2,588). The agreement automatically renews for successive two-year terms unless we notify the landlord of our intention to the contrary no later than three months before the expiration of the then current term or the landlord notifies us of its intention to the contrary no later than six months before the expiration of the then current term.

Furthermore, we leased an office in Setagaya-ku, Tokyo, Japan. The office has an area of approximately 1,251 square feet. The initial five-year lease term runs from December 23, 2021 to December 22, 2026, with a monthly rent of JPY 800,000 (approximately $5,549). The lease agreement automatically renews for successive three-year terms, unless either party notifies the other party of its intention to the contrary in writing no later than three months before the expiration of the then current term.

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

Sales and Brokerage of Real Estate

Our business involving property sales and brokerage of real estate transactions is subject to the Building Lots and Buildings Transaction Business Act. Under this law, any person who intends to engage in the business of the sale and purchase of facilities and building lots or the brokerage of sale and purchase or leasing thereof, referred to by this law as a real estate trader, must firstly obtain a license from the Minister of Land, Infrastructure, Transport, and Tourism or the relevant governor of the municipal government in Japan. The minister or the relevant governor may revoke such license or order the suspension of business for a period of up to one year if the real estate trader enters into a transaction that violates the Building Lots and Buildings Transaction Business Act or otherwise engages in substantially inappropriate conduct. This law also requires real estate traders to employ, or otherwise enlist the services of, a certain number of qualified and registered real estate transaction managers.

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

A.	Operating Results

(In thousands, except change % data)	Fiscal Years Ended June 30,
	2025 ($)	2025 (¥)	2024 (¥)	2023 (¥)
Revenue:
Real estate sales	126,985	18,307,409	18,487,074	17,098,308
Other revenue	3,713	535,254	463,609	316,940
Total revenue	130,698	18,842,663	18,950,683	17,415,248
Cost of revenue and operating expenses:
Cost of sales – real estate	102,357	14,756,750	15,721,271	14,466,459
Cost of sales – other	2,478	357,279	279,806	191,544
Selling, general and administrative expenses	15,632	2,253,653	2,051,040	1,817,970
Total cost of revenue and operating expenses	120,467	17,367,682	18,052,117	16,475,973
Operating income	10,231	1,474,981	898,566	939,275
Other income / (expense)	(249)	(35,881)	73,759	6,268
Interest expense	(309)	(44,544)	(18,286)	(16,731)
Total other income (expense)	(558)	(80,425)	55,473	(10,463)
Income before income taxes	9,673	1,394,556	954,039	928,812
Income taxes	3,803	548,331	327,869	317,418
Net income	5,870	846,225	626,170	611,394
Net loss attributable to the noncontrolling interests	(4)	(559)	(789)	(524)
Net income attributable to ordinary shareholders	5,874	846,784	626,959	611,918
Foreign currency translation gain (loss)	(83)	(11,905)	10,512	5,241
Total comprehensive income	5,791	834,879	637,471	617,159

Supplemental Disclosures	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
(In thousands, except change % data)	June 30, 2025	June 30, 2024	June 30, 2023
Gross margin %	19.8%	15.6%	15.8%
Operating Profit %	7.8%	4.7%	5.4%
Single-family home land deliveries – Units	70	71	88
Single-family home land deliveries – Average Sale price (¥ in Thousands)	89,108	76,841	97,352
Single-family home building deliveries – Units	24	41	39
Single-family home building deliveries – Average Sale price (¥ in Thousands)	33,574	30,320	34,142
Condominium land deliveries – Units	20	33	17
Condominium land deliveries – Average Sale price (¥ in Thousands)	320,736	353,179	421,402
Condominium building deliveries – Units	5	4	1
Condominium building deliveries – Average Sale price (¥ in Thousands)	52,460	33,335	35,915
Hotel land deliveries – Units	4	—	—
Hotel land deliveries – Average Sale price (¥ in Thousands)	1,126,984	—	—
Hotel building deliveries – Units	1	—	—
Hotel building deliveries – Average Sale price (¥ in Thousands)	79,120	—	—

Revenue

Revenue from real estate sales decreased by 1.0% to JPY18,307,409 thousand (approximately $126,985 thousand) in the fiscal year ended June 30, 2025 from JPY18,487,074 (approximately $114,912 thousand) in the fiscal year ended June 30, 2024, primarily driven by the following factors:

●	70 units of land deliveries for single-family home in the fiscal year ended June 30, 2025, down from 71 units delivered in the prior fiscal year because the Company focused on condominium development rather than single-family home. Average sale price increased by 16.0% year-over-year to JPY89,108 thousand (approximately $618 thousand) mainly because the sales were in areas with high sales prices.
●	24 units of single-family home building deliveries in the fiscal year ended June 30, 2025, down from 41 units delivered in the prior fiscal year. Average sale price increased by 10.7% year-over-year to JPY33,574 thousand (approximately $233 thousand) because the single-family homes were in the areas with high market value.
●	17 units of land deliveries for condominiums in the fiscal year ended June 30, 2025, down from 33 units delivered in the prior fiscal year. Average sale price decreased by 9.2% year-over-year to JPY320,736 thousand (approximately $2,225 thousand) because the number of units sold with high price increased.
●	5 units of condominium building deliveries in the fiscal year ended June 30, 2025, up from 4 units delivered in the prior fiscal year. Average sale price increased by 57.4% year-over-year to JPY52,460 thousand (approximately $364 thousand) because the number of units sold with high price increased.
●	5 units of hotel was delivered in the fiscal year ended June 30, 2025. Average sale price was JPY1,206,104 thousand (approximately $8,366 thousand).

Revenue from real estate sales increased by 8.1% to JPY18,487,074 thousand (approximately $114,912 thousand) in the fiscal year ended June 30, 2024 from JPY17,098,308 (approximately $118,352 thousand) in the fiscal year ended June 30, 2023, primarily driven by the following factors:

●	71 units of land deliveries for single-family home in the fiscal year ended June 30, 2024, down from 88 units delivered in the prior fiscal year because the Company focused on condominium development rather than single-family home. Average sale price decreased by 21.1% year-over-year to JPY76,841 thousand (approximately $478 thousands) mainly because the sales were in areas with low sales prices.
●	41 units of single-family home building deliveries in the fiscal year ended June 30, 2024, up from 39 units delivered in the prior fiscal year. Average sale price decreased by 11.2% year-over-year to JPY30,320 thousand (approximately $188 thousand) because the single-family homes were in the areas with low market value.
●	33 units of land deliveries for condominiums in the fiscal year ended June 30, 2024, up from 17 units delivered in the prior fiscal year. Average sale price decreased by 16.2% year-over-year to JPY353,179 thousand (approximately $2,195 thousand) because the number of units sold with low price increased.
●	4 units of condominium building deliveries in the fiscal year ended June 30, 2024, up from 1 unit delivered in the prior fiscal year. Average sale price decreased by 7.2% year-over-year to JPY33,335 thousand (approximately $207 thousand) because the number of units of condominiums with low price increased.

Other revenue increased by 15.5% to JPY535,254 thousand (approximately $3,713 thousand) in the fiscal year ended June 30, 2025 from JPY463,609 thousand (approximately $2,882 thousand) in the fiscal year ended June 30, 2024. This growth was primarily driven by the opening of new hotels and an increase in average daily rates during the fiscal year ended June 30, 2025.

Other revenue increased by 46.3% to JPY463,609 thousand (approximately $2,882 thousand) in the fiscal year ended June 30, 2024 from JPY316,940 thousand (approximately $2,194 thousand) in the fiscal year ended June 30, 2023. This growth was primarily driven by two hotels, which opened during the fiscal year ended June 30, 2023 and were in full operation for the full year throughout the fiscal year ended June 30, 2024.

Cost of Revenue and Gross Margin

Cost of revenue primarily includes the lot purchase costs and demolition costs associated with each lot, construction costs of each home, capitalized interest, building permits and other local municipality related costs, internal and external realtor commissions, and warranty costs (both incurred and estimated to be incurred)

Cost of revenue for real estate sales decreased by 6.1% to JPY14,756,750 thousand (approximately $102,357 thousand) in the fiscal year ended June 30, 2025, from JPY15,721,271 thousand (approximately $97,720 thousand) in the fiscal year ended June 30, 2024, primarily due to selling of properties with low cost of revenue.

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

Gross margin slightly increased to 19.8% in the fiscal year ended June 30, 2025, compared to 15.6% in the fiscal year ended June 30, 2024, primarily driven by sales of high-yield hotels.

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

Selling, general, and administrative expenses were JPY2,253,653 thousand (approximately $15,632 thousand) in the fiscal year ended June 30, 2025, compared to JPY2,051,040 thousand (approximately $12,749 thousand) for the fiscal year ended June 30, 2024. As a percentage of revenue, these expenses increased to 12.0% in the fiscal year ended June 30, 2025, from 10.8% in the fiscal year ended June 30, 2024, primarily due to increased sales commission and advisory fees.

Selling, general, and administrative expenses were JPY2,051,040 thousand (approximately $12,749 thousand) in the fiscal year ended June 30, 2024, compared to JPY1,817,970 thousand (approximately $12,584 thousand) for the fiscal year ended June 30, 2023. As a percentage of revenue, these expenses increased to 10.8% in the fiscal year ended June 30, 2024, from 10.4% in the fiscal year ended June 30, 2023, due to a decrease in IPO related expenses.

Operating Margin

As a result of the foregoing, operating income increased by 64.1 % year-over-year to JPY1,474,981 thousand (approximately $10,231 thousand) in the fiscal year ended June 30, 2025 from JPY898,566 thousand (approximately $5,585 thousand) in the prior fiscal year, and operating profit margin increased to 7.8%, from 4.7% in the prior fiscal year.

Operating income decreased by 4.3 % year-over-year to JPY898,566 thousand (approximately $5,585 thousand) in the fiscal year ended June 30, 2024 from JPY939,275 thousand (approximately $6,502 thousand) in the prior fiscal year, and operating profit margin decreased to 4.7%, from 5.4% in the prior fiscal year.

Interest Expenses

Interest expenses increased to JPY44,544 thousand (approximately $309 thousand) in the fiscal year ended June 30, 2025 from JPY18,286 thousand (approximately $114 thousand) in the fiscal year ended June 30, 2024, resulting from the increase in loan balance as well as the increase in the interest rates.

Interest expenses increased to JPY18,286 thousand (approximately $114 thousand) in the fiscal year ended June 30, 2024 from JPY16,731 thousand (approximately $116 thousand) in the fiscal year ended June 30, 2023, reflecting a gradual increase in interest rates.

Other Income, net

Other expense was JPY35,881 thousand (approximately $249 thousand) in the fiscal year ended June 30, 2025 compared to other income of JPY73,759 thousand (approximately $458 thousand) in the fiscal year ended June 30, 2024, primarily due to impairment loss on equity securities without readily determinable fair values of JPY23,509 thousand recorded only in the fiscal year ended June 30, 2025 and cancellation penalty income of JPY63,150 thousand recorded only in the fiscal year ended June 30, 2024.

Other income was JPY73,759 thousand (approximately $458 thousand) in the fiscal year ended June 30, 2024 compared to other income of JPY6,268 thousand (approximately $43 thousand) in the fiscal year ended June 30, 2023, primarily due to the cancellation penalty income.

Provision for Income Taxes

For the fiscal years ended June 30, 2025, 2024, and 2023, we had a tax provision of JPY548,331 thousand ($3,803 thousand), JPY327,869 thousand ($2,037 thousand), and JPY317,418 thousand (approximately $2,197 thousand), respectively, which resulted in an overall effective income tax rate of 39.3%, 34.4%, and 34.2%, respectively. The overall effective income tax rate was higher in fiscal year 2025 compared to fiscal year 2024, primarily reflecting the impact of more unfavorable permanent differences and more prefecture, local, and enterprise taxes. The overall effective income tax rate was higher in fiscal year 2024 compared to fiscal year 2023, primarily reflecting the impact of deductions and other adjustments.

Profit (Loss)

As a result of the foregoing, our net income attributable to ordinary shareholders increased by 35.1% to JPY846,784 thousand (approximately $5,874 thousand) in the fiscal year ended June 30, 2025 from JPY626,959 thousand (approximately $3,897 thousand) in the fiscal year ended June 30, 2024, and our net income attributable to ordinary shareholders increased by 2.5% to JPY626,959 thousand (approximately $3,897 thousand) in the fiscal year ended June 30, 2024 from JPY611,918 thousand (approximately $4,236 thousand) in the fiscal year ended June 30, 2023.

B.	Liquidity and Capital Resources

We believe we have a prudent strategy for company-wide cash management, including controls related to cash outflows for lot purchases and general contractor and subcontractor management as well as access to short-term borrowings and shortened cash conversion cycles related to our land delivery strategy.

As of June 30, 2025, we had JPY2,656,860 thousand (approximately $18,429 thousand) in cash and deposits.

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

Cash Flows

The following table summarizes our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Cash flows from operating activities:
Net income	¥846,225	¥626,170	¥611,394
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	110,448	102,713	82,865
Loss on disposal of assets	320	5,852	—
Gain on sales of assets	(1,000)	—	—
Impairment loss on property and equipment	14,741	—	—
Impairment loss on real estate inventories	6,013	—	—
Non-cash finance lease expense	28,503	23,847	20,523
Investment revaluation (gain) loss	(4,459)	1,965	96
Impairment loss on equity securities without readily determinable fair values	23,509	—	—
Deferred income taxes, net	4,418	50,993	3,334
Changes in assets and liabilities:
Accounts receivable, net	(15,664)	(16,246)	(3,302)
Real estate inventory	1,204,545	1,122,406	(1,569,350)
Contract assets	95,081	199,522	(178,305)
Prepaid and other current assets	112,238	(290,238)	47,429
Operating lease, net	(2,307)	2,655	(805)
Other assets	(156,158)	15,890	11,963
Accounts payable	433,699	(130,709)	50,699
Contract liabilities	207,224	(130,271)	4,552
Accrued expenses and other current liabilities	405,722	(12,654)	(730)
Net cash provided by (used in) operating activities	3,313,098	1,571,895	(919,637)
Cash flows from investing activities:
Purchases of property and equipment	(2,521,787)	(2,221,499)	(1,250,451)
Proceeds from sale of property and equipment	3,182	—	—
Purchases of intangible assets	(2,351)	(6,359)	(2,438)
Purchase of investments and investments in marketable securities	(100,841)	(15,203)	(8,150)
Proceeds from sale of investments in marketable securities	—	—	5,000
Net cash used in investing activities	(2,621,797)	(2,243,061)	(1,256,039)
Cash flows from financing activities:
Proceeds from notes payable	14,734,600	15,014,801	14,580,822
Payments on notes payable	(13,969,871)	(14,745,923)	(11,944,327)
Payments on IPO costs	—	(229,046)	(63,702)
Proceeds from common stock issuance	—	1,187,428	—
Dividend payments	(40,926)	(24,998)	—
Purchases of noncontrolling interest	(49)	—	—
Repayments of principal portion of finance lease liability	(27,999)	(25,689)	(18,262)
Net cash provided by financing activities	695,755	1,176,573	2,554,531
Effect of exchange rate change on cash and cash equivalents	(30,880)	8,904	4,410
Net increase in cash and cash equivalents	1,356,176	514,311	383,265
Cash and cash equivalents, beginning of year	1,300,684	786,373	403,108
Cash and cash equivalents, end of year	¥2,656,860	¥1,300,684	¥786,373
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥44,544	¥352,355	¥292,581
Income taxes	¥309,482	¥316,050	¥396,669
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥747,616	¥2,613	¥103,771
Finance lease right - of - use assets obtained in exchange for finance lease liabilities	¥38,066	¥38,673	¥50,685

Operating Activities

Net cash provided by operating activities was JPY3,313,098 thousand (approximately $22,980 thousand) for the fiscal year ended June 30, 2025, compared to JPY1,571,895 thousand (approximately $9,771 thousand) of net cash used during the fiscal year ended June 30, 2024. The increase in net cash provided by operating activities was primarily attributable to the increase in net income, the decrease in real estate inventory and prepaid and other current assets, and the increase in accounts payable, contract liabilities and accrued expenses and other current liabilities compared to the prior year.

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

Investing Activities

Net cash used in investing activities was JPY2,621,797 thousand (approximately $18,185 thousand) for the fiscal year ended June 30, 2025, compared to JPY2,243,061 thousand (approximately $13,942 thousand) for the fiscal year ended June 30, 2024. The increase in net cash used in investing activities was primarily attributable to more purchases of property and equipment and investments compared to the prior year.

Net cash used in investing activities was JPY2,243,061 thousand (approximately $13,942 thousand) for the fiscal year ended June 30, 2024, compared to JPY1,256,039 thousand (approximately $8,694 thousand) for the fiscal year ended June 30, 2023. The increase in net cash used in investing activities was primarily attributable to the reason that we acquired additional tools and equipment to support increased construction projects of hotels the Company operates compared to the prior year.

Financing Activities

Net cash provided by financing activities was JPY695,755 thousand (approximately $4,826) for the fiscal year ended June 30, 2025, compared to JPY1,176,573 thousand (approximately $7,313) for the fiscal year ended June 30, 2024. The decrease in net cash provided by financing activities was primarily attributable to the fact that there were proceeds from common stock issuance of JPY1,187,428 thousand (approximately $7,381) in the fiscal year ended June 30, 2024, which was partially offset by IPO related costs of JPY229,046 thousand (approximately $1,424) in the fiscal year ended June 30, 2024 and increased net borrowing by JPY495,851 thousand (approximately $3,439) in the fiscal year ended June 30, 2025 compared to June 30, 2024.

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

Credit Facilities

As of June 30, 2025 and 2024, we had total short-term land loans of JPY 5,163,212 thousand (approximately $35,813 thousand) and JPY4,678,641 thousand (approximately $31,614 thousand) respectively with various lenders. These borrowings are collateralized by the land parcels we buy and in turn sell to the ultimate customers. The maturities on these short-term land loans were up to 12 months with a cost of capital ranging from 1.3% to 5.5% annually.

Our long-term borrowings, excluding the current portion, as of June 30, 2025 and 2024, consisted of aggregate principal balances of JPY4,557,855 thousand (approximately $31,614 thousand) and JPY4,598,151 thousand (approximately $28,581 thousand), respectively, at a cost of capital ranging from 1.0% to 5.5% annually.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025 and 2024.

Contractual Obligations

Scheduled contractual obligations required for the five years following June 30, 2025 and thereafter are as follows:

(in thousands of ¥)	Payments Due by Period Subsequent to June 30, 2025
	2026	2027	2028	2029	2030	Thereafter	Total
Short Term Land Borrowings	5,000,212	—	—	—	—	—	5,000,212
Long-term debt, including current portion	2,599,394	1,376,358	1,298,659	74,487	70,664	1,737,687	7,157,249
Interest on long-term debt	168,958	103,602	78,137	74,416	61,225	399,375	885,713
Operating lease obligations	221,836	178,199	142,119	53,866	52,145	259,091	907,256
Finance lease obligations	30,694	27,591	19,196	11,355	3,162	246	92,244
Total	8,021,094	1,685,750	1,538,111	214,124	187,196	2,396,399	14,042,674

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2024 to June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Our Business Environment and Current Outlook

During the fiscal years ended June 30, 2025, 2024, and 2023, we continued to experience strong demand for our real properties. We believe the strong demand for new real properties was due to a number of factors, including a supply-demand imbalance resulting from over a decade of underproduction of new real properties, low mortgage rates, a tight supply of resale real properties, favorable demographics, and a renewed appreciation for the importance of homes. Additionally, the weak yen and the stable Tokyo real estate market attracted increased interest from foreign investors. We believe many of these factors will continue to support demand in the foreseeable future.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Eiji Nagahara	57	President, Chief Executive Officer, and Representative Director
Daisuke Takahashi	49	Chief Financial Officer
Hidekazu Hamagishi	46	Director and General Manager of Accounting Department
Kenichi Homma	54	Director and General Manager of the Yokohama Supervisory Branch
Akiya Ueki	69	Director and Audit and Supervisory Committee Member
Hiroyuki Saito	58	Independent Director and Audit and Supervisory Committee Member
Ryoma Iida	39	Independent Director and Audit and Supervisory Committee Member

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

For the fiscal year ended June 30, 2025, we paid an aggregate of JPY93,040 (approximately $645 thousand) as compensation to our executive officers and directors and we set aside or accrued JPY139,455 (approximately $967 thousand) to provide pension, retirement, or other similar benefits to our directors and executive officers.

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

In addition to our audit and supervisory committee, we must appoint accounting auditors (kaikei kansa-nin) from independent certified public accountants or an independent audit firm in Japan. The accounting auditors have the statutory duties of examining the financial statements to be submitted to the shareholders by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant directors and the audit and supervisory committee. The accounting auditors also audit the financial statements to be included in the securities reports that, if required, will be filed with the relevant local finance bureau of the Ministry of Finance. We have appointed Ginga Audit Corporation as our accounting auditor.

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

During the fiscal year ended June 30, 2025 and up to the date of this annual report, we have not engaged in any material related party transactions.

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

Dividend Policy

On September 29, 2023, we paid an aggregate of JPY24,997,800 (approximately $173,031) as cash dividends to shareholders as of June 30, 2023. On September 30, 2024, we paid an aggregate of JPY40,925,700 (approximately $254,386) as cash dividends to shareholders of record as of June 30, 2024 (Japan Standard Time), with an American depositary receipt record date of June 28, 2024 (Eastern Time). On September 30, 2025, we paid an aggregate of JPY136,419,000 (approximately $946,237) as cash dividends to shareholders of record as of June 30, 2025 (Japan Standard Time), with an American depositary receipt record date of June 30, 2025 (Eastern Time). Since our inception and as of the date of this annual report, we have not declared or paid cash dividends on our Ordinary Shares other than as described herein.

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

Subject to the terms of the deposit agreement for the ADSs, holders of the ADSs will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax or any other taxes or other governmental charges applicable to, such dividends. The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in Japanese yen.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

The ADSs are listed on the Nasdaq Capital Market under the symbol “LRE.” Holders of the ADSs should obtain current market quotations for their ADSs.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs are listed on the Nasdaq Capital Market under the symbol “LRE.” Holders of the ADSs should obtain current market quotations for their ADSs.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2024 taxable year. However, it is possible that for our 2025 taxable year or for any subsequent year more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC. The ADSs began trading on the Nasdaq Global Market on September 27, 2024 under the symbol “LRE.” On March 27, 2025, the ADSs were transferred to the Nasdaq Capital Market.

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

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-266762), which was declared effective by the SEC on September 26, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,143,000 ADSs at a price to the public of $7.00 per ADS. On September 27, 2023, the ADSs began trading on the Nasdaq Global Market under the ticker symbol “LRE.” EF Hutton, division of Benchmark Investments, LLC, and Boustead Securities, LLC acted as the joint book-running managers for the Company’s offering. On September 29, 2023, the Company announced the closing of its offering. The Company received aggregate gross proceeds of $8,001,000 from its offering, before deducting underwriting discounts and other related expenses. The Company received aggregate net proceeds of US$7,156,420 from its offering, after deducting underwriting discounts and other related expenses. As of June 30, 2025, the Company had used all of the proceeds from the offering as follows: approximately 60% for domestic business expansion, including expanding our condominium development and sales in Japan; approximately 10% for the development of our Glocaly platform, including sales and marketing, feature development, and server maintenance costs; and approximately 30% for general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.

As of June 30, 2025, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified are mainly as follows:

1.	We are still in the process of designing entity level controls, including deploying internal regulations or rules in relation to areas such as accounting evaluation of internal control over financial reporting, enterprise risk management, and budget controls.
2.	We are in the process of developing sufficient internal controls over financial reporting, including IT general controls, and maintaining working papers with sufficient evidence in a timely manner.

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

As required by Rule 15d-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f), as of June 30, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of June 30, 2025.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

We concluded material weaknesses in internal control over financial reporting based on the facts as follows:

1.	We are still in the process of designing entity level controls, including deploying Internal regulations or rules in relation to areas such as accounting, evaluation of internal control over financial reporting, enterprise risk management, and budget controls.
2.	We are in the process of developing sufficient internal controls over financial reporting, including IT general controls, and maintaining working papers with sufficient evidence in a timely manner.

Due to the foregoing material weaknesses, management concluded that as of June 30, 2025, our internal control over financial reporting was ineffective.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2026, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2025	2024
Audit fees (1)	$400,000	$947,600
Audit-Related fees	—	—
Tax fees	—	—
All other fees	$17,000	30,000
Total	$417,000	$977,600

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by BF Borgers CPA PC, our former independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
	2025	2024
Audit fees(1)	$—	$753,500
Audit-Related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$—	$753,500
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

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

In the fiscal year ended June 30, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

4.5*	English translation of the Absorption-type Company Split Agreement between Lead Real Estate Co., Ltd. and Sojiya Japan Co., Ltd. dated May 16, 2025
8.1*	Subsidiaries of the Registrant
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
97.1

Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41814), filed with the U.S. Securities and Exchange Commission on October 31, 2024)

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

Date: October 30, 2025

LEAD REAL ESTATE CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

LEAD REAL ESTATE CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LEAD REAL ESTATE CO., LTD. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Restatement of Financial Statements

As discussed in Note 14 to the financial statements, the Company has restated its 2023 and 2022 financial statements to correct errors. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

October 30, 2025

LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND 2024

(Japanese yen in thousands, except share data)

	June 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	¥2,656,860	¥1,300,684
Accounts receivable, net	38,523	22,859
Real estate inventory	10,134,739	9,267,825
Contract assets	141,418	236,499
Prepaid and other current assets	381,581	493,819
Total current assets	13,353,121	11,321,686
Property and equipment, net	5,796,381	5,449,101
Intangible asset, net	35,396	54,138
Investments in marketable securities	25,303	20,844
Right-of-use assets, operating lease, net	820,786	154,613
Investments	122,101	46,394
Other assets	326,746	170,588
Total assets	¥20,479,834	¥17,217,364
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,035,712	¥602,013
Current portion of notes payable	7,599,606	6,815,181
Contract liabilities	337,483	130,259
Current portion of operating lease liabilities	201,313	67,938
Accrued expenses and other current liabilities	764,920	356,856
Total current liabilities	9,939,034	7,972,247
Notes payable, net of current portion	4,557,855	4,598,151
Deferred tax liabilities, net	89,638	85,018
Operating lease liabilities, net of current portion	621,962	91,471
Other liabilities	240,632	233,109
Total liabilities	15,449,121	12,979,996
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 shares outstanding as of June 30, 2025 and 2024 with no stated par value	1,207,055	1,206,765
Retained earnings	3,965,673	3,159,815
Treasury stock, at cost, 1,986,100 shares as of June 30, 2025 and 2024	(154,121)	(154,121)
Non-controlling interest	(8,456)	(7,558)
Accumulated translation gain	20,562	32,467
Total shareholders’ equity	5,030,713	4,237,368
Total liabilities and shareholders’ equity	¥20,479,834	¥17,217,364

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Japanese yen in thousands, except share and per share data)

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Revenue:
Real estate sales	¥18,307,409	¥18,487,074	¥17,098,308
Other revenue	535,254	463,609	316,940
Total revenue	18,842,663	18,950,683	17,415,248
Expenses:
Cost of sales – real estate	14,756,750	15,721,271	14,466,459
Cost of sales – other	357,279	279,806	191,544
Selling, general and administrative	2,253,653	2,051,040	1,817,970
Total expenses	17,367,682	18,052,117	16,475,973
Operating income	1,474,981	898,566	939,275
Other income (expense):
Interest expenses	(44,544)	(18,286)	(16,731)
Other, net	(35,881)	73,759	6,268
Total other income (expense), net	(80,425)	55,473	(10,463)
Income before income taxes	1,394,556	954,039	928,812
Income taxes	548,331	327,869	317,418
Net income	846,225	626,170	611,394
Net loss attributable to the noncontrolling interests	(559)	(789)	(524)
Net income attributable to common stockholders	846,784	626,959	611,918
Foreign currency translation gain (loss)	(11,905)	10,512	5,241
Total Comprehensive income	¥834,879	¥637,471	¥617,159
Earnings per share:
Basic	¥62.07	¥46.93	¥48.96
Diluted	¥62.07	¥46.93	¥48.96
Weighted average shares outstanding:
Basic	13,641,900	13,360,834	12,498,900
Diluted	13,641,900	13,360,834	12,498,900

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Japanese yen in thousands, except share data)

					Non
	Common Stock		Retained	Treasury	controlling	Translation	Total
	Shares	Amount	Earnings	Stock	interest	gain / (loss)	Equity
BALANCE—June 30, 2022, as restated	12,498,900	¥344,145	¥1,945,936	¥(154,121)	¥(6,245)	¥16,714	¥2,146,429
Net income, as restated	—	—	611,918	—	—	—	611,918
Loss attributable to non-controlling interest, as restated	—	—	—	—	(524)	—	(524)
Translation gain, as restated	—	—	—	—	—	5,241	5,241
BALANCE—June 30, 2023, as restated	12,498,900	¥344,145	¥2,557,854	¥(154,121)	¥(6,769)	¥21,955	¥2,763,064
Net income	—	—	626,959	—	—	—	626,959
Issuance of shares	1,143,000	862,620	—	—	—	—	862,620
Cash dividends declared (¥2 per share)	—	—	(24,998)	—	—	—	(24,998)
Loss attributable to non-controlling interest	—	—	—	—	(789)	—	(789)
Translation gain	—	—	—	—	—	10,512	10,512
BALANCE—June 30, 2024	13,641,900	¥1,206,765	¥3,159,815	¥(154,121)	¥(7,558)	¥32,467	¥4,237,368
Net income			846,784	—	—	—	846,784
Loss attributable to non-controlling interest					(559)		(559)
Changes in ownership interest in a subsidiary		290			(339)		(49)
Cash dividends declared (¥3 per share)			(40,926)				(40,926)
Translation loss						(11,905)	(11,905)
BALANCE—June 30, 2025	13,641,900	¥1,207,055	¥3,965,673	¥(154,121)	¥(8,456)	¥20,562	¥5,030,713

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2025, 2024, AND 2023

(Japanese yen in thousands)

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Cash flows from operating activities:
Net income	¥846,225	¥626,170	¥611,394
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	110,448	102,713	82,865
Loss on disposal of assets	320	5,852	—
Gain on sales of assets	(1,000)	—	—
Impairment loss on property and equipment	14,741	—	—
Impairment loss on real estate inventories	6,013	—	—
Non-cash finance lease expense	28,503	23,847	20,523
Investment revaluation (gain) loss	(4,459)	1,965	96
Impairment loss on equity securities without readily determinable fair values	23,509	—	—
Deferred income taxes, net	4,418	50,993	3,334
Changes in assets and liabilities:
Accounts receivable, net	(15,664)	(16,246)	(3,302)
Real estate inventory	1,204,545	1,122,406	(1,569,350)
Contract assets	95,081	199,522	(178,305)
Prepaid and other current assets	112,238	(290,238)	47,429
Operating lease, net	(2,307)	2,655	(805)
Other assets	(156,158)	15,890	11,963
Accounts payable	433,699	(130,709)	50,699
Contract liabilities	207,224	(130,271)	4,552
Accrued expenses and other current liabilities	405,722	(12,654)	(730)
Net cash provided by (used in) operating activities	3,313,098	1,571,895	(919,637)
Cash flows from investing activities:
Purchases of property and equipment	(2,521,787)	(2,221,499)	(1,250,451)
Proceeds from sale of property and equipment	3,182	—	—
Purchases of intangible assets	(2,351)	(6,359)	(2,438)
Purchase of investments and investments in marketable securities	(100,841)	(15,203)	(8,150)
Proceeds from sale of investments in marketable securities	—	—	5,000
Net cash used in investing activities	(2,621,797)	(2,243,061)	(1,256,039)
Cash flows from financing activities:
Proceeds from notes payable	14,734,600	15,014,801	14,580,822
Payments on notes payable	(13,969,871)	(14,745,923)	(11,944,327)
Payments on IPO costs	—	(229,046)	(63,702)
Proceeds from common stock issuance	—	1,187,428	—
Dividend payments	(40,926)	(24,998)	—
Purchases of noncontrolling interest	(49)	—	—
Repayments of principal portion of finance lease liability	(27,999)	(25,689)	(18,262)
Net cash provided by financing activities	695,755	1,176,573	2,554,531
Effect of exchange rate change on cash and cash equivalents	(30,880)	8,904	4,410
Net increase in cash and cash equivalents	1,356,176	514,311	383,265
Cash and cash equivalents, beginning of year	1,300,684	786,373	403,108
Cash and cash equivalents, end of year	¥2,656,860	¥1,300,684	¥786,373
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥44,544	¥352,355	¥292,581
Income taxes	¥309,482	¥316,050	¥396,669
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥747,616	¥2,613	¥103,771
Finance lease right - of - use assets obtained in exchange for finance lease liabilities	¥38,066	¥38,673	¥50,685

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

The consolidated financial statements of the Company include Lead Real Estate and the entities below:

Percentage of
	Date of Incorporation or	Place of	direct or indirect
Name	Acquisition	Incorporation	economic ownership
Subsidiaries
Lead Real Estate Global Co., Ltd (“LRE Dallas”)	September 2017	Texas	100% by Lead Real Estate
Real Vision Co., Ltd. (“Real Vision”)	July 2006	Japan	100% by Lead Real Estate
Lead Real Estate HK Co., Limited (“LRE HK”)	February 2014	Hong Kong	100% by Lead Real Estate
LRE Management Co., Ltd. (Formerly Sojiya Japan Co., Ltd.)	January 2020	Japan	100% by Lead Real Estate
Consolidated VIEs
Lead Real Estate Cayman Limited (“LRE Cayman”)	August 2019	Cayman Islands	100% by CEO

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lead Real Estate, its wholly owned subsidiaries, and the Company’s consolidated variable interest entities (“VIEs”) as described in the Organization and Description of the Business above. All intercompany accounts and transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence, but not control, are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a VIE. If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investees, its obligation to absorb the expected losses of the investee, and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. Refer to “Note 10. VARIABLE INTEREST ENTITIES” for more information.

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

Real Estate Sales

The Company’s primary source of revenue is the development and sale of luxury single-family homes and condominiums, including land, in its principal market, Japan. Transactions are conducted through two types of contracts, land sales contract (the “Land Sales Contract”) and construction contract (the “Construction Contract”), which demarcate two distinct performance obligations, delivering a land parcel and delivering the completed building, respectively. The contracts are considered two distinct performance obligations as the customer can benefit from both land and building on its own and the Company’s promise to transfer the land and building to the customer is separately identifiable from each other.

The Land Sales Contract outlines the terms and conditions of the land sale, while the Construction Contract summarizes the terms of the construction which the Company is to perform for the customer. When entering into a new build-to-suit transaction, the Land Sales Contract and the Construction Contract are executed concurrently. Under the Land Sales Contract, the Company bills the customer (i) upon the execution of the contract and (ii) when control of the land is transferred to the customer upon payments made by the customers on the closing date. Under the Construction Contract, the Company bills the customer (i) upon the execution of the contract and (ii) upon the transfer of a completed building to the customer on a closing date, and the customer generally pays within the same day of each billing. The Company records receivables under its Construction Contracts for construction projects for which revenue is recognized over time. The deposit made by the customer at the time of contract execution varies by contract and is generally either a fixed percentage of the aggregate sale price or a flat fee. Advances received are recorded as contract liabilities.

The Company sells the land based on market price plus a markup and sets the selling price per building based on cost plus margin.

The Company has the following four types of revenue streams from real estate sales:

Type I.	Sale of land separately
Type II.	Sale of land and construction of a building where title of the land is transferred upon completion of the construction of the building
Type III.	Sale of land and construction of a building where the title of land is transferred at the beginning and prior to the commencement of the construction of the building
Type IV.	Sale of land and completed building where the Company does not provide construction activities
Type I.	Sale of land separately

The Company sells parcels of land separately to customers without constructing a building and recognizes revenue at a point in time when control of the land is transferred to the customer upon transfer of the legal title when final payment is made by the customer. No significant continuing involvements or obligations exist after the closing date. These transactions are considered as a part of the Company’s ordinary real estate disposition activities as it seeks to reinvest capital into higher-yielding development opportunities.

Type II.	Sale of land and construction of a building where title of the land is transferred upon completion of the construction of the building

The Company sells land and a completed building together upon completion of construction of the building. As the title and possession of the land and the completed building do not transfer to the customer until the completion of the construction of the building and the final payment is made by the customer, the control of the land and the building does not transfer to the customer during the construction of the building. The Company recognizes revenue for the sale of the land and building at a point in time upon final payment by the customer and transfer of the legal title to the customer when the construction is completed. The duration of the construction contracts is generally up to one year for smaller project and up to three years for larger projects.

Type III.	Sale of land and construction of a building where the title of land is transferred at the beginning and prior to the commencement of the construction of the building

The Company sells land to the customer at the beginning and prior to the commencement of the construction of the building and subsequently performs the construction of the building on the customer’s land. The Company recognizes revenue from the sale of land at the sales price stipulated in the Land Sales Contract at a point in time when control of the land is transferred to the customer upon transfer of the legal title when final payment is made by the customer.

For the construction of the building, the Company recognizes revenue over time since the customer controls the building being constructed throughout the construction process, and there is a continuous transfer of control from the Company to the customer when the construction occurs on the customer’s land. Historically, up to June 30, 2025, the Company applied seven milestones - output method - based on the timing of performance obligations that the Company satisfied over time to recognize revenue. This method reflected a standardized process for construction under the current construction regulations of the Japanese government regarding the overall construction process. In determining the percentages of total revenue that corresponds to each milestone completed, the Company applied the estimated days to complete the milestone to the total estimated days to complete the construction project, and the number of days expected to achieve each milestone correlates to the construction costs. During fiscal year 2025, the Company concluded that the use of this methodology was an error as it was not consistent with the applicable guidance under U.S. GAAP as it did not faithfully measure the value to the customer of goods or services transferred to date relative to the remaining goods or services promised under the contract to measure its progress. Accordingly, at June 30, 2025 the Company recognized revenue on all contracts in this category that had commenced and were not completed based on the costs incurred compared to the estimated total costs - input method - and will use this method prospectively.

The Company does not have cost information at the end of the prior periods to determine the difference between the output method that was used and the input method that should have been used. However, the Company was able to perform an analysis of the potential impact of the difference between the output and input methods taking into consideration the differences in the two methods that existed at June 30, 2025 and using that information to extrapolate the potential error. Based on this analysis the Company concluded that the potential difference would not be material to the financial statements for any period presented. This analysis is consistent with the relatively small amount of revenue that is recognized over time and the Company’s view that the estimated costs to complete each milestone are generally consistent with the costs that would have been incurred.

Type IV.	Sale of land and completed building where the Company does not provide construction activities

The Company occasionally purchases land and a completed building to which the Company makes renovations before re-selling them to customers. The Company recognizes revenue at the sales prices stipulated in the sales contracts for the land and the building at a point in time when control of the land and the building is transferred upon transfer of the legal title when the final payment is made by the customer.

Sales and broker commissions are incremental costs incurred to obtain a contract with a customer that would not have been incurred if the contract had not been obtained. Sales and broker commissions are expensed when incurred as amortization period would be one year or less. Advertising costs are the costs to obtain a contract that would have been incurred regardless of whether the contract was obtained and are expensed when incurred. Sales and broker commissions and advertising costs are recorded as selling, general, and administrative expenses presented in the Company’s consolidated statements of comprehensive income.

The Company issues a standard industry warranty against defects for a period of 10 years for its single-family homes and condominiums. This assurance type warranty against defects is not a performance obligation since it exists to protect customers from the risk of purchasing defective products and is not an additional service provided to the customer.

The remaining sources of revenue, which consist of income from hotels, leasing, commission, property management, and other miscellaneous revenue, are deemed insignificant as a percentage of total revenue or operating profits.

Contract Assets and Contract Liabilities

Contract assets represent the Company’s right to an amount of consideration in exchange for goods or services that the Company transferred to a customer when that right is conditional on something other than the passage of time.

Contract liabilities represent obligations to transfer goods or services to a customer for which the Company has received consideration, or for which an amount of consideration is due from the customer. Refer to Note 4. CONTRACT ASSETS AND CONTRACT LIABILITIES for detail.

Disaggregation of Revenue by Major Revenue Stream

Revenue is disaggregated by the major revenue streams from the four types of real estate sales and other revenue. The Company’s revenue disaggregated by revenue streams for the fiscal years ended June 30, 2025, 2024, and 2023 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Type I	¥4,868,494	¥7,522,291	¥6,038,051
Type II	7,860,724	5,791,517	5,569,555
Type III.a. land only	3,089,207	1,924,423	3,543,745
Type III.b. construction only (over time)	1,033,051	1,376,455	1,367,469
Type IV	1,455,933	1,872,388	579,488
Other revenue	535,254	463,609	316,940
Total revenue	¥18,842,663	¥18,950,683	¥17,415,248

Other Revenue

The Company generates other revenue, which includes income from hotels, leasing, commission, property management, and other miscellaneous sources. The primary components of other revenue for the fiscal years ended June 30, 2025, 2024, and 2023 were as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Hotels	¥320,799	231,580	101,809
Leasing	48,537	57,834	61,803
Commission	99,457	100,855	101,325
Property management	55,422	58,991	36,516
Other	11,039	14,349	15,487
Other revenue	¥535,254	¥463,609	¥316,940

Disaggregation of Revenue by Timing of Revenue Recognition

The Company recognizes revenue either at a point in time or over time depending on how performance obligations are satisfied. The Company’s revenue, disaggregated by timing of revenue recognition for the fiscal years ended June 30, 2025, 2024, and 2023 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Point in time	¥17,705,652	¥17,574,228	¥16,047,779
Over time	1,137,011	1,376,455	1,367,469
Total revenue	¥18,842,663	¥18,950,683	¥17,415,248

Foreign Operations

The Company’s reporting and functional currency is the Japanese yen. The functional currency of the Company’s wholly owned subsidiary, Real Vision, is the Japanese yen, whereas the functional currency of LRE Dallas and LRE Cayman is the United States dollar. The functional currency of LRE HK is the Hong Kong Dollar. The functional currency of the Company’s wholly owned subsidiary, LRE Management, is the Japanese yen. Assets and liabilities are translated using the fiscal year end foreign exchange rate, and income and expenses are translated using the weighted average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of foreign subsidiaries, net of related income tax effects, are credited or charged directly to the foreign currency translation adjustment account, a component of accumulated other comprehensive gain (loss). The tax effects related to the foreign currency translation of financial statements of the consolidated subsidiaries and VIEs are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the fiscal year-end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gain (loss). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period. The effects of translation and remeasurement related to foreign currency transactions are recorded in the statements of comprehensive income.

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

Revenue of ¥2,040,000 thousand from one customer accounted for 10% or more of the Company’s total revenue for the fiscal years ended June 30, 2025. No single customer accounted for 10% or more of the Company’s total revenue for the fiscal years ended June 30, 2024. Revenue of ¥1,753,638 thousand, as restated, from one customer accounted for 10% or more of the Company’s total revenue for the fiscal year ended June 30, 2023. The Company’s accounts receivable was nil from the customers as of June 30, 2025.

No single contractor accounted for approximately 10% of the Company’s total cost of sales for the fiscal year ended June 30, 2025. One contractor accounted for approximately 10% of the Company’s total cost of sales for the fiscal year ended June 30, 2024. No single contractor accounted for 10% or more of the Company’s total cost of sales for the fiscal year ended June 30, 2023.

Segment Reporting

Operating segments are determined in accordance with ASC Topic 280, Segment Reporting, and defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-makers (“CODMs”) in deciding how to allocate resources and in assessing performance. The Company’s CODMs has been identified as the Chief Executive Officer, who primarily evaluate performance based on the number of single-family homes or condominiums closed, average sale price, and financial results. Segment profitability is measured by net and comprehensive income.

The Company’s primary and sole operating segment is real estate sales, with the balance of revenue categorized under real estate sales.

The Company primarily operates in Japan and the revenue is primarily generated in Japan, which is the only geographic reportable segment.

The table below shows revenue from external customers for each product the Company offers for the fiscal years ended June 30, 2025, 2024, and 2023 (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Single family home	¥7,043,336	¥6,698,836	¥9,898,556
Condominium	6,677,016	11,788,238	7,199,752
Hotel	4,587,057	—	—
Other revenue	535,254	463,609	316,940
Total revenue	¥18,842,663	¥18,950,683	¥17,415,248

The table below shows revenue from external customers in Japan and all foreign countries for the fiscal years ended June 30, 2025, 2024, and 2023 (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Japan	¥18,829,625	¥18,931,809	¥17,402,901
All foreign countries	13,038	18,874	12,347
Total revenue	¥18,842,663	¥18,950,683	¥17,415,248

The table below shows long-lived assets, which consist of property and equipment, intangible assets, and right-of-use assets for operating and finance leases, located in Japan and all foreign countries as of June 30, 2025 and 2024 (in thousands):

	June 30,
	2025	2024
Japan	¥6,188,067	¥5,146,695
All foreign countries	464,496	511,157
Total	¥6,652,563	¥5,657,852

Noncontrolling Interest

The Company’s noncontrolling interests reflect consolidation effects of LRE Cayman and LRE Management. Losses attributable to these noncontrolling interests are presented in the consolidated statements of comprehensive income as net loss attributable to the noncontrolling interests.

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

When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as an impairment loss in the period in which it occurs. The Company looks for instances where sale prices for a single-family home or condominium in backlog or potential sale prices for a future sold single-family home or condominium would be at a level that results in a negative gross margin. Impairment losses of ¥6,013 thousand, nil, and nil were recognized in the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

Capitalized Interest

Interest and other financing costs are capitalized as cost of inventory during community development and home construction activities, in accordance with ASC Topic 835, Interest and expensed in cost of sales as homes in the community are closed. To the extent the debt exceeds qualified assets, a portion of the interest incurred is expensed.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service, the asset will be used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Impairment losses of ¥14,741 thousand were recognized on land as the carrying amount were determined to exceed fair value during the fiscal year ended June 30, 2025. There were no events or circumstances identified during the fiscal years ended June 30, 2024 and 2023 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available.

Investment at cost

The equity method is generally used to account for equity investments over which significant influence, but not majority equity interest or control, is exerted in an investee company. Generally, the accompanying shareholding is between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. The Company did not have any investment that would be accounted for under the equity method in the fiscal years ended June 30, 2025 and 2024.

Investments in equity securities in which the Company does not have significant influence, and for which there is not a readily determinable fair value, are recorded at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer.

When the Company evaluates whether these equity securities without readily determinable fair values are impaired, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have a significant adverse effect on the fair value of the securities (an impairment indicator).

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

The Company estimates the fair value of the equity securities without readily determinable fair values when an impairment indicator is present. The fair value is determined by considering various unobservable inputs which are available to the Company, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. The Company recognizes impairment of equity securities without readily determinable fair values when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

The carrying amount of equity securities without readily determinable fair values is recorded at cost as fair value is not readily determinable. The investment at cost amount was ¥122,101 thousand and ¥46,394 thousand as of June 30, 2025 and 2024, respectively. The Company recognized impairment losses of ¥23,509 thousand and nil in the fiscal years ended June 30, 2025 and 2024, respectively. The Company did not recognize any upward or downward adjustments resulting from observable price changes during these periods.

Warranty Reserve

Future direct warranty costs are accrued and charged to cost of sales in the period when the related home is closed. The Company provides a limited warranty for its single-family homes and condominiums for a period of 10 years. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective construction during such warranty period at no cost to the homebuyer. At the time a home is sold, the Company records an estimate of warranty expense based on historical warranty costs. An analysis of the warranty reserve is performed periodically to ensure the adequacy of the reserve. The warranty reserve was ¥28,783 thousand and ¥32,746 as of June 30, 2025 and 2024, respectively, and was included in accrued expenses and other current liabilities on the consolidated balance sheets.

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

Selling and Commission Costs

Sales and broker commissions are expensed when incurred as amortization period would be one year or less in accordance with ASC 340-40-25-4. Sales and broker commissions were ¥132,994 thousand, ¥67,723 thousand, and ¥133,414 thousand recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥52,900 thousand, ¥25,812 thousand, and ¥30,507 thousand recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2025, 2024, and 2023.

Earnings Per Share

In accordance with ASC 260-10, Earnings Per Share, basic earnings per share is based on the weighted average number of ordinary shares outstanding. Diluted earnings per share is based on the weighted average number of ordinary shares and dilutive securities outstanding.

Recently Announced Accounting Standards

New Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses. In addition, the standard enhances interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. This standard is effective for public entities fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard on July 1, 2024, but it did not have a material effect on its consolidated financial statements.

New Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. Income taxes paid also must be further disaggregated. This standard is effective for annual reporting periods beginning after December 15, 2024 for public business entities. Entities other than public business entities have an additional year to adopt it. Early adoption is permitted. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The standard does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (SUBTOPIC 220-40): Clarifying The Effective Date, which revises the effective date of ASU 2024-03. This standard is effective for all public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on the Company’s financial statements.

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

Real estate inventory consisted of the following as of June 30, 2025 and 2024 (in thousands):

	June 30,
	2025	2024
Real estate, including land	¥8,800,383	¥8,766,600
Construction in progress	1,334,356	501,225
Real estate inventory	¥10,134,739	¥9,267,825

Interest capitalized is included within each inventory category above. Interest and financing costs incurred under the Company’s debt obligations, as more fully discussed in Note 7. NOTES PAYABLE, are capitalized to qualifying real estate projects under development and homes under construction.

Certain notes payable are collateralized by certain inventories as disclosed under Note 7. NOTES PAYABLE.

4.CONTRACT ASSETS AND CONTRACT LIABILITIES

As of June 30, 2025, 2024, and 2023, the contract assets balance was ¥141,418 thousand, ¥236,499 thousand, and ¥436,021 thousand, as restated, respectively.

Significant changes in the contract assets balances during the fiscal years ended June 30, 2025 and 2024 were as follows:

	June 30,
	2025	2024
Beginning Balance	¥236,499	¥436,021
Reclassification of the beginning contract assets to receivables, as the result of rights to consideration becoming unconditional	(236,499)	(436,021)
Contract assets recognized, net of reclassification to receivables	141,418	236,499
Net change in contract assets	(95,081)	(199,522)
Ending Balance	141,418	236,499

As of June 30, 2025, 2024, and 2023 the contract liabilities balance was ¥337,483 thousand, ¥130,259 thousand, and ¥260,530 thousand, as restated, respectively.

Significant changes in the contract liabilities balances during the fiscal years ended June 30, 2025 and 2024 were as follows:

	June 30,
	2025	2024
Beginning Balance	¥130,259	¥260,530
Reclassification of the beginning contract liabilities to revenue, as the result of performance obligations satisfied	(119,255)	(257,990)
Cash received in advance and not recognized as revenue	326,479	127,719
Net change in contract liabilities	207,224	(130,271)
Ending Balance	337,483	130,259

5.PROPERTY AND EQUIPMENT

As of June 30, 2025 and 2024, property and equipment consisted of the following (in thousands):

		June 30,
	Useful Life	2025	2024
	(years)
Land	Infinite	¥4,138,613	¥3,511,323
Property and Buildings	4-47	1,179,117	1,412,544
Machinery and Equipment	3-17	157,416	156,104
Tools, Furniture, and Fixtures	2-20	43,023	36,009
Finance lease right-of-use assets	3-7	198,459	160,393
Construction in progress		458,884	500,235
Less: Accumulated depreciation		(379,131)	(327,507)
Property and equipment, net		¥5,796,381	¥5,449,101

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

The Company recorded depreciation expenses on property and equipment of ¥89,675 thousand, ¥82,762 thousand, and ¥63,216 thousand, as restated, for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. The Company records depreciation expense in cost of sales and selling, general, and administrative expenses on the consolidated statements of comprehensive income.

6.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of June 30, 2025 and 2024 (in thousands):

	June 30,
	2025	2024
Income taxes payable	¥439,303	¥169,035
Consumption tax payable	110,731	—
Other deposits received	64,032	56,368
Accrued payroll expense	59,472	55,942
Warranty reserves	28,783	32,746
Short-term finance lease liabilities	28,464	23,172
Accrued vacation	7,142	6,320
Other current liabilities	26,993	13,273
Accrued expenses and other current liabilities	¥764,920	¥356,856

7.NOTES PAYABLE

The Company’s short-term borrowings consist primarily of land loans collateralized on specific lots for real estate sales typically paid upon delivery of the lot. The Company’s long-term borrowings are used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial.

Notes payable consisted of the following as of June 30, 2025 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	3,316,500	10/26/2023 - 2/4/2027	4.420%	¥1,610,000
Lender 2	3,774,300	1/15/2020 - 12/31/2029	3.238%	1,486,750
Lender 3	1,186,000	4/28/2023 - 9/30/2026	2.504%	1,186,000
Lender 4	1,877,172	11/17/2023 - 4/25/2046	2.213%	764,400
Lender 5	800,000	4/3/2025 - 4/3/2026	3.103%	750,000
Other lenders	15,574,571	3/23/2016 - 3/25/2055	1.30 - 5.50%	6,360,311
Aggregate outstanding principal balances				12,157,461
Less: current portion and short - term notes payable				(7,599,606)
Long - term portion of notes payable				¥4,557,855

Notes payable consisted of the following as of June 30, 2024 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	1,984,440	1/15/2020 - 8/31/2042	2.602%	¥1,969,759
Lender 2	2,078,000	5/30/2022 - 4/6/2026	3.905%	1,809,000
Lender 3	1,186,000	12/27/2017 - 1/25/2045	1.952%	1,186,000
Lender 4	1,120,000	3/24/2023 - 3/24/2025	2.117%	905,272
Lender 5	866,000	4/28/2023 - 9/30/2026	2.750%	866,000
Other lenders	508,815	3/23/2016 - 4/30/2052	1.00 - 5.50%	4,677,301
Aggregate outstanding principal balances				11,413,332
Less: current portion and short - term notes payable				(6,815,181)
Long - term portion of notes payable				¥4,598,151

As of June 30, 2025, the annual aggregate maturities of notes payable during each of the next five years were as follows (in thousands):

Amount
2026	¥7,599,606
2027	1,376,358
2028	1,298,659
2029	74,487
2030	70,664
Thereafter	1,737,687
Total notes payable	¥12,157,461

The weighted average interest rates on short-term notes payable outstanding as of June 30, 2025 and 2024 were 3.67% and 3.03%, respectively.

As of June 30, 2025 and 2024, notes payable of ¥8,108,741 thousand and ¥7,422,800 thousand are collateralized by inventories of ¥8,919,898 thousand and ¥8,702,861 thousand.

Capitalized interest included in real estate inventory was ¥333,646 thousand, ¥247,072 thousand, and ¥250,151 thousand for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. Interest activity for notes payable for the periods presented is as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Interest incurred	¥434,017	¥488,463	¥420,336
Less: Amounts capitalized	(389,473)	(470,177)	(403,605)
Interest expense	¥44,544	¥18,286	¥16,731

8.INCOME TAXES

The Company generates taxable income primarily in Japan. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in a statutory rate of approximately 30.6% for the fiscal years ended June 30, 2025, 2024, and 2023.

The components of income tax expenses were as follows as of June 30, 2025, 2024, and 2023 (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Current	¥543,913	¥276,876	¥314,084
Deferred	4,418	50,993	3,334
Total	¥548,331	¥327,869	¥317,418

A reconciliation of income tax expenses to the amount of income tax benefit at the statutory rate in Japan for the fiscal years ended June 30, 2025, 2024, and 2023 is as follows:

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Statutory tax rate	30.6%	30.6%	30.6%
Permanent differences	2.5%	(0.3)%	(2.5)%
Prefecture, Local, and Enterprise Tax	5.5%	3.5%	7.3%
True up adjustment	(0.4)%	0.0%	0.0%
Tax credits	0.0%	0.0%	(1.6)%
Change in valuation allowance	0.9%	0.1%	0.5%
Deductions and other adjustments	0.0%	0.5%	(0.1)%
Effect of different tax rates in other jurisdictions	0.2%	0.0%	0.0%
Effective tax rate	39.3%	34.4%	34.2%

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse are used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The primary components of deferred tax assets and liabilities were as follows as of June 30, 2025 and 2024 (in thousands):

	June 30,
	2025	2024
Deferred tax assets:
Reserves and Allowances	¥61,192	¥49,545
Intangibles	—	11,331
Investments in securities	21,560	15,564
Asset retirement obligation	3,211	2,425
Accrued Commissions	20,737	20,737
Leases	712	767
Net Operating Loss	18,889	6,163
Others	34,329	16,537
Total deferred tax assets, gross	160,630	123,069
Less: valuation allowance	(18,165)	(5,186)
Deferred tax assets, net of valuation allowance	142,465	117,883
Less: net off deferred tax liabilities	(142,465)	(117,883)
Deferred tax assets, net	¥—	¥—
Deferred tax liabilities:
Inventories	¥168,140	¥169,761
Property and equipment	20,431	23,936
Prepaid Expenses	108	108
Intangible assets, including software	1,968	3,543
Leases	6,554	1,919
Others	34,902	3,634
Total deferred tax liabilities, gross	232,103	202,901
Less: net off deferred tax assets	(142,465)	(117,883)
Deferred tax liabilities, net	¥89,638	¥85,018

The Company recorded a net deferred tax liability of ¥89,638 thousand and ¥85,018 thousand as of June 30, 2025 and 2024, respectively. In valuing deferred tax assets, the Company uses judgment, considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, management has provided a full valuation allowance on deferred tax assets incurred for its subsidiaries, including LRE Dallas, Real Vision, and LRE Management, in the amount of ¥18,165 thousand and ¥5,186 thousand as of June 30, 2025 and 2024, since it was determined that it was more likely than not that deferred tax assets would not be utilized in the foreseeable future. For Lead Real Estate Co., Ltd, the parent company, there was no valuation allowance for deferred tax assets as of June 30, 2025 and 2024 on a stand-alone basis. Based on the level of historical taxable income and projections for the future taxable income over the periods in which the deferred tax assets become deductible, management believes all deferred tax assets at June 30, 2025 and 2024, are fully realizable.

Interest and penalties related to income tax matters are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2025, 2024, and 2023.

Changes to valuation allowance for deferred tax assets were as follows for the fiscal years ended June 30, 2025, 2024, and 2023 (in thousands):

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Valuation allowance, beginning of period	¥5,186	¥4,572	¥121
Net changes during the period	12,979	614	4,451
Valuation allowance, end of period	¥18,165	¥5,186	¥4,572

Out of total net operating loss of ¥86,709 thousand as of June 30, 2025, ¥9,846 thousand incurred in Japan will begin to expire in 2030 through 2034 and ¥76,863 thousand incurred in foreign jurisdictions have no expiration dates.

The Company is subject to taxation and files income tax returns in Japan and foreign jurisdictions. Tax years for the periods ended June 30, 2021 through June 30, 2025 for Japan jurisdiction and tax years for the periods ended June 30, 2023 through June 30, 2025 in major foreign jurisdictions remain subject to examination.

9.EQUITY

As of June 30, 2025 and 2024, the Company had 50,000,000 ordinary shares authorized (reflecting the effect of an increase in the number of authorized ordinary shares of the Company from 1,000,000 to 50,000,000 on August 31, 2021). Each holder of ordinary shares is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total ordinary shares outstanding was 13,641,900 and 13,641,900 as of June 30, 2025 and 2024, respectively.

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

Based on its analysis, the Company has consolidated LRE Cayman in the fiscal years ended June 30, 2025, 2024, and 2023, along with the wholly - owned subsidiaries LRE Dallas, Real Vision and LRE HK. LRE Management was consolidated as a VIE until Mr. Nagahara transferred his 50% of the equity interests to Lead Real Estate in November 2024 and as a wholly owned subsidiary after the transfer. The Company has no unconsolidated VIE during these periods.

LRE Cayman and LRE Management do not have substantial operations and their assets, liabilities and equity balances are immaterial.

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

The Company utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents and investments in marketable securities in the accompanying consolidated balance sheets. The value of accounts payable and accrued expenses approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term debt approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2025 and 2024, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

The Company held investments in marketable securities of ¥25,303 thousand and ¥20,844 thousand as of June 30, 2025 and 2024, respectively. In the fiscal years ended June 30, 2025, 2024, and 2023, losses recognized on investments in marketable securities were as follows.

	For the Fiscal Years Ended June 30,
	2025	2024	2023
			(as restated)
Net gain (loss) recognized during the period on investments in marketable securities	¥4,459	¥(1,965)	¥(96)
Less: Net gain (loss) recognized during the period on investments in marketable securities sold during the period	—	—	—
Unrealized gain (loss) recognized during the reporting period on investments in marketable securities still held at the reporting date	¥4,459	¥(1,965)	¥(96)

12.RELATED PARTY TRANSACTIONS

There were no material related party transactions in the fiscal years ended June 30, 2025, 2024, and 2023.

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

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to Note 7. NOTES PAYABLE for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended June 30, 2025, 2024, and 2023.

The Company has land purchase contracts, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. The Company does not have title to the property, and obligations with respect to the land purchase contracts are generally limited to the forfeiture of the related nonrefundable cash deposits.

Lease Obligations

Operating Leases

The Company recognizes lease obligations and associated right-of-use assets for its existing non-cancelable leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company has non-cancelable operating leases primarily associated with its corporate, regional office facilities and hotel facilities the Company operates. Operating lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectations regarding the terms. Variable lease costs such as common area costs and property taxes are expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

During the fiscal year ended June 30, 2025, the Company entered into three sale and leaseback transactions of land and buildings located in Tokyo, Japan for an aggregate sales price of ¥2,670,967 thousand, net of consumption tax. Under the transaction, the land and a building were sold and leased back for a non-cancellable term of three to ten years. The aggregate annual lease payment for the property was approximately ¥92,018 thousand over the initial lease term. The property was qualified for a sale and leaseback and classified as an operating lease. The Company recorded revenue of ¥2,670,967 thousand, cost of sales of ¥1,785,544 thousand, and sales commission of ¥42,216 thousand under this sale and leaseback transaction. The related revenue, cost of sales, and sales commission were included in Real estate sales, Cost of sales – real estate, and selling, general and administrative, respectively, in the Consolidated Statements of Comprehensive Income for the year ended June 30, 2025.

Operating lease cost, as included in general and administrative expenses and cost of sales in the Company’s consolidated statements of comprehensive income, totaled ¥87,709 thousand, ¥79,048 thousand, and ¥64,710 thousand for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. Cash paid for the amounts included in the measurement of lease liabilities for operating leases for the fiscal years ended June 30, 2025, 2024, and 2023 was ¥90,016 thousand, ¥81,284 thousand, and ¥66,946 thousand, respectively. As of June 30, 2025 and 2024, the weighted-average discount rate was 3% and the Company’s weighted-average remaining life was 6.6 and 2.4 years, respectively. The Company did not have any significant lease contracts that had not yet commenced as of June 30, 2025 and 2024.

The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of June 30, 2025 and 2024:

	June 30,
	2025	2024
Right-of-use assets - non current	¥820,786	¥154,613
Total operating lease assets	¥820,786	¥154,613

Operating lease liabilities - current	¥201,313	¥67,938
Operating lease liabilities – long-term	621,962	91,471
Total operating lease liabilities	¥823,275	¥159,409

The table below shows the future minimum payments under non-cancelable operating leases at June 30, 2025 (in thousands):

Years Ending June 30,	Operating Leases
2026	¥221,836
2027	178,199
2028	142,119
2029	53,866
2030	52,145
Thereafter	259,091
Total	907,256
Less: lease amount representing interest	(83,981)
Present value of operating lease liabilities	¥823,275

Finance Leases

The Company entered into finance leases for certain office equipment with terms ranging from three to seven years. Rights-of-use assets are included in property and equipment, net, finance lease liabilities – current are included in accrued expenses and other current liabilities, and finance lease liabilities – long-term are included in other liabilities on the accompanying balance sheets.

The following table (in thousands) presents the finance lease related assets and liabilities recorded on the Company’s balance sheets as of June 30, 2025 and 2024:

	June 30,
	2025	2024
Right-of-use assets - non current	¥85,444	¥75,881
Total finance lease assets	¥85,444	¥75,881

Finance lease liabilities - current	¥28,464	¥23,172
Finance lease liabilities – long-term	59,122	54,347
Total finance lease liabilities	¥87,586	¥77,519

14.RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the preparation of the financial statements for the year ended June 30, 2024, we determined that there were errors in the financial statements included in the 2023 Annual Report on Form 20-F. We corrected the financial statements for the years ended December 31, 2023 and 2022 for these errors in the 2024 Annual Report on Form 20-F. However, we inappropriately did not provide the disclosures about the corrections required by FASB ASC 250-10-50-7 to ASC 250-10-50-11 in the financial statements included in the 2024 Annual Report on Form 20-F. Accordingly, we have provided these applicable disclosures that relate to the year ended June 30, 2023 in these financial statements.

The columns labeled “As Previously Reported” refer to the amounts reported in the 2023 Annual Report on Form 20-F. The “As Restated” column was previously reported in the 2024 Annual Report on Form 20-F.

The following table presents a reconciliation from our previously reported amounts in the 2023 Annual Report on Form 20-F to the restated amounts reported in the 2024 Annual Report on Form 20-F for the consolidated statement of comprehensive income for the fiscal year ended June 30, 2023. A description of misstatements is listed below:

A: The adjustment is attributable to revenue recognized inappropriately over time for construction of a building under revenue stream II as described in Note 2, for which the Company should have recognized revenue at a point in time upon final payment by the customer and transfer of the legal title to the customer when the construction is completed.

B: The adjustment is mainly attributable to the expensed incremental costs directly attributable to an initial public offering, which should have been deferred and charged against the gross proceeds of the offering.

C: These adjustments are mainly attributable to miscellaneous immaterial miscalculation and/or misapplication of US GAAP.

D: The adjustment is attributable to the change in net income attributable to common stockholders due to all adjustments to each line item in the consolidated statement of comprehensive income.

	For the Fiscal Year Ended June 30, 2023
	As Previously		Adjustment
(Japanese yen in thousands)	Reported	Adjustment	Reference	As Restated
Revenue:
Real estate sales	17,125,308	(27,000)	A	17,098,308
Other revenue	316,940	—		316,940
Total revenue	17,442,248	(27,000)		17,415,248
Expenses:
Cost of sales – real estate	14,494,256	(27,797)	A	14,466,459
Cost of sales – other	191,544	0		191,544
Selling, general and administrative	1,886,530	(68,560)	B	1,817,970
Total expenses	16,572,330	(96,357)		16,475,973
Operating income	869,918	69,357		939,275
Other income (expense):
Interest expenses	(16,731)	—		(16,731)
Other, net	6,060	208	C	6,268
Total other income (expense), net	(10,671)	208		(10,463)
Income before income taxes	859,247	69,565		928,812
Income taxes	322,765	(5,347)	C	317,418
Net income	536,482	74,912		611,394
Net loss attributable to the noncontrolling interests	(523)	(1)	C	(524)
Net income attributable to common stockholders	537,005	74,913		611,918
Foreign currency translation gain (loss)	5,384	(143)	C	5,241
Total Comprehensive income	542,389	74,770		617,159
Earnings per share:
Basic	43.39	5.57	D	48.96
Diluted	43.39	5.57	D	48.96
Weighted average shares outstanding:
Basic	12,498,900	—		12,498,900
Diluted	12,498,900	—		12,498,900

The following table presents reconciliation from our previously reported amounts in the 2023 Annual Report on Form 20-F to the restated amounts reported in the 2024 Annual Report on Form 20-F for the consolidated statement of shareholders’ equity for the fiscal year ended June 30, 2023. A description of misstatements is listed below:

E: The adjustment to total equity at June 30, 2022 of (¥54,638) thousand is attributable to cumulative adjustments to date and includes (¥55,112) thousand to retained earnings, (¥1) thousand to non-controlling interest and ¥475 thousand to translation gain / (loss).

F: The adjustment is attributable to the change in net income attributable to common stockholders due to all adjustments to each line item in the consolidated statement of comprehensive income.

G: These adjustments are mainly attributable to miscellaneous immaterial miscalculation and/or misapplication of US GAAP.

H: The adjustment to total equity at June 30, 2023 of ¥20,131 thousand is attributable to cumulative adjustments to date and includes ¥19,801 thousand to retained earnings, (¥2) thousand to non-controlling interest, and ¥332 thousand to translation gain / (loss).

	For the Fiscal Year Ended June 30, 2023
	As Previously		Adjustment
(Japanese yen in thousands)	Reported	Adjustment	Reference	As Restated
Total equity – June 30, 2022	2,201,067	(54,638)	E	2,146,429
Net income	537,005	74,913	F	611,918
Loss attributable to non-controlling interest	(523)	(1)	G	(524)
Translation gain, as restated	5,384	(143)	G	5,241
Total equity – June 30, 2023	2,742,933	20,131	H	2,763,064

The following table presents a reconciliation from our previously reported amounts in the 2023 Annual Report on Form 20-F to the restated amounts reported in the 2024 Annual Report on Form 20-F for the consolidated statement of cash flows for the fiscal year ended June 30, 2023. A description of misstatements is listed below:

I: The adjustment is attributable to the change in net income due to the adjustments described above.

J: The adjustment is attributable to amortization expense of right-of-use assets for finance leases, which is noncash expense, incorrectly omitted in operating cash activities and repayment of principal portion of finance lease liability incorrectly omitted in financing cash activities.

K: The adjustment is attributable to not properly distinguishing accounts receivable which is unconditional right to payment and contract assets which is conditional right to payment.

L: The adjustment is attributable to borrowing of life insurance policy loans, which the Company has the right to offset against the surrender value of the life insurance, being incorrectly included in financing cash activities.

M: The adjustment is attributable to the incremental costs directly attributable to an initial public offering being incorrectly included in operating cash activities.

N: The adjustment is attributable to not capturing all interest expenses paid inadvertently.

O: The adjustment is attributable to interim payments of income taxes not being included in the previously reported amount.

P: The adjustment is attributable to inadvertent omission of the required disclosure.

Q: These adjustments are attributable to miscellaneous immaterial miscalculation and/or misapplication of US GAAP.

	For the Fiscal Year Ended June 30, 2023
	As Previously		Adjustment
(Japanese yen in thousands)	Reported	Adjustment	Reference	As Restated
Cash flows from operating activities:
Net income	536,482	74,912	I	611,394
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	76,522	6,343	Q	82,865
Non-cash finance lease expense	—	20,523	J	20,523
Investment revaluation (gain) loss	—	96	Q	96
Deferred income taxes, net	8,744	(5,410)	Q	3,334
Changes in assets and liabilities:
Accounts receivable, net	(206,566)	203,264	K	(3,302)
Real estate inventory	(1,555,861)	(13,489)	Q	(1,569,350)
Contract assets	—	(178,305)	K	(178,305)
Prepaid and other current assets	29,124	18,305	Q	47,429
Intangible assets, net	(1,477)	1,477	Q	—
Operating lease, net	21,165	(21,970)	Q	(805)
Other assets	(60,835)	72,798	Q	11,963
Accounts payable	43,245	7,454	Q	50,699
Customer deposits / Contract liabilities	13,981	(9,429)	Q	4,552
Accrued expenses and other current liabilities, and other liabilities	(22,507)	21,777	Q	(730)
Net cash provided by (used in) operating activities	(1,117,983)	198,346		(919,637)
Cash flows from investing activities:
Purchases of property and equipment	(1,244,116)	(6,335)	Q	(1,250,451)
Purchases of intangible assets	(4,126)	1,688	Q	(2,438)
Purchase of investments securities	—	(8,150)	Q	(8,150)
Proceeds from sale of investments in marketable securities	—	5,000	Q	5,000
Other, net investing	702	(702)	Q	—
Net cash used in investing activities	(1,247,540)	(8,499)		(1,256,039)
Cash flows from financing activities:
Proceeds from notes payable	14,688,192	(107,370)	L	14,580,822
Payments on notes payable	(11,944,327)	—		(11,944,327)
Payments on IPO costs	—	(63,702)	M	(63,702)
Repayments of principal portion of finance lease liability	—	(18,262)	J	(18,262)
other, net financing	461	(461)	Q	—
Net cash provided by financing activities	2,744,326	(189,795)		2,554,531
Effect of exchange rate change on cash and cash equivalents	4,462	(52)	Q	4,410
Net increase (decrease) in cash and cash equivalents	383,265	—		383,265
Cash and cash equivalents, beginning of year	403,108	—		403,108
Cash and cash equivalents, end of year	786,373	—		786,373
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	100,314	192,267	N	292,581
Income taxes	238,032	158,637	O	396,669
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	103,771	—	P	103,771

15.SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the consolidated balance sheet date through October 30, 2025, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements.