Form 20-F
period 2026-06-30
LEAD REAL ESTATE CO., LTD
filed 2026-11-02
CIK 1888980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

16-11 Nampeidai-cho, 6F, Shibuya-ku

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,641,900 ordinary shares as of June 30, 2026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);
●	“ADSs” are to the American Depositary Shares of Lead Real Estate Co., Ltd, each of which represents one Ordinary Share (defined below);
●	“Lead Real Estate” are to Lead Real Estate Co., Ltd, a joint-stock corporation with limited liability organized under Japanese law;
●	“LRE Dallas” are to Lead Real Estate Global Co., Ltd., a Texas corporation, which is wholly owned by Lead Real Estate;
●	“LRE HK” are to Lead Real Estate HK Co. Limited, a private company limited by shares organized under Hong Kong law, which is wholly owned by Lead Real Estate;
●	“LRE Management” are to LRE Management Co., Ltd. (formerly known as Sojiya Japan Co., Ltd.), a joint-stock corporation with limited liability organized under Japanese law, which is wholly owned by Lead Real Estate;
●	“Ordinary Shares” are to the ordinary shares of Lead Real Estate;
●	“Real Vision” are to Real Vision Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law, which is wholly owned by Lead Real Estate;
●	“SEC” are to the U.S. Securities and Exchange Commission; and
●	“we,” “us,” “our,” “our Company,” or the “Company” are to Lead Real Estate and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2026, 2025, and 2024. Our functional currency and reporting currency are the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of JPY162.61 = $1.00, which was the foreign exchange rate on June 30, 2026 as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on July 6, 2026. Historical and current exchange rate information may be found at https://www.federalreserve.gov/RELEASES/H10/hist/dat00_ja.htm, exchange rate of JPY144.1700 = $1.00 which was the foreign exchange rate on July 1, 2025 (https://www.federalreserve.gov/RELEASES/H10/hist/dat00_ja.htm), and exchange rate of JPY160.88=$1.00, which was the foreign exchange rate on June 28, 2024 (https://www.federalreserve.gov/releases/h10/20230703/).

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

Risks Related to Our Business and Industry

The luxury residential property and hotel markets in Tokyo, Kanagawa prefecture, and Sapporo are highly competitive and if we cannot continue to successfully identify and secure an adequate inventory of development sites in these areas at commercially reasonable costs, our operations could be adversely impacted.

The luxury residential property and hotel markets in Tokyo, Kanagawa prefecture, and Sapporo are highly competitive with limited greenfield land and development sites available for acquisitions. The results of our property development operations depend in part upon our continuing ability to successfully identify and acquire an adequate number of land and development sites in desirable locations in our markets. To date, we primarily identify land and development sites through local real estate agencies. There can be no assurance that our long-standing relationships with these agencies will continue, that an adequate supply of land and development sites that meet our specifications will continue to be available to us through these agencies on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to the acquisitions of land and development sites than we have historically. We may not successfully obtain desired land and development sites due to the increasingly intense competition. An insufficient supply of land and development sites in one or more of our markets, or our inability to purchase or finance land and development sites on reasonable terms could have a material adverse effect on our sales, profitability, reputation, ability to service our debt obligations, and future cash flows, which could impact our ability to compete for land. Any land shortages or any decrease in the supply of suitable land at commercially reasonable costs could limit our ability to develop new projects or result in increased site deposit requirements or land costs. Moreover, the supply of potential development sites in Tokyo, Kanagawa prefecture, and Sapporo will diminish over time and we may find it increasingly difficult to identify and acquire attractive land and development sites through real estate agencies at commercially reasonable costs in the future. Our land acquisition costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenue, earnings, and margins.

Revenue generated from our condominium development and sales is uncertain and volatile.

Historically, the revenue generated from our condominium development and sales has been uncertain and volatile. For the fiscal years ended June 30, 2026, 2025, and 2024, revenue generated from sales of our condominiums was JPY9,796,918 thousand (approximately $60,248 thousand), JPY6,677,016 thousand and JPY11,788,238 thousand, accounting for approximately 54%, 35%, and 62% of our total revenue, respectively. Because we sell the entire condominiums, we have a relatively small number of condominium projects per year but much higher average sale price per project, which may result in lumpy and uneven revenue during a period of time. If we fail to predict the revenue generated from sales of our condominiums in the future, or if such revenue continues to be uncertain and volatile, it could adversely impact our business, prospects, liquidity, financial condition, and results of operations.

We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business.

Real estate development is capital intensive. To date, we have funded our land acquisitions for single-family home development primarily through short-term bank loans, typically with terms ranging from three to six months, and we have funded our land acquisitions for condominium development using long-term loans from local banks. As of June 30, 2026, we had approximately JPY6,279,946 thousand (approximately $38,620 thousand) in short-term notes payable outstanding. During the fiscal year ended June 30, 2026, we repaid JPY8,799,706 thousand (approximately $54,115 thousand) and renewed JPY10,799,440 thousand (approximately $66,413 thousand) of our short-term notes payable. As of June 30, 2025, we had approximately JPY5,000,212 thousand (approximately $34,683 thousand) in short-term notes payable outstanding. During the fiscal year ended June 30, 2025, we repaid JPY10,738,084 thousand and renewed JPY10,814,500 thousand of our short-term notes payable. As of June 30, 2024, we had approximately JPY4,923,796 thousand in short-term notes payable outstanding. During the fiscal year ended June 30, 2024, we repaid JPY12,700,984 thousand and renewed JPY12,531,641 thousand of our short-term notes payable. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history. However, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to renew these bank loans in the future, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations.

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

As of June 30, 2026, we had approximately JPY11,286,279 thousand (approximately $69,407 thousand) in short-term notes payable and current portion of long-term notes payable and JPY6,253,645 thousand (approximately $38,458 thousand) in non-current portion of long-term notes payable outstanding.

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

We primarily rely on service providers, including contractors, to perform the construction of substantially all of our single-family homes, condominiums and hotels, including the selection and procurement of raw materials used in the construction as well as the construction and delivery of the projects. If our contractors fail to timely construct and deliver projects, we will be subject to penalties for such delay under our contracts with customers. We also primarily rely on real estate agencies to identify land and development sites for acquisition as well as customers. Therefore, to the extent such service providers and agencies experience pressures in raw materials (especially an increase in the price of lumber), labor (including an increase in labor cost), or timely construction and delivery of projects, such pressures may pass through to us, which could increase our cost and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

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

Our construction of single-family homes, condominiums, and hotels is dependent on the availability, skill, and performance of contractors.

We engage contractors to perform the construction of substantially all of our single-family homes, condominiums, and hotels and to select and obtain raw materials used in the construction. Accordingly, the timing and quality of our construction depend on the availability and skill of our contractors. While we anticipate being able to cooperate with reliable contractors and believe that our relationships with contractors are good, we can provide no assurance that skilled contractors will continue to be available at reasonable rates and in our markets. In addition, as we expand into new markets, we typically must develop new relationships with contractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. The inability to contract with skilled contractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Under our contracts with customers in relation to our single-family homes and condominiums and in accordance with Japanese law, the properties we develop are subject to a 10-year quality warranty. Despite our quality control efforts, we may discover from time to time that our contractors have engaged in improper construction practices or have installed defective materials in our residential condominiums or buildings. Negligence or poor work quality by any contractors may result in structural defects or substandard construction quality in our single-family homes, condominiums, or hotels, which could in turn cause us to suffer project delays, cost overruns, and financial losses, harm our reputation, or expose us to third-party claims. Even if the contractor performing the construction work in such instances is ultimately held responsible for the consequences of any such property defects, any such incidents could have lasting adverse effects on us. We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. In addition, contractors may make use of third-party subcontractors with which we have no direct relationship, further limiting our ability to manage the foregoing risks. Although our construction contracts with contractors contain provisions designed to protect us, we may be unable to successfully enforce these provisions and, even if we are able to successfully enforce these provisions, the contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings, or encounter financial or other difficulties, such as supply shortages, labor disputes, or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

A shortage of building materials or labor, or increases in their costs, could delay home construction or increase its cost, which could materially and adversely affect us.

Our contractors are responsible for procuring almost all of the raw materials used in our project developments. The real estate development industry experiences labor and raw material shortages from time to time, including shortages in lumber in particular. Shortages in lumber in particular could result in an increase in our construction cost paid to the contractors, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations. Since 2021, construction costs in Japan have increased significantly, driven by higher prices of construction materials, including lumber, as well as rising labor and other construction related costs. These labor and raw material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures, or a result of broader economic disruptions. In addition, our success in our existing markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials through contractors on terms that are favorable to us. Such markets may exhibit a reduced level of skilled labor relative to increased property development demand in these markets. In the event of shortages in labor or raw materials in such markets, local contractors, tradespeople, and suppliers may choose to allocate their resources to developers with an established presence in the market and with whom they have longer-standing relationships with. Labor and raw material shortages and price increases for labor and raw materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for hospitality products and services or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenue and limit opportunities for growth.

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

We currently own 24 registered trademarks for real estate related services in Japan and have two pending trademark applications in Japan. We rely on the Japanese and U.S. intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks, and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks, and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, our reputation may be harmed and our business may be adversely affected.

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

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The recent administrations of the Japanese government have introduced policies to combat deflation and promote economic growth. The Bank of Japan’s monetary policy normalization, including the discontinuation of negative interest rates in 2024 and successive rate increases to 1.25% as of September 2026, creates ongoing economic uncertainty, may also adversely impact the Japanese economy, potentially impacting spending on real properties. Additionally, pandemics, natural disasters such as earthquakes and typhoons, and the current 10% consumption tax rate may adversely impact the Japanese economy and real property demand. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

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

Japan is earthquake-prone and has historically experienced numerous large earthquakes that have resulted in extensive property damage, such as the earthquake on March 11, 2011, or the Great East Japan Earthquake, the earthquakes that occurred in Noto Peninsula in January 2024 and in Kumamoto in April 2016 and July 2026. Developments on reclaimed land are subject to an increased risk of soil liquefaction, which can be triggered by an earthquake. Although we generally avoid developing projects on reclaimed land, it is possible that some of our future developments will be located on reclaimed land. Although we will conduct assessments of the reclaimed land as we deem necessary, the assessments may not be sufficient to detect the extent of any risk of liquefaction in the event of an earthquake. Typhoons also frequently hit various regions of Japan. For instance, major typhoons affected parts of Japan in the fall of 2019. Although we have not experienced material disruptions to our business or physical damage resulting from typhoons in the past, we cannot guarantee that such disruptions or physical damage will not happen in the future. In addition, we focus primarily on developing and selling real estate located in Tokyo, Kanagawa prefecture, and Sapporo, making us particularly vulnerable to any natural or man-made disasters that occur in this area. Even if our facilities do not incur physical damage, any loss or limit to our use of utilities, such as electricity, could disrupt our businesses. Our insurance against damage or liability caused by typhoons and other natural disasters may not be sufficient to cover repair costs or other losses, and we generally maintain no insurance coverage relating to earthquakes or business interruption insurance.

Changes in the policies of the Japanese government that affect demand for housing and investment properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate.

Demand in the Japanese residential real estate market is significantly affected by the policies of the Japanese government and the Bank of Japan, including monetary policy, tax incentives related to housing loans and publicly sponsored long-term mortgage products. In recent years, the Bank of Japan has shifted away from its prolonged low interest rate policy and has raised its policy interest rate, which has contributed to increases in mortgage rates. At the same time, the Japanese government continues to provide various measures to support home purchases, including preferential tax treatment in connection with housing loans and publicly sponsored long-term mortgage products. Such policies may change or be discontinued in the future or may not continue to contribute to increased demand for single-family homes and condominiums as intended. Changes in residential property taxes, consumption taxes incurred when purchasing a residence, or other housing-related policies that increase the cost of owning, acquiring, or selling real estate may adversely affect the ability or willingness of prospective home buyers to purchase a single-family home or condominium, which may materially and adversely affect our business, financial condition, and results of operations.

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

We may be liable for unforeseen losses, damages, or injuries suffered by third parties at properties that we develop, own, sell, or lease as a result of defects in such properties. In Japan, pursuant to the Civil Code of Japan (Act No. 89 of 1896, as amended), the owner of a structure or property attached to land is strictly liable to a third party who suffers damages due to defects in such structure or property. Our business, financial condition, or results of operations could be adversely affected as a result of our incurring any such liability. We may also incur significant costs to remedy construction defects in properties that we develop, own, lease, or sell under warranty. Following the completion of our real estate development projects, we may be liable for unforeseen losses, damages, or injuries to third parties at properties we own or sell arising from construction defects.

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

As of the date of this annual report, our directors and executive officers together beneficially own approximately 89.8% of our Ordinary Shares issued and outstanding, excluding treasury shares with no voting rights. These shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of a substantial amount of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, 13,641,900 Ordinary Shares are issued and outstanding, 1,986,100 Ordinary Shares are issued as treasury shares, and 1,199,205 ADSs (representing 1,199,205 Ordinary Shares) are issued, outstanding, and freely tradeable. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. On March 24, 2026 and April 13, 2026, certain plaintiffs filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “New York Court”), requesting judicial intervention. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information. Our involvement in securities litigation could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. As of June 30, 2026, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are mainly as follows: (i) we are still in the process of designing entity level controls, including deploying internal regulations or rules in relation to areas such as accounting evaluation of internal control over financial reporting, enterprise risk management, and budget controls; and (ii) we are in the process of developing sufficient internal controls over financial reporting, including IT general controls, and maintaining working papers with sufficient evidence in a timely manner. As of the date of this annual report, the foregoing material weaknesses have not been fully rectified. Therefore, management concluded that as of June 30, 2026, our internal control over financial reporting was ineffective. See “Item 15. Controls and Procedures” for more information. The material weaknesses in our internal control over financial reporting could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

If we fail to rectify material weaknesses or maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. See “Item 15. Controls And Procedures” for more information.

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

We qualify as a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2025 taxable year (the period from July 1, 2025 to June 30, 2026). However, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

Based on our analysis, we have concluded that LRE Cayman was our variable interest entity under Accounting Standards Codification 810-10-05-08A in the fiscal years ended June 30, 2026, 2025, and 2024. We have also concluded that LRE Management (formerly known as Sojiya Japan Co., Ltd.) was our variable interest entity until Mr. Nagahara transferred his 50% of the equity interests to Lead Real Estate in November 2024, after which LRE Management is a wholly owned subsidiary of Lead Real Estate. See our consolidated financial statements and related notes included elsewhere in this annual report.

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

Effective July 1, 2025, we implemented an absorption-type company split whereby the Company’s hotel and inn operations business was transferred to its LRE Management Co., Ltd., previously known as Sojiya Japan Co., Ltd. The company split was done based on the absorption-type split agreement concluded between the Company and the subsidiary on May 16, 2025.

We established GLOCALY Co., Ltd., as a wholly owned subsidiary on June 18, 2026. The Company’s board of directors approved the transfer of its digital transformation business to GLOCALY Co., Ltd. through an absorption-type company split. We executed the absorption-type company split agreement with GLOCALY Co., Ltd. on July 16, 2026 and the absorption-type company split became effective on September 1, 2026.

The following chart illustrates our corporate structure as of the date of this annual report.

*	Indicates less than 1%

Notes: all percentages reflect the equity interests held by each of our shareholders.

(1)	Represents an aggregate of 194,584 Ordinary Shares held by 21 shareholders of Lead Real Estate, each one of which holds less than 5% of our equity interests, as of the date of this annual report.
(2)	Mr. Nagahara holds 100% of the equity interests in LRE Cayman.

Corporate Information

Our headquarters are located at 16-11 Nampeidai-cho, 6F, Shibuya-ku, Tokyo, 150-0036, Japan, and our phone number is +81 3-5784-5127. Our website address is http://www.lead-real.co.jp/en/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Lead Real Estate Global Co., Ltd., located at 5900 Balcones Drive Suite 100 Austin, TX 78731.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B.	Business Overview

We are a developer of luxury residential properties, including single-family homes and condominiums, and hotels across Tokyo, Kanagawa prefecture, and Sapporo. In addition, we operate hotels in Tokyo and lease apartment building units to individual customers in Japan and Dallas, Texas. Our goal is to accurately understand the characteristics and needs of our customers and to create more comfortable and secure living environments.

We primarily generate revenue from developing and selling single family homes, condominiums, and hotels. Since our inception in 2001, we have delivered approximately 1,350 single-family homes, 70 condominiums, and 11 hotels. The target customers of our single-family homes are wealthy family buyers who are looking for luxury single-family homes as their primary residence, while the target customers of our condominiums are institutional customers who look to purchase entire condominiums for investment purposes. We rely on real estate agencies to help identify land and development sites for acquisition and customers for our luxury residential properties and hotels and generally acquire land parcels from private landowners. We outsource the design work and construction for our luxury residential property projects to third-party design firms and construction companies, while coordinating and closely supervising the projects through our internal teams to maximize quality of the projects. In addition, we launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums.

We utilize a homebuilding model designed to minimize risks, in which we typically identify customers for our single-family homes before acquiring the land and commencing construction and build our condominiums in highly-marketable locations, resulting in an aggregate of only 6 cancelations during the fiscal years ended June 30, 2026, 2025, and 2024. When developing a single-family home or condominium, we typically deliver the land to the customer before starting the construction of the building and deliver the completed building to the customer up to one year for smaller projects and up to three years for larger projects after the land delivery, in order to quickly recover our payment for the land. The table below summarizes the units of land and building we delivered during the fiscal years ended June 30, 2026, 2025, and 2024.

	Fiscal Year Ended		Fiscal Year Ended		Fiscal Year Ended
	June 30, 2026		June 30, 2025		June 30, 2024
	Land	Building	Land	Building	Land	Building
	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries	Deliveries
Type	(Units)	(Units)	(Units)	(Units)	(Units)	(Units)
Single-family homes	38	13	70	24	71	41
Condominiums	18	1	20	5	33	4
Hotels	3	—	4	—	—	—

To diversify our revenue streams and supplement our real estate sales, we have expanded into other businesses related to real estate since 2018. During the fiscal years ended June 30, 2026, 2025, and 2024, we operated 9, 7, and 6 hotels in Japan, respectively. Of the nine hotels in Japan as of June 30, 2026, eight were in Tokyo and the other one was in Mie. During the fiscal years ended June 30, 2026, 2025, and 2024 we leased apartment units in 11, 14, and 16 apartment buildings to 30, 37, and 61 individual customers, respectively.

For the fiscal years ended June 30, 2026, 2025, and 2024, we had total revenue of JPY18,174,206 thousand (approximately $111,766 thousand), JPY18,842,663 thousand, and JPY18,950,683 thousand, respectively, and profit of JPY642,260 thousand (approximately $3,950 thousand), JPY846,784 thousand, and JPY626,959 thousand, respectively. Revenue generated from real estate sales accounted for approximately 96.1%, 97.2%, and 97.6% of our total revenue for the same fiscal years, respectively. Revenue derived from other sources accounted for approximately 3.9%, 2.8%, and 2.4% of our total revenue for the same fiscal years, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Developer of luxury residential properties and hotels in prime locations across Tokyo, Kanagawa prefecture, and Sapporo

We are a real estate developer in Japan. Our revenue increased approximately 259% in the past 10 years. Since our establishment, we have strategically focused on the development of luxury residential properties, including single-family homes and condominiums, and gradually expanded our product and service offerings into development of hotels, hotel operations, and residential leasing. We also launched our Glocaly platform in October 2021. Our business model covers the full cycle of luxury residential property and hotel development, from land acquisitions and design to construction and delivery.

The single-family homes, condominiums, and hotels we develop are mainly located in central and southern Tokyo, which are considered prime locations across Tokyo and Kanagawa prefecture, and in Sapporo. We delivered an aggregate of 256 single-family homes, 84 condominiums, and seven hotel properties (including land parcels for hotel development) in the three fiscal years ended June 30, 2026, and we had 23 single-family home projects, 11 condominium projects, and 23 hotel projects ongoing as of June 30, 2026. In addition to the prime locations of the properties we develop, we have been recognized for the quality and design of our products. Specifically, we received the Good Design Award for our Excellence Building Futako-Tamagawa issued by the Japan Institute of Design Promotion in 2020.

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

In addition, our “Lead Real” brand is widely recognized in Tokyo, Kanagawa prefecture, and Sapporo. We have developed approximately 1,400 luxury residential properties since our inception in 2001 and this achievement has helped us attract partners and build trust in our brand. In particular, Mr. Eiji Nagahara, our president, chief executive officer, and representative director, is highly respected in the Tokyo real estate development industry for the quality and design of our products. Leveraging Mr. Nagahara’s decades of goodwill and relationships built over his career, together with the strong brand awareness of our brand, we enjoy easy access to land parcels in our target areas.

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

Continue to develop and expand our hotel business

In addition to operating hotels under our brand ENT TERRACE, we have launched the new hotel brand series, the Jinryu Series, in March 2026. The Jinryu Series is inspired by Japanese mythology and is expected to be located mainly in Japanese traditional sites, such as Ise, Izumo, and Ikegami temples. We launched Jinryu Hotel Ise in Ise, Mie and Jinryu Hotel Izumo in Izumo, Shimane in March 2026 and September 2026, respectively. In addition, we plan to launch GLOBAL DESIGN HOTEL brand, another hotel brand, in April 2028. The GLOBAL DESIGN HOTEL brand is expected to be a collaboration with luxury brands, and we intend to incorporate luxury furniture inspired and designed by those brands.

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

Our strategy for local growth focuses on expanding our hotel operations across Japan. Beyond Tokyo, Kanagawa prefecture, and Sapporo, we are targeting regions such as Mie and Shimane prefectures for further growth. Specifically, we launched a new hotel ENT TERRACE Gakugeidaigaku in July 2026. We also launched two hotels under the Jinryu Series, Jinryu Hotel Ise and Jinryu Hotel Izumo, in March 2026 and September 2026, respectively. These expansion plans will solidify our presence in Japan’s hospitality sector, allowing us to meet growing demand and broaden our market reach across the country.

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

Our Business Model

We currently generate revenue from the following principal sources:

●	Real Estate Sales. We develop and sell luxury residential properties, including single-family homes, condominiums, and hotels, across Tokyo, Kanagawa prefecture, and Sapporo.
●	Other Sources. We operate hotels in Tokyo and lease apartment building units to individual customers in Japan and Dallas, Texas.

The following tables presents our revenue for the fiscal years ended June 30, 2026, 2025, and 2024.

	Revenue (Japanese Yen in Thousands)
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
	June 30, 2026	June 30, 2025	June 30, 2024
Real Estate Sales	17,460,826	18,307,409	18,487,074
Other	713,380	535,254	463,609
Total	18,174,206	18,842,663	18,950,683

Real Estate Sales

Our real estate sales business model is based on our proven track record of identifying and developing prime land and building high-quality residential properties and hotels. We have a highly-qualified team, whose skills and knowledge span across all key areas of real estate development and operations, including, among others, land identification and acquisition, government licensing and relations, project management, and commercialization and sales. Our experienced team, together with the standardization of our processes and our sophisticated management tools, enables us to consistently launch new projects, as well as successfully undertake a large number of projects at the same time.

We manage and actively participate in every aspect of our luxury residential property development and hotel development, from search and acquisition of the land, to product design, marketing, sales, construction management, purchase of supplies, post-sale services, and financial planning, with the assistance of specialized companies at each development stage. While the decisions and control of these functions remain with us, actual execution of certain functions, such as architecture and construction, is entrusted to specialized companies under our close supervision. The specialized companies we work with include real estate agencies, which help us identify land and development sites for acquisition and customers for our luxury residential properties and hotels, and design firms and construction companies, to which we outsource the design work and construction for our luxury residential property and hotel projects. We do not work with financing companies to obtain financing for our customers. For details about our relationships with real estate agencies, design firms, and construction companies, see “—Our Project Development Process—Opportunity Identification and Land Acquisition,” “—Our Project Development Process—Project Planning and Design,” and “—Our Project Development Process—Project Construction and Management,” respectively. This business model enables us to achieve excellence in production for each location and segment, ensure effective working capital management, and choose the best possible partner for each aspect of the work, all while keeping an organizational structure that can adapt to changes in business volume.

Luxury Residential Properties

Single-family Homes

We develop and sell single-family homes to individual customers, primarily in Tokyo, Kanagawa prefecture, and Sapporo. Our target individual customers are wealthy family buyers who look for luxury single-family homes as primary residence in Tokyo, Kanagawa prefecture, and Sapporo.

The entire process of a given single-family home project, from land acquisitions to delivery of the completed project, typically takes approximately 10 months.

The following tables show the key operating results for our development and sales of single-family homes for the fiscal years ended June 30, 2026, 2025, and 2024, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2026	June 30, 2025	June 30, 2024
Number of projects at the beginning of the period	23	30	60
New orders added during the period	50	87	82
Delivered projects(1) during the period	51	94	112
Number of projects at the end of the period	22	23	30
Average sale price for delivered projects during the period (including land)	JPY97,795 thousand	JPY122,682 thousand	JPY107,161 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.

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

The following table shows the key operating results for our development and sales of condominiums for the fiscal years ended June 30, 2026, 2025, and 2024, respectively:

	For the fiscal year ended	For the fiscal year ended	For the fiscal year ended
	June 30, 2026 (2)	June 30, 2025	June 30, 2024
Number of projects at the beginning of the period	7	10	7
New orders added during the period	26	22	40
Delivered projects(1) during the period	19	25	37
Number of projects at the end of the period	14	7	10
Average sale price for delivered projects during the period (including land)	JPY514,768 thousand	JPY373,196 thousand	JPY386,362 thousand

Note:

(1)	Delivered projects refer to projects for which both the land parcels and building have been delivered.
(2)	Including units of condominiums developed and sold by us.

Hotels

We develop and sell hotels, primarily apartment-style extended-stay hotels under our ENT TERRACE brand, as well as land parcels for hotel development, to institutional customers, which include real estate investment companies, private investors, and hotel owner-operators. In certain cases, we continue to operate the hotel after the sale under a fixed-term building lease agreement with the purchaser (see “—Our Growth Strategies—Continue to develop and expand our hotel business”).

The entire process of a given hotel project, from land acquisitions to delivery of the completed project, typically takes approximately 36 months.

Our Project Development Process

We have a systematic and standardized process of project development for our single-family homes, condominiums, and hotels, which we implement through several well-defined phases as follows:

Opportunity Identification and Land Acquisition

The first stage of our development process involves the identification of new opportunities. We identify land and development sites for acquisition as well as customers through introduction by real estate agencies. We do not have any agreements with these real estate agencies that require them to continue to source land and development sites or customers to us on an advantageous basis or at all. Instead, we rely on the business relationships we have built over the years while working with these real estate agencies, many of which have cooperated with us for over 15 years. Since our inception in 2001, we have developed approximately 1,400 luxury residential properties in Tokyo, Kanagawa prefecture, and Sapporo, making us one of the few developers that have a proven track record of developing luxury residential properties in these areas. The wide recognition of our brand and Mr. Eiji Nagahara’s decades of good will and relationships built over his career also help us become a trusted partner of real estate agencies. See “—Our Competitive Strengths—Easy access to land parcels as a result of our long operating history and strong brand awareness.” As a result, real estate agencies that we work with proactively choose to source land parcels that are best suited to our preferences to us, and we are generally able to avoid excessive bidding pressures. During the fiscal years ended June 30, 2026, 2025, and 2024, 60, 60, and 60 real estate agencies introduced approximately 170, 170, and 170 land parcels and approximately 170, 170, and 170 customers to us, respectively. In identifying suitable land parcels, we consider various factors, including the supply and demand dynamics in local areas, preferences of our target individual and institutional customers, land prices, and proximity to downtown and convenient transportation.

We generally acquire land parcels from private landowners. For our single-family home projects, after both land spots and individual customers are identified through the introduction of real estate agencies, we acquire the land through financing with short-term bank loans (typically with terms ranging from three to six months and interest rates ranging from 1.75% to 10%). The interest rate range increased from the range of 1.5% to 4.2% reported in the annual report on the Form 20-F for the fiscal year ended June 30, 2025 filed by the Company with the SEC on October 30, 2025 to the range of 1.75% to 10% because (i) our interest-bearing debt increased 44% to JPY17.5 billion during the fiscal year ended June 30, 2026 to fund the expansion of our real estate inventory and our hotel developments, and (ii) domestic interest rates rose in response to the Bank of Japan’s successive rate hikes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely substantially on short-term borrowings to fund our operations, and the failure to renew these short-term borrowings or the failure to continue to obtain financing on favorable terms, if at all, may adversely affect our ability to operate our business” for more information. Because our short-term land loans reprice every three to six months, these increases were reflected in our borrowing costs during the fiscal year ended June 30, 2026. Greater use of non-bank lenders, which charge higher spreads, also contributed. For our condominium projects, as bank loans are generally not available for financing land acquisitions for condominiums due to the larger size and higher risk of such projects, we typically fund such land acquisitions using cash generated from our operations. For our hotel projects, we acquire land parcels primarily through borrowings from financial institutions. During the fiscal year ended June 30, 2026, we acquired 14 land parcels for hotel projects, located mainly in central Tokyo and in Sapporo, all financed by such borrowings. As of June 30, 2026, we had 23 hotel projects ongoing, including a site in Shinjuku 1-chome, Shinjuku-ku, Tokyo, for which the purchase contract had been signed but settlement had not yet taken place. Among these hotel projects, we plan to develop a hotel at the Shinjuku location under our GLOBAL DESIGN HOTEL brand, and a hotel under our Jinryu Series at a site in Ikegami, Ota-ku, Tokyo, acquired in January 2025.

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

We outsource our design work to reputable third-party design firms. Our internal project management team, with eight employees as of June 30, 2026, works closely with project managers as well as external designers and architects to ensure that our designs comply with Japanese laws and regulations, and meet our design and other project objectives. Our senior management is also actively involved in the whole process, especially in the master planning and architectural design of our projects. We use our enterprise resource planning systems to conduct preliminary planning and scheduling for each stage of the development project, including planning our outsourcing requirements for the project construction stage.

We seek to create residential properties with high-quality design by incorporating certain design features, such as landscaped environments. In determining the architectural designs of our projects, we consider the proposed type of products to be developed as well as the surrounding environment and neighborhood. We also aim to create hotels whose design reflects the character of each location: our ENT TERRACE hotels offer apartment-style, extended-stay accommodation designed for comfort and privacy and our planned GLOBAL DESIGN HOTEL brand are to be designed in collaboration with luxury brands.

During the fiscal years ended June 30, 2026, 2025, and 2024, we cooperated with 15, 15, and 15 third-party design firms, respectively. In selecting external design firms, we consider, among other things, their reputation for reliability and quality, their track record with us, the design proposed, and the price quoted. Our internal project management team monitors the progress and quality of the design firms to ensure that they meet our requirements.

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

For sales of our hotels, we sell either land parcels for hotel development, under a land sales contract similar to that used for our single-family home land sales, or completed hotels (land and building) to institutional customers. For sales of completed hotels, we typically enter into a single sales contract covering both the land and the building with the purchaser. Upon signing the contract, we typically receive a deposit of approximately 10% of the purchase price from the purchaser, with the remaining balance payable upon the construction completion and the transfer of property ownership being recorded. In certain cases, we enter into a fixed-term building lease agreement with the purchaser upon completion and continue to operate the hotel under our Master Lease Business. We fund the land acquisition and construction of our hotels through borrowings from financial institutions and cash generated from our operations. The construction of the hotels (including the purchase of raw materials) is outsourced to contractors.

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

During the fiscal years ended June 30, 2026, 2025, and 2024, we outsourced projects to 12, 12, and 12, construction companies, respectively. For the same fiscal years, payments to our single largest construction contractor accounted for 15%, 15%, and 15%, respectively, of our total payments under our construction contracts. For the same fiscal years, payments to our five largest construction contractors accounted for 80%, 80%, and 80%, respectively, of our total payments under our construction contracts.

After-sale Services and Delivery

The delivery cycles generally range from six to nine months and are set out in the construction contracts entered into with our customers, and we are subject to penalty payments to the purchasers for any delay in delivery caused by us. We closely monitor the progress of construction of our residential property and hotel projects and conduct pre-delivery property inspections to ensure timely delivery. Once a property development has been completed, has passed the requisite government inspections, and is ready for delivery, we will notify our customer and hand over keys and possession of the property. After the completion and delivery of the property, we receive the remaining 90% of purchase price of the construction contract. We assist our customers in various title registration procedures relating to their properties.

Quality Control

Under our contracts with customers in relation to our single-family homes and condominiums and in accordance with Japanese law, the properties we develop are subject to a 10-year quality warranty. For our hotel projects, the warranty period and scope are set out in each sales contract and the related construction contract. We emphasize quality control to ensure that our buildings and residential units meet our standards and provide high-quality service. We select only experienced design and construction companies. We provide customers with warranties covering the building structure and certain fittings and facilities of our properties in accordance with the relevant regulations. To ensure construction quality, our construction contracts contain quality warranties and penalty provisions for poor work quality. In the event of delay or poor work quality, the contractor may be required to pay pre-agreed damages under our construction contracts.

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

Hotel Operations

We operate hotels under our brands, ENT TERRACE and Jinryu Series. During the fiscal years ended June 30, 2026, 2025, and 2024, we operated nine, seven, and six hotels, respectively. Our hotels under ENT TERRACE brand are generally located in Tokyo near train stations and popular tourist attractions. The Jinryu Series is inspired by Japanese mythology and is expected to be located mainly in Japanese traditional sites, such as Ise, Izumo, and Ikegami temples. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, recent occupancy levels, and seasonal occupancy fluctuations.

The table below summarizes information about our hotels as of the date of this annual report.

				Starting
				Room Rate
Name	Location	Year Opened	Maximum Capacity	(Per Night)
ENT TERRACE
ENT TERRACE Komagome	Toshima Ward, Tokyo	August 2019	11	$288
ENT TERRACE Horikiri Shobuen	Katsushika Ward, Tokyo	March 2020	6	$77
ENT TERRACE Shinagawa Higashi-oi	Shinagawa Ward, Tokyo	October 2020	12	$62 per floor
ENT TERRACE Omori Sanno Kosher Hotel	Ota Ward, Tokyo	June 2021	7	$329
ENT TERRACE Asakusa	Taito Ward, Tokyo	October 2022	48	$400 per floor
ENT TERRACE Akihabara	Chiyoda Ward, Tokyo	February 2023	40	$350 per floor
ENT TERRACE Ginza	Chuo Ward, Tokyo	December 16, 2024	40	$600 per floor
ENT TERRACE Asakusabashi	Taito Ward, Tokyo	July 2025	33	$400 per floor
ENT TERRACE Gakugeidaigaku	Meguro Ward, Tokyo	July 2026	32	$400 per floor
Jinryu Series
Jinryu Hotel Ise	Ise, Mie	March 2026	4	$328 per room
Jinryu Hotel Izumo	Izumo, Shimane	September 2026	4	$1,000 per room

Residential Leasing

We lease apartment building units to individual customers both in Japan and in Dallas, Texas. During the fiscal years ended June 30, 2026, 2025, and 2024, we leased apartment units in 11, 14, and 16 apartment buildings to 30, 37, and 61 individual customers, respectively. The rent is typically between JPY43,000 and JPY500,000 and the lease terms usually range from 12 to 36 months. We also provide other services such as property brokerage, property management, and utilities services.

Glocaly Platform

We launched our interactive media platform, Glocaly, in October 2021, as a listing and marketing platform seeking to facilitate matching of sellers and buyers of condominiums. Our Glocaly platform is designed to engage customers of our condominiums globally with our condominiums as well as partnered condominiums for sales across Tokyo, Kanagawa prefecture, and Sapporo, with potentially localized portfolio in other countries/regions, such as the U.S. and Hong Kong. Glocaly leverages interactive media to attract sellers and customers and facilitate matching of them. Glocaly also connects to financing providers and other affiliated service providers, such as renovation, to make it more convenient for our customers. Our Glocaly platform currently functions as a sales promotion platform. The features of Glocaly include customized selections of condominiums, the electronic know your customer process, an interactive media portal, including videos and 360-degree views of condominiums, and artificial intelligence-powered translation in more than 100 languages, making Glocaly a platform that can be accessed by investors around the world. Effective September 1, 2026, the Glocaly platform and our digital transformation business, including digital content production for real estate clients, are operated by our wholly owned subsidiary GLOCALY Co., Ltd.

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

Competition

We primarily face competition in the luxury residential property and hotel industry in Tokyo, Kanagawa prefecture, and Sapporo. The luxury residential property and hotel industry in Tokyo, Kanagawa prefecture, and Sapporo is competitive. We compete primarily with local residential property developers as well as large national and overseas residential property developers that have also started to enter these markets. As a boutique real estate developer, we compete on the basis of, among other things, customers, desirable lots, the types of products offered, brand recognition, price, design and quality, financing, raw materials, and skilled labor. Increased competition may prevent us from acquiring attractive lots on which we can build condominiums or make such acquisitions more expensive, hinder our market share expansion or lead to pricing pressures on our condominiums that may adversely impact our margins and revenue. Our competitors may independently develop land and construct condominium units that are superior or substantially similar to our products and, because they are or may be significantly larger, have a longer operating history, and/or have greater resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. We also compete with other residential property developers that have longstanding relationships with agencies, subcontractors, and suppliers in the markets in which we operate or may operate in the future. We believe that, through our long operating history and strong brand awareness as well as our in-depth understanding of the residential property market in Tokyo, Kanagawa Prefecture, and Sapporo, we will be able to react more quickly than these competitors to market opportunities and changes in market trends.

Intellectual Property

We rely on a combination of trademarks, service marks, domain name registrations, and contractual restrictions to establish and protect our brand name and logos, marketing designs, and internet domain names.

As of the date of this annual report, we have registered:

●	24 trademarks in Japan for real estate-related services and other goods and services directly and indirectly related to our business operations; and
●	8 domain names in Japan.

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

Employees

We had 81, 76, and 70 full-time employees as of June 30, 2026, 2025, and 2024, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of June 30, 2026:

Function	Number
Management	7
Finance	5
Planning and development	19
Project construction management	10
Sales and marketing	20
Property management	11
Administrative and human resources	9
Total	81

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

In addition to our full-time employees, we had 3, 2, and 2 independent contractors as of June 30, 2026, 2025, and 2024, respectively. These independent contractors are primarily responsible for planning and development of our projects.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 4,243 square feet, with a lease term from December 2024 to November 2026 and a monthly rent of JPY2,623,720. The lease agreement automatically renews for successive three-year terms, unless either party notifies the other party of its intention to the contrary in writing no later than six months before the expiration of the then current term. The lease will be automatically renewed in December 2026.

As of the date of this annual report, we own an aggregate of 4,101 square feet of buildings and land in Tokyo (other than inventories for our real estate development and sales).

We lease offices in Yokohama, Japan, from an independent third party with an area of approximately 1,293.5 square feet, with a lease term from September 1, 2024 to August 31, 2027 and a monthly rent of JPY518,519.

We also leased offices in Sapporo, Japan, in April 2018 from an independent third party with an area of approximately 766 square feet and a monthly rent of JPY204,535. The lease agreement is for a term of three years, and it automatically renews for successive one-year terms, unless we notify the landlord of our intention to the contrary in writing no later than three months before the expiration of the then current term or the landlord notifies us of its intention to the contrary in writing no later than six months before the expiration of the then current term.

We have also leased an office in Shinagawa-ku, Tokyo, Japan, from an independent third party. The office has an area of approximately 650 square feet. The lease term is from July 8, 2026, to July 7, 2028, with a monthly rent of JPY381,283. The agreement automatically renews for successive two-year terms unless we notify the landlord of our intention to the contrary no later than three months before the expiration of the then current term or the landlord notifies us of its intention to the contrary no later than six months before the expiration of the then current term.

Furthermore, we leased an office in Setagaya-ku, Tokyo, Japan. The office has an area of approximately 1,251 square feet. The initial five-year lease term runs from December 23, 2021 to December 22, 2026, with a monthly rent of JPY 800,000. The lease agreement automatically renews for successive three-year terms, unless either party notifies the other party of its intention to the contrary in writing no later than three months before the expiration of the then current term. The lease will be automatically renewed in December 2026.

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

A.Operating Results

(In thousands, except change % data)	Fiscal Years Ended June 30,
	2026 ($)	2026 (¥)	2025 (¥)	2024 (¥)
Revenue:
Real estate sales	107,379	17,460,826	18,307,409	18,487,074
Other revenue	4,387	713,380	535,254	463,609
Total revenue	111,766	18,174,206	18,842,663	18,950,683
Cost of revenue and operating expenses:
Cost of sales – real estate	91,760	14,921,029	14,756,750	15,721,271
Cost of sales – other	3,550	577,254	357,279	279,806
Selling, general and administrative expenses	10,756	1,749,055	2,253,653	2,051,040
Total cost of revenue and operating expenses	106,066	17,247,338	17,367,682	18,052,117
Operating income	5,700	926,868	1,474,981	898,566
Other income / (expense)	629	102,222	(35,881)	73,759
Interest expense	(306)	(49,798)	(44,544)	(18,286)
Total other income (expense)	323	52,424	(80,425)	55,473
Income before income taxes	6,023	979,292	1,394,556	954,039
Income taxes	2,073	337,032	548,331	327,869
Net income	3,950	642,260	846,225	626,170
Net loss attributable to the noncontrolling interests	—	—	(559)	(789)
Net income attributable to ordinary shareholders	3,950	642,260	846,784	626,959
Foreign currency translation gain (loss)	17	2,687	(11,905)	10,512
Total comprehensive income	3,967	644,947	834,879	637,471

Supplemental Disclosures	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
(In thousands, except change % data)	June 30, 2026	June 30, 2025	June 30, 2024
Gross margin %	14.7%	19.8%	15.6%
Operating Profit %	5.1%	7.8%	4.7%
Single-family home land deliveries – Units	38	70	71
Single-family home land deliveries – Average Sale price (¥ in Thousands)	118,608	89,108	76,841
Single-family home building deliveries – Units	13	24	41
Single-family home building deliveries – Average Sale price (¥ in Thousands)	39,956	33,574	30,320
Condominium land deliveries – Units	18	20	33
Condominium land deliveries – Average Sale price (¥ in Thousands)	540,155	320,736	353,179
Condominium building deliveries – Units	1	5	4
Condominium building deliveries – Average Sale price (¥ in Thousands)	57,799	52,460	33,335
Hotel land deliveries – Units	3	4	—
Hotel land deliveries – Average Sale price (¥ in Thousands)	859,000	1,126,984	—
Hotel building deliveries – Units	—	—	—
Hotel building deliveries – Average Sale price (¥ in Thousands)	—	—	—

Revenue

Revenue from real estate sales decreased by 4.6% to JPY17,460,826 thousand (approximately $107,379 thousand) in the fiscal year ended June 30, 2026 from JPY18,307,409 in the fiscal year ended June 30, 2025, primarily driven by the following factors:

●	38 units of land deliveries for single-family home in the fiscal year ended June 30, 2026, down from 70 units delivered in the prior fiscal year because the Company focused on condominium development rather than single-family home. Average sale price increased by 33.1% year-over-year to JPY118,608 thousand mainly because the sales were in areas with high sales prices.
●	13 units of single-family home building deliveries in the fiscal year ended June 30, 2026, down from 24 units delivered in the prior fiscal year. Average sale price increased by 10.1% year-over-year to JPY39,956 thousand because the single-family homes were in areas with high market value.
●	18 units of land deliveries for condominiums in the fiscal year ended June 30, 2026, down from 20 units delivered in the prior fiscal year. Average sale price increased by 68.4% year-over-year to JPY540,155 thousand, mainly because the proportion of units sold at high prices increased.
●	1 unit of condominium building deliveries in the fiscal year ended June 30, 2026, down from 5 units delivered in the prior fiscal year. Average sale price increased by 10.2% year-over-year to JPY57,799 thousand because the unit delivered was located in an area with higher market value.
●	3 land parcels for hotel development were delivered in the fiscal year ended June 30, 2026, down from 4 land parcels delivered in the prior fiscal year. The average sale price of hotel land deliveries decreased by 23.8% year-over-year to JPY859,000 thousand, mainly due to differences in the size and location of the parcels delivered.

Revenue from real estate sales decreased by 1.0% to JPY18,307,409 thousand in the fiscal year ended June 30, 2025 from JPY18,487,074 in the fiscal year ended June 30, 2024, primarily driven by the following factors:

●	70 units of land deliveries for single-family home in the fiscal year ended June 30, 2025, down from 71 units delivered in the prior fiscal year because the Company focused on condominium development rather than single-family home. Average sale price increased by 16.0% year-over-year to JPY89,108 thousand mainly because the sales were in areas with high sales prices.
●	24 units of single-family home building deliveries in the fiscal year ended June 30, 2025, down from 41 units delivered in the prior fiscal year. Average sale price increased by 10.7% year-over-year to JPY33,574 thousand because the single-family homes were in the areas with high market value.
●	20 units of land deliveries for condominiums in the fiscal year ended June 30, 2025, down from 33 units delivered in the prior fiscal year. Average sale price decreased by 9.2% year-over-year to JPY320,736 thousand because the number of units sold with high price decreased.
●	5 units of condominium building deliveries in the fiscal year ended June 30, 2025, up from 4 units delivered in the prior fiscal year. Average sale price increased by 57.4% year-over-year to JPY52,460 thousand because the number of units sold with high price increased.
●	4 land parcels for hotel development were delivered in the fiscal year ended June 30, 2025, compared to none in the prior fiscal year, with average sale prices of JPY1,126,984 thousand.

Other revenue increased by 33.3% to JPY713,380 thousand (approximately $4,387 thousand) in the fiscal year ended June 30, 2026 from JPY535,254 thousand in the fiscal year ended June 30, 2025. This growth was primarily driven by an increase in the number of hotels and a rise in the average daily rate per room.

Other revenue increased by 15.5% to JPY535,254 thousand in the fiscal year ended June 30, 2025 from JPY463,609 thousand in the fiscal year ended June 30, 2024. This growth was primarily driven by the opening of new hotels and an increase in average daily rates during the fiscal year ended June 30, 2025.

Cost of Revenue and Gross Margin

Cost of revenue primarily includes the lot purchase costs and demolition costs associated with each lot, construction costs of each home, capitalized interest, building permits and other local municipality related costs, internal and external realtor commissions, and warranty costs (both incurred and estimated to be incurred)

Cost of revenue for real estate sales increased by 1.1% to JPY14,921,029 thousand (approximately $91,760 thousand) in the fiscal year ended June 30, 2026, from JPY14,756,750 thousand in the fiscal year ended June 30, 2025, primarily due to rising interest rates, higher funding costs, and increased outsourcing expenses due to inflation.

Cost of revenue for real estate sales decreased by 6.1% to JPY14,756,750 thousand in the fiscal year ended June 30, 2025, from JPY15,721,271 thousand in the fiscal year ended June 30, 2024, primarily due to selling of properties with low cost of revenue.

Gross margin decreased to 14.7% in the fiscal year ended June 30, 2026, compared to 19.8% in the fiscal year ended June 30, 2025, primarily driven by higher costs in the real estate segment and increased rent expenses in the hotel segment.

Gross margin slightly increased to 19.8% in the fiscal year ended June 30, 2025, compared to 15.6% in the fiscal year ended June 30, 2024, primarily driven by sales of high-yield hotels.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily consist of payroll expenses, sales commissions, consulting expenses, and taxes and public dues.

Selling, general, and administrative expenses were JPY1,749,055 thousand (approximately $10,756 thousand) in the fiscal year ended June 30, 2026, compared to JPY2,253,653 thousand for the fiscal year ended June 30, 2025. As a percentage of revenue, these expenses decreased to 9.6% in the fiscal year ended June 30, 2026, from 12.0% in the fiscal year ended June 30, 2025, primarily due to decreased sales commission and advisory fees.

Selling, general, and administrative expenses were JPY2,253,653 thousand in the fiscal year ended June 30, 2025, compared to JPY2,051,040 thousand for the fiscal year ended June 30, 2024. As a percentage of revenue, these expenses increased to 12.0% in the fiscal year ended June 30, 2025, from 10.8% in the fiscal year ended June 30, 2024, primarily due to increased sales commission and advisory fees.

Operating Margin

As a result of the foregoing, operating income decreased by 37.2% year-over-year to JPY926,868 thousand (approximately $5,700 thousand) in the fiscal year ended June 30, 2026 from JPY1,474,981 thousand in the prior fiscal year, and operating profit margin decreased to 5.1%, from 7.8% in the prior fiscal year.

Operating income increased by 64.1 % year-over-year to JPY1,474,981 thousand in the fiscal year ended June 30, 2025 from JPY898,566 thousand in the prior fiscal year, and operating profit margin increased to 7.8% from 4.7% in the prior fiscal year.

Interest Expenses

Interest expenses increased to JPY49,798 thousand (approximately $306 thousand) in the fiscal year ended June 30, 2026 from JPY44,544 thousand in the fiscal year ended June 30, 2025, resulting from the increase in loan balance as well as the increase in the interest rates.

Interest expenses increased to JPY44,544 thousand in the fiscal year ended June 30, 2025 from JPY18,286 thousand in the fiscal year ended June 30, 2024, resulting from the increase in loan balance as well as the increase in the interest rates.

Other Income, net

Other income was JPY102,222 thousand (approximately $629 thousand) in the fiscal year ended June 30, 2026 compared to other expense of JPY35,881 thousand in the fiscal year ended June 30, 2025, primarily attributable to gains on the sale of shares held and revenue from penalty payments.

Other expense was JPY35,881 thousand in the fiscal year ended June 30, 2025 compared to other income of JPY73,759 thousand in the fiscal year ended June 30, 2024, primarily due to impairment loss on equity securities without readily determinable fair values of JPY23,509 thousand recorded only in the fiscal year ended June 30, 2025 and cancellation penalty income of JPY63,150 thousand recorded only in the fiscal year ended June 30, 2024.

Provision for Income Taxes

For the fiscal years ended June 30, 2026, 2025, and 2024, we had a tax provision of JPY337,032 thousand ($2,073 thousand), JPY548,331 thousand and JPY327,869 thousand, respectively, which resulted in an overall effective income tax rate of 34.4%, 39.3%, and 34.4%, respectively. The overall effective income tax rate was lower in fiscal year 2026 compared to fiscal year 2025, primarily reflecting a smaller impact of non-deductible permanent differences and a true-up adjustment of prior-year taxes, which brought the effective rate closer to the statutory rate. The overall effective income tax rate was higher in fiscal year 2025 compared to fiscal year 2024, primarily reflecting the impact of more unfavorable permanent differences and more prefecture, local, and enterprise taxes.

Profit (Loss)

As a result of the foregoing, our net income decreased by 24.1% to JPY642,260 thousand (approximately $3,950 thousand) in the fiscal year ended June 30, 2026 from JPY846,225 thousand in the fiscal year ended June 30, 2025.

Our net income increased by 35.1% to JPY846,225 thousand in the fiscal year ended June 30, 2025 from JPY626,170 thousand in the fiscal year ended June 30, 2024.

B.	Liquidity and Capital Resources

We believe we have a prudent strategy for company-wide cash management, including controls related to cash outflows for lot purchases and general contractor and subcontractor management as well as access to short-term borrowings and shortened cash conversion cycles related to our land delivery strategy.

As of June 30, 2026, we had JPY2,505,071 thousand (approximately $15,405 thousand) in cash and deposits.

We intend to generate cash from the sale of our inventory net of loan release payments on our short-term land bank financing and we intend to re-deploy the net cash generated from the sale of inventory to acquire land and further grow our operations over the next three years.

Our principal uses of capital are land acquisitions, building construction, operating expenses, and payment for routine liabilities. We primarily use funds generated by operations and available borrowings to meet our short-term working capital requirements and utilize shareholder funding for select growth opportunities when appropriate. We are focused on generating high margins in our development operations and acquiring desirable land positions while maintaining our asset-light land financing strategy that conserves liquidity while allowing us to remain opportunistic in achieving growth in the prime locations across Tokyo, Kanagawa prefecture, and Sapporo.

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

Cash Flows

The following table summarizes our cash flows for the fiscal years indicated:

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net income	¥642,260	¥846,225	¥626,170
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	121,124	110,448	102,713
Loss on disposal of assets	—	320	5,852
Gain on sales of assets	—	(1,000)	—
Impairment loss on property and equipment	—	14,741	—
Impairment loss on real estate inventories	1,252	6,013	—
Non-cash finance lease expense	28,265	28,503	23,847
Gain on finance lease cancellation	(566)	—	—
Investment revaluation (gain) loss	9,188	(4,459)	1,965
Gain on sales of investment in marketable securities	(14,242)	—	—
Impairment loss on equity securities without readily determinable fair values	34,804	23,509	—
Deferred income taxes, net	10,124	4,418	50,993
Changes in assets and liabilities:
Accounts receivable, net	(6,286)	(15,664)	(16,246)
Real estate inventory	(4,640,243)	1,204,545	1,122,406
Contract assets	38,728	95,081	199,522
Prepaid and other current assets	(581,646)	112,238	(290,238)
Operating lease, net	(2,322)	(2,307)	2,655
Other assets	(54,946)	(156,158)	15,890
Accounts payable	30,444	433,699	(130,709)
Contract liabilities	374,879	207,224	(130,271)
Accrued expenses and other current liabilities	(427,201)	405,722	(12,654)
Net cash provided by (used in) operating activities	(4,436,384)	3,313,098	1,571,895
Cash flows from investing activities:
Purchases of property and equipment	(872,627)	(2,521,787)	(2,221,499)
Proceeds from sale of property and equipment	—	3,182	—
Purchases of intangible assets	(692)	(2,351)	(6,359)
Purchase of investments and investments in marketable securities	(82,988)	(100,841)	(15,203)
Proceeds from sale of investments in marketable securities	39,415	—	—
Net cash used in investing activities	(916,892)	(2,621,797)	(2,243,061)
Cash flows from financing activities:
Proceeds from notes payable	18,295,279	14,734,600	15,014,801
Payments on notes payable	(12,923,954)	(13,969,871)	(14,745,923)
Payments on IPO costs	—	—	(229,046)
Proceeds from common stock issuance	—	—	1,187,428
Dividend payments	(136,419)	(40,926)	(24,998)
Purchases of noncontrolling interest	—	(49)	—
Repayments of principal portion of finance lease liability	(27,790)	(27,999)	(25,689)
Net cash provided by financing activities	5,207,116	695,755	1,176,573
Effect of exchange rate change on cash and cash equivalents	(5,629)	(30,880)	8,904
Net increase in cash and cash equivalents	(151,789)	1,356,176	514,311
Cash and cash equivalents, beginning of year	2,656,860	1,300,684	786,373
Cash and cash equivalents, end of year	¥2,505,071	¥2,656,860	¥1,300,684
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥49,798	¥44,544	¥352,355
Income taxes	¥731,142	¥309,482	¥316,050
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥1,023,288	¥747,616	¥2,613
Finance lease right - of - use assets obtained in exchange for finance lease liabilities	¥31,598	¥38,066	¥38,673
Purchases of property and equipment in accounts payable	¥135,300	¥—	¥—

Operating Activities

Net cash used in operating activities was JPY4,436,384 thousand (approximately $27,282 thousand) for the fiscal year ended June 30, 2026, compared to JPY3,313,098 thousand of net cash provided by operating activities during the fiscal year ended June 30, 2025. The change was primarily attributable to the increase in real estate inventory of JPY4,640,243 thousand and in prepaid and other current assets, as well as the decrease in accrued expenses and other current liabilities, partially offset by the increase in contract liabilities.

Net cash provided by operating activities was JPY3,313,098 thousand for the fiscal year ended June 30, 2025, compared to JPY1,571,895 thousand of net cash provided by operating activities during the fiscal year ended June 30, 2024. The increase in net cash provided by operating activities was primarily attributable to the increase in net income, the decrease in real estate inventory and prepaid and other current assets, and the increase in accounts payable, contract liabilities and accrued expenses and other current liabilities compared to the prior year.

Investing Activities

Net cash used in investing activities was JPY916,892 thousand (approximately $5,639 thousand) for the fiscal year ended June 30, 2026, compared to JPY2,621,797 thousand for the fiscal year ended June 30, 2025. The decrease was primarily attributable to fewer purchases of property and equipment and the proceeds from sales of investments in marketable securities.

Net cash used in investing activities was JPY2,621,797 thousand for the fiscal year ended June 30, 2025, compared to JPY2,243,061 thousand for the fiscal year ended June 30, 2024. The increase in net cash used in investing activities was primarily attributable to more purchases of property and equipment and investments compared to the prior year.

Financing Activities

Net cash provided by financing activities was JPY5,207,116 thousand (approximately $32,022 thousand) for the fiscal year ended June 30, 2026, compared to JPY695,755 thousand for the fiscal year ended June 30, 2025. The increase was primarily attributable to increased net borrowings on notes payable, partially offset by increased dividend payments.

Net cash provided by financing activities was JPY695,755 thousand for the fiscal year ended June 30, 2025, compared to JPY1,176,573 thousand for the fiscal year ended June 30, 2024. The decrease in net cash provided by financing activities was primarily attributable to the fact that there were proceeds from common stock issuance of JPY1,187,428 thousand in the fiscal year ended June 30, 2024, which was partially offset by IPO related costs of JPY229,046 thousand in the fiscal year ended June 30, 2024 and increased net borrowing by JPY495,851 thousand in the fiscal year ended June 30, 2025 compared to June 30, 2024.

Credit Facilities

As of June 30, 2026 and 2025, we had total short-term notes payable of JPY6,279,946 thousand (approximately $38,620 thousand) and JPY5,000,212 thousand respectively, with various lenders. These notes payable are collateralized by the land parcels we buy and in turn sell to the ultimate customers. The maturities on these short-term land loans were up to six months with a cost of capital ranging from 1.75% to 10.0% annually.

Our long-term notes payable, excluding the current portion, as of June 30, 2026 and 2025, consisted of aggregate principal balances of JPY6,253,645 thousand (approximately $38,458 thousand) and JPY4,557,855 thousand respectively, at a cost of capital ranging from 1.45% to 10.0% annually.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026 and 2025.

Contractual Obligations

Scheduled contractual obligations required for the five years following June 30, 2026 and thereafter are as follows:

	Payments Due by Period for the Fiscal Years Ending June 30,
(in thousands of JPY)	2027	2028	2029	2030	2031	Thereafter	Total
Short-term notes payable	6,279,946	—	—	—	—	—	6,279,946
Long-term notes payable	5,006,333	1,442,158	2,761,971	102,290	549,416	1,397,810	11,259,978
Interest on long-term notes payable	328,170	252,667	164,591	71,324	61,902	362,226	1,240,880
Operating lease obligations	308,852	272,213	171,524	117,027	117,052	1,085,657	2,072,325
Finance lease obligations	26,633	23,290	17,214	9,595	1,431	—	78,163
Total	11,949,934	1,990,328	3,115,300	300,236	729,801	2,845,693	20,931,292

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2025 to June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

Our Business Environment and Current Outlook

During the fiscal years ended June 30, 2026, 2025, and 2024, we continued to experience strong demand for our real properties. We believe the strong demand for new real properties was due to a number of factors, including a supply-demand imbalance resulting from over a decade of underproduction of new real properties, low mortgage rates, a tight supply of resale real properties, favorable demographics, and a renewed appreciation for the importance of homes. Additionally, the weak yen and the stable Tokyo real estate market attracted increased interest from foreign investors. We believe many of these factors will continue to support demand in the foreseeable future.

In response to the strong demand and in an effort to drive profitability and manage growth, we continued to raise prices for our single-family home and condominium projects.

Competitive Landscape

We primarily face competition in the luxury residential property and hotel industry in Tokyo, Kanagawa prefecture, and Sapporo. We compete primarily with local residential property developers as well as large national and overseas residential property developers that have also started to enter these markets. As a boutique real estate developer, we compete on the basis of, among other things, customers, desirable lots, the types of products offered, brand recognition, price, design and quality, financing, raw materials, and skilled labor.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth information regarding members of our board of directors and our executive officers as of the date of this annual report.

Name	Age	Position(s)
Eiji Nagahara	58	President, Chief Executive Officer, and Representative Director
Ken Takahashi	63	Chief Financial Officer
Hidekazu Hamagishi	47	Managing Director
Kenichi Homma	55	Managing Director, Head of the Second Development Division, and General Manager of the Yokohama Supervisory Branch
Akiya Ueki	70	Director and Audit and Supervisory Committee Member
Hiroyuki Saito	59	Independent Director and Audit and Supervisory Committee Member
Ryoma Iida	40	Independent Director and Audit and Supervisory Committee Member

Mr. Eiji Nagahara is our founder and has served as our president since November 2003 and our chief executive officer and representative director since March 2001. He has also served as chief executive officer and president of GLOCALY Co., Ltd. since June 2026. Prior to founding our Company, Mr. Nagahara worked at multiple real estate companies, including FEC Co., Ltd. from June 1999 to February 2001, Mibu Co., Ltd. from July 1997 to May 1999, and Uptown Co., Ltd. from October 1995 to June 1997. In September 2019, Mr. Nagahara received his certificate as a Certified International Property Specialist.

Mr. Ken Takahashi has served as our chief financial officer since January 2026. Prior to joining the Company, he served as the Senior Executive Officer and Head of the Financial Management Office at Fujimoto Holdings Co., Ltd. (“Fujimoto Holdings”), a general trading company, from October 2017 to September 2025. During his service at Fujimoto Holdings, he also served as the Senior Executive Officer and Head of Accounting at PIP Co., Ltd., one of the Fujimoto Holdings’ group companies, and the Representative Director and President of PIP Business Associate, another Fujimoto Holdings’ group company. From April 2010 to September 2016, Mr. Ken Takahashi was a senior manager at KPMG Peat Marwick Co., Ltd., an accounting consulting firm, where he served as the Head of Consulting, responsible for accounting consulting and operations manager. From April 2003 to March 2014, he was an Executive Director at Nikko Group VC Capital, where he was involved in initial public offering support and business restructuring projects, serving as Director of Finance and Corporate Strategy for operating companies, primarily focusing on hands-on work related to stock listings. From April 2014 to September 2016, he also served as Representative Director and CEO of Mirai Asset Management Co., Ltd., where he was involved in financial advisory and financial services related to Type 2 financing. Mr. Takahashi received his bachelor’s degree in integrated business and engineering from the University of Michigan in June 1987 and his master’s degree in industrial and operations engineering from the University of Michigan in May 1990.

Mr. Hidekazu Hamagishi has served as our managing director since July 2026 and a member of our board of directors since July 2021. He served as our general manager of the accounting division from July 2012 to June 2026. Prior to joining our Company, Mr. Hamagishi worked at Aisei Drug Co., Ltd., a pharmaceutical company, from December 2011 to March 2012. He worked in the financial services business at Ibis Consulting Co., Ltd. from July 2011 to November 2011, First Management Service Co., Ltd. from March 2011 to June 2011, and SME Guarantee Organization Co., Ltd. from April 2010 to March 2011. Mr. Hamagishi served as the manager of Kasuga Publishing Co., Ltd., a publishing company, from April 2009 to August 2009 and as the chief accountant of S-net Co., Ltd., a real estate company, from July 2008 to January 2009. From January 2006 to May 2008, Mr. Hamagishi worked at Human Design Limited Company, an administrative outsourcing company. From April 2002 to December 2005, Mr. Hamagishi worked at Nissan Satio Saitama Co., Ltd., an automobile company. Mr. Hamagishi received his Bachelor of Law degree from Daito Bunka University in March 2002.

Mr. Kenichi Homma has served as our managing director and head of the second development division since July 2026 and as a member of our board of directors since September 2024. Mr. Homma joined the Company in October 2020 as General Manager of the Yokohama Supervisory Branch and was appointed as an executive officer in July 2022. He served as an executive officer until his appointment as a director in September 2024. Since joining the Company, Mr. Homma has been responsible for the development of the Company’s business mainly in Kanagawa Prefecture, and has continued to lead and promote the business by playing a central role in strategic planning and execution. His experience prior to joining the Company includes roles at Nikos Life Insurance Co., Tell Corporation, Inc., Yokohama Housing Sales Co., Tokyu Livable Inc., and Bader Home Co.

Mr. Akiya Ueki has served as our director and audit and supervisory committee member since September 2023. Prior to that, he served as an administrator at our Company from May 2023 to September 2023. He served as a division director of internal audit at Renewable Japan Co. from May 2021 to April 2023, and as a general manager of audit office at Tokyo Tatemono Real Estate Sales Co. Ltd. from July 2013 to April 2021. Mr. Ueki received his Bachelor of Laws degree from the University of Tokyo in March 1979.

Mr. Hiroyuki Saito has served as our independent director and audit and supervisory committee member since July 2021. Mr. Saito established Saito Certified Public Accountant Office in March 2006, which mainly provides merger and acquisition consulting services to companies in Japan. He founded Mitsuba Audit Corporation, an accounting audit firm in March 2021, and has served as its chief executive officer and representative director since then. Prior to establishing Saito CPA Office, Mr. Saito worked for Ernst & Young ShinNihon LLC and its affiliated companies for 16 years until he retired in 2006, where he was engaged in various business activities, including accounting audits, IPO consulting, and merger and acquisition consulting. Mr. Saito worked for Ginga Audit Corporation as a senior partner from December 2008 to November 2019. He worked for Minami Aoyama Audit Corporation as a senior partner from December 2019 to March 2020. Mr. Saito received his Bachelor of Business Administration degree from Aoyama Gakuin University in March 1990. In August 1993, he received his certificate as a Certified Public Accountant in Japan.

Mr. Ryoma Iida has served as our independent director and audit and supervisory committee member since July 2021. Mr. Iida founded Allegro Law Office in January 2020 and has served as its chief executive officer and representative director since then. He has worked as an attorney at law mainly in transaction disputes, corporate governance, labor disputes, bankruptcy, and business revitalization. Mr. Iida worked as a school legal affairs specialist at the Kobe City Board of Education from April 2020 to March 2021. He worked for Umegae Chuo Law Office as an associate lawyer from January 2014 to December 2019, where he was engaged in resolving various disputes involving companies and individuals. He passed the Japanese bar examination in 2012 and was registered with the Osaka Bar Association in December 2013. Mr. Iida received his Juris Doctor degree from Osaka University Law School in March 2012.

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

For the fiscal year ended June 30, 2026, we paid an aggregate of JPY104,170 thousand (approximately $641 thousand) as compensation to our executive officers and directors and we accrued JPY10,033 thousand (approximately $62 thousand) to provide retirement allowances to our directors and executive officers. The accrued balance of such retirement allowances as of June 30, 2026 was JPY149,488 thousand (approximately $919 thousand).

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Eiji Nagahara	12,234,474	89.7%
Ken Takahashi	—	—
Hidekazu Hamagishi	4,546	*
Kenichi Homma	9,091	*
Akiya Ueki	—	—
Hiroyuki Saito	—	—
Ryoma Iida	—	—
All directors and executive officers as a group (seven individuals):	12,248,111	89.8%
5% Shareholders:
Eiji Nagahara	12,234,474	89.7%
*	Represents less than 1% of the number of Ordinary Shares outstanding.

Note:

(1)	Unless otherwise indicated, the business address of each of the individuals is 16-11 Nampeidai-cho, 6F, Shibuya-ku Tokyo, 150-0036, Japan.

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

During the fiscal year ended June 30, 2026 and up to the date of this annual report, we have not engaged in any material related party transactions.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. Except as disclosed below, we are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results, or financial condition.

The Company has been named as one of numerous issuer defendants in two putative securities class actions filed in the New York Court: Patrick Shane Johnson, et al. v. Lead Real Estate Co., Ltd., et al., Index No. 153671/2026, filed on March 24, 2026 (the “Johnson Action”); and Leyber Gabriel Briones, et al. v. Lead Real Estate Co., Ltd., et al., Index No. 154747/2026, filed on April 13, 2026 (the “Briones Action” and, collectively with the Johnson Action, the “Actions”).

The Actions were brought on behalf of putative classes of investors who invested in, or made investments traceable to, the initial public offerings of numerous issuers, including the Company. The complaints generally allege that the issuer defendants and their underwriters violated Sections 11, 12(a)(2) and 15 of the Securities Act by failing to disclose an alleged coordinated pattern of market manipulation involving numerous nano-cap and micro-cap companies. The complaints do not contain specific factual allegations of wrongdoing by the Company. Plaintiffs seek unspecified compensatory damages, rescission or rescissory damages, costs and expenses, and equitable or injunctive relief.

As of the date of this report, the Company remains a party to the Actions. However, no affidavits of service have been filed with the New York Court confirming service of the complaint on the Company. Although the Company entered a stipulation extending the deadline to respond to the complaints of the Actions, the Company did not accept service. The New York Court has not ruled on the requests to extend the time to serve yet. The New York Court conducted an initial call in the Johnson Action asking plaintiffs what they plan to do with the matter. However, the New York Court did not conduct a case management conference. Counsels are currently negotiating a continued extension of time for defendants to respond to the complaint. In the Briones Action, the New York Court has also scheduled an initial conference to be held on November 5, 2026. The parties are currently discussing a proposed schedule regarding plaintiffs’ anticipated amended complaint and defendants’ motions to dismiss.

Dividend Policy

On September 30, 2024, we paid an aggregate of JPY40,925,700 as cash dividends to shareholders of record as of June 30, 2024 (Japan Standard Time), with an American depositary receipt record date of June 28, 2024 (Eastern Time). On September 30, 2025, we paid an aggregate of JPY136,419,000 as cash dividends to shareholders of record as of June 30, 2025 (Japan Standard Time), with an American depositary receipt record date of June 30, 2025 (Eastern Time). On September 30, 2026, we paid an aggregate of JPY136,419,000 (approximately $838,934) as cash dividends to shareholders of record as of June 30, 2026 (Japan Standard Time), with an American depositary receipt record date of June 30, 2026 (Eastern Time). Since our inception and as of the date of this annual report, we have not declared or paid cash dividends on our Ordinary Shares other than as described herein.

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

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20.2% for dividends due and payable on or after January 1, 2048) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2047 and (ii) 15.15% for dividends due and payable on or after January 1, 2048. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be, which is imposed during the period from and including January 1, 2013 to and including December 31, 2026, and 1.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be, which is imposed during the period from and including January 1, 2027 to and including December 31, 2047), to fund the reconstruction from the Great East Japan Earthquake, and the special defense surtax (1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed from and including January 1, 2027, to secure funds for strengthening the defense capabilities of Japan.

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

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax and the special defense surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares or the ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or the ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (or an alternative application form) together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure may also be available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (or alternative application form), together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

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

Dividend income will include any amounts withheld in respect of Japanese taxes and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

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

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our 2025 taxable year (the period from July 1, 2025 to June 30, 2026). However, it is possible that for our 2026 taxable year or for any subsequent year more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-266762), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders. Our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors, however, remain exempt from Section 16(a) reporting requirements. Our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenue, gross margin, and net income. In addition, substantially all of our borrowings bear interest at floating rates or at short-term fixed rates that are reset upon renewal every three to six months. As of June 30, 2026, we had JPY17,539,924 thousand (approximately $107,866 thousand) of interest-bearing debt outstanding. Based on this balance, a hypothetical 100 basis point increase in interest rates would increase our annual interest cost by approximately JPY175 million, a substantial portion of which would initially be capitalized into real estate inventory and recognized in cost of sales upon delivery of the related properties. Following the Bank of Japan’s successive policy rate increases since 2024, the interest rates on our short-term land loans rose during the fiscal year ended June 30, 2026, and further increases in interest rates could increase our financing costs and reduce demand for our properties. We do not enter into, nor do we intend to enter into in the future, derivative financial instruments for trading or speculative purposes to hedge against interest rate fluctuations.

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

Use of Proceeds

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

As of June 30, 2026, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified are mainly as follows:

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

As required by Rule 15d-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f), as of June 30, 2026 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of June 30, 2026.

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

Due to the foregoing material weaknesses, management concluded that as of June 30, 2026, our internal control over financial reporting was ineffective.

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

We have been undertaking measures to improve our internal control over financial reporting to address the material weakness identified, including:

1.	We have made certain progress in designing entity-level controls, including developing and implementing internal regulations and rules in relation to areas such as accounting, the evaluation of internal control over financial reporting, enterprise risk management, and budget controls, with the support of a team of external professionals. However, we continue to work on further developing and improving these controls.
2.	With the support of external professionals with sufficient knowledge of U.S. GAAP, SEC reporting requirements, and internal control practices, we have made certain progress in establishing a framework to support timely disclosure and in developing internal controls over financial reporting, including improving the segregation of duties and the timely preparation and retention of working papers with traceable supporting evidence. However, we continue to work on further developing and improving these controls.

Notwithstanding this progress, we cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In the fiscal year ending June 30, 2027, we will continue to implement additional measures to remediate them. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Fiscal Years Ended June 30,
	2026	2025
Audit fees (1)	$391,400	$400,000
Audit-Related fees	—	—
Tax fees	—	—
All other fees	$—	17,000
Total	$391,400	$417,000
(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

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

In the fiscal year ended June 30, 2026, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems.

Governance

Board Oversight

At the board level, cybersecurity risk management has been delegated to Hidekazu Hamagishi, our managing director, which oversees the Company’s risk management function. An IT senior management reports to Ken Takahashi, our CFO, and board members through the Company’s enterprise risk management process to provide updates on the Company’s cybersecurity risks, cybersecurity risk management, cyber incident response and respective developments within the organization.

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
2.3

Description of the rights of each class of securities registered (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F (File No. 001-41814), filed with the U.S. Securities and Exchange Commission on November 15, 2023)

4.1

English Translation of Form of Land Sales Contract (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.2

English Translation of Form of Construction Contract (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.3

English Translation of Form of General Intermediary Contract (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.4

English Translation of Form of Exclusive Intermediary Contract (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-266762), initially filed with the U.S. Securities and Exchange Commission on August 11, 2022)

4.5

English translation of the Absorption-type Company Split Agreement between Lead Real Estate Co., Ltd. and Sojiya Japan Co., Ltd. dated May 16, 2025 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-41814), filed with the U.S. Securities and Exchange Commission on October 30, 2025)

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

Date: November 2, 2026

LEAD REAL ESTATE CO., LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

LEAD REAL ESTATE CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LEAD REAL ESTATE CO., LTD. and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

November 2, 2026

LEAD REAL ESTATE CO., LTD

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND 2025

(Japanese yen in thousands, except share data)

	June 30,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	¥2,505,071	¥2,656,860
Accounts receivable, net	44,809	38,523
Real estate inventory	16,467,988	10,134,739
Contract assets	102,690	141,418
Prepaid and other current assets	963,227	381,581
Total current assets	20,083,785	13,353,121
Property and equipment, net	5,041,619	5,796,381
Intangible asset, net	15,692	35,396
Investments in marketable securities	28,724	25,303
Right-of-use assets, operating lease, net	1,631,748	820,786
Investments	134,261	122,101
Other assets	381,692	326,746
Total assets	¥27,317,521	¥20,479,834
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,201,456	¥1,035,712
Current portion of notes payable	11,286,279	7,599,606
Contract liabilities	712,362	337,483
Current portion of operating lease liabilities	244,390	201,313
Accrued expenses and other current liabilities	333,008	764,920
Total current liabilities	13,777,495	9,939,034
Notes payable, net of current portion	6,253,645	4,557,855
Deferred tax liabilities, net	99,762	89,638
Operating lease liabilities, net of current portion	1,387,525	621,962
Other liabilities	259,853	240,632
Total liabilities	21,778,280	15,449,121
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 shares outstanding as of June 30, 2026 and 2025 with no stated par value	1,207,055	1,207,055
Retained earnings	4,471,514	3,965,673
Treasury stock, at cost, 1,986,100 shares as of June 30, 2026 and 2025	(154,121)	(154,121)
Non-controlling interest	(8,456)	(8,456)
Accumulated translation gain	23,249	20,562
Total shareholders’ equity	5,539,241	5,030,713
Total liabilities and shareholders’ equity	¥27,317,521	¥20,479,834

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JUNE 30, 2026, 2025, AND 2024

(Japanese yen in thousands, except share and per share data)

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Revenue:
Real estate sales	¥17,460,826	¥18,307,409	¥18,487,074
Other revenue	713,380	535,254	463,609
Total revenue	18,174,206	18,842,663	18,950,683
Expenses:
Cost of sales – real estate	14,921,029	14,756,750	15,721,271
Cost of sales – other	577,254	357,279	279,806
Selling, general and administrative	1,749,055	2,253,653	2,051,040
Total expenses	17,247,338	17,367,682	18,052,117
Operating income	926,868	1,474,981	898,566
Other income (expense):
Interest expenses	(49,798)	(44,544)	(18,286)
Others, net	102,222	(35,881)	73,759
Total other income (expense), net	52,424	(80,425)	55,473
Income before income taxes	979,292	1,394,556	954,039
Income taxes	337,032	548,331	327,869
Net income	642,260	846,225	626,170
Net loss attributable to the noncontrolling interests	—	(559)	(789)
Net income attributable to common stockholders	642,260	846,784	626,959
Foreign currency translation gain (loss)	2,687	(11,905)	10,512
Total comprehensive income	¥644,947	¥834,879	¥637,471
Earnings per share:
Basic	¥47.08	¥62.07	¥46.93
Diluted	¥47.08	¥62.07	¥46.93
Weighted average shares outstanding:
Basic	13,641,900	13,641,900	13,360,834
Diluted	13,641,900	13,641,900	13,360,834

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JUNE 30, 2026, 2025, AND 2024

(Japanese yen in thousands, except share data)

					Non
	Common Stock		Retained	Treasury	controlling	Translation	Total
	Shares	Amount	Earnings	Stock	interest	gain / (loss)	Equity
BALANCE—June 30, 2023, as restated	12,498,900	¥344,145	¥2,557,854	¥(154,121)	¥(6,769)	¥21,955	¥2,763,064
Net income	—	—	626,959	—	—	—	626,959
Issuance of shares	1,143,000	862,620	—	—	—	—	862,620
Cash dividends declared (¥2 per share)	—	—	(24,998)	—	—	—	(24,998)
Loss attributable to non-controlling interest	—	—	—	—	(789)	—	(789)
Translation gain	—	—	—	—	—	10,512	10,512
BALANCE—June 30, 2024	13,641,900	¥1,206,765	¥3,159,815	¥(154,121)	¥(7,558)	¥32,467	¥4,237,368
Net income	—	—	846,784	—	—	—	846,784
Loss attributable to non-controlling interest	—	—	—	—	(559)	—	(559)
Changes in ownership interest in a subsidiary	—	290	—	—	(339)	—	(49)
Cash dividends declared (¥3 per share)	—	—	(40,926)	—	—	—	(40,926)
Translation loss	—	—	—	—	—	(11,905)	(11,905)
BALANCE—June 30, 2025	13,641,900	¥1,207,055	¥3,965,673	¥(154,121)	¥(8,456)	¥20,562	¥5,030,713
Net income	—	—	642,260	—	—	—	642,260
Cash dividends declared (¥10 per share)	—	—	(136,419)	—	—	—	(136,419)
Translation gain	—	—	—	—	—	2,687	2,687
BALANCE—June 30, 2026	13,641,900	¥1,207,055	¥4,471,514	¥(154,121)	¥(8,456)	¥23,249	¥5,539,241

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2026, 2025, AND 2024

(Japanese yen in thousands)

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Cash flows from operating activities:
Net income	¥642,260	¥846,225	¥626,170
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	121,124	110,448	102,713
Loss on disposal of assets	—	320	5,852
Gain on sales of assets	—	(1,000)	—
Impairment loss on property and equipment	—	14,741	—
Impairment loss on real estate inventories	1,252	6,013	—
Non-cash finance lease expense	28,265	28,503	23,847
Gain on finance lease cancellation	(566)	—	—
Investment revaluation (gain) loss	9,188	(4,459)	1,965
Gain on sales of investment in marketable securities	(14,242)	—	—
Impairment loss on equity securities without readily determinable fair values	34,804	23,509	—
Deferred income taxes, net	10,124	4,418	50,993
Changes in assets and liabilities:
Accounts receivable, net	(6,286)	(15,664)	(16,246)
Real estate inventory	(4,640,243)	1,204,545	1,122,406
Contract assets	38,728	95,081	199,522
Prepaid and other current assets	(581,646)	112,238	(290,238)
Operating lease, net	(2,322)	(2,307)	2,655
Other assets	(54,946)	(156,158)	15,890
Accounts payable	30,444	433,699	(130,709)
Contract liabilities	374,879	207,224	(130,271)
Accrued expenses and other current liabilities	(427,201)	405,722	(12,654)
Net cash provided by (used in) operating activities	(4,436,384)	3,313,098	1,571,895
Cash flows from investing activities:
Purchases of property and equipment	(872,627)	(2,521,787)	(2,221,499)
Proceeds from sale of property and equipment	—	3,182	—
Purchases of intangible assets	(692)	(2,351)	(6,359)
Purchase of investments and investments in marketable securities	(82,988)	(100,841)	(15,203)
Proceeds from sale of investments in marketable securities	39,415	—	—
Net cash used in investing activities	(916,892)	(2,621,797)	(2,243,061)
Cash flows from financing activities:
Proceeds from notes payable	18,295,279	14,734,600	15,014,801
Payments on notes payable	(12,923,954)	(13,969,871)	(14,745,923)
Payments on IPO costs	—	—	(229,046)
Proceeds from common stock issuance	—	—	1,187,428
Dividend payments	(136,419)	(40,926)	(24,998)
Purchases of noncontrolling interest	—	(49)	—
Repayments of principal portion of finance lease liability	(27,790)	(27,999)	(25,689)
Net cash provided by financing activities	5,207,116	695,755	1,176,573
Effect of exchange rate change on cash and cash equivalents	(5,629)	(30,880)	8,904
Net increase in cash and cash equivalents	(151,789)	1,356,176	514,311
Cash and cash equivalents, beginning of year	2,656,860	1,300,684	786,373
Cash and cash equivalents, end of year	¥2,505,071	¥2,656,860	¥1,300,684
Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	¥49,798	¥44,544	¥352,355
Income taxes	¥731,142	¥309,482	¥316,050
Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥1,023,288	¥747,616	¥2,613
Finance lease right - of - use assets obtained in exchange for finance lease liabilities	¥31,598	¥38,066	¥38,673
Purchases of property and equipment in accounts payable	¥135,300	¥—	¥—

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS

Organization and Description of the Business

Lead Real Estate Co., Ltd, together with its wholly owned subsidiaries (the “Company” or “Lead Real Estate”), is headquartered in Tokyo, Japan. The Company is a developer of luxury residential properties, including single-family homes and condominiums, and hotels across Tokyo, Kanagawa prefecture, and Sapporo. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The consolidated financial statements of the Company include Lead Real Estate and the entities below:

Percentage of
	Date of Incorporation or	Place of	direct or indirect
Name	Acquisition	Incorporation	economic ownership
Subsidiaries
Lead Real Estate Global Co., Ltd (“LRE Dallas”)	September 2017	Texas	100% by Lead Real Estate
Real Vision Co., Ltd. (“Real Vision”)	July 2006	Japan	100% by Lead Real Estate
Lead Real Estate HK Co., Limited (“LRE HK”)	February 2014	Hong Kong	100% by Lead Real Estate
LRE Management Co., Ltd. (Formerly Sojiya Japan Co., Ltd.)	January 2020	Japan	100% by Lead Real Estate
GLOCALY Co., Ltd.	June 2026	Japan	100% by Lead Real Estate
Consolidated VIE
Lead Real Estate Cayman Limited (“LRE Cayman”)	August 2019	Cayman Islands	100% by CEO

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lead Real Estate, its wholly owned subsidiaries, and the Company’s consolidated variable interest entity (“VIE”) as described in the Organization and Description of the Business above. All intercompany accounts and transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence, but not control, are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a VIE. If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investees, its obligation to absorb the expected losses of the investee, and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. Refer to “Note 10. VARIABLE INTEREST ENTITIES” for more information.

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

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies a five-step model that requires entities to exercise judgment when considering the terms of the contract(s), which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

Real Estate Sales

The Company’s primary source of revenue is the development and sale of luxury single-family homes and condominiums and hotels, including land, in its principal market, Japan. Transactions are conducted through two types of contracts, a land sales contract (the “Land Sales Contract”) and a construction contract (the “Construction Contract”), which demarcate two distinct performance obligations, delivering a land parcel and delivering the completed building, respectively. The contracts are considered two distinct performance obligations as the customer can benefit from both land and building on its own and the Company’s promises to transfer the land and the building to the customer are separately identifiable from each other.

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

The Company sells land and a completed building together upon completion of construction of the building. As the title and possession of the land and the completed building do not transfer to the customer until the completion of the construction of the building and the final payment is made by the customer, the control of the land and the building does not transfer to the customer during the construction of the building. The Company recognizes revenue for the sale of the land and building at a point in time upon final payment by the customer and transfer of the legal title to the customer when the construction is completed. The duration of the construction contracts is generally up to one year for smaller projects and up to three years for larger projects.

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

For Construction Contracts under which the Company constructs a building on land controlled by the customer, revenue is recognized over time because the customer controls the asset as it is constructed. The Company measures progress toward satisfaction of its construction performance obligation using a cost-to-cost input method, calculated as costs incurred to date relative to total estimated costs to complete the performance obligation. The Company believes this method faithfully depicts its performance in transferring control of construction services to the customer. Costs that do not depict progress toward satisfaction of the performance obligation are excluded or adjusted, as appropriate. Estimates of total contract costs are reviewed throughout the construction period, and changes in estimates are reflected in revenue on a cumulative catch-up basis in the period identified.

During the fiscal year ended June 30, 2025, the Company identified an error in its method of measuring progress for construction performance obligations satisfied over time. Previously, the Company recognized construction revenue using a seven-milestone methodology under which the percentage assigned to each milestone was based on its estimated duration relative to the total estimated construction period. The Company determined that this methodology did not faithfully depict the transfer of control of construction services to customers and, therefore, was not consistent with ASC 606. To correct this error, the Company measured cumulative revenue for construction contracts in progress at June 30, 2025 using the cost-to-cost input method described above and has continued to apply that method thereafter.

Detailed historical project cost information necessary to calculate the precise effects on prior reporting periods was not available. Accordingly, management estimated the potential effects using available project information, including differences between the milestone and cost-to-cost methods for contracts in progress at June 30, 2025, and assessed the applicability of those differences to contracts in prior periods. Based on this analysis, management concluded that the estimated effects of the error were not material to the consolidated financial statements for any prior period presented.

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

The remaining sources of revenue, which consist of income from hotel operations, leasing, commission, property management, and other miscellaneous revenue, are deemed insignificant as a percentage of total revenue or operating profits.

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

Disaggregation of Revenue by Major Revenue Stream

Revenue is disaggregated by the major revenue streams from the four types of real estate sales and other revenue. The Company’s revenue disaggregated by revenue streams for the fiscal years ended June 30, 2026, 2025, and 2024 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Type I	¥5,195,960	¥4,868,494	¥7,522,291
Type II	9,405,222	7,860,724	5,791,517
Type III.a. land only	1,564,800	3,089,207	1,924,423
Type III.b. construction only (over time)	653,944	1,033,051	1,376,455
Type IV	640,900	1,455,933	1,872,388
Other revenue	713,380	535,254	463,609
Total revenue	¥18,174,206	¥18,842,663	¥18,950,683

Other Revenue

The Company generates other revenue, which includes income from hotel operations, leasing, commission, property management, and other miscellaneous sources. The primary components of other revenue for the fiscal years ended June 30, 2026, 2025, and 2024 were as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Hotels	¥431,291	320,799	231,580
Leasing(a)	79,534	48,537	57,834
Commission	101,735	99,457	100,855
Property management	88,140	55,422	58,991
Other	12,680	11,039	14,349
Other revenue	¥713,380	¥535,254	¥463,609

(a)	Leasing revenue is recognized over time under ASC 842 (Leases).

Disaggregation of Revenue by Timing of Revenue Recognition

The Company recognizes revenue either at a point in time or over time depending on how performance obligations are satisfied. The Company’s revenue, disaggregated by timing of revenue recognition for the fiscal years ended June 30, 2026, 2025, and 2024 was as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Point in time	¥16,921,296	¥17,705,652	¥17,574,228
Over time	1,252,910	1,137,011	1,376,455
Total revenue	¥18,174,206	¥18,842,663	¥18,950,683

Foreign Operations

The Company’s reporting and functional currency is the Japanese yen. The functional currency of the Company’s wholly owned subsidiary, Real Vision, is the Japanese yen, whereas the functional currency of LRE Dallas and LRE Cayman is the United States dollar. The functional currency of LRE HK is the Hong Kong Dollar. The functional currency of the Company’s wholly owned subsidiary, LRE Management, is the Japanese yen. Assets and liabilities are translated using the fiscal year end foreign exchange rate, and income and expenses are translated using the weighted average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of foreign subsidiaries, net of related income tax effects, are credited or charged directly to the foreign currency translation adjustment account, a component of accumulated other comprehensive gain (loss). The tax effects related to the foreign currency translation of financial statements of the consolidated subsidiaries and VIE are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the fiscal year-end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gain (loss). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period. The effects of translation and remeasurement related to foreign currency transactions are recorded in the statements of comprehensive income.

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

Revenue of ¥3,040,000 thousand and ¥2,004,000 thousand from two customers, respectively, accounted for 10% or more of the Company’s total revenue for the fiscal year ended June 30, 2026. Revenue of ¥2,040,000 thousand from one customer accounted for 10% or more of the Company’s total revenue for the fiscal year ended June 30, 2025. No single customer accounted for 10% or more of the Company’s total revenue for the fiscal year ended June 30, 2024.

Accounts receivable of ¥24,470 thousand and ¥6,371 thousand from two customers, respectively, accounted for 10% or more of the Company’s accounts receivable balance as of June 30, 2026. Accounts receivable of ¥29,062 thousand from one customer accounted for 10% or more of the Company’s accounts receivable balance as of June 30, 2025.

Contract assets of ¥30,594 thousand, ¥30,313 thousand, ¥19,507 thousand, and ¥11,179 thousand from four projects, respectively, accounted for 10% or more of the Company’s contract assets balance as of June 30, 2026. Contract assets of ¥35,721 thousand, ¥31,024 thousand, ¥22,883 thousand, ¥21,005 thousand, and ¥15,292 thousand from five projects, respectively, accounted for 10% or more of the Company’s contract assets balance as of June 30, 2025.

Cost of sales of ¥2,787,331 thousand to one contractor accounted for 10% or more of the Company’s total cost of sales for the fiscal year ended June 30, 2026. No single contractor accounted for 10% or more of the Company’s total cost of sales for the fiscal year ended June 30, 2025. Cost of sales of ¥1,627,485 thousand to one contractor accounted for 10% or more of the Company’s total cost of sales for the fiscal year ended June 30, 2024.

Accounts payable of ¥189,992 thousand and ¥160,286 thousand to two contractors, respectively, accounted for 10% or more of the Company’s accounts payable balance as of June 30, 2026. No single contractor had 10% or more of the Company’s accounts payable balance as of June 30, 2025.

Segment Reporting

Operating segments are determined in accordance with ASC Topic 280, Segment Reporting, and defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM has been identified as the Chief Executive Officer, who primarily evaluates performance based on the number of single-family homes, condominiums, and hotels closed, average sale price, and financial results. Segment profitability is measured by net and comprehensive income.

The Company’s primary and sole operating segment is real estate sales, with the balance of revenue categorized under real estate sales.

The Company primarily operates in Japan and the revenue is primarily generated in Japan, which is the only geographic reportable segment.

The table below shows revenue from external customers for each product the Company offers for the fiscal years ended June 30, 2026, 2025, and 2024 (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Single-family home	¥5,077,199	¥7,043,336	¥6,698,836
Condominium	9,796,918	6,677,016	11,788,238
Hotel	2,586,709	4,587,057	—
Other revenue	713,380	535,254	463,609
Total revenue	¥18,174,206	¥18,842,663	¥18,950,683

The table below shows revenue from external customers in Japan and all foreign countries for the fiscal years ended June 30, 2026, 2025, and 2024 (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Japan	¥18,156,469	¥18,829,625	¥18,931,809
All foreign countries	17,737	13,038	18,874
Total revenue	¥18,174,206	¥18,842,663	¥18,950,683

The table below shows long-lived assets, which consist of property and equipment and right-of-use assets for operating leases, located in Japan and all foreign countries as of June 30, 2026 and 2025 (in thousands):

	June 30,
	2026	2025
Japan	¥6,222,232	¥6,188,067
All foreign countries	451,135	464,496
Total	¥6,673,367	¥6,652,563

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

Accounts Receivable, Net

The Company’s accounts receivable consists primarily of receivables from general contractors, subcontractors, and travel agents, and receivables resulting from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for current expected credit losses (i.e., doubtful accounts). The Company measures expected credit losses for financial assets measured at amortized cost, including accounts receivable and contracts assets, over the contractual life, considering historical loss experience, current conditions, and reasonable and supportable forecasts, as applicable. Accounts are written off against the allowance when the Company determines that the balance is uncollectible. That determination is made after collection efforts are exhausted. Recoveries of amounts previously written off are recorded as a reduction of credit loss expense when received. Credit loss expense is included in selling, general and administrative on the consolidated statements of comprehensive income. The allowance for credit losses balance for accounts receivable was nil and nil as of June 30, 2026 and 2025, respectively.

Real Estate Inventory

Inventories consist of raw entitled land, finished lots, and construction in process (“CIP”), including capitalized interest. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to fair value. Inventories include the costs of direct land acquisition, land development, construction, capitalized interest, real estate taxes, and direct overhead costs incurred related to land acquisition and development and single-family home and condominium construction. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Land and development costs are typically allocated to individual lots on a pro rata basis based on the number of lots in the development, and the costs of lots are transferred to construction work in progress when construction begins. Sold units are expensed on a specific identification basis as cost of contract revenue earned. Cost of contract revenue earned for single-family homes, condominiums, and hotels closed includes the specific construction costs of each single-family home, condominium, or hotel and all applicable land acquisition, land development, and related costs allocated to each residential lot. Inventories are carried at the lower of accumulated cost or net realizable value.

Land, development, and other project costs, including interest and property taxes incurred during development and construction, net of expected reimbursable development costs, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges are allocated to the cost of individual homes using the specific identification method. Costs that are not specifically identifiable to a home are allocated on a pro rata basis, which the Company believes approximate the costs that would be determined using an allocation method based on relative sales values since the individual lots or homes within a community are similar in value. Inventory costs for completed homes are expensed to cost of sales as homes are closed. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining unsold lots and homes in the community on a pro rata basis.

When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as an impairment loss in the period in which it occurs. The Company looks for instances where sale prices for a single-family home, condominium, or hotel in backlog or potential sale prices for a future sold single-family home,  condominium, or hotel would be at a level that results in a negative gross margin. Impairment losses of  ¥1,252 thousand, ¥6,013 thousand, and nil were recognized in the fiscal years ended June 30, 2026, 2025, and 2024, respectively.

Capitalized Interest

Interest and other financing costs are capitalized as cost of inventory during community development, and home and hotel construction activities, in accordance with ASC Topic 835, Interest and expensed in cost of sales as homes in the community are closed. To the extent the debt exceeds qualified assets, a portion of the interest incurred is expensed.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets, are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization and the length of time the asset will be used in the Company’s operations; and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no events or circumstances identified during the fiscal year ended June 30, 2026 that required the Company to perform a quantitative impairment assessment. Impairment losses of ¥14,741 thousand were recognized on land as the carrying amount was determined to exceed fair value during the fiscal year ended June 30, 2025. There were no events or circumstances identified during the fiscal year ended June 30, 2024 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available.

Investment at cost

The equity method is generally used to account for equity investments over which significant influence, but not majority equity interest or control, is exerted in an investee company. Generally, the accompanying shareholding is between 20% and 50% of the voting rights. The share of earnings or losses of the investee is recognized in the consolidated statements of comprehensive income. The Company did not have any investment that would be accounted for under the equity method in the fiscal years ended June 30, 2026 and 2025.

Investments in equity securities in which the Company does not have significant influence, and for which there is not a readily determinable fair value, are recorded at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer.

For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

The carrying amount of equity securities without readily determinable fair values is recorded at cost as fair value is not readily determinable. The investment at cost amount was ¥134,261 thousand and ¥122,101 thousand as of June 30, 2026 and 2025, respectively. The Company recognized impairment losses of  ¥34,804 thousand and ¥23,509 thousand in the fiscal years ended June 30, 2026 and 2025, respectively. The Company did not recognize any upward or downward adjustments resulting from observable price changes during these periods.

Warranty Reserve

Future direct warranty costs are accrued and charged to cost of sales in the period when the related home is closed. The Company provides a limited warranty for its single-family homes and condominiums for a period of 10 years. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective construction during such warranty period at no cost to the homebuyer. At the time a home is sold, the Company records an estimate of warranty expense based on historical warranty costs. An analysis of the warranty reserve is performed periodically to ensure the adequacy of the reserve. The warranty reserve was ¥22,115 thousand and ¥28,783 as of June 30, 2026 and 2025, respectively, and was included in accrued expenses and other current liabilities on the consolidated balance sheets.

Cost of Sales

Cost of sales includes the lot purchase costs and demolition costs associated with each lot, construction costs of each construction, capitalized interest, building permits and other local municipality related costs, internal and external realtor commissions, and warranty costs (both incurred and estimated to be incurred). Land, development, and other allocated costs, including interest and property taxes, incurred during development and construction are capitalized and expensed to cost of sales when the sale of a single-family home, condominium, or hotel is closed, and revenue is recognized.

Selling and Commission Costs

Sales and broker commissions are expensed when incurred as the amortization period would be one year or less in accordance with ASC 340-40-25-4. Sales and broker commissions were ¥283,998 thousand, ¥132,994 thousand, and ¥67,723 thousand for the fiscal years ended June 30, 2026, 2025, and 2024, respectively, and were recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥39,326 thousand, ¥52,900 thousand, and ¥25,812 thousand for the fiscal years ended June 30, 2026, 2025, and 2024, respectively, and were recorded as selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2026, 2025, and 2024.

Earnings Per Share

In accordance with ASC 260-10, Earnings Per Share, basic earnings per share is based on the weighted average number of ordinary shares outstanding. Diluted earnings per share is based on the weighted average number of ordinary shares and dilutive securities outstanding.

Recently Announced Accounting Standards

New Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. Income taxes paid also must be further disaggregated. This standard is effective for annual reporting periods beginning after December 15, 2024 for public business entities. Entities other than public business entities have an additional year to adopt it. Early adoption is permitted. As an emerging growth company, the Company adopted this standard on July 1, 2026 and it will be reflected on the consolidated financial statements for the fiscal year ending June 30, 2027. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The standard does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (SUBTOPIC 220-40): Clarifying The Effective Date, which revises the effective date of ASU 2024-03. In January 2025, the FASB issued ASU 2025-01—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective dates. This standard is effective for all public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt this standard on July 1, 2027. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which requires entities to disclose events occurring since the end of the last annual reporting period that have a material impact on the entity and clarifies the applicability, form, and content of interim financial reporting under U.S. GAAP. The guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied either prospectively or retrospectively. The Company expects to adopt this standard on July 1, 2028. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which contains amendments to the Accounting Standards Codification intended to clarify guidance, correct errors, and make minor improvements. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods. Early adoption is permitted. The Company expects to adopt this standard on July 1, 2027. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

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

Real estate inventory consisted of the following as of June 30, 2026 and 2025 (in thousands):

	June 30,
	2026	2025
Real estate, including land	¥15,023,424	¥8,800,383
Construction in progress	1,444,564	1,334,356
Real estate inventory	¥16,467,988	¥10,134,739

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

4.CONTRACT ASSETS AND CONTRACT LIABILITIES

As of June 30, 2026 and 2025, the contract assets balance was ¥102,690 thousand and ¥141,418 thousand, respectively.

Significant changes in the contract assets balances during the fiscal years ended June 30, 2026 and 2025 were as follows:

	June 30,
	2026	2025
Beginning Balance	¥141,418	¥236,499
Reclassification of the beginning contract assets to receivables, as the result of rights to consideration becoming unconditional	(141,418)	(236,499)
Contract assets recognized, net of reclassification to receivables	102,690	141,418
Net change in contract assets	(38,728)	(95,081)
Ending Balance	102,690	141,418

As of June 30, 2026 and 2025, the contract liabilities balance was ¥712,362 thousand and ¥337,483 thousand, respectively.

Significant changes in the contract liabilities balances during the fiscal years ended June 30, 2026 and 2025 were as follows:

	June 30,
	2026	2025
Beginning Balance	¥337,483	¥130,259
Reclassification of the beginning contract liabilities to revenue, as the result of performance obligations satisfied	(60,307)	(119,255)
Cash received in advance and not recognized as revenue	435,186	326,479
Net change in contract liabilities	374,879	207,224
Ending Balance	712,362	337,483

5.PROPERTY AND EQUIPMENT

As of June 30, 2026 and 2025, property and equipment consisted of the following (in thousands):

		June 30,
	Useful Life	2026	2025
	(years)
Land	Infinite	¥2,452,925	¥4,138,613
Property and Buildings	4-47	1,753,625	1,179,117
Machinery and Equipment	3-17	155,726	157,416
Tools, Furniture, and Fixtures	2-20	59,546	43,023
Finance lease right-of-use assets	3-7	194,707	198,459
Construction in progress		888,167	458,884
Less: Accumulated depreciation		(463,077)	(379,131)
Property and equipment, net		¥5,041,619	¥5,796,381

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

The Company recorded depreciation expenses on property and equipment of ¥100,728 thousand, ¥89,675 thousand, and ¥82,762 thousand, for the fiscal years ended June 30, 2026, 2025, and 2024, respectively. The Company records depreciation expense in cost of sales and selling, general, and administrative expenses on the consolidated statements of comprehensive income.

6.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of June 30, 2026 and 2025 (in thousands):

	June 30,
	2026	2025
Income taxes payable	¥44,566	¥439,303
Consumption tax payable	17,466	110,731
Other deposits received	66,091	64,032
Accrued payroll expense	65,878	59,472
Warranty reserves	22,115	28,783
Short-term finance lease liabilities	26,633	28,464
Accrued vacation	6,643	7,142
Other current liabilities	83,616	26,993
Accrued expenses and other current liabilities	¥333,008	¥764,920

7.NOTES PAYABLE

The Company’s short-term notes payable consist primarily of land loans collateralized on specific lots for real estate sales typically paid upon delivery of the lot. The Company’s long-term notes payable are used for working capital and other general corporate purposes.

Notes payable consisted of the following as of June 30, 2026 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	2,543,700	1/15/2020 - 12/31/2029	3.535%	¥2,328,494
Lender 2	1,833,600	1/31/2025 - 3/4/2041	4.979%	1,832,075
Lender 3	1,585,540	7/25/2025 - 2/27/2027	3.200%	1,585,540
Lender 4	1,241,200	2/27/2026 - 2/27/2029	10.000%	1,118,000
Lender 5	1,264,000	8/29/2025 - 3/31/2027	3.675%	1,000,000
Other lenders	22,903,491	3/23/2016 - 3/25/2055	1.45 - 5.50%	9,675,815
Aggregate outstanding principal balances				17,539,924
Less: current portion of long-term notes payable and short-term notes payable				(11,286,279)
Non-current portion of long-term notes payable				¥6,253,645

Notes payable consisted of the following as of June 30, 2025 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	3,316,500	10/26/2023 - 2/4/2027	4.420%	¥1,610,000
Lender 2	3,774,300	1/15/2020 - 12/31/2029	3.238%	1,486,750
Lender 3	1,186,000	4/28/2023 - 9/30/2026	2.504%	1,186,000
Lender 4	1,877,172	11/17/2023 - 4/25/2046	2.213%	764,400
Lender 5	800,000	4/3/2025 - 4/3/2026	3.103%	750,000
Other lenders	15,574,571	3/23/2016 - 3/25/2055	1.30 - 5.50%	6,360,311
Aggregate outstanding principal balances				12,157,461
Less: current portion of long-term notes payable and short-term notes payable				(7,599,606)
Non-current portion of long-term notes payable				¥4,557,855

As of June 30, 2026, the annual aggregate maturities of notes payable during each of the next five years were as follows (in thousands):

Amount
2027	¥11,286,279
2028	1,442,158
2029	2,761,971
2030	102,290
2031	549,416
Thereafter	1,397,810
Total notes payable	¥17,539,924

The weighted average interest rates on short-term notes payable outstanding as of June 30, 2026 and 2025 were  3.44% and 3.67%, respectively.

As of June 30, 2026 and 2025, short - term notes payable of ¥5,933,540 thousand and ¥8,108,741 thousand are collateralized by inventories of ¥6,244,288 thousand and ¥8,919,898 thousand.

Capitalized interest included in real estate inventory was ¥441,958 thousand, ¥333,646 thousand, and ¥247,072 thousand for the fiscal years ended June 30, 2026, 2025, and 2024, respectively. Interest activity for notes payable for the periods presented is as follows (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Interest incurred	¥620,105	¥434,017	¥488,463
Less: Amounts capitalized	(574,319)	(389,473)	(470,177)
Interest expense	¥45,786	¥44,544	¥18,286

8.INCOME TAXES

The Company generates taxable income primarily in Japan. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in a statutory rate of approximately 30.6% for the fiscal years ended June 30, 2026, 2025 and 2024.

The components of income tax expenses were as follows for the fiscal years ended June 30, 2026, 2025, and 2024 (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Current	¥326,908	¥543,913	¥276,876
Deferred	10,124	4,418	50,993
Total	¥337,032	¥548,331	¥327,869

A reconciliation of the differences between the statutory tax rate in Japan and the effective tax rate for enterprise income tax for the fiscal years ended June 30, 2026, 2025, and 2024 is as follows:

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Statutory tax rate	30.6%	30.6%	30.6%
Permanent differences	0.0%	2.5%	(0.3)%
Prefecture, Local, and Enterprise Tax	4.9%	5.5%	3.5%
True up adjustment	(2.4)%	(0.4)%	0.0%
Tax credits	(0.2)%	0.0%	0.0%
Change in valuation allowance	0.3%	0.9%	0.1%
Deductions and other adjustments	0.8%	0.0%	0.5%
Change in deferred tax rate	0.2%	0.0%	0.0%
Effect of different tax rates in other jurisdictions	0.2%	0.2%	0.0%
Effective tax rate	34.4%	39.3%	34.4%

The statutory tax rate in effect for the fiscal year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

The primary components of deferred tax assets and liabilities were as follows as of June 30, 2026 and 2025 (in thousands):

	June 30,
	2026	2025
Deferred tax assets:
Reserves and Allowances	¥99,021	¥61,192
Investments in securities	33,961	21,560
Asset retirement obligation	3,521	3,211
Accrued Commissions	17,788	20,737
Leases	4,431	712
Net Operating Loss	21,222	18,889
Others	33,848	34,329
Total deferred tax assets, gross	213,792	160,630
Less: valuation allowance	(20,649)	(18,165)
Deferred tax assets, net of valuation allowance	193,143	142,465
Less: net off deferred tax liabilities	(193,143)	(142,465)
Deferred tax assets, net	¥—	¥—
Deferred tax liabilities:
Inventories	¥213,853	¥168,140
Property and equipment	12,017	20,431
Prepaid Expenses	111	108
Intangible assets, including software	405	1,968
Leases	9,891	6,554
Others	56,628	34,902
Total deferred tax liabilities, gross	292,905	232,103
Less: net off deferred tax assets	(193,143)	(142,465)
Deferred tax liabilities, net	¥99,762	¥89,638

The Company recorded a net deferred tax liability of ¥99,762 thousand and ¥89,638 thousand as of June 30, 2026 and 2025, respectively. In valuing deferred tax assets, the Company uses judgment, considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, management has provided a full valuation allowance on deferred tax assets incurred for its subsidiaries, in the amount of ¥20,649 thousand and ¥18,165 thousand as of June 30, 2026 and 2025, since it was determined that it was more likely than not that deferred tax assets would not be utilized in the foreseeable future. For Lead Real Estate Co., Ltd, the parent company, there was no valuation allowance for deferred tax assets as of June 30, 2026 and 2025 on a stand-alone basis. Based on the level of historical taxable income, the expected reversal of existing taxable temporary differences, and projections for the future taxable income over the periods in which the deferred tax assets become deductible, management believes all deferred tax assets at June 30, 2026 and 2025, are fully realizable.

Interest and penalties related to income tax matters are recognized as a component of selling, general, and administrative expenses in the consolidated statements of comprehensive income, if applicable. The Company did not have any uncertain tax benefits, interest or penalties associated with uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended June 30, 2026, 2025, and 2024.

Changes to valuation allowance for deferred tax assets were as follows for the fiscal years ended June 30, 2026, 2025, and 2024 (in thousands):

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Valuation allowance, beginning of period	¥18,165	¥5,186	¥4,572
Net changes during the period	2,484	12,979	614
Valuation allowance, end of period	¥20,649	¥18,165	¥5,186

Of the total net operating loss (“NOL”) of ¥102,256 thousand as of June 30, 2026, ¥962 thousand incurred in Japan will begin to expire in 2031 through 2036 and the deductibility of such NOL is limited to 50% of taxable income. ¥93,453 thousand incurred in  the United States have no expiration dates and the deductibility of such NOL is limited to 80% of taxable income. ¥7,841 thousand incurred in Hong Kong have no expiration dates.

The Company is subject to taxation and files income tax returns in Japan and foreign jurisdictions. Tax years for the periods ended June 30, 2022 through June 30, 2026 for Japan jurisdiction and tax years for the periods ended June 30, 2024 through June 30, 2026 in major foreign jurisdictions remain subject to examination.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act. ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. The Company is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on the Company’s financial statements.

9.EQUITY

As of June 30, 2026 and 2025, the Company had 50,000,000 ordinary shares authorized. Each holder of ordinary shares is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, and if declared by the shareholders’ meeting or the board of directors of the Company. The number of total ordinary shares outstanding was 13,641,900 and 13,641,900 as of June 30, 2026 and 2025, respectively.

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

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semi-annual interim dividends may also be paid once a year upon resolution by the board of directors if the articles of incorporation of the company stipulate so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury shares. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million. During the fiscal years ended June 30, 2026, 2025 and 2024, the Company declared a dividend of ¥10 per ordinary share with a total payout of ¥136,419 thousand, a dividend of ¥3 per ordinary share with a total payout of ¥40,926 thousand, and a dividend of ¥2 per ordinary share with a total payout of ¥24,998 thousand, respectively.

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

Based on its analysis, the Company has consolidated LRE Cayman in the fiscal years ended June 30, 2026, 2025, and 2024, along with the wholly - owned subsidiaries LRE Dallas, Real Vision and LRE HK. LRE Management was consolidated as a VIE until Mr. Nagahara transferred his 50% of the equity interests to Lead Real Estate in November 2024 and as a wholly owned subsidiary after the transfer. The Company has no unconsolidated VIE during these periods. In addition, the Company established GLOCALY Co., Ltd. as a wholly owned subsidiary in June 2026 and included it in the Company’s consolidated financial statements.

LRE Cayman does not have substantial operations and its assets, liabilities and equity balances are immaterial.

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

The Company utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities, approximates their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents and investments in marketable securities in the accompanying consolidated balance sheets. The value of accounts payable and accrued expenses approximates fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term debt approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2026 and 2025, the Company did not have any assets or liabilities measured at fair value classified as Level 3.

The Company held investments in marketable securities of ¥28,724 thousand and ¥25,303 thousand as of June 30, 2026 and 2025, respectively. In the fiscal years ended June 30, 2026, 2025, and 2024, losses recognized on investments in marketable securities were as follows.

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Net gain (loss) recognized during the period on investments in marketable securities	¥5,054	¥4,459	¥(1,965)
Less: Net gain (loss) recognized during the period on investments in marketable securities sold during the period	14,242	—	—
Unrealized gain (loss) recognized during the reporting period on investments in marketable securities still held at the reporting date	¥(9,188)	¥4,459	¥(1,965)

The Company entered into an interest rate swap agreement to manage its exposure to changes in interest rates associated with its variable-rate debt. The fair value of the interest rate swap is classified as Level 2 within the fair value hierarchy because the valuation is based on observable market inputs, including interest rates and yield curves, rather than quoted prices for the identical instrument in an active market. The interest rate swap is not designated as a hedging instrument for accounting purposes under ASC 815. Accordingly, the derivative is recognized at fair value, with changes in fair value recognized in statements of comprehensive income.

As of June 30, 2026 and 2025, the interest rate swap had a notional amount of ¥665,000 thousand and a fair value of ¥42,048 thousand as of June 30, 2026 and a notional amount of ¥500,000 thousand and a fair value of (¥6,553) thousand as of June 30, 2025, which was recorded in other assets as of June 30, 2026 and in other liabilities as of June 30, 2025. During the fiscal years ended June 30, 2026 and 2025, the Company recognized a gain of ¥48,601 thousand and a loss of ¥6,553 thousand, respectively, associated with the interest rate swap in other income (expense).

12.RELATED PARTY TRANSACTIONS

There were no material related party transactions in the fiscal years ended June 30, 2026, 2025, and 2024.

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

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended June 30, 2026, 2025, and 2024.

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

During the fiscal year ended June 30, 2026, the Company entered into three sale and leaseback transactions of land and buildings located in Tokyo, Japan for an aggregate sales price of ¥2,577,000 thousand, net of consumption tax. Under the transaction, the land and a building were sold and leased back for a non-cancellable term of three to twenty years. The property was qualified for a sale and leaseback and classified as an operating lease. The Company recorded revenue of ¥2,577,000 thousand, cost of sales of ¥1,632,077 thousand, and sales commission of ¥56,618 thousand under this sale and leaseback transaction. The related revenue, cost of sales, and sales commission were included in real estate sales, cost of sales – real estate, and selling, general and administrative, respectively, in the Consolidated Statements of Comprehensive Income for the fiscal year ended June 30, 2026.

During the fiscal year ended June 30, 2025, the Company entered into three sale and leaseback transactions of land and buildings located in Tokyo, Japan for an aggregate sales price of ¥2,670,967 thousand, net of consumption tax. Under the transaction, the land and a building were sold and leased back for a non-cancellable term of three to ten years. The property was qualified for a sale and leaseback and classified as an operating lease. The Company recorded revenue of ¥2,670,967 thousand, cost of sales of ¥1,785,544 thousand, and sales commission of ¥42,216 thousand under this sale and leaseback transaction. The related revenue, cost of sales, and sales commission were included in Real estate sales, Cost of sales – real estate, and selling, general and administrative, respectively, in the Consolidated Statements of Comprehensive Income for the fiscal year ended June 30, 2025.

Operating lease cost, as included in general and administrative expenses and cost of sales in the Company’s consolidated statements of comprehensive income, totaled ¥241,575 thousand, ¥87,709 thousand, and ¥79,048 thousand for the fiscal years ended June 30, 2026, 2025, and 2024, respectively. Cash paid for the amounts included in the measurement of lease liabilities for operating leases for the fiscal years ended June 30, 2026, 2025, and 2024 was ¥243,896 thousand, ¥90,016 thousand, and ¥81,284 thousand, respectively. As of June 30, 2026 and 2025, the weighted-average discount rate was 4% and 3% and the Company’s weighted-average remaining life was 12.9 and 6.6 years, respectively. The Company did not have any significant lease contracts that had not yet commenced as of June 30, 2026 and 2025.

The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of June 30, 2026 and 2025:

	June 30,
	2026	2025
Right-of-use assets - non current	¥1,631,748	¥820,786
Total operating lease assets	¥1,631,748	¥820,786

Operating lease liabilities - current	¥244,390	¥201,313
Operating lease liabilities – long-term	1,387,525	621,962
Total operating lease liabilities	¥1,631,915	¥823,275

The table below shows the future minimum payments under non-cancelable operating leases at June 30, 2026 (in thousands):

Years Ending June 30,	Operating Leases
2027	¥308,852
2028	272,213
2029	171,524
2030	117,027
2031	117,052
Thereafter	1,085,657
Total	2,072,325
Less: lease amount representing interest	(440,410)
Present value of operating lease liabilities	¥1,631,915

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

The following table (in thousands) presents the finance lease related assets and liabilities recorded on the Company’s balance sheets as of June 30, 2026 and 2025:

	June 30,
	2026	2025
Right-of-use assets - non current	¥76,112	¥85,444
Total finance lease assets	¥76,112	¥85,444

Finance lease liabilities - current	¥26,633	¥28,464
Finance lease liabilities – long-term	51,530	59,122
Total finance lease liabilities	¥78,163	¥87,586

14.SUBSEQUENT EVENTS

Cash dividends of ¥10 per ordinary share with a total payout of ¥136,419 thousand were approved at the ordinary general meeting of shareholders held on September 29, 2026, and were paid out on September 30, 2026.

The Company has evaluated subsequent events after the consolidated balance sheet date through the date of report issuance. Management has determined that no significant events or transactions other than the above have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements.